Filed Pursuant to Rule 424(b)(4)
Registration No. 333-141174

10,039,216 Shares

Common Stock

This is an initial public offering of shares of common stock of BWAY Holding Company.

The selling stockholders identified in this prospectus are offering shares in this offering. BWAY Holding will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

Prior to this offering, there has been no public market for the common stock. The initial public offering price per share will be $15. BWAY Holding has been authorized to list the common stock on the New York Stock Exchange under the symbol BWY.

See “ Risk Factors” on page 14 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$15.0000	$150,558,237
Underwriting discount*	$1.0125	$10,164,706
Proceeds, before expenses, to the selling stockholders	$13.9875	$140,423,531

To the extent that the underwriters sell more than 10,039,216 shares of common stock, the underwriters have the option to purchase up to an additional 1,505,882 shares from certain selling stockholders at the initial public offering price less the underwriting discount. The underwriters may exercise this option for 30 days following the date of this prospectus.

The underwriters expect to deliver the shares against payment in New York, New York on June 18, 2007.

Goldman, Sachs & Co.	Banc of America Securities LLC

Deutsche Bank Securities	JPMorgan

*	Deutsche Bank Securities Inc. will receive a fee for advisory services in connection with this offering. See “Underwriting.”

Prospectus dated June 12, 2007.

PROSPECTUS SUMMARY

This summary highlights information appearing elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before making an investment decision. You should carefully read the entire prospectus, including the section entitled “Risk Factors” beginning on page 14 and our financial statements and notes to those financial statements included elsewhere in this prospectus before making any investment decision. Unless the context otherwise requires, in this prospectus, “BWAY Holding” means BWAY Holding Company, our top-level holding company, and “BWAY” means BWAY Corporation and its consolidated subsidiaries. BWAY is our primary operating company and a direct wholly owned subsidiary of BWAY Holding. “We,” “us” and “our” mean BWAY Holding and its consolidated subsidiaries, including BWAY. On February 7, 2003, BWAY Holding acquired BWAY and BWAY became a wholly owned subsidiary of BWAY Holding. Upon completion of the acquisition, BWAY became a private company and its common stock was delisted from the New York Stock Exchange. We refer to the acquisition of BWAY pursuant to the merger agreement as the “Transaction.”

Our Company

We are a leading North American manufacturer of general line rigid metal and plastic containers, and we estimate that we have a number one U.S. market share in plastic pails, steel paint cans, steel specialty cans, ammunition boxes, plastic tight-head containers and plastic paint bottles, and a number one Canadian market share in steel pails and plastic pails. These products together represented approximately 78% of our fiscal 2006 net sales. In fiscal 2006, our total net sales were $918.5 million, of which 60.2% were in our metal packaging segment and 39.8% were in our plastics packaging segment. On a pro forma basis for our acquisition of substantially all of the assets of Industrial Containers Ltd., or “ICL,” in July 2006, our fiscal 2006 net sales were $968.9 million, of which 58.5% were in our metal packaging segment, which includes aerosol cans, and 41.5% were in our plastics packaging segment. We believe that our metal and plastic products, which we manufacture in our 22 strategically located facilities across the United States and in Canada, are complementary and often serve the same customers. Our products include:

•

Metal Containers.    General line rigid metal containers made from steel, including paint cans and components, aerosol cans, pails, oblong cans, a variety of other specialty cans and ammunition boxes that our customers use to package paint, household and personal care products, automotive after-market products, paint thinners, driveway and deck sealants and other end-use products; and

•

Plastic Containers.    Injection-molded plastic pails and blow-molded tight-head containers, bottles and drums that our customers use to package petroleum products, pharmaceuticals, agricultural chemicals, other chemical applications, paint, ink, edible oils, high-tech coatings, high-solid coatings, roofing mastic and adhesives and driveway sealants.

Based on management’s knowledge of the general line rigid metal and rigid plastic container industries, we estimate that in 2006 general line rigid metal and rigid plastic container industry revenues in North America were approximately $1.4 billion and $2.0 billion, respectively. Based on long-term growth data for the broader packaging industry, we estimate that 2006 growth rates for the general line rigid metal container and rigid plastic container markets in North America were approximately 0.5% and 3.5%, respectively.

We believe that our end markets have historically exhibited stable demand and pricing characteristics, with little cyclicality and a relatively broad customer base. Metal containers are attractive to many of our customers based on steel’s strength and non-permeability, its ability to hold highly volatile and solvent-based liquids and its fire safety characteristics. Aerosol cans, which are a type of metal container, provide an effective system of delivery for a controlled spray pattern and are the preferred packaging for certain products. As a result of expansion of our production capacity in recent years, our aerosol can business grew significantly faster, at 11.0% in fiscal 2006, than the aerosol can market as a whole, which grew at 2.5% in 2006. In addition, plastic continues to prove adaptable to a wide variety of container end markets including the paint and building industry, non-retail food services, janitorial and chemical, agriculture, oil and petroleum, inks and other general industry. Plastic containers are attractive to many of our customers based on plastic’s durability, weight and corrosion resistance.

Competitive Strengths

Market Leadership Across Products

We have established leading market positions in most of our major product lines and estimate that we hold the number one market position in products that together represented approximately 78% of our fiscal 2006 net sales. We believe that, on a pro forma basis for the ICL acquisition in fiscal 2006, we hold the number one U.S. market position in metal paint cans, specialty metal cans, ammunition boxes, plastic pails, tight-head containers and paint bottles and the number one Canadian market position in steel and plastic pails. We also believe that we hold a leading U.S. market position in steel pails and aerosol cans.

Diversified Product Offering Servicing Customers on a National Basis

We believe that we are the only company in North America with the ability to service our customers’ needs on a national basis in both general line rigid metal and plastic packaging. This is important because we believe that our large customers generally prefer to deal with a few large, capable suppliers. The close proximity of our facilities to our customers reduces transportation, handling and spoilage costs and facilitates just-in-time inventory management for our customers. The following table provides for fiscal 2006, on a pro forma basis for the ICL acquisition, the percentage of our net sales generated by each of our major products:

Our Diverse Product Offering

Pro forma fiscal 2006 net sales by product

Attractive and Stable End Markets

The markets we serve are characterized by attractive demand and pricing characteristics. We attribute this to steady growth in our end markets and the fact that our markets are highly fragmented with generally smaller competitors. In addition, we face little competition from outside of North America, including from markets with lower labor costs, as products we manufacture cannot be shipped internationally in a cost-effective manner.

Longstanding Relationships with a Diversified Base of Nationally Recognized, Market-Leading Customers

Our customers include many of the world’s leading industrial and consumer products companies. This diverse customer mix covers a wide variety of industries. We believe we are the primary supplier for each of our top 10 customers and are the sole source supplier for many of our largest customers. The average length of our relationships with our top 10 customers exceeds 15 years, and in fiscal 2006 net sales to our top 10 customers represented approximately 35% and 33% of our total net sales on a historical and pro forma basis for the ICL acquisition, respectively.

Strong Sales Growth

Since fiscal 2000, we have pursued a balanced strategy of organic growth and strategic acquisitions. Our net sales have increased from $479.8 million in fiscal 2000 to $918.5 million in fiscal 2006, or $968.9 million on a pro forma basis for the ICL acquisition. Our organic growth initiatives have included cross-selling to existing customers, improving product quality and customer service, leveraging our national manufacturing platform and distributor network and initiatives to convert second-source customers to primary-source customers and to increase our overall market share.

Proven Record of Successful Strategic Acquisitions

We have a proven history of successful strategic acquisitions. As a result of the four acquisitions we completed over the past five years and our organic growth, we have significantly diversified our product mix from solely rigid metal containers to a mix of rigid metal and plastic containers in order to increase our presence in the growing rigid plastic container market. We have also expanded our geographic footprint to include Canadian manufacturing and distribution capabilities.

Strong Free Cash Flow

For fiscal 2006, net cash provided by operating activities was $60.9 million and capital expenditures were $25.0 million. For the three-year period ended October 1, 2006, cumulative net cash provided by operating activities was $170.4 million and capital expenditures were $64.4 million, a comparatively low level of capital expenditures compared to other markets in the overall packaging industry due to the limited reinvestments required at our general line rigid metal container facilities. Most of our supply agreements allow us to pass along increases in raw material costs for steel and plastic resin to our customers, reducing the exposure of our cash flows to fluctuations in commodity prices.

Proven Management Team

We have assembled a strong management team at both the corporate and the operating levels. Our senior management team has an average of over 20 years experience in the packaging industry with extensive manufacturing, marketing and management experience. Since fiscal 2000, our current management team has implemented productivity improvements, including initiatives to improve raw materials purchasing effectiveness and plant consolidations, achieved organic sales growth in key markets and expanded our business into plastic packaging through acquisitions. We believe that our management’s significant equity stake in our company as well as our stock incentive plans align the interests of our management team with those of our stockholders.

Our Strategy

Continue to Pursue Opportunities in Areas with Higher Growth

We intend to leverage our national manufacturing platform and distribution network, our existing customer relationships and strategic acquisition opportunities to increase our share of the growing markets for aerosol cans, injection molded plastic containers and blow-molded plastic containers.

Expand Sales to Existing Customers

We intend to expand our relationships with our customers by focusing on continued improvements to quality and overall customer service as well as by cross-selling products to provide our customers with the efficiencies of one-stop shopping. We believe our ability to offer our customers a service-oriented, high-quality and competitive source from which to purchase metal and plastic packaging products along with our flexible manufacturing capacity effectively positions us to develop cross-selling opportunities.

Continue Development of Innovative Customer-Focused Products

We plan to continue to work actively with customers to improve existing products and to design new packaging features to meet the changing requirements of our customers’ end markets through cost-effective product solutions. We believe that these innovative customer-focused products will help us to increase our share of key product markets.

Pursue Strategic Acquisitions

We will continue to pursue a balanced strategy of organic growth and growth through acquisitions, building on our history of successfully executing and integrating acquisitions in core and complementary product lines. We intend to continue to evaluate and selectively pursue acquisitions that we believe are strategically important to us.

Maintain Low-Cost Position in Metals While Seeking Profitability Improvements in Plastics

We are continuing to implement operating improvements at our facilities to further strengthen our low-cost position in this business. In addition, we intend to lower costs and enhance operating efficiencies in our rigid plastic container business by maximizing facility scale, product standardization and capacity utilization as well as making focused capital investments in equipment and technology to improve productivity. We also intend to leverage our purchasing power to reduce our costs for steel, resin and other raw materials.

Utilize and Manage Leverage to Support Growth and Increase Shareholder Value

We intend to continue using leverage, supported by our strong free cash flow, to make value-enhancing acquisitions. In the absence of attractive acquisition opportunities, we intend to use available cash to repay indebtedness or for other permitted purposes that we believe will enhance long-term shareholder value.

*  *  *  *

Management Bonus

As soon as practicable after, and conditioned upon consummation of, this offering, we will pay a bonus in the aggregate amount of $10.0 million to our employees on the closing date who are also participants in our stock incentive plan, to be allocated as shall be determined by the Compensation Committee of our board of directors. Our named executive officers, Messrs. Jean-Pierre M. Ergas, Kenneth M. Roessler, Kevin C. Kern, Jeffrey M. O’Connell and Thomas K. Linton will receive approximately $750,000, $3.68 million, $1.42 million, $805,000 and $972,000 of this amount, respectively. The management bonus is to reward management for its contributions in improving sales and earnings performance that are expected to enable us to successfully complete the offering contemplated by this prospectus.

*  *  *  *

Principal and Selling Stockholders

Investment funds affiliated with Kelso & Company, L.P., or the “Kelso affiliates,” own approximately 85.8% of our outstanding common stock, and will own approximately 46.0% following the completion of this offering. Kelso & Company, L.P., or “Kelso,” is a New York-based investment firm founded in 1971. Since 1980, Kelso has acquired 92 companies requiring total capital at closing of more than $27.0 billion. Of the six members of our board of directors, two are principals of Kelso. In connection with the Transaction, BWAY entered into an agreement pursuant to which BWAY agreed to pay Kelso annual financial advisory fees of $495,000, to reimburse Kelso and certain of its affiliates in connection with any services to be provided by Kelso or any such affiliates to BWAY, and to indemnify Kelso and certain of its affiliates with respect to any services to be provided by Kelso or any such affiliates to BWAY. Upon completion of this offering, we will make a one-time payment to Kelso of $5.0 million in consideration for termination of payment of the annual financial advisory fees.

*  *  *  *

BWAY Holding is incorporated under the laws of the state of Delaware. Our corporate headquarters are located at 8607 Roberts Drive, Suite 250, Atlanta, Georgia 30350. Our telephone number is (770) 645-4800.

The Offering

Common stock offered	10,039,216 shares of common stock, par value $0.01 per share, of BWAY Holding, or “our common stock.”

Shares of common stock offered by the selling stockholders	10,039,216 shares of our common stock.

Option to purchase additional shares of common stock	Certain selling stockholders have granted the underwriters a 30-day option to purchase up to 1,505,882 shares of our common stock.

Use of proceeds	All of the shares of common stock offered by this prospectus are being sold by the selling stockholders. We will not receive any proceeds from the sale of our common stock by the selling stockholders.

Dividend policy	We do not expect to pay dividends on our common stock for the foreseeable future.

New York Stock Exchange symbol	BWY

Unless we specifically state otherwise, all information in this prospectus:

•	assumes no exercise of the underwriters’ option to purchase additional shares from certain selling stockholders;

•

reflects a stock split of 1.87081603410564 for one of our common stock by means of a stock dividend in the amount of 0.87081603410564 shares of common stock for each outstanding share of common stock effected May 25, 2007;

•	excludes 6,663,111 shares of common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $5.55 per share; and

•	reflects the change of the name of our company on March 23, 2007 from “BCO Holding Company” to “BWAY Holding Company.”

There will be 21,585,906 shares of our common stock outstanding after this offering, giving effect to the exercise of options to purchase 1,015,816 shares of our common stock and the sale of the underlying shares in the offering contemplated by this prospectus.

Risk Factors

You should consider carefully all of the information set forth in this prospectus and, in particular, the information under the heading “Risk Factors” beginning on page 14 for risks involved in investing in our common stock.

Summary Historical and Unaudited Pro Forma As Adjusted Financial Data

The following tables present summary historical and unaudited pro forma as adjusted consolidated financial information and other data for our business. The summary historical consolidated statement of operations and statement of cash flows data for each of the fiscal years ended October 3, 2004, October 2, 2005 and October 1, 2006 and the summary historical consolidated balance sheet data as of October 1, 2006 presented below were derived from our audited consolidated financial statements and the related notes thereto included elsewhere in this prospectus. The summary historical consolidated statement of operations and statement of cash flows data for each of the six-month periods ended April 2, 2006 and April 1, 2007 and the summary historical consolidated balance sheet data as of April 1, 2007 presented below were derived from our unaudited consolidated financial statements and the related notes thereto included elsewhere in this prospectus, which include all adjustments, consisting of normal recurring adjustments, that management considers necessary for a fair presentation of our financial position and results of operations for the periods presented. The results for periods of less than a full year are not necessarily indicative of the results to be expected for any interim period or for a full year.

The unaudited pro forma as adjusted financial data below for the fiscal year ended October 1, 2006 and for the six-month period ended April 2, 2006 reflect adjustments to our historical financial data to give effect to (i) the ICL acquisition, (ii) the elimination of the quarterly financial advisory fees paid to Kelso and (iii) the exercise of options to purchase 1,015,816 shares of our common stock and the sale of the underlying shares in the offering contemplated by this prospectus, as if such transactions had occurred on October 3, 2005 for purposes of the statement of operations and other financial data.

The unaudited pro forma as adjusted financial data below for the six-month period ended April 1, 2007 reflect adjustments to our historical financial data to give effect to (i) the elimination of the quarterly financial advisory fees paid to Kelso and (ii) the exercise of options to purchase 1,015,816 shares of our common stock and the sale of the underlying shares in the offering contemplated by this prospectus, as if such transaction had occurred on October 3, 2005 for purposes of the statement of operations and other financial data.

The unaudited pro forma as adjusted financial data below as of April 1, 2007 reflect adjustments to our historical financial data to give effect to (i) payment of a one-time $5.0 million termination fee to Kelso contingent upon the offering contemplated by this prospectus, (ii) payment of a one-time $10.0 million bonus to certain members of management contingent upon the offering contemplated by this prospectus, (iii) payment of $4.0 million in transaction expenses payable by the Company related to the offering contemplated by this prospectus, (iv) payment of a one-time $2.0 million advisory fee to Deutsche Bank Securities Inc. contingent upon the offering contemplated by this prospectus, (v) an $11.5 million non-cash stock-based compensation charge related to the accelerated vesting of certain stock options concurrently with and contingent upon the offering contemplated by this prospectus, (vi) the tax effect of the adjustments contemplated in (i) through (v), and (vii) the exercise of options to purchase 1,015,816 shares of our common stock and the sale of the underlying shares in the offering contemplated by this prospectus, as if such transactions had occurred on April 1, 2007 for purposes of the balance sheet data.

You should read the following summary historical and unaudited pro forma financial data in conjunction with the historical financial statements and the related notes thereto, the unaudited pro forma condensed consolidated financial data and the related notes thereto and other financial information appearing elsewhere in this prospectus, including “Capitalization,” “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Fiscal Year(1) Ended				Six Months(1) Ended
	Historical			Pro Forma as Adjusted	Historical		Pro Forma as Adjusted
	October 3, 2004	October 2, 2005	October 1, 2006	October 1, 2006	April 2, 2006	April 1, 2007	April 2, 2006	April 1, 2007
	(Amounts in Thousands, Except Per Share Data)
Statement of Operations Data
Net sales	$611,588	$829,109	$918,513	$968,885	$426,792	$436,647	$456,251	$436,647
Cost of products sold (excluding depreciation and amortization)(2)	529,064	714,039	796,401	836,551	379,002	370,688	402,958	370,688

Gross profit (excluding depreciation and amortization)	82,524	115,070	122,112	132,334	47,790	65,959	53,293	65,959
Depreciation and amortization(3)	31,724	43,215	41,615	43,829	20,337	22,575	21,717	22,575
Selling and administrative expense(2)(4)	14,040	22,120	29,777	33,030	9,558	10,808	11,380	10,808
Restructuring charge (adjustment)(5)(6)(7)	352	5,265	1,511	1,511	195	(164)	195	(164)
Other expense (income), net(8)(9)	178	(175)	1,813	1,410	721	587	496	339

Income from operations	36,230	44,645	47,396	52,554	16,979	32,153	19,505	32,401
Interest expense, net(10)	26,889	32,165	34,660	38,366	16,511	18,723	18,733	18,723

Income before income taxes and cumulative effect of change in accounting principle	9,341	12,480	12,736	14,188	468	13,430	772	13,678
Provision for income taxes	3,634	4,351	6,941	7,429	157	5,616	272	5,707

Income before cumulative effect of change in accounting principle	5,707	8,129	5,795	6,759	311	7,814	500	7,971
Cumulative effect of change in accounting principle net of tax	—	—	(398)	(398)	—	—	—	—

Net income	$5,707	$8,129	$5,397	$6,361	$311	$7,814	$500	$7,971

Weighted average shares outstanding(11)
Basic	18,006	20,603	20,592	21,653	20,610	20,525	21,671	21,586
Diluted	21,333	24,937	25,348	25,539	24,766	25,020	24,965	25,190
Net income (loss) per share
Basic	$0.32	$0.39	$0.26	$0.29	$0.02	$0.38	$0.02	$0.37
Diluted	0.27	0.33	0.21	0.25	0.01	0.31	0.02	0.32

Fiscal Year(1) Ended	Six Months(1) Ended
Historical	Pro Forma as Adjusted	Historical	Pro Forma as Adjusted
October 3, 2004	October 2, 2005	October 1, 2006	October 1, 2006	April 2, 2006	April 1, 2007	April 2, 2006	April 1, 2007
(Dollars in Thousands, Except Per Share Data)
Other Financial Data
Adjusted EBITDA(12)	$73,906	$101,012	$108,725	$115,694	$44,432	$50,939	$48,113	$50,939
Adjusted EBITDA margin %(13)	12.1%	12.2%	11.8%	11.9%	10.4%	11.7%	10.5%	11.7%
Capital expenditures(14)	$19,066	$20,282	$25,041	$25,191	$14,882	$10,661	$14,982	$10,661
Cash paid for interest(15)	22,595	29,866	33,200	36,766	15,697	16,915	15,697	16,915
Total debt/Adjusted EBITDA(12)(16)	5.6	x	3.9	x	4.1	x	3.8	x	3.6	x
Adjusted EBITDA(12)/ Cash paid for interest(16)	3.3	x	3.4	x	3.3	x	3.1	x
Statement of Cash Flows Data
Net cash provided by (used in) operating activities	$45,098	$64,324	$60,933	$10,575	$(2,432)
Net cash used in investing activities(17)(18)	(220,857)	(19,247)	(92,131)	(14,215)	(16,650)
Net cash provided by (used in) financing activities(19)(20)	202,836	(20,513)	30,288	(30,119)	(20,337)
Segment Statement of Operations Data
Net sales
Metal packaging	$518,658	$528,512	$552,968	$566,870	$252,297	$259,435	$260,021	$259,435
Plastics packaging	92,930	300,597	365,545	402,015	174,495	177,212	196,230	177,212

Total	611,588	829,109	918,513	968,885	426,792	436,647	456,251	436,647

Segment Earnings(21)
Metal packaging	66,119	81,831	87,193	89,274	32,461	32,905	32,788	32,905
Plastics packaging	8,299	22,185	26,354	31,241	10,238	27,963	13,592	27,963

Total	74,418	104,016	113,547	120,515	42,699	60,868	46,380	60,868

Segment Earnings(21)/ Segment net sales
Metal packaging	12.7%	15.5%	15.8%	15.7%	12.9%	12.7%	12.6%	12.7%
Plastics packaging	8.9%	7.4%	7.2%	7.8%	5.9%	15.8%	6.9%	15.8%

Total	12.2%	12.5%	12.4%	12.4%	10.0%	13.9%	10.2%	13.9%

Segment capital expenditures
Metal packaging	$15,870	$8,143	$8,543
Plastics packaging	2,839	11,337	15,632

Total(22)	18,709	19,480	24,175

	Historical(1)		Pro Forma as Adjusted
	October 1, 2006	April 1, 2007	April 1, 2007
	(Dollars in Thousands)
Balance Sheet Data
Working capital	$70,988	$77,933	$70,845
Total assets(23)	833,745	799,865	791,236
Total debt and capital lease obligations(24)	440,444	418,262	425,658
Stockholders’ equity	127,483	134,572	128,361

(1)	Our fiscal year ends on the Sunday closest to September 30. Fiscal years 2004, 2005 and 2006 ended October 3, 2004, October 2, 2005 and October 1, 2006, respectively. The fiscal years 2005 and 2006 consisted of 52 weeks. Fiscal year 2004 consisted of 53 weeks. Our financial statements for the periods presented include the results of operations from and including July 7, 2004 related to the NAMPAC acquisition and from and including July 17, 2006 related to the ICL acquisition. NAMPAC and ICL report their financial position and results of operations on a calendar month basis with fiscal years ending on September 30 and have been consolidated as of September 30, 2004, September 30, 2005, September 30, 2006, March 31, 2006 and March 31, 2007. There were no significant or unusual transactions between the calendar month and fiscal month ending dates that should have been considered in the audited consolidated or unaudited consolidated financial statements.
(2)	The following table summarizes stock-based compensation expense recorded by line item for the periods indicated:

	Fiscal Year(a) Ended			Six Months(a) Ended
	October 3, 2004	October 2, 2005	October 1, 2006	April 2, 2006	April 1, 2007
	(Dollars in Thousands)
Stock-Based Compensation
Cost of products sold (excluding depreciation and amortization)	$206	$344	$274	$95	$89
Selling and administrative expense(b)	904	1,508	9,881	415	388

Total Stock-Based Compensation(c)(d)	$1,110	$1,852	$10,155	$510	$477

(a)	See Note 1 above.
(b)	Stock-based compensation expense in fiscal 2006 includes approximately $8.8 million related to the cash settlement of certain options exercised by one of our officers. See “Management—BCO Holding Company Stock Incentive Plan.”
(c)	Stock-based compensation expense in fiscal 2004 and fiscal 2005 relates to stock options issued subsequent to the Transaction.
(d)	Stock-based compensation expense for fiscal 2006 relates partially to stock options issued subsequent to the Transaction and to the cash settlement of certain options as discussed in (b) above.

(3)	Depreciation for fiscal 2004 and 2005 includes $5.8 million and $3.9 million, respectively, of accelerated depreciation related to shortened useful lives of certain long-lived assets, primarily equipment.
(4)	See Note 2 above.
(5)	Fiscal 2004 includes a charge of $0.3 million related to severance and benefits, equipment disposition and other related costs associated with the closing of our Picayune, Mississippi manufacturing facility.
(6)	Fiscal 2005 includes a $5.3 million charge for restructuring ($4.3 million) and asset impairment ($1.0 million). The restructuring charge consisted of $0.3 million related to costs associated with the shutdown of our manufacturing facility in Picayune, Mississippi, $3.1 million related to costs associated with the shutdown of certain of our plastics manufacturing facilities, $1.0 million related to severance costs associated with the closure of certain of the plastics manufacturing facilities and the elimination of redundant positions as a result of the NAMPAC acquisition and a $(0.1) million adjustment to a previously recognized facility closure exit liability. The $1.0 million impairment charge was taken to write down certain assets associated with the closed plastics manufacturing facilities to their estimated fair value.
(7)	Fiscal 2006 primarily relates to ongoing severance and facility holding costs associated with the plastics manufacturing facility shutdowns discussed in Note 6 above. The facility holding costs include an additional expense of approximately $0.8 million related to changes in our sublease assumptions on the remaining facility.
(8)	Includes financial advisory fees paid to Kelso of $0.5 million in each of fiscal 2004, 2005 and 2006 and $0.2 million in each of the six-month periods ended April 2, 2006 and April 1, 2007.
(9)	Fiscal 2006 includes approximately $0.8 million in third-party expenses incurred in connection with the refinancing of the term loan component of our credit facility that could not be capitalized as deferred financing costs in accordance with applicable accounting guidance.
(10)	Fiscal 2004 includes approximately $1.3 million of unamortized deferred financing costs written-off as a result of refinancing the credit facility in connection with the NAMPAC acquisition.
(11)	Pro forma as adjusted weighted-average shares outstanding have been adjusted to reflect the exercise of options to purchase 1,015,816 shares of our common stock and the sale of the underlying shares in the offering contemplated by this prospectus. The options were assumed to be exercised and the shares outstanding from the beginning of each period presented.
(12)

Adjusted EBITDA is reconciled to net income (loss) and to net cash provided by (used in) operating activities in the tables below. Adjusted EBITDA is not a measurement recognized under accounting principles generally accepted in the United States of America, or “GAAP.” Adjusted EBITDA differs from the term “EBITDA” as it is commonly used. Adjusted EBITDA, as used in this prospectus, means “Consolidated EBITDA” as that term is defined under our credit facility, which is generally “Consolidated Net Income” adjusted for, to the extent deducted or added in calculating net income, as the case may be: interest expense, income tax expense, depreciation and amortization, non-cash stock based compensation, any other non-cash charges, compensation charges (whether cash or non-cash) resulting from the repurchase of stock options or other equity interests, debt financing costs, cash restructuring charges (subject to certain limitations), amortization of manufacturer’s profit in beginning inventory due to purchase accounting, expenses related to an equity offering, financial advisory fees paid to Kelso, gains or losses associated with asset sales (other than inventory in the normal course of business) and foreign currency translation adjustments, in each case as more fully defined in the agreements governing our credit facility.

We present Adjusted EBITDA because several of our material debt covenants are based on financial ratios utilizing Adjusted EBITDA and non-compliance with those covenants could result in the requirement to immediately repay all amounts outstanding under those agreements, which could have a material adverse effect on our financial position, results of operations and/or cash flows. Adjusted EBITDA is also one of the measures management uses to assess our financial performance and is a primary metric used in certain of our management incentive programs, including the BCO Holding Company Stock Incentive Plan and our management incentive bonus plan. See “Management—BCO Holding Company Stock Incentive Plan” and “Management—Management Employment Agreements”. We also believe that measures of EBITDA are common measurements of performance used by companies in our industry and are frequently used by securities analysts, investors and other interested parties to measure our ability to service our debt obligations and as a measurement of our financial performance. While providing useful information, Adjusted EBITDA should not be considered in isolation or as a substitute for consolidated statement of operations and cash flows data prepared in accordance with GAAP and should not be construed as an indication of a company’s operating performance or as a measure of liquidity. Adjusted EBITDA may have material limitations as a performance measure because it excludes items that are necessary elements of our costs and operations. In addition, “Adjusted EBITDA” or “EBITDA” presented by other companies may not be comparable to our presentation, since each company may define these terms differently.

Borrowings under our credit facility are a key source of our liquidity. Our ability to borrow under this credit facility depends upon, among other things, our compliance with the financial ratio covenants based on Adjusted EBITDA set forth in the credit agreements for our credit facility. Under the credit agreement governing our credit facility, we are required to maintain a minimum Consolidated Interest Coverage Ratio and to not exceed a Maximum Total Leverage Ratio, each as defined in the credit agreement governing our credit facility and based on Adjusted EBITDA. Failure to comply with these financial ratio covenants would result in a default under the credit agreement for our credit facility and, absent a waiver or an amendment from the lenders, permit the acceleration of all outstanding borrowings under the credit facility. As of April 1, 2007, we performed the calculations associated with the above noted financial covenants and determined that we were in compliance with such financial covenants.

As of April 1, 2007, we had an aggregate principal amount outstanding of $217.9 million pursuant to our credit facility. We are required under the credit facility to maintain a minimum Consolidated Interest Coverage Ratio of 2.60. For the twelve months ended April 1, 2007, our Consolidated Interest Coverage Ratio was 3.05. We are also required under the credit facility to maintain a Maximum Consolidated Total Leverage Ratio of not more than 4.80. For the twelve months ended April 1, 2007, our Maximum Consolidated Total Leverage Ratio was 3.81. For further information on the terms of our credit facility, see “Description of Certain Indebtedness—Credit Facility.”

	Fiscal Year(a) Ended				Six Months(a) Ended
	Historical			Pro Forma as Adjusted	Historical		Pro Forma as Adjusted
	October 3, 2004	October 2, 2005	October 1, 2006	October 1, 2006	April 2, 2006	April 1, 2007	April 2, 2006	April 1, 2007
	(Dollars in Thousands)
Reconciliation of Adjusted EBITDA to Net income
Net income	$5,707	$8,129	$5,397	$6,361	$311	$7,814	$500	$7,971
Cumulative effect of change in accounting principle	—	—	398	398	—	—	—	—
Interest expense, net	26,889	32,165	34,660	38,366	16,511	18,723	18,733	18,723
Provision for income taxes	3,634	4,351	6,941	7,429	157	5,616	272	5,707
Depreciation and amortization(b)	31,724	43,215	41,615	43,829	20,337	22,575	21,717	22,575

EBITDA	67,954	87,860	89,011	96,383	37,316	54,728	41,222	54,976

Adjustments:
Stock-based compensation expense(c)	1,110	1,852	10,155	10,155	510	477	510	477
Restructuring charge (adjustment)	352	5,265	1,511	1,511	195	(164)	195	(164)
Amortization of manufacturer’s profit in beginning inventory	347	—	475	475	—	—	—	—
Non-cash LIFO expense (adjustment)	3,965	6,210	5,760	5,760	5,679	(4,911)	5,679	(4,911)
Other, net(d)	178	(175)	1,813	1,410	732	809	507	561

Adjusted EBITDA	$73,906	$101,012	$108,725	$115,694	$44,432	$50,939	$48,113	$50,939

	Historical
	Fiscal Year(a) Ended			Six Months(a) Ended
	October 3, 2004	October 2, 2005	October 1, 2006	April 2, 2006	April 1, 2007
	(Dollars in Thousands)
Reconciliation of Adjusted EBITDA to Net Cash Provided By (Used In) Operating Activities
Net cash provided by (used in) operating activities	$45,098	$64,324	$60,933	$10,575	$(2,432)
Interest expense, net	26,889	32,165	34,660	16,511	18,723
Provision for income taxes	3,634	4,351	6,941	157	5,616
Amortization of deferred financing costs	(1,970)	(2,120)	(2,156)	(1,063)	(1,049)
Change in operating assets, liabilities and other	(4,057)	(3,918)	2,112	12,573	34,992
Amortization of manufacturer’s profit in beginning inventory	347	—	475	—	—
Non-cash LIFO expense (adjustment)	3,965	6,210	5,760	5,679	(4,911)

Adjusted EBITDA	$73,906	$101,012	$108,725	$44,432	$50,939

(a)	See Note (1) above.
(b)	See Note (3) above.
(c)	Includes non-cash stock based compensation expense and compensation expense related to the cash settlement of stock options.
(d)	Includes other non-cash charges, gains/losses on foreign exchange transactions, gains/losses on the sale of property, plant and equipment, expenses incurred to date related to the offering contemplated by this prospectus and financial advisory fees paid to Kelso.

(13)	Adjusted EBITDA margin is defined as the ratio of Adjusted EBITDA to net sales. We present Adjusted EBITDA margin because it is used by management as a performance and liquidity measurement of Adjusted EBITDA generated from net sales. See note 11 above for a discussion of Adjusted EBITDA as a non-GAAP measurement and a reconciliation of Adjusted EBITDA to a net income and net cash provided by operating activities, each a GAAP measurement.
(14)	Capital expenditures on a pro forma basis for the year ended October 1, 2006 and the six months ended April 2, 2006 include $0.2 million and $0.1 million in historical ICL capital expenditures. We have not included $1.3 million in capital expenditures that we expect to make in the remainder of fiscal 2007 to comply with certain environmental laws at a facility acquired in the ICL acquisition since these capital expenditures are not expected to be recurring.
(15)	Pro forma as adjusted cash paid for interest for the fiscal year ended October 1, 2006 and the six months ended April 2, 2006 reflects interest paid on debt incurred in connection with the ICL acquisition.

(16)	Calculated based on Adjusted EBITDA for the twelve months ended April 1, 2007, which is calculated as the sum of Adjusted EBITDA for fiscal 2006 plus Adjusted EBITDA for the six months ended April 1, 2007 less Adjusted EBITDA for the six months ended April 2, 2006.
(17)	Investing activities in 2004 include the use of $202.5 million, which is net of $11.4 million in cash acquired, related to the NAMPAC acquisition.
(18)	Investing activities in fiscal 2006 include the use of $68.4 million related to the ICL acquisition.
(19)	Financing activities in fiscal 2004 include the proceeds of a $225.0 million term loan used, in part, to finance the NAMPAC acquisition, $30.0 million of proceeds from the issuance of common stock and $6.8 million in financing costs incurred related to the term loan and the refinancing of our credit facility.
(20)	Financing activities in fiscal 2006 include the net proceeds of $74.7 million from refinancing the credit facility that were used, in part, to finance the ICL acquisition. Also included in financing activities in fiscal 2006 is repurchase and cancellation of 45,482 shares of our common stock for $1.2 million and the exercise and cash settlement of 386,221 shares related to vested options held by one of our executive officers for $8.8 million. See “Management—BCO Holding Company Stock Incentive Plan.”
(21)	“Segment Earnings”, a measure we use to track the performance of our reportable segments, is a non-GAAP financial measure, which we calculate as segment gross profit (excluding depreciation and amortization) less selling expenses. Segment Earnings should not be considered in isolation or as a substitute for consolidated statements of operations prepared in accordance with GAAP and should not be construed as an indication of a company’s operating performance or as a measure of liquidity. In addition, segment earnings presented by other companies may not be comparable to our presentation, since each company may define this term differently. See footnote 15 to our audited consolidated financial statements and footnote 10 to our unaudited consolidated financial statements included elsewhere in this prospectus for a reconciliation of this measure to consolidated income (loss) before income taxes and cumulative effect of change in accounting principle, a GAAP measure.
(22)	Does not include corporate capital expenditures.
(23)	The increase in total assets at the end of fiscal 2006 from fiscal 2005 reflects the assets associated with the ICL acquisition.
(24)	The increase in total debt and capital lease obligations at the end of fiscal 2006 from fiscal 2005 reflects the debt incurred in financing the ICL acquisition. Total debt includes capital lease obligations of $0.4 million at October 1, 2006 and $0.3 million at April 1, 2007.

RISK FACTORS

Our business is subject to a number of important risks and uncertainties, some of which are described below. The risks described below, however, are not the only risks that we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also impair our business operations. Any of these risks may have a material adverse effect on our business, financial position, results of operations and/or cash flows. In such a case, you may lose all or part of your investment in our common stock.

Risks Related to Our Business

Competition from other steel or plastic container manufacturers could significantly impact our profitability, as could an election by our customers to self-manufacture their steel or plastic container requirements.

The container industries in which we do business are highly competitive and some of our competitors have greater financial, technical, sales and marketing and other resources than we do. The principal methods of competition in our industry include price, manufacturing capacity, proximity to customers, manufacturing flexibility and quality. We may not be able to compete successfully with respect to any of these factors. Competition could force us to reduce our prices or could otherwise result in a loss of market share for our products. In addition, some manufacturers of products that are packaged in steel or plastic containers produce their own steel or plastic containers. The election by some of our existing customers, or potential future customers, to manufacture their steel or plastic containers in-house could significantly impact our profitability.

Our customer contracts generally allow our customers to change, and, in some cases, terminate their contracts on short notice.

Some of our fiscal 2006 sales were made to customers with whom we have contractual relationships. Many of these contracts, most of which are with our largest customers, are requirements contracts under which we supply a percentage of a customer’s requirements for our products over a period of time, without any specific commitment by the customer to purchase a particular unit volume. As such, we are not guaranteed any minimum level of net sales under many of our contracts and many of our customers, including some of our largest customers, are under no obligation to continue to purchase products from us.

Moreover, if a customer’s requirements for our products exceed our ability to supply that customer, as has occurred from time to time in the past, we may have a short-term or long-term inability to supply all of its requirements from our own manufacturing facilities and may be required to purchase containers from third parties or take other proactive steps in order to fill that customer’s order. Our inability to supply a customer’s specific requirements from our manufacturing facilities could materially adversely affect our relationship with that customer or increase our operating costs.

In addition, many of our requirements contracts with our customers provide that the customer may receive competitive proposals for all or a portion of the products we furnish to the customer under the contract. We generally have the right to retain the customer’s business subject to the terms of the competitive proposal. If we match a competitive proposal, it may result in reduced sales prices for the products that are the subject of the competitive proposal. If we choose not to match a competitive proposal, we may lose the sales that were the subject of the competitive proposal.

The loss of a key customer could have a significant negative impact on our sales and profitability.

In fiscal 2006, approximately 35% of our net sales were to our top 10 customers. Sales to our largest customer, The Sherwin-Williams Company, accounted for approximately 15% of our net sales during fiscal 2006.

The loss of, or major reduction in business from, one or more of our major customers could create excess capacity within our manufacturing facilities and could result in the erosion of our gross margins and our market share position.

The loss of one or more members of our senior management team could adversely affect our ability to execute our business strategy.

We are dependent on the continued services of our senior management team. The loss of any such key personnel could have a material adverse effect on our ability to execute our business strategy. We do not maintain key-person insurance for any of our officers, employees or directors.

Increases in the price of our raw materials or energy supply or interruptions or shortages in the supply of raw materials could cause our production costs to increase, which could reduce our ability to compete effectively and erode our margins.

We require substantial amounts of raw materials in our operations, including steel, resin, energy, various inks and coatings. We purchase all raw materials we require from outside sources, and consolidate our steel and resin purchases among a select group of suppliers in an effort to leverage purchasing power. As a result, our purchases of both steel and resin are concentrated with a few suppliers and any interruptions in their supply of these materials could have a material adverse effect on our financial position, results of operations and/or cash flows. In addition, the availability and prices of our raw materials may be subject to curtailment or change due to new laws or regulations. For example, the United States previously imposed tariffs or quotas on imports of certain steel products and steel slabs. The availability and prices of raw materials may also be subject to shortages in supply, suppliers’ allocations to other purchasers, interruptions in production by suppliers (including by reason of labor strikes or work stoppages at our suppliers’ plants), our inability to leverage our purchasing power as successfully as we have in the past, changes in exchange rates and worldwide price levels. Historically, we have generally been able to increase the price of our products to reflect increases in the price of steel and plastic resin, but we may not be able to do so in the future and we have generally not been able in the past to pass on any price increases to our customers in the prices of the other raw materials we utilize in our business. To the extent we are not able to leverage our purchasing power in the future as successfully as we have in the past, we are not able to increase the price of our products to reflect increases in the prices of raw materials or we experience any interruptions or shortages in the supply of raw materials, our operating costs could materially increase.

The cost of producing our products is also sensitive to our energy costs such as natural gas and electricity. Energy prices, in particular natural gas, have increased in recent years, with a corresponding effect on our production costs.

Our revenues or operating costs could be adversely affected by product liability or product recall costs involving our products or products of our customers.

We are subject to the risk of exposure to product liability and product recall claims if any of our products are alleged to have resulted in property damage, based, for example, on alleged product defect. We do maintain product liability insurance, but this insurance may not be adequate to cover losses related to product liability claims brought against us. Product liability insurance could in the future become more expensive and difficult to maintain and may not be available on commercially reasonable terms, if at all. In addition, we do not maintain any product recall insurance, so any product recall we are required to initiate could have a significant impact on our financial position, results of operations and/or cash flows.

The outcome of pending and future litigation related to the manufacture and sale of lead pigments and lead-based paint could have a material adverse effect on our financial condition, liquidity, results of operations and/or cash flows.

Several leading paint manufacturers are defendants in a substantial number of lawsuits concerning exposure of children to lead-based paint applied thirty or more years ago, including litigation brought by state and local governments alleging that lead pigment in paint constitutes a public nuisance requiring, among other types of relief, abatement. This or similar product liability litigation could have a material adverse effect on the financial condition of these paint manufacturers, which include several of our paint container customers. To the extent our orders decrease or we are unable to collect receivables from customers due to the effects of product liability litigation on our customers, including the lead-based paint litigation referred to above, our results of operations could be unfavorably affected.

In addition, one of our subsidiaries, Armstrong Containers, Inc., or “Armstrong,” has been named as one of several defendants in 33 lead-related cases based upon allegations relating to its alleged corporate predecessor’s products that predated our ownership of Armstrong. The allegations in these cases are similar to those against leading paint manufacturers described above. In addition, Armstrong has been named as one of several defendants in eight of the public nuisance cases referred to above. Plaintiffs in the public nuisance cases seek compensatory and punitive damages, including the cost of abating the alleged nuisance, and plaintiffs in the personal injury cases seek unspecified monetary damages in excess of the statutory minimum for personal injuries due to alleged exposure to lead paint, as well as punitive damages. We expect that additional lead pigment/lead-based paint litigation may be filed against Armstrong (or that Armstrong may be added to existing litigation against other defendants) in the future asserting similar or different claims and seeking similar or different types of damages or relief. One of our insurers recently filed an action against us seeking a declaration that the “pollution exclusion” clause in two of its insurance policies applies to exclude coverage in respect of three of the lead paint personal injury lawsuits pending against us.

Litigation is inherently subject to many uncertainties. Adverse court rulings, determinations of liability, changes in legislation and administrative regulations, among other factors, could affect the lead pigment/lead-based paint litigation against Armstrong and encourage an increase in the number and impact the nature of future claims and proceedings. We can neither predict the outcome of existing or future cases that name Armstrong as a defendant due to the uncertainties involved nor can we reasonably determine the scope or amount of the potential costs and liabilities related to these matters. We have, therefore, not reserved any amounts in respect of potential payments of damages. As of April 1, 2007 we had accrued approximately $0.2 million in legal fees and expenses related to these matters. Any potential liability determined to be attributable to Armstrong arising out of these matters may have a material adverse effect on our financial position, results of operations and/or cash flows.

For a more detailed discussion of this litigation, see “Business—Legal Proceedings” as well as Note 9 to our unaudited consolidated financial statements for the six months ended April 1, 2007 included elsewhere in this prospectus.

Increased consolidation in our end markets may result in the loss of customers, increased exposure to business risks of larger customers and increased pricing pressure.

In several of our end markets, such as paint and related products, there has been increased consolidation through mergers and acquisitions in recent years, and this trend may continue. We may lose customers if they are not the surviving entity in future mergers and acquisitions. In addition, our results of operations would be increasingly sensitive to changes in the business of customers that represent a larger portion of our sales or to any deterioration of these customers’ financial condition. A smaller number of larger customers as a result of industry consolidation may also exert pressure on us with respect to pricing and payment terms or require us to make changes to our facilities or operations, potentially adversely impacting our financial position, results of operations and/or cash flows.

The availability and pricing of steel could be significantly affected by consolidation of key suppliers.

The steel industry has experienced consolidation in recent years and further consolidations could result in a decrease in the number of our major suppliers or a decrease in the number of alternative supply sources available to us. In this case, it would be more likely that termination of one or more of our relationships with major suppliers would result in a material adverse affect on our business, financial position, results of operations and/or cash flows as we require a variety of steel raw materials to manufacture our general line metal container products. Consolidation could also result in price increases or unfavorable changes in the payment terms for the raw materials that we purchase. If we were unable to pass the impact of such changes on to our customers, these changes due to supplier consolidation could have a material adverse effect on our business, financial position, results of operations and/or cash flows.

Deceleration of the recent growth in our end markets could negatively impact our net sales.

Despite growth in recent years in the end markets for our products, we cannot assure you that the end markets for our products will continue to grow at current rates in the future. Our revenues are correlated to the performance of our end markets, especially the home improvement and repair sector. Therefore, we believe that if demand in our end markets were to decline or even grow less quickly, this could have a material adverse effect on our business, financial position, results of operations and/or cash flows should our customers reduce their purchases of our products or if we are required to reduce our prices or make changes to our operations.

An increase in the use of alternative packaging as a substitute for the steel and plastic containers we sell could adversely affect our profitability.

Our steel and plastic containers are used by our customers to package a diverse range of end-use products. A variety of substitute products are available to package these end-use products, including steel and plastics, and to a lesser extent, composites and flexible packaging containers. From time to time, our customers, including some of our larger customers, have used such alternative methods to package their products.

A widespread introduction of alternative packages by our customers or by other companies as a substitute for steel or plastic containers could significantly reduce our sales to our customers. More generally, a decrease in the costs of substitute products, improvements in the performance characteristics of substitute products or the successful development or introduction of new substitute products could significantly reduce our customers’ orders and our profitability.

Labor disruptions with that portion of our workforce which is unionized could decrease our profitability.

At April 1, 2007, approximately 24% of our hourly employees worked under various collective bargaining agreements. Of our nine collective bargaining agreements, the agreement with our largest union, which is located at our Cincinnati facility and represented approximately 37% of our unionized workforce as of April 1, 2007, will become amendable in August 2007. We may not be able to negotiate this or other collective bargaining agreements on the same or more favorable terms as the current agreements, or at all, and without production interruptions, including labor stoppages. A prolonged labor dispute, which could include a work stoppage, could impact our ability to satisfy our customers’ requirements. In particular, a labor dispute with either of the major unions representing employees in Cincinnati could have a material adverse effect on our ability to produce aerosol containers and could result in a deterioration of that business.

Our business may be subject to significant environmental, health and safety costs.

We are subject to a broad range of federal, state, provincial and local environmental, health and safety laws, including those governing discharges to air, soil and water, the handling and disposal of hazardous substances and the investigation and remediation of contamination resulting from the release of hazardous substances. We incurred approximately $1.1 million in capital expenditures in fiscal 2006 and approximately $0.8 million in the first six months of fiscal 2007 to comply with federal Maximum Achievable Control Technology, or MACT, regulations related to air emission control requirements for Hazardous Air Pollutants, or HAP, and volatile organic compounds. In addition, we expect to incur approximately $1.3 million in capital expenditures in the remainder of fiscal 2007 to comply with certain environmental laws at a facility related to the ICL acquisition. In addition, in the course of our operations, we use, store and dispose of hazardous substances.

Some of our current and former facilities are currently involved in environmental investigations, remediations and other claims resulting from releases of hazardous substances or the presence of other constituents. For example, we received a letter dated March 14, 2007 from the U.S. Environmental Protection Agency, or EPA, stating that corrective action is required at our Cincinnati, Ohio facility to address documented releases of hazardous substances at the site. The documented releases referenced by EPA occurred prior to our ownership of the site. We are working with the EPA to address their concerns and have notified a former owner of the site who we believe has indemnity obligations to us with respect to the EPA’s claim. In addition, in the third quarter of fiscal 2005, we joined a potentially responsible party, or PRP, group related to a waste disposal site in Georgia. Our status as a PRP was based on documents indicating that waste materials were transported to the site from our Homerville, Georgia facility prior to our acquisition of the facility in 1989. Many of our facilities have a history of industrial usage for which investigation and remediation obligations could arise in the future and which could require us to make material expenditures or otherwise materially affect the way we operate our business. For further discussion of existing environmental issues relating to us, see “Business—Environmental, Health and Safety Matters.”

We may not succeed in our strategy of pursuing selective acquisitions.

As part of our business strategy, we intend to continue to evaluate and selectively pursue acquisitions. However, we may not be able to locate or acquire suitable acquisition candidates at attractive cash flow multiples consistent with our strategy, and we may not be able to fund future acquisitions because of limitations relating to our indebtedness or otherwise. Successful integration of any acquired business will require significant management and economic resources and could divert our focus from our day-to-day operations. In addition, to the extent that we make any acquisition in the future, our failure to integrate the acquired business successfully could significantly impair our financial position, results of operations and/or cash flows.

Our quarterly operating results may fluctuate due to seasonality and other factors.

Our business is seasonal, reflecting a general pattern of lower sales and earnings in the metal and plastics packaging industry during the first quarter of our fiscal year. These seasonal patterns cause our quarterly operating results and working capital requirements to fluctuate. As a result of such seasonality, financial results for a particular quarter may not be indicative of results for the entire year. For example, in the first quarter of fiscal 2005 and 2006 our net sales were 21% and 22%, respectively, of our total annual net sales and our gross profit was 16% and 13% of our total annual gross profit, respectively.

Furthermore, we have experienced and expect to continue to experience variability in our results of operations on a quarterly basis due to fluctuations in raw material prices and our ability to pass on these changes as a result to our customers. We account for inventories on a last-in-first-out, or LIFO basis, and a sharp decline in the price of raw materials from one quarter to the next could result in significant fluctuation in our quarterly earnings, which could have a material adverse effect on our business, financial position, results of operations and/or cash flows. For example, in the first quarter of fiscal 2006, we had a net loss of approximately $4.6 million, due, in part, to approximately $6.6 million in additional cost of products sold related to increases in plastics inventory costs as a result of our LIFO method of accounting. We intend to adopt the first-in, first-out basis, or FIFO basis, of accounting for inventories in the third quarter of fiscal 2007. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Accounting for Inventory.”

An increase in interest rates would increase the cost of servicing our debt and could reduce our profitability.

A significant portion of our outstanding debt, including under our credit facility, bears interest at variable rates. As a result, an increase in interest rates, whether because of an increase in market interest rates or a decrease in our creditworthiness, would increase the cost of servicing our debt and could materially reduce our profitability and cash flows.

Our principal operating subsidiary, BWAY, may be unable to repay the senior subordinated notes at their maturity or to refinance them on acceptable terms.

BWAY’s 10% senior subordinated notes become due in 2010. BWAY’s ability to repay or to refinance its obligations under these notes will depend on our general financial and operating performance, which will be affected by general economic, financial, competitive, business and other factors beyond our control. If our cash flows and capital resources are insufficient to fund our obligations under BWAY’s senior subordinated notes, we may be forced to reduce or delay capital expenditures, sell assets, seek to obtain additional equity capital or restructure our debt. Our credit facility and the indenture governing BWAY’s senior subordinated notes restrict our ability to dispose of assets and restrict the use of proceeds from any such dispositions. We cannot assure you we will be able to consummate those sales, or, if we do, what the timing of the sales will be or whether the proceeds that we realize will be adequate to meet debt service obligations when due.

The instruments governing our debt contain cross default or cross acceleration provisions that may cause all of the debt issued under those instruments to become immediately due and payable as a result of a default under an unrelated debt instrument.

The indenture governing BWAY’s senior subordinated notes and the agreement governing our credit facility contain numerous covenants and require us to meet certain financial ratios and tests based on Adjusted EBITDA. Our failure to comply with the obligations contained in these agreements or other instruments governing our indebtedness could result in an event of default under the applicable instrument, which could result in the related debt and the debt issued under other instruments becoming immediately due and payable. In such event, we would need to raise funds from alternative sources, which funds may not be available to us on favorable terms, on a timely basis or at all. Alternatively, such a default could require us to sell our assets and otherwise curtail our operations in order to pay our creditors. These alternative measures could have a material adverse effect on our business, financial position, results of operations and/or cash flows.

Restrictive covenants in debt agreements of our company and its subsidiaries could restrict our operating flexibility.

Our credit facility and the indenture governing BWAY’s senior subordinated notes contain affirmative and negative covenants that limit the ability of our company and its subsidiaries, including BWAY, to take certain actions. These restrictions may limit our ability to operate our businesses and may prohibit or limit our ability to enhance our operations or take advantage of potential business opportunities as they arise.

The credit facility requires us to maintain specified financial ratios and satisfy other financial conditions. The credit facility restricts, among other things and subject to certain exceptions, the ability of our company (and/or the ability of some or all of its subsidiaries) to:

•	incur additional debt;

•	pay dividends or distributions on its capital stock or to repurchase its capital stock;

•	make certain investments, loans or advances;

•	create liens on our assets to secure debt;

•	engage in transactions with affiliates;

•	merge or consolidate with another company;

•	transfer and sell assets;

•	incur guarantee obligations;

•	prepay other indebtedness or amend other debt instruments;

•	enter into sale and leaseback transactions;

•	make acquisitions; and

•	change the business conducted by us.

In addition, under our credit facility, we are required to comply with financial covenants, including a minimum Consolidated Interest Coverage Ratio and a maximum Consolidated Total Leverage Ratio.

The indenture governing BWAY’s senior subordinated notes also contains restrictive covenants that, among other things limit BWAY’s ability and the ability of BWAY’s restricted subsidiaries to:

•	incur additional indebtedness;

•	pay dividends, redeem stock or make other distributions;

•	make restricted payments or investments;

•	create liens on assets;

•	transfer or sell assets;

•	engage in mergers or consolidations;

•	engage in certain transactions with affiliates;

•	incur guarantee obligations; and

•	change the business conducted by us.

Our ability to comply with the covenants and restrictions contained in our credit facility and BWAY’s ability to comply with the covenants and restrictions contained in the indenture governing BWAY’s senior subordinated notes may be affected by economic conditions and by financial, market and competitive factors, many of which are beyond our control. Our ability to comply with these covenants in future periods will also depend substantially on the pricing of our products and services, our success at implementing cost reduction initiatives and our ability to successfully implement our overall business strategy. The breach of any of these covenants or restrictions could result in a default under either our credit facility or the indenture governing BWAY’s senior subordinated notes that would permit the applicable lenders or holders, to declare all amounts outstanding thereunder to be due and payable, together with accrued and unpaid interest. In that case, we may be unable to make borrowings under our credit facility and may not be able to repay the amounts due under our credit facility and BWAY’s senior subordinated notes. This could have serious consequences to our financial position, results of operations and/or cash flows and could cause us to become bankrupt or insolvent.

Our principal operating subsidiary, BWAY, may be unable to raise funds necessary to finance the change of control repurchase offers required by the indenture governing BWAY’s senior subordinated notes

Under the indenture governing BWAY’s senior subordinated notes, if BWAY experiences specific kinds of change of control, BWAY must offer to repurchase outstanding senior subordinated notes at a price equal to 101% of the principal amount of the notes plus accrued an unpaid interest to the date of purchase. The occurrence of specified events that would constitute a change of control of BWAY would also constitute a default under our credit facility. In addition, our credit facility may limit or prohibit the purchase of the senior subordinated notes by BWAY in the event of a change of control, unless and until such time as the indebtedness under the credit facility is repaid in full. As a result, following a change of control event, BWAY may not be able to repurchase senior subordinated notes unless all indebtedness outstanding under our credit facility is first repaid and any other indebtedness that contains similar provisions is repaid, or BWAY obtains a waiver from the holders of such indebtedness to permit BWAY to repurchase the senior subordinated notes. BWAY may be unable to repay all of that indebtedness or obtain a waiver of that type. Any requirement to offer to repurchase outstanding senior subordinated notes may therefore require BWAY to refinance its other outstanding debt, which BWAY may not be able to do on commercially reasonable terms, if at all.

We are exposed to exchange rate fluctuations of the Canadian dollar

For fiscal 2006, 1.8% of actual net sales and 6.4% of our net sales on a pro forma basis for the ICL acquisition were in Canadian dollars. Our reporting currency is the U.S. dollar. A decrease in the value of the Canadian dollar relative to the U.S. dollar could reduce our profits from our Canadian operations and the value of the net assets of our Canadian operations when reported in U.S. dollars in our financial statements. This could have a material adverse effect on our business, financial position, results of operations and/or cash flows as reported in U.S. dollars. In addition, fluctuations in the U.S. dollar relative to the Canadian dollar, may make it more difficult to perform period-to-period comparisons of our reported results of operations. For purposes of accounting, the assets and liabilities of our Canadian operations are translated using period-end exchange rates, and the revenues and expenses of our Canadian operations are translated using average exchange rates during each period. Translation gains and losses are reported in accumulated other comprehensive loss as a component of shareholders’ equity.

Risks Related to Our Common Stock and This Offering

BWAY Holding is a holding company with no operations of its own that depends on its subsidiaries for cash.

The operations of BWAY Holding are conducted almost entirely through its subsidiaries and its ability to generate cash to pay dividends is highly dependent on the earnings and the receipt of funds from its subsidiaries via dividends or intercompany loans. However, BWAY is not obligated to make funds available to BWAY Holding for the payment of dividends. In addition, payments of dividends and interest among the companies in our group may be subject to withholding taxes. Further, the terms of the indentures governing BWAY’s senior subordinated notes and the agreement governing BWAY’s credit facility significantly restrict the ability of BWAY and its subsidiaries to pay dividends or otherwise transfer assets to BWAY Holding. Furthermore, the subsidiaries of BWAY may be permitted under the terms of BWAY’s credit facility and other indebtedness to incur additional indebtedness that may severely restrict or prohibit the making of distributions, the payment of dividends or the making of loans by such subsidiaries to BWAY Holding. In addition, Delaware law may impose requirements that may restrict our ability to pay dividends to holders of our common stock.

There currently exists no market for our common stock. We cannot assure you that an active trading market will develop for our common stock. If our stock price fluctuates after this offering, you could lose all or a significant part of your investment.

This offering is the initial public offering of shares of our common stock. Prior to this offering, there was no public market for shares of our common stock. An active market may not develop following the completion of this offering or, if developed, may not be maintained. The selling stockholders, in consultation with us, negotiated the initial public offering price with the underwriters. The initial public offering price may not be indicative of the price at which our common stock will trade following completion of this offering. The market price of our common stock may also be influenced by many factors, some of which are beyond our control, including:

•	the failure of securities analysts to cover our common stock after this offering, changes in financial estimates by analysts or a downgrade of our stock or our sector by analysts;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	variations in quarterly operating results;

•	loss of a large customer or supplier;

•	general economic conditions;

•	our ability to comply with public company reporting requirements;

•	war, terrorist acts and epidemic disease;

•	future sales of our common stock; and

•	investor perceptions of us and our industry.

As a result of these factors, investors in our common stock may not be able to resell their shares at or above the initial public offering price. In addition, the stock market in general has experienced extreme price and volume fluctuations that may be unrelated or disproportionate to the operating performance of companies like us. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance.

The failure of BWAY Holding or BWAY Corporation to achieve and maintain effective internal controls could adversely affect the stock price of BWAY Holding as well the business, financial position, results of operations and/or cash flows of BWAY Holding.

As a result of the offering, BWAY Holding will be directly subject to reporting and other obligations under the Exchange Act, including the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which will, after a phase-in period, require annual management assessments of the effectiveness of BWAY Holding’s internal controls over financial reporting and a report by BWAY Holding’s independent registered public accounting firm addressing such assessments. These reporting and other obligations will place significant demands on the management and administrative and operational resources, including accounting resources, of BWAY Holding and its subsidiaries.

If BWAY Holding and its subsidiaries, including BWAY Corporation, are unable to maintain financial and management controls, reporting systems, information technology and procedures, additional management and other resources of our company may need to be devoted to assist in compliance with the financial reporting requirements and other rules that apply to reporting companies. In addition, if BWAY Holding or BWAY Corporation is unable to conclude that the internal control over financial reporting of BWAY Holding and its subsidiaries or BWAY Corporation and its subsidiaries, respectively, is effective (or if the independent registered public accounting firm is unable to attest that management’s report is fairly stated or they are unable to express an opinion on management’s assessment or on the effectiveness of internal control over financial reporting), investors in the common stock of BWAY Holding could lose confidence in the accuracy and completeness of the financial reports of BWAY Holding.

A few significant stockholders exercise significant influence over the direction of our business. If the ownership of our common stock continues to be highly concentrated, it will prevent you and other stockholders from influencing significant corporate decisions.

Following the completion of this offering, the Kelso affiliates will continue to own a substantial amount of our common stock and will beneficially own approximately 46.0% of the outstanding shares of our common stock assuming that the underwriters do not exercise their option to purchase additional shares. As a result, Kelso will continue to exercise significant influence over matters requiring stockholder approval and our policy and affairs. See “Certain Relationships and Related Party Transactions.”

The concentrated holdings of Kelso Investment Associates VI, L.P. and KEP VI, LLC and the presence of these funds’ nominees on our board of directors may result in a delay or the deterrence of possible changes in control of our company, which may reduce the market price of our common stock. The interests of our existing stockholders may conflict with the interests of our other stockholders. Our board of directors intends to adopt corporate governance guidelines that will, among other things, address potential conflicts between a director’s interests and our interests. In addition, we intend to adopt a code of business conduct that, among other things, requires our employees to avoid actions or relationships that might conflict or appear to conflict with their job responsibilities or the interests of BWAY Holding, and to disclose their outside activities, financial interests or relationships that may present a possible conflict of interest or the appearance of a conflict to management or corporate counsel. These corporate governance guidelines and code of business ethics will not, by themselves, prohibit transactions with our principal stockholders.

Our share price may decline due to the large number of shares eligible for future sale.

Sales of substantial amounts of our common stock, or the possibility of such sales, may adversely affect the price of our common stock and impede our ability to raise capital through the issuance of equity securities.

Upon consummation of this offering, there will be 21,585,906 shares of our common stock outstanding, giving effect to the exercise of options to purchase 1,015,816 shares of our common stock and the sale of the underlying shares in the offering contemplated by this prospectus. Of these shares, the shares of common stock sold in the offering will be freely transferable without restriction or further registration under the Securities Act unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. The remaining 11,546,690 shares of common stock outstanding will be restricted securities within the meaning of Rule 144 under the Securities Act, but will be eligible for resale subject to applicable volume, manner of sale, holding period and other limitations of Rule 144 or pursuant to an exemption from registration under Rule 701 under the Securities Act. Upon completion of this offering, we intend to file one or more registration statements under the Securities Act to register the shares of common stock to be issued under our stock incentive plans and, as a result, all shares of common stock acquired upon exercise of stock options and other equity based awards granted under these plans will also be freely tradable under the Securities Act unless purchased by our affiliates. A total of 8,850,268 shares of common stock are reserved for issuance under our stock incentive plans.

We, Kelso Investment Associates VI, L.P. and KEP VI, LLC, the other selling shareholders and our executive officers and directors have agreed to a “lock-up,” meaning that, subject to certain exceptions, neither we nor they will sell any shares without the prior consent of the representatives of the underwriters for 180 days after the date of this prospectus. Following the expiration of this 180-day lock-up period, 11,546,690 of these shares of our common stock will be eligible for future sale, subject to the applicable volume, manner of sale, holding period and other limitations of Rule 144. See “Shares Eligible for Future Sale” for a discussion of the shares of common stock that may be sold into the public market in the future. In addition, our existing stockholders have the right under certain circumstances to require that we register their shares for resale. After consummation of this offering, these registration rights will apply to the 9,928,103 shares of our outstanding common stock owned by the Kelso affiliates. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement” for a description of the shares of common stock that may be sold into the public market in the future.

Purchasers of our common stock will experience immediate and substantial dilution resulting in their shares being worth less on a net tangible book value basis than the amount they invested.

The initial public offering price is significantly higher than the net tangible book value per share of our common stock. Purchasers of our common stock sold in this offering will experience an immediate dilution in net tangible book value of $28.60 per share of common stock purchased. In the past, we issued options to acquire shares of common stock at prices that may be significantly below the initial public offering price. To the extent that these outstanding options are exercised, there may be further dilution to investors. Accordingly, in the event we are liquidated, investors may not receive the full amount of their investment. See “Dilution.”

Our certificate of incorporation and by-laws may discourage takeovers and business combinations that our stockholders might consider in their best interests.

A number of provisions we intend to include, effective upon completion of this offering, in our certificate of incorporation and by-laws may have the effect of delaying, deterring, preventing or rendering more difficult a change in control of BWAY Holding that our stockholders might consider in their best interests. These provisions include:

•

granting to the board of directors sole power to set the number of directors and to fill any vacancy on the board of directors, whether such vacancy occurs as a result of an increase in the number of directors or otherwise;

•	limitations on the ability of stockholders to remove directors;

•

the ability of our board of directors to designate and issue one or more series of preferred stock without stockholder approval, the terms of which may be determined at the sole discretion of the board of directors;

•	the requirement that only stockholders holding at least 30% of our outstanding common stock may call a special meeting of stockholders;

•	establishment of advance notice requirements for stockholder proposals and nominations for election to the board of directors at stockholder meetings; and

•	prohibiting our stockholders from acting by written consent.

These provisions may prevent our stockholders from receiving the benefit from any premium to the market price of our common stock offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging takeover attempts in the future.

Our certificate of incorporation and by-laws may also make it difficult for stockholders to replace or remove our management. These provisions may facilitate management entrenchment that may delay, deter, render more difficult or prevent a change in our control, which may not be in the best interests of our stockholders.

See “Description of Capital Stock” for additional information on the anti-takeover measures applicable to us.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus under “Business,” “Business—Legal Proceedings,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Management—Directors and Executive Officers” and “Management—Executive Compensation” include “forward-looking statements.” You should not place undue reliance on these statements. Forward-looking statements include information concerning our liquidity and our possible or assumed future results of operations, including descriptions of our business strategies. These statements often include words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “seek,” “will,” “may” or similar expressions. These statements are based on certain assumptions that we have made in light of our experience in the industry as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate in these circumstances. As you read and consider this prospectus, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties and assumptions. Many factors could affect our actual financial results and could cause actual results to differ materially from those expressed in the forward-looking statements. Some important factors include:

•	competitive risks from other container manufacturers or self-manufacture by customers;

•	termination of our customer contracts;

•	loss or reduction of business from key customers;

•	dependence on key personnel;

•	changes in steel, resin, other raw material and energy costs or availability;

•	product liability or product recall costs;

•	lead pigment and lead paint litigation;

•	increased consolidation in our end markets;

•	consolidation of key suppliers;

•	deceleration of growth in our end markets;

•	increased use of alternative packaging;

•	labor unrest;

•	environmental, health and safety costs;

•	management’s inability to evaluate and selectively pursue acquisitions;

•	fluctuation of our quarterly operating results;

•	an increase in interest rates;

•	inability to repay or refinance the senior unsubordinated notes;

•	restrictions in our debt agreements; and

•	fluctuations of the Canadian dollar.

In light of these risks, uncertainties and assumptions, the forward-looking statements contained in this prospectus might not prove to be accurate and you should not place undue reliance upon them. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing cautionary statements. All such statements speak only as of the date made, and we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

MARKET AND INDUSTRY DATA

The references in this prospectus to market positions or market share are based on information derived from annual reports, trade publications and management estimates, which we believe are reliable. Market share data is subject to change, however, and is subject to (i) limits on the availability and reliability of raw data, particularly in the case of market research performed by us, (ii) the voluntary nature of the data gathering process and (iii) other limitation and uncertainties inherent in any statistical survey of market shares.

TRADEMARKS AND SERVICE MARKS

We own or have the rights to trademarks, service marks or trade names that we use in connection with the operation of the business. Some of the more important trademarks or service marks that appear in this prospectus are BWAY®, NAMPAC®, and Armstrong®, which are registered trademarks or service marks in the United States. All other trademarks or service marks appearing in this prospectus are the property of their respective owners.

USE OF PROCEEDS

All of the shares of common stock offered by this prospectus are being sold by the selling stockholders. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

DIVIDEND POLICY

We do not expect to pay dividends on our common stock for the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used for the operation and growth of our business. Our ability to pay dividends to holders of our common stock is limited as a practical matter by our credit agreement and the indentures governing BWAY’s senior subordinated notes, insofar as we may seek to pay dividends out of funds made available to us by BWAY and/or its subsidiaries, because our credit agreement and the indentures governing BWAY’s senior subordinated notes directly or indirectly restrict BWAY’s ability to pay dividends or make loans to us. Any future determination to pay dividends on our common stock is subject to the discretion of our board of directors and will depend upon various factors, including our financial position, results of operations, liquidity requirements, restrictions that may be imposed by applicable law and our contracts and other factors deemed relevant by our board of directors.

CAPITALIZATION

The following table sets forth as of April 1, 2007, on a consolidated basis:

•	Our actual capitalization; and

•

Our pro forma as adjusted total capitalization that gives effect to (i) payment of a one-time $5.0 million termination fee to Kelso contingent upon the offering contemplated by this prospectus, (ii) payment of a one-time $10.0 million bonus to certain members of management contingent upon the offering contemplated by this prospectus, (iii) payment of $4.0 million in transaction expenses payable by the Company related to the offering contemplated by this prospectus, (iv) payment of a one-time $2.0 million advisory fee to Deutsche Bank Securities Inc. contingent upon the offering contemplated by this prospectus, (v) an $11.5 million non-cash stock-based compensation charge related to the accelerated vesting of certain stock options concurrently with and contingent upon the offering contemplated by this prospectus, (vi) the tax effect of the adjustments contemplated in (i) through (v), and (vii) the exercise of 1,015,816 options to purchase shares of our common stock and the sale of the underlying shares in the offering contemplated by this prospectus, as if such transactions had occurred on April 1, 2007.

You should read the following table in conjunction with the information in this prospectus under the captions “Unaudited Pro Forma Condensed Consolidated Financial Data,” “Selected Historical Consolidated Financial Data,” “Description of Certain Indebtedness” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and with the audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus. For a description of the debt facilities and instruments referred to below, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Description of Certain Indebtedness.”

	April 1, 2007
	Actual	Pro Forma as Adjusted
	(Amounts in Thousands, Except Share and Per Share Data)
Total debt(1):
10% senior subordinated notes due October 2010	$200,000	$200,000
Variable rate U.S. dollar term loan maturing July 2013	169,500	169,500
Variable rate Canadian dollar term loan maturing July 2013	48,433	48,433
Variable rate U.S. dollar revolver maturing July 2012	—	7,396

Total debt	417,933	425,329
Stockholders’ equity(2)
Common stock, par value $0.01 per share, 23,995,088 shares authorized actual, 200,000,000 shares authorized pro forma as adjusted; 20,524,708 shares outstanding actual, 21,585,906 shares outstanding pro forma as adjusted	205	216
Additional paid-in capital	106,151	120,479
Retained earnings	29,438	8,888
Accumulated other comprehensive loss	(1,222)	(1,222)

Total stockholders’ equity	134,572	128,361

Total capitalization	$552,505	$553,690

(1)	Includes the current portion of long-term debt of $1.3 million at April 1, 2007 on an actual and pro forma as adjusted basis.
(2)	On May 25, 2007, we filed an amendment to our certificate of incorporation to increase our authorized share capital to 200,000,000 shares of common stock, par value $0.01 per share, and 20,000,000 shares of preferred stock, par value $0.01 per share. There was no preferred stock outstanding at April 1, 2007 on an actual or pro forma as adjusted basis.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price of the shares of our common stock and the net tangible book value per share after this offering.

Net tangible book value (deficit) per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of common stock then outstanding. Our net tangible book value (deficit) as of April 1, 2007 was $(287.4) million, or $(14.00) per share, based on the 20,524,708 shares of common stock outstanding as of such date. After giving effect to (i) payment of a one-time $5.0 million termination fee to Kelso contingent upon the offering contemplated by this prospectus, (ii) payment of a one-time $10.0 million bonus to certain members of management contingent upon the offering contemplated by this prospectus, (iii) payment of $4.0 million in transaction expenses payable by the Company related to the offering contemplated by this prospectus, (iv) payment of a one-time $2.0 million advisory fee to Deutsche Bank Securities Inc. contingent upon the offering contemplated by this prospectus, (v) an $11.5 million non-cash stock-based compensation charge related to the accelerated vesting of certain stock options concurrently with and contingent upon the offering contemplated by this prospectus, (vi) the tax effect of the adjustments contemplated in (i) through (v), and (vii) the exercise of 1,015,816 options to purchase shares of our common stock and the sale of the underlying shares in the offering contemplated by this prospectus, as if such transactions had occurred on April 1, 2007, our pro forma net tangible book value (deficit) as of April 1, 2007 would have been $(293.6) million, or $(13.60) per share, based on the 21,585,906 shares of common stock outstanding following the offering. This represents an immediate increase in the pro forma net tangible book value of $0.40 per share to existing stockholders and an immediate and substantial dilution of $28.60 per share to new investors purchasing shares in this offering. The following table illustrates this dilution:

		Per Share
Initial public offering price		$15.00
Net tangible book value (deficit) as of April 1, 2007	(14.00)
Increase attributable to this offering	0.40

Pro forma net tangible book value (deficit) after this offering		(13.60)

Dilution in net tangible book value to new investors		$28.60

The following table summarizes as of April 1, 2007 the total number of shares of common stock purchased from us, the total consideration paid to us, and the weighted average price per share paid by existing stockholders and by new investors purchasing shares from the selling stockholders in this offering at the initial public offering price of $15.00 per share and before deducting underwriting discounts.

	Shares Acquired (in Millions)		Total Consideration (in Millions)		Weighted Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	11.547	53.5%	$73.0	32.7%	$6.33
New investors	10.039	46.5	150.6	67.3	15.00

Total	21.586	100.0%	$223.6	100.0%	$10.36

The foregoing discussion and tables assume no exercise of outstanding stock options other than options to purchase 1,015,816 shares of our common stock that will be exercised and the sale of the underlying shares in the offering contemplated by this prospectus. Excluding these options, as of April 1, 2007, there were options outstanding to purchase a total of 5,647,295 shares of our common stock at a weighted average exercise price of $6.05 per share.

To the extent that any of these stock options are exercised, there may be further dilution to new investors. See “Capitalization,” “Management” and Note 8 to the notes to our audited consolidated financial statements included elsewhere in this prospectus.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in further dilution to our stockholders.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

The following unaudited pro forma condensed consolidated financial statements have been derived from our historical consolidated financial statements and the related notes thereto and our historical unaudited consolidated financial statements and the related notes thereto included elsewhere in this prospectus. The following unaudited pro forma condensed consolidated financial statements have also been derived from the unaudited historical financial statements of ICL for the three months ended December 31, 2005 and the period from January 1, 2006 through July 16, 2006. Certain amounts in the historical consolidated financial statements of ICL have been reclassified to conform to our historical presentation. The pro forma as adjusted financial data for the year ended October 1, 2006 and for the six months ended April 2, 2006 reflect adjustments to our historical financial data to give effect to (i) the ICL acquisition, including the refinancing of our credit facility in conjunction with the ICL acquisition, or, collectively, the “ICL transaction,” (ii) the elimination of quarterly financial advisory fees, net of related tax benefit, paid to Kelso that will be discontinued upon the termination of the financial advisory agreement concurrently with and contingent upon the offering contemplated by this prospectus, or the “discontinued Kelso fee,” and (iii) the exercise of options to purchase 1,015,816 shares of our common stock that will be exercised and the sale of the underlying shares in the offering contemplated by this prospectus, as if such transactions occurred on October 3, 2005. The pro forma as adjusted financial data for the six months ended April 1, 2007 reflect adjustments to our historical financial data to give effect to (i) the discontinued Kelso fee and (ii) the exercise of options to purchase 1,015,816 shares of our common stock that will be exercised and the sale of the underlying shares in the offering contemplated by this prospectus, as if such transactions occurred on October 3, 2005. The pro forma as adjusted financial data as of April 1, 2007 reflect adjustments to our historical financial data to give effect to (i) payment of a one-time $5.0 million termination fee to Kelso contingent upon the offering contemplated by this prospectus, (ii) payment of a one-time $10.0 million bonus to certain members of management contingent upon the offering contemplated by this prospectus, or the “management bonus,” (iii) payment of $4.0 million in transaction expenses payable by the Company related to the offering contemplated by this prospectus, (iv) payment of a one-time $2.0 million advisory fee to Deutsche Bank Securities Inc. contingent upon the offering contemplated by this prospectus, (v) an $11.5 million non-cash stock-based compensation charge related to the accelerated vesting of certain stock options concurrently with and contingent upon the offering contemplated by this prospectus, (vi) the tax effect of the adjustments contemplated in (i) through (v), and (vii) the exercise of options to purchase 1,015,816 shares of our common stock that will be exercised and the sale of the underlying shares in the offering contemplated by this prospectus, as if such transactions had occurred on April 1, 2007.

The unaudited pro forma condensed consolidated financial statements include adjustments directly attributable to the ICL transaction that are expected to have a continuing impact on us. The unaudited pro forma condensed consolidated financial statements do not include cost savings and operating efficiencies expected to be achieved from the ICL acquisition. The pro forma adjustments are described in the accompanying notes to the unaudited pro forma condensed consolidated financial statements. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. The unaudited pro forma condensed consolidated financial statements do not purport to represent our results of operations or financial position had the ICL transaction, the discontinued Kelso fee, the management bonus, the transaction expenses, the advisory fee, the non-cash stock-based compensation charge or the related tax effects actually occurred as of such dates or of the results that we would have achieved after such events.

The one-time termination fee to Kelso, one-time management bonus, the transaction expenses payable by the Company related to the offering contemplated by this prospectus, the one-time advisory fee to Deutsche Bank Securities Inc., the non-cash stock-based compensation charge related to the acceleration of option vesting and the related tax effect of those adjustments have not been reflected in the pro forma statement of operations for any of the periods presented as these are material nonrecurring charges that result directly from the offering contemplated by this prospectus and which will be included in the results of operations of the Company within the twelve months following the completion of the offering contemplated by this prospectus.

The unaudited pro forma condensed consolidated statements of operations for the year ended October 1, 2006 and the six months ended April 2, 2006 reflect the ICL acquisition using the purchase method of accounting. Accordingly, we allocated the consideration paid to the assets acquired and liabilities assumed based upon estimated fair value as of the date of acquisition. Although we believe the purchase allocation is substantially complete, the finalization of certain transaction costs, among other things, could result in an adjustment to the allocation.

The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the information included in this prospectus under the captions “Risk Factors,” “Capitalization,” “Selected Historical Consolidated Financial Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and with the historical audited and unaudited consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

BWAY Holding Company and Subsidiaries

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Year Ended October 1, 2006

(Amounts in Thousands Except Per Share Data)

	Historical	Pro Forma
	BWAY Holding Company	Adjustments for the ICL Transaction(1)(2)	Pro Forma	Adjustments(3)	Pro Forma As Adjusted
Net sales	$918,513	$50,372	$968,885	$—	$968,885

Costs and expenses
Cost of products sold (excluding depreciation and amortization)	796,401	40,150	836,551	—	836,551
Depreciation and amortization	41,615	2,214	43,829	—	43,829
Selling and administrative expense	29,777	3,253	33,030	—	33,030
Restructuring charge	1,511	—	1,511	—	1,511
Interest expense, net	34,660	3,706	38,366	—	38,366
Other income, net	1,813	92	1,905	(495)	1,410

Total costs and expenses	905,777	49,415	955,192	(495)	954,697

Income before income taxes and cumulative effect of change in accounting principle	12,736	957	13,693	495	14,188
Provision for income taxes	6,941	302	7,243	186	7,429

Income before cumulative effect of change in accounting principle	5,795	655	6,450	309	6,759
Cumulative effect of change in accounting principle, net of tax	(398)	—	(398)	—	(398)

Net income	$5,397	$655	$6,052	$309	$6,361

Weighted-average shares outstanding(4)(5)
Basic	20,592				21,653
Diluted	25,348				25,539
Net income per share(5)
Basic	$0.26				$0.29
Diluted	0.21				0.25

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

BWAY Holding Company and Subsidiaries

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Six Months Ended April 2, 2006

(Amounts in Thousands Except Per Share Data)

	Historical	Pro Forma
	BWAY Holding Company	Adjustments for the ICL Transaction(1)(2)	Pro Forma	Adjustments(3)	Pro Forma As Adjusted
Net sales	$426,792	$29,459	$456,251	$—	$456,251

Costs and expenses
Cost of products sold (excluding depreciation and amortization)	379,002	23,956	402,958	—	402,958
Depreciation and amortization	20,337	1,380	21,717	—	21,717
Selling and administrative expense	9,558	1,822	11,380	—	11,380
Restructuring charge	195	—	195	—	195
Interest expense, net	16,511	2,222	18,733	—	18,733
Other income, net	721	23	744	(248)	496

Total costs and expenses	426,324	29,403	455,727	(248)	455,479

Income before income taxes	468	56	524	248	772
Provision for income taxes	157	32	189	83	272

Net income	$311	$24	$335	$165	$500

Weighted-average shares outstanding(4)(5)
Basic	20,610				21,671
Diluted	24,766				24,965
Net income per share(5)
Basic	$0.02				$0.02
Diluted	0.01				0.02

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

BWAY Holding Company and Subsidiaries

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Six Months Ended April 1, 2007

(Amounts in Thousands Except Per Share Data)

	Historical	Pro Forma
	BWAY Holding Company	Adjustments(3)	Pro Forma As Adjusted
Net sales	$436,647	$—	$436,647

Costs and expenses
Cost of products sold (excluding depreciation and amortization)	370,688	—	370,688
Depreciation and amortization	22,575	—	22,575
Selling and administrative expense	10,808	—	10,808
Restructuring adjustment	(164)	—	(164)
Interest expense, net	18,723	—	18,723
Other income, net	587	(248)	339

Total costs and expenses	423,217	(248)	422,969

Income before income taxes	13,430	248	13,678
Provision for income taxes	5,616	91	5,707

Net income	$7,814	$157	$7,971

Weighted-average shares outstanding(4)(5)
Basic	20,525		21,586
Diluted	25,020		25,190
Net income per share(5)
Basic	$0.38		$0.37
Diluted	0.31		0.32

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

BWAY Holding Company and Subsidiaries

Unaudited Pro Forma Condensed Consolidated Balance Sheet

April 1, 2007

(Amounts in Thousands)

	Historical	Pro Forma
	BWAY Holding Company	Adjustments(3)	Pro Forma As Adjusted
Assets

Current Assets
Cash and cash equivalents	$10,765	$(10,765)	$—
Accounts receivable, net	115,167	—	115,167
Inventories, net	100,613	—	100,613
Other current assets	11,267	2,136	13,403

Total	237,812	(8,629)	229,183

Property, plant and equipment, net	138,617	—	138,617

Other assets
Goodwill	248,994	—	248,994
Other intangibles, net	163,077	—	163,077
Other assets	11,365	—	11,365

Total other assets	423,436	—	423,436

Total assets	$799,865	$(8,629)	$791,236

Liabilities and Stockholders’ Equity

Current Liabilities
Accounts payable	$108,726	$—	$108,726
Other current liabilities	51,153	(1,541)	49,612

Total current liabilities	159,879	(1,541)	158,338

Long-term debt	416,587	7,396	423,983

Other long-term liabilities	88,827	(8,273)	80,554

Total liabilities	665,293	(2,418)	662,875

Stockholders’ equity
Common stock(4)	205	11	216
Additional paid-in capital(4)	106,151	14,328	120,479
Retained earnings	29,438	(20,550)	8,888
Accumulated other comprehensive loss	(1,222)	—	(1,222)

Total stockholders’ equity	134,572	(6,211)	128,361

Total liabilities and stockholders’ equity	$799,865	$(8,629)	$791,236

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Basis of Presentation

The unaudited pro forma condensed consolidated financial statements have been derived from our historical consolidated financial statements and the related notes thereto and our historical unaudited consolidated financial statements and the related notes thereto. The unaudited pro forma condensed consolidated financial statements have also been derived from the unaudited historical financial statements of ICL for the three months ended December 31, 2005 and the period from January 1, 2006 through July 16, 2006. Certain amounts in the historical consolidated financial statements of ICL have been reclassified to conform to our historical presentation.

The pro forma as adjusted financial data for the year ended October 1, 2006 and for the six months ended April 2, 2006 reflect adjustments to our historical financial data to give effect to (i) the ICL acquisition, including the refinancing of our credit facility in conjunction with the ICL acquisition, or, collectively, the “ICL transaction,” (ii) the elimination of quarterly financial advisory fees, net of related tax benefit, paid to Kelso that will be discontinued upon the termination of the financial advisory agreement concurrently with and contingent upon the offering contemplated by this prospectus, or the “discontinued Kelso fee,” and (iii) the exercise of options to purchase 1,015,816 shares of our common stock that will be exercised and the sale of the underlying shares in the offering contemplated by this prospectus, as if such transactions occurred on October 3, 2005 for statement of operations purposes. The pro forma as adjusted financial data for the six months ended April 1, 2007 reflect adjustments to our historical financial data to give effect to (i) the discontinued Kelso fee and (ii) the exercise of options to purchase 1,015,816 shares of our common stock that will be exercised and the sale of the underlying shares in the offering contemplated by this prospectus, as if such transactions occurred on October 3, 2005 for statement of operations purposes. The pro forma as adjusted financial data as of April 1, 2007 reflects adjustments to our historical financial data to give effect to (i) payment of a one-time $5.0 million termination fee to Kelso contingent upon the offering contemplated by this prospectus, (ii) payment of a one-time $10.0 million bonus to certain members of management contingent upon the offering contemplated by this prospectus, (iii) payment of $4.0 million in transaction expenses payable by the Company related to the offering contemplated by this prospectus, (iv) payment of a one-time $2.0 million advisory fee to Deutsche Bank Securities Inc. contingent upon the offering contemplated by this prospectus, (v) an $11.5 million non-cash stock-based compensation charge related to the accelerated vesting of certain stock options concurrently with and contingent upon the offering contemplated by this prospectus, (vi) the tax effect of the adjustments contemplated in (i) through (v), and (vii) the exercise of options to purchase 1,015,816 shares of our common stock that will be exercised and the sale of the underlying shares in the offering contemplated by this prospectus, as if such transactions had occurred on April 1, 2007 for balance sheet purposes.

The unaudited pro forma condensed consolidated financial statements do not include cost savings and operating efficiencies expected to be achieved from the ICL acquisition.

Note 2—ICL Transaction

On July 17, 2006, we acquired substantially all of the assets and assumed certain of the liabilities of ICL, a Toronto based manufacturer of rigid plastic containers and steel pails for industrial packaging markets, or the “ICL acquisition.” The net assets were acquired by ICL Industrial Containers ULC, or “ICL ULC,” a wholly owned subsidiary created to effectuate the acquisition. We paid approximately $68.4 million in cash for the acquisition, which was funded by $50.0 million in term loan borrowings by ICL ULC and from a portion of the proceeds of additional term loan borrowings by us. The results of operations related to this acquisition are included in the consolidated financial statements from the date of acquisition. We refer to the ICL acquisition and the related debt arrangements as the “ICL transaction.”

We recorded the assets acquired and liabilities assumed at estimated fair market value in accordance with Statement of Financial Standards, or “SFAS,” No. 141, “Business Combinations.” We allocated the purchase price based on our estimates of fair value. Although we believe the purchase price allocation is substantially complete, the finalization of certain transaction costs, among other things, could result in an adjustment to the allocation.

The following is a summary of the preliminary allocation of fair value of the assets acquired and liabilities assumed as of the date of acquisition related to the ICL acquisition:

(Dollars in Thousands)
Current assets	$18,735
Property, plant and equipment	4,063
Intangible assets subject to amortization
Customer relationships	19,567
Tradename	3,112
Goodwill	29,183

Total assets	74,660

Less: Current liabilities assumed	(6,216)

Net assets acquired	$68,444

The following tables set forth pro forma adjustments related to the ICL transaction for the year ended October 1, 2006 and for the six months ended April 2, 2006:

	Year Ended October 1, 2006
	Historical ICL(a)	Adjustments		Pro Forma Adjustments
	(Dollars in Thousands)
Net sales	$50,372	$—		$50,372

Costs and expenses
Cost of products sold (excluding depreciation and amortization)	46,055	(6,243	)(b)
		338	(c)	40,150
Depreciation and amortization	590	1,624	(d)	2,214
Selling and administrative expense	2,915	(116	)(e)
		(381	)(f)
		835	(g)	3,253
Interest expense, net	223	3,483	(h)	3,706
Other expense, net	92	—		92

Total costs and expenses	49,875	(460)		49,415

Income before income taxes	497	460		957
Provision for income taxes	9	293	(i)	302

Net income	$488	$167		$655

	Six Months Ended April 2, 2006
	Historical ICL(a)	Adjustments		Pro Forma Adjustments
	(Dollars in Thousands)
Net sales	$29,459	$—		$29,459

Costs and expenses
Cost of products sold (excluding depreciation and amortization)	27,238	(3,714	)(b)
		432	(c)	23,956
Depreciation and amortization	375	1,005	(d)	1,380
Selling and administrative expense	1,542	(215	)(f)
		495	(g)	1,822
Interest expense, net	277	1,945	(h)	2,222
Other expense, net	23	—		23

Total costs and expenses	29,455	(52)		29,403

Income before income taxes	4	52		56
(Benefit from) provision for income taxes	(205)	237	(i)	32

Net income	$209	$(185)		$24

(a)	Represents the results of operations of ICL derived from historical unaudited financial statements for the three months ended December 31, 2005 and the period from January 1, 2006 through July 16, 2006. These historical unaudited financial statements were prepared in Canadian dollars and have been translated into U.S. dollars at the average exchange rate of 1.1492 for the year ended October 1, 2006 and at 1.1646 for the six months ended April 2, 2006. The results of operations of ICL from July 17, 2006 through September 30, 2006 are included in our historical results of operations.

Certain amounts have been reclassified to conform to our historical presentation, as follows:

(Dollars in Thousands)	Year Ended October 1, 2006	Six Months Ended April 2, 2006
Factory overhead and administrative expense in selling and administrative expense to cost of products sold	$10,797	$5,974
Selling expenses in costs of products sold to selling and administrative expense	3,623	2,026
Depreciation in cost of products sold to depreciation and amortization	586	372
Depreciation in selling and administrative expense to depreciation and amortization	4	3
Interest expense in selling and administrative to interest expense, net	223	277
Sales discounts in selling and administrative expense to net sales	53	29
Other expense, net in selling and administrative expense to other expense, net	92	23

(b)	Represents an adjustment to remove compensation paid to ICL shareholders who were serving in senior management positions, with manufacturing responsibilities, during the periods presented. We did not retain the senior managers of ICL in connection the acquisition, and they will not be replaced, and such costs did not have a continuing impact.
(c)	Represents an adjustment to increase lease expense to lease rates negotiated in the transaction. Lease expense in the historical unaudited financial statements of ICL is based on the terms of leases between ICL and related parties, which were below comparable market rates. The leases related to manufacturing facilities.

(d)	Represents adjustments to depreciation and amortization as follows:

	Year Ended October 1, 2006	Six Months Ended April 2, 2006
	(Dollars in Thousands)
Depreciation of assets acquired(i)	$331	$206
Amortization of identifiable intangible assets acquired(ii)	1,883	1,174

Pro forma depreciation and amortization	2,214	1,380

Less: Historical depreciation(iii)	(590)	(375)

Adjustment to depreciation and amortization	$1,624	$1,005

(i)	Represents an adjustment to depreciation expense based on the estimated fair value and estimated useful lives of property, plant and equipment, which range from 1 to 12 years.
(ii)	Represents an adjustment to amortization expense for the amortization of identifiable intangible assets acquired in the ICL acquisition. The weighted-average life of the identifiable intangible assets acquired subject to amortization is approximately 15 years for tradename and approximately 13 years for customer relationships.
(iii)	Represents elimination of the historical depreciation expense on property, plant and equipment recorded by ICL. ICL did not have any amortizable intangible assets and, as such, no adjustment to eliminate amortization expense was necessary.

(e)	Represents professional fees paid by ICL in association with their asset sale to BWAY. As these are expenses paid by the selling party in conjunction with the asset sale, these expenses will not have a continuing impact on us.
(f)	Represents adjustments to selling and administrative expense as follows:

	Year Ended October 1, 2006	Six Months Ended April 2, 2006
	(Dollars in Thousands)
Compensation for in-house sales staff(i)	$173	$107
Less: Historical intercompany commissions(ii)	(554)	(322)

Adjustment to selling and administrative expense	$(381)	$(215)

(i)	Represents an adjustment for hiring an in-house sales person and support staff to replace sales support provided by an affiliated company. The agreement related to these sales support services was not assumed in the ICL acquisition.
(ii)	Represents an adjustment for intercompany commissions paid to an affiliated company under an agreement that was not assumed in the ICL acquisition. These costs did not have a continuing impact.

(g)	Represents the elimination of management fees paid to ICL by a related entity for certain shared services. The related entity was not acquired by us in the ICL acquisition. As such, this management fee income did not have a continuing impact.
(h)	Represents adjustment to interest expense as follows:

	Year Ended October 1, 2006	Six Months Ended April 2, 2006
	(Dollars in Thousands)
Interest expense on the Canadian Term Loan(i)	$2,257	$1,334
Amortization of deferred financing costs(ii)	140	88
Interest on additional U.S. Term Loan borrowings(iii)	1,309	800

Pro forma interest expense	3,706	2,222
Less: Historical interest expense(iv)	(223)	(277)

Adjustment to interest expense	$3,483	$1,945

(i)	Represents interest expense on the $50.0 million Canadian Term Loan borrowed by ICL ULC to fund, in part, the ICL acquisition at the average interest rate of 5.8% for the year ended October 1, 2006 and 5.5% for the six months ended April 2, 2006 based on the terms of the loan agreement.
(ii)	Represents amortization of deferred financing costs associated borrowings to fund the ICL acquisition. Approximately $1.2 million of costs were deferred and are being amortized over the life of the credit facility using the effective yield method.
(iii)	Represents interest expense on $24.7 million in additional U.S. Term Loan borrowings by BWAY at the closing of the ICL acquisition at the average borrowing rate of 6.7% for the year ended October 1, 2006 and 6.5% for the six months ended April 2, 2006 based on the terms of the loan agreement.
(iv)	Represents historical interest expense on debt between ICL and affiliates. This debt was not assumed in the ICL acquisition. There were no deferred financing costs in the historical financial statements of ICL and, as such, no adjustment to eliminate amortization of deferred financing costs was necessary.

(i)	Represents the income tax impact of historical ICL results of operations and related pro forma adjustments at a Canadian statutory rate and, as applicable, adjustments to historical BWAY Holding results of operations at its historical statutory rate.

Note 3—Adjustments

The unaudited pro forma condensed consolidated statement of operations for the year ended October 1, 2006 has been adjusted for the following (in thousands):

Discontinued financial advisory fees (g)	$495
Tax effect (f)	(186)

Adjustment to net income	$309

The unaudited pro forma condensed consolidated statement of operations for each of the six months ended April 2, 2006 and April 1, 2007 has been adjusted for the following (in thousands):

	Six Months Ended
	April 2, 2006	April 1, 2007
Discontinued financial advisory fees (g)	$248	$248
Tax effect (f)	(83)	(91)

Adjustment to net income	$165	$157

The unaudited condensed consolidated balance sheet as of April 1, 2007 has been adjusted for the following (in thousands):

Cash and cash equivalents has been adjusted for the following:
Proceeds from option exercises (j)	$2,839
Proceeds from credit facility borrowings (i)	7,396
Expenses to be paid:
Management bonus (a)	(10,000)
Kelso termination fee (b)	(5,000)
Transaction expenses (c)	(4,000)
Deutsche Bank advisory fee (d)	(2,000)

Adjustment to cash and cash equivalents	$(10,765)

Other current assets has been adjusted for the following:
Current tax benefit (f)	$3,677
Reclass income taxes payable from current liabilities	(1,541)

Adjustment to other current assets	$2,136

Other current liabilities has been adjusted for the following:
Reclass income taxes payable to current assets	$(1,541)

Long-term debt has been adjusted for the following:
Proceeds from credit facility borrowings (i)	$7,396

Other long-term liabilities has been adjusted for the following:
Deferred tax benefit (h)	$(8,273)

Common stock has been adjusted for the following:
Exercise of stock options (j)	$11

Additional paid-in capital has been adjusted for the following:
Exercise of stock options (j)	$2,828
Stock-based compensation (e)	11,500

Adjustment to additional paid-in capital	$14,328

Retained earnings has been adjusted for the impact of the above adjustments.

(a)	Represents a management bonus that, as soon as is practicable after, and conditioned upon consummation of this offering, we will pay in the aggregate amount of $10.0 million to certain members of management on the closing date who are also participants in the stock incentive plan, to be allocated to such employees as shall be determined by the Compensation Committee of our board of directors.
(b)	Represents a one-time $5.0 million termination fee to Kelso contingent upon the offering contemplated by this prospectus.
(c)	Represents $4.0 million in transaction expenses payable by the Company related to the offering contemplated by this prospectus.
(d)	Represents a one-time $2.0 million advisory fee to Deutsche Bank Securities Inc. contingent upon the offering contemplated by this prospectus.
(e)	Represents an $11.5 million non-cash stock-based compensation charge related to the accelerated vesting of certain stock options concurrently with and contingent upon the offering contemplated in this prospectus.
(f)	Represents the tax effect at the statutory tax rate of the management bonus, which is currently deductible.
(g)	Represents the elimination of quarterly financial advisory fees paid to Kelso that will be discontinued upon the termination of the financial advisory agreement contingent upon the offering contemplated by this prospectus.

(h)	Represents the tax effect at the statutory rate of the adjustments in (b) through (e) above, which are not currently deductible for income tax purposes. The benefit results in a non-current deferred tax asset, which reduces the net long-term deferred tax liability.
(i)	Represents borrowings on the U.S. Revolver to facilitate the payment of expenses in excess of cash on hand.
(j)	Represents the issuance of 1,015,816 shares upon the exercise of options to purchase shares of our common stock and proceeds of $2.8 million from the sale of the underlying shares of common stock. The exercise of these options is contingent upon the offering contemplated by this prospectus.

The one-time management bonus, the one-time termination fee to Kelso, the transaction expenses payable by the Company related to the offering contemplated by this prospectus, the one-time advisory fee to Deutsche Bank Securities Inc., the non-cash stock-based compensation charge related to the acceleration of option vesting and the related tax effect of these adjustments have not been reflected in the pro forma statement of operations for any of the periods presented as these are material nonrecurring charges that result directly from the offering contemplated by this prospectus and which will be included in the results of operations of the Company within the twelve months following the completion of the offering contemplated by this prospectus.

Note 4—Stock Split

Reflects a stock split of the common stock by means of a stock dividend in the amount of 0.87081603410564 shares of common stock for each outstanding share of common stock effected on May 25, 2007.

Note 5—Net Income Per Share

Pro forma as adjusted basic net income per common share is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Pro forma as adjusted diluted net income per common share is computed by dividing net income by the sum of the weighted-average common shares outstanding and the dilutive common shares for the period. Dilutive common shares result from outstanding in-the-money stock options.

The pro forma as adjusted diluted weighted-average shares outstanding for the year ended October 1, 2006 exclude the impact of approximately 4,472 stock options because such impact would be anti-dilutive. There were no options excluded from the computation of diluted net income per share for each of the six months ended April 2, 2006 and April 1, 2007.

The following table sets forth the computation of pro forma as adjusted basic and diluted net income per share:

(Amounts in Thousands Except per Share Amounts)	Year Ended October 1, 2006	Six Months Ended April 2, 2006	Six Months Ended April 1, 2007
Basic pro forma as adjusted net income per share
Numerator
Pro forma as adjusted net income	$6,361	$500	$7,971

Denominator
Pro forma as adjusted weighted-average common shares outstanding	21,653	21,671	21,586

Pro forma as adjusted basic net income per share	$0.29	$0.02	$0.37

Diluted pro forma as adjusted net income per share Numerator
Pro forma as adjusted net income	$6,361	$500	$7,971

Denominator
Pro forma as adjusted weighted-average common shares outstanding	21,653	21,671	21,586
Dilutive effect of stock options	3,886	3,294	3,604

Pro forma as adjusted weighted-average common shares outstanding assuming dilution	25,539	24,965	25,190

Pro forma as adjusted diluted net income per share	$0.25	$0.02	$0.32

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets forth our selected historical consolidated financial and operating data, which should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with our audited and unaudited consolidated financial statements and related notes thereto included elsewhere in this prospectus. The selected consolidated financial and other data as of October 2, 2005 and October 1, 2006 and for the fiscal years ended October 3, 2004, October 2, 2005 and October 1, 2006 have been derived from our audited consolidated financial statements and the related notes thereto included elsewhere in this prospectus, and the selected consolidated financial and other data as of and for the six months ended April 2, 2006 and April 1, 2007 have been derived from our unaudited consolidated financial statements and related notes thereto included elsewhere in this prospectus. Because BWAY Holding Company was not formed until September 2002, the selected consolidated financial and other data as of and for the fiscal year ended September 29, 2002, for the periods from September 30, 2002 to February 6, 2003 and February 7, 2003 to September 28, 2003, and as of September 28, 2003 and October 3, 2004, have been derived from BWAY’s audited consolidated financial statements and the related notes thereto which are not included in this prospectus.

The selected historical consolidated statement of operations data for each of the six-month periods ended April 2, 2006 and April 1, 2007 and the selected historical consolidated balance sheet data as of April 2, 2006 and April 1, 2007 presented below include all adjustments, consisting of normal recurring adjustments, that management considers necessary for a fair presentation of our financial position and results of operations for the periods presented. The results for periods of less than a full year are not necessarily indicative of the results to be expected for any interim period or for a full year.

	Predecessor(1)		Successor(1)
	Fiscal Year(2) Ended	For the Period from		Fiscal Year(2) Ended			Six Months(2) Ended
	September 29, 2002	September 30, 2002 to February 6, 2003	February 7, 2003 to September 28, 2003	October 3, 2004	October 2, 2005	October 1, 2006	April 2, 2006	April 1, 2007
	(Amounts in Thousands, Except Per Share Data)
Statement of Operations Data
Net sales	$527,601	$186,726	$364,384	$611,588	$829,109	$918,513	$426,792	$436,647
Cost of products sold (excluding depreciation and amortization)(3)	456,788	166,383	311,447	529,064	714,039	796,401	379,002	370,688

Gross profit (excluding depreciation and amortization)	70,813	20,343	52,937	82,524	115,070	122,112	47,790	65,959
Depreciation and amortization(4)(5)	19,582	6,091	16,835	31,724	43,215	41,615	20,337	22,575
Selling and administrative expense(6)	14,179	14,875	8,675	14,040	22,120	29,777	9,558	10,808
Merger related transaction costs(7)	1,478	2,488	—	—	—	—	—	—
Restructuring (adjustment) charges (8)(9)(10) (11)(12)(13)	1,250	(460)	260	352	5,265	1,511	195	(164)
Other expense (income), net(14)(15)	(597)	17	905	178	(175)	1,813	721	587

Income (loss) from operations	34,921	(2,668)	26,262	36,230	44,645	47,396	16,979	32,153
Interest expense, net(16)(17)(18)	13,109	11,190	16,935	26,889	32,165	34,660	16,511	18,723

Income (loss) before income taxes and cumulative effect of change in accounting principle	21,812	(13,858)	9,327	9,341	12,480	12,736	465	13,430
Provision for (benefit from) income taxes	9,556	(4,791)	3,462	3,634	4,351	6,941	157	5,616
Income (loss) before cumulative effect of change in accounting principle	12,256	(9,067)	5,865	5,707	8,129	5,795	311	7,814
Cumulative effect of change in accounting principle, net of tax	—	—	—	—	—	(398)	—	—

Net income (loss)	$12,256	$(9,067)	$5,865	$5,707	$8,129	$5,397	$311	$7,814

Weighted average shares outstanding
Basic	16,270	18,429	17,199	18,006	20,603	20,592	20,610	20,525
Diluted	17,258	18,429	19,984	21,333	24,937	25,348	24,766	25,020
Net income (loss) per share
Basic	$0.75	$(0.49)	$0.34	$0.32	$0.39	$0.26	$0.02	$0.38
Diluted	0.71	(0.49)	0.29	0.27	0.33	0.21	0.01	0.31

	Predecessor(1)		Successor(1)
	Fiscal Year Ended(2)	For the period from	For the period from	Fiscal Year(2) Ended			Six Months(2) Ended
	September 29, 2002	September 30, 2002 to February 6, 2003	February 7, 2003 to September 28, 2003	October 3, 2004	October 2, 2005	October 1, 2006	April 2, 2006	April 1, 2007
		(Dollars in Thousands)
Other Financial Data
Adjusted EBITDA(19)	$57,334	$18,483	$48,211	$73,906	$101,012	$108,725	$44,432	$50,939
Adjusted EBITDA margin %(20)	10.9%	9.9%	13.2%	12.1%	12.2%	11.8%	10.4%	11.7%
Capital expenditures	$10,586	$4,607	$8,879	$19,066	$20,282	25,041	$14,882	$10,661
Cash paid for interest	11,720	5,374	18,611	22,595	29,856	33,200	15,697	16,915
Total debt/Adjusted EBITDA(19)(21)	1.7x		4.5x	5.6x	3.9x	4.1x		3.6x
Adjusted EBITDA(19)(21)/ Cash paid for interest	4.9x	3.4x	2.6x	3.3x	3.4x	3.3x

	Predecessor(1)	Successor(1)
	September 29, 2002	September 28, 2003	October 3, 2004	October 2, 2005	October 1, 2006	April 2, 2006	April 1, 2007
	(Dollars in Thousands)
Balance Sheet Data
Working capital	$20,467	$17,451	$52,382	$53,709	$70,988	$56,605	$77,933
Total assets(22)	306,686	443,325	741,404	771,994	833,745	738,990	799,865
Total debt and capital lease obligations(23)(24)	100,291	217,465	415,810	395,975	440,444	365,867	418,262
Stockholders’ equity	72,648	79,487	115,005	123,436	127,483	123,747	134,572

(1)	“Predecessor” refers to BWAY Corporation and its subsidiaries prior to the acquisition of BWAY Corporation by BWAY Holding. BWAY Holding was formed in September 2002 to facilitate the acquisition of BWAY Corporation’s common stock pursuant to a merger agreement dated September 30, 2002. The merger was completed on February 7, 2003 and BWAY Corporation became a wholly owned subsidiary of BWAY Holding. Periods subsequent to February 6, 2003 are referred to as “Successor” periods.
On November 27, 2002, a subsidiary of BWAY Holding issued $200 million in principal amount 10% senior subordinated notes due 2010 in a private placement to raise a portion of the financing needed to acquire the common stock of BWAY Corporation. On February 7, 2003, the finance subsidiary of BWAY Holding was merged with and into BWAY Corporation, with BWAY Corporation continuing as the surviving corporation, and BWAY Corporation assumed all obligations related to the senior subordinated notes.
During the period from November 27, 2002 through February 6, 2003, the proceeds from the private placement were held in escrow, and the finance subsidiary of BWAY Holding accrued interest of $3.5 million, net of interest earned on the funds in escrow. The interest expense, net, is not reflected in the selected historical consolidated financial data because the finance subsidiary was not a subsidiary of BWAY Corporation.

(2)	Our fiscal year ends on the Sunday closest to September 30. Fiscal years 2002, 2003, 2004, 2005 and 2006 ended September 29, 2002, September 28, 2003, October 3, 2004, October 2, 2005 and October 1, 2006, respectively. Fiscal 2003 consists of Predecessor 2003 (for the period from September 30, 2002 to February 6, 2003) and Successor 2003 (for the period from February 7, 2003 to September 28, 2003). The fiscal years 2002, 2003, 2005 and 2006 consisted of 52 weeks. Fiscal year 2004 consisted of 53 weeks. Our financial statements for the periods presented include the results of operations from and including August 25, 2003 related to the assets we acquired and liabilities assumed from SST Industries, or “SST,” from and including July 7, 2004 related to the NAMPAC acquisition and from and including July 17, 2006 related to the ICL acquisition. NAMPAC and ICL ULC report their financial position and results of operations on a calendar month basis with fiscal years ending on September 30 and have been consolidated as of September 30, 2004, September 30, 2005, September 30, 2006 and March 31, 2007. There were no significant or unusual transactions between the calendar month and fiscal month ending dates that should have been considered in the consolidated or unaudited consolidated financial statements.
(3)	The following table summarizes stock-based compensation expense recorded by line item for the periods indicated. There was no stock-based compensation expense in fiscal 2002.

	Predecessor(a)	Successor(a)
	For the period from		Fiscal Year(b) Ended			Six Months(b) Ended
	September 30, 2002 to February 6, 2003	February 7, 2003 to September 28, 2003	October 3, 2004	October 2, 2005	October 1, 2006	April 2, 2006	April 1, 2007
		(Dollars in Thousands)
Stock-Based Compensation
Cost of products sold (excluding depreciation and amortization)	$2,900	$214	$206	$344	$274	$95	$89
Selling and administrative expense(c)	9,692	940	904	1,508	9,881	415	388

Total Stock-Based Compensation(d)(e)(f)	$12,592	$1,154	$1,110	$1,852	$10,155	$510	$477

(a)	See Note 1 above.
(b)	See Note 2 above.
(c)	Stock-based compensation expense in fiscal 2006 includes approximately $8.8 million related to the cash settlement of options issued in connection with our acquisition of BWAY exercised by one of our officers.
(d)	Stock-based compensation expense in Predecessor fiscal 2003 relates to Predecessor stock option payouts associated with the Transaction.
(e)	Stock-based compensation expense in Successor fiscal 2003, 2004 and 2005 relates to stock options issued subsequent to the Transaction.
(f)	Stock-based compensation expense for fiscal 2006 relates partially to stock options issued subsequent to the Transaction and to the cash settlement of options issued in connection with our acquisition of BWAY as discussed in (b) above.

(4)	Depreciation for fiscal 2002 includes an additional depreciation expense of $0.7 million related to shortened useful lives of certain computer systems.
(5)	Depreciation for Successor fiscal 2003, 2004 and 2005 includes $1.8 million, $5.8 million and $3.9 million, respectively, of accelerated depreciation related to shortened useful lives of certain long-lived assets, primarily equipment.
(6)	See Note 2 above.
(7)	Amounts relate to certain professional fees and other transaction costs relating to the Transaction.
(8)	Fiscal 2002 includes an additional $1.2 million restructuring charge related to the closing of one of our manufacturing facilities in 2001.
(9)	Predecessor fiscal 2003 includes a $(0.5) million adjustment related to revised expectations of future lease payments for closed facilities.
(10)	Successor fiscal 2003 includes a charge of $0.3 million primarily related to severance and benefits resulting from the closing of our Picayune, Mississippi manufacturing facility.
(11)	Fiscal 2004 includes a charge of $0.3 million related to severance and benefits, equipment disposition and other related costs associated with the closing of our Picayune, Mississippi manufacturing facility.
(12)	Fiscal 2005 includes a $5.3 million charge for restructuring ($4.3 million) and asset impairment ($1.0 million). The restructuring charge consisted of $0.3 million related to costs associated with the shutdown of our manufacturing facility in Picayune, Mississippi, $3.1 million related to costs associated with the shutdown of certain of our plastics manufacturing facilities, $1.0 million related to severance costs associated with the closure of certain of the plastics manufacturing facilities and the elimination of redundant positions as a result of the NAMPAC acquisition and a $(0.1) million adjustment to a previously recognized facility closure exit liability. The $1.0 million impairment charge was taken to write down certain assets associated with the closed plastics manufacturing facilities to their estimated fair value.
(13)	Fiscal 2006 primarily relates to on-going severance and facility holding costs associated with the plastics manufacturing facility shutdowns discussed in Note 11 above. The facility holding costs include an additional expense of approximately $0.8 million related to changes in our sublease assumptions on the remaining facility.
(14)	Includes financial advisory fees paid to Kelso of $0.3 million in Successor fiscal 2003, $0.5 million in each of fiscal 2004, 2005 and 2006, and $0.2 million in each of the six-month periods ended April 2, 2006 and April 1, 2007.
(15)	Fiscal 2006 includes approximately $0.8 million in third party expenses incurred in connection with the refinancing of the term loan component of our credit facility that could not be capitalized as deferred financing costs in accordance with applicable accounting guidance.
(16)

The period from September 30, 2002 to February 6, 2003 includes $6.8 million of interest expense related to the Transaction. The $6.8 million consists of $5.1 million related to the tender, consent and redemption premiums and $1.7 million related to the write-off of deferred financing costs, each associated with the redemption of our $100.0 million 10 1/4% Senior Subordinated Notes due 2007.

(17)	The period from February 7, 2003 to September 28, 2003 includes $1.9 million related to the write-off of a bridge loan commitment fee, which was expensed when the bridge loan commitment expired undrawn at the closing of the Transaction.
(18)	Fiscal 2004 includes approximately $1.3 million of unamortized deferred financing costs written-off as a result of refinancing the credit facility in connection with the NAMPAC acquisition.
(19)	Adjusted EBITDA is reconciled to net income (loss) and to net cash provided by (used in) operating activities in the tables below. Adjusted EBITDA is not a measurement recognized under accounting principles generally accepted in the United States of America, or “GAAP.” Adjusted EBITDA differs from the term “EBITDA” as it is commonly used. Adjusted EBITDA, as used in this prospectus, means “Consolidated EBITDA” as that term is defined under our credit facility, which is generally “Consolidated Net Income” adjusted for, to the extent deducted or added in calculating net income, as the case may be: interest expense, income tax expense, depreciation and amortization, non-cash stock based compensation, any other non-cash charges, compensation charges (whether cash or non-cash) resulting from the repurchase of stock options or other equity interests, debt financing costs, cash restructuring charges (subject to certain limitations), amortization of manufacturer’s profit in beginning inventory due to purchase accounting, expenses related to an equity offering, financial advisory fees paid to Kelso, gains or losses associated with asset sales (other than inventory in the normal course of business) and foreign currency translation adjustments, in each case as more fully defined in the agreements governing our credit facility.

We present Adjusted EBITDA because several of our material debt covenants are based on financial ratios utilizing Adjusted EBITDA and non-compliance with those covenants could result in the requirement to immediately repay all amounts outstanding under those agreements, which could have a material adverse effect on our financial position, results of operations and/or cash flows. Adjusted EBITDA is also one of the measures management uses to assess our financial performance and is a primary metric used in certain of our management incentive programs, including the BCO Holding Company Stock Incentive Plan and our management incentive bonus plan. See “Management—BCO Holding Company Stock Incentive Plan” and “Management—Management Employment Agreements.” We also believe that measures of EBITDA are common measurements of performance used by companies in our industry and are frequently used by securities analysts, investors and other interested parties to measure our ability to service our debt obligations and as a measurement of our financial performance. While providing useful information, Adjusted EBITDA should not be considered in isolation or as a substitute for consolidated statement of operations and cash flows data prepared in accordance with GAAP and should not be construed as an indication of a company’s operating performance or as a measure of liquidity. Adjusted EBITDA may have material limitations as a performance measure because it excludes items that are necessary elements of our costs and operations. In addition, “Adjusted EBITDA” or “EBITDA” presented by other companies may not be comparable to our presentation, since each company may define these terms differently.

Borrowings under our credit facility are a key source of our liquidity. Our ability to borrow under this credit facility depends upon, among other things, our compliance with the financial ratio covenants based on Adjusted EBITDA set forth in the credit agreements for our credit facility. Under the credit agreement governing our credit facility, we are required to maintain a minimum Consolidated Interest Coverage Ratio and to not exceed a Maximum Total Leverage Ratio, each as defined in the credit agreement governing our credit facility and based on Adjusted EBITDA. Failure to comply with these financial ratio covenants would result in a default under the credit agreement for our credit facility and, absent a waiver or an amendment from the lenders, permit the acceleration of all outstanding borrowings under the credit facility. As of April 1, 2007, we performed the calculations associated with the above noted financial covenants and determined that we were in compliance with such financial covenants.

As of April 1, 2007, we had an aggregate principal amount outstanding of $217.9 million pursuant to our credit facility. We are required under the credit facility to maintain a minimum Consolidated Interest Coverage Ratio of 2.60. For the twelve months ended April 1, 2007, our Consolidated Interest Coverage Ratio was 3.05. We are also required under the credit facility to maintain a Maximum Consolidated Total Leverage Ratio of not more than 4.80. For the twelve months ended April 1, 2007, our Maximum Consolidated Total Leverage Ratio was 3.81. For further information on the terms of our credit facility, see “Description of Certain Indebtedness—Credit Facility.”

	Fiscal Year(a) Ended			Six Months(a) Ended
	Historical			Historical
	October 3, 2004	October 2, 2005	October 1, 2006	April 2, 2006	April 1, 2007
	(Dollars in Thousands)
Reconciliation of Adjusted EBITDA to Net income
Net income	$5,707	$8,129	$5,397	$311	$7,814
Cumulative effect of change in accounting principle	—	—	398	—	—
Interest expense, net	26,889	32,165	34,660	16,511	18,723
Provision for income taxes	3,634	4,351	6,941	157	5,616
Depreciation and amortization(b)	31,724	43,215	41,615	20,337	22,575

EBITDA	67,954	87,860	89,011	37,316	54,728

Adjustments:
Stock-based compensation expense(c)	1,110	1,852	10,155	510	477
Restructuring charge (adjustment)	352	5,265	1,511	195	(164)
Amortization of manufacturer’s profit in beginning inventory	347	—	475	—	—
Non-cash LIFO expense (adjustment)	3,965	6,210	5,760	5,679	(4,911)
Other, net(d)	178	(175)	1,813	732	809

Adjusted EBITDA	$73,906	$101,012	$108,725	$44,432	$50,939

	Historical
	Fiscal Year(a) Ended			Six Months(a) Ended
	October 3, 2004	October 2, 2005	October 1, 2006	April 2, 2006	April 1, 2007
	(Dollars in Thousands)
Reconciliation of Adjusted EBITDA to Net Cash Provided By (Used In) Operating Activities
Net cash provided by (used in) operating activities	$45,098	$64,324	$60,933	$10,575	$(2,432)
Interest expense, net	26,889	32,165	34,660	16,511	18,723
Provision for income taxes	3,634	4,351	6,941	157	5,616
Amortization of deferred financing costs	(1,970)	(2,120)	(2,156)	(1,063)	(1,049)
Change in operating assets, liabilities and other	(4,057)	(3,918)	2,112	12,573	34,992
Amortization of manufacturer’s profit in beginning inventory	347	—	475	—	—
Non-cash LIFO expense (adjustment)	3,965	6,210	5,760	5,679	(4,911)

Adjusted EBITDA	$73,906	$101,012	$108,725	$44,432	$50,939

(a)	See Note (1) above.
(b)	See Note (3) above.
(c)	Includes non-cash stock based compensation expense and compensation expense related to the cash settlement of stock options.
(d)	Includes other non-cash charges, gains/losses on foreign exchange transactions, gains/losses on the sale of property, plant and equipment, expenses related to the offering contemplated by this prospectus and financial advisory fees paid to Kelso.

(20)	Adjusted EBITDA margin is defined as the ratio of Adjusted EBITDA to net sales. We present Adjusted EBITDA margin because it is used by management as a performance and liquidity measurement of Adjusted EBITDA generated from net sales. See note 19 above for a discussion of Adjusted EBITDA as a non-GAAP measurement and a reconciliation of Adjusted EBITDA to a net income and net cash provided by operating activities, each a GAAP measurement.
(21)	Calculated based on Adjusted EBITDA for the twelve months ended April 1, 2007, which is calculated as the sum of Adjusted EBITDA for fiscal 2006 plus Adjusted EBITDA for the six months ended April 1, 2007 less Adjusted EBITDA for the six months ended April 2, 2006.
(22)	The increase in total assets at October 3, 2004 from September 28, 2003 reflects the assets associated with the NAMPAC acquisition and the increase in total assets at October 1, 2006 from October 2, 2005 reflects the assets associated with the ICL acquisition.
(23)	The increase in total debt at October 3, 2004 from September 28, 2003 reflects the debt incurred in financing the NAMPAC acquisition and the increase in total debt at October 1, 2006 from October 2, 2005 reflects the debt incurred in financing the ICL acquisition.
(24)	Total debt includes capital lease obligations of $0.3 million at both September 29, 2002 and September 28, 2003, $0.8 million at October 3, 2004, $0.7 million at October 2, 2005, $0.4 million at October 1, 2006, $0.6 million at April 2, 2006 and $0.3 million at April 1, 2007.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our audited and unaudited consolidated financial statements and related notes thereto included elsewhere in this prospectus, as well as with a general understanding of our business as discussed in “Business.” Unless otherwise indicated, references to years in our discussion and analysis relates to fiscal years rather than to calendar years.

Overview

We are a leading North American manufacturer of general line rigid metal and plastic containers, and we estimate that we have a number one market share in products that together represented approximately 78% of our fiscal 2006 net sales. In fiscal 2006, our total net sales were $918.5 million, or $968.9 million on a pro forma basis for our acquisition of substantially all of the assets of ICL in July 2006.

Since 2003, our management team has lead a successful transformation of our company through diversification into the general line rigid plastics business. In three years, we completed four strategic acquisitions, diversified into plastics with $365.5 million in plastic segment net sales for fiscal 2006 and have achieved a market leading position for the products we manufacture.

This diversification significantly increased our product offerings, complimented our general line rigid metal container business and improved our cross-selling opportunities with our customers. Since the general line rigid plastic container market is growing faster than the general line rigid metal container market, this diversification has repositioned our company for higher growth with 39.8% plastics packaging segment net sales and 60.2% metal packaging segment net sales in fiscal 2006 on an actual basis. On a pro forma basis for the ICL acquisition, plastics packaging segment net sales were 41.5% and metal packaging net sales were 58.5% in fiscal 2006.

Segments

We report our results of operations in two segments: metal packaging and plastics packaging. Our products within each of these segments include:

•

Metal packaging: general line rigid metal containers made from steel, including paint cans and components, aerosol cans, ammunition boxes, steel pails, oblong cans and a variety of other specialty cans that our customers use to package paint, household and personal care products, automotive after-market products, paint thinners, driveway and deck sealants and other end-use products. Fiscal 2006 sales for this segment were $553.0 million, or $566.9 million on a pro forma basis for our acquisition of ICL.

•

Plastics packaging: injection-molded plastic pails and blow-molded tight-head containers, bottles and drums that our customers use to package petroleum, oils, lubricants, pharmaceuticals, agricultural chemicals, other chemical applications, paint, ink, edible oils, high-tech coatings, high-solid coatings, roofing mastic and adhesives and driveway sealants. Fiscal 2006 sales for this segment were $365.5 million, or $402.0 million on a pro forma basis for the ICL acquisition.

Factors Affecting Our Results of Operations

Net Sales

“Net Sales” are our revenues generated from the sales of general line rigid metal and plastic containers, reduced for customer credits, sales returns and allowances, and earned quantity discounts.

Our net sales depend in large part on the varying economic and other conditions of the end-markets that we serve. Demand for our products correlates positively with the overall U.S. economy. Most of the end-markets we serve, including our largest market, the home improvement and repair market, have historically shown steady growth. Demand for our products may change due to changes in general and regional economic conditions, consumer confidence, weather, commodity prices, employment and personal income growth, each of which is beyond our control.

Metal segment pricing is based on the cost of steel, coatings, inks, labor, rent, freight, utilities and operating supplies, volume, order size, length of production runs and competition. Pricing for our metal segment products generally changes around January 1 of each year. Typically, the price of our manufactured metal segment products is higher for larger, more complex products.

Plastics segment pricing is based on the cost of resin, colorant, fittings, labeling, labor, rent, freight, utilities and operating supplies, volume, order size, length of production runs and competition. Pricing for our plastic segment fluctuates periodically as the cost of resin fluctuates. Typically, the price of our manufactured plastic segment products is higher for larger, more complex products.

Revenues in each of our segments are seasonal, reflecting a general pattern of lower sales and earnings in the metal and plastics packaging industry during the first quarter of our fiscal year when activity in several of our end markets, most notably the home improvement and repair sector, is generally slower. For example, in the first quarter of fiscal 2005 and 2006 our net sales were 21% and 22%, respectively, of our total annual net sales and our gross profit was 16% and 13% of our total annual gross profit, respectively. These seasonal patterns cause our quarterly operating results and working capital requirements to fluctuate.

Our net sales are also impacted by the pass-through of price changes for steel and plastic resin as permitted in our sales agreements. Our metal segment selling prices generally increase around January 1st of each year. Our plastics segment selling prices change periodically throughout the year based on fluctuations in the cost of resin. We have generally been able to recover raw material price increases through pass-through mechanisms in our sales agreements.

The general line rigid metal and plastics industries have historically exhibited growth in volume as the markets for our products have expanded.

Expenses

Our expenses primarily consist of:

•

Cost of products sold (excluding depreciation and amortization), which includes raw materials, labor, rent, freight, utilities and operating supplies. Cost of products sold is primarily driven by the preceding conversion costs, production volume and the mix of the products that we manufacture. Moreover, we account for our inventories on a last-in-first out, or LIFO, basis and as a result our cost of products sold can vary significantly by period if there are fluctuations in the cost of our key raw materials, steel and plastic resin.

•

Depreciation and amortization, which includes depreciation of property, plant and equipment and amortization of identifiable intangible assets. Depreciation expense is primarily driven by capital expenditures, offset by the reduction of assets that become fully depreciated and disposals of equipment. Amortization expense is primarily driven by the valuation of intangible assets resulting from acquisitions.

•

Restructuring and impairment charge, which includes costs related to closing previously acquired facilities. Restructuring charges are typically driven by our initiatives to reduce our overall operating costs through consolidation of facilities and headcount reductions and include severance, rent on vacated facilities and equipment removal costs. Impairment charges result whenever the carrying amount of an asset may not be recoverable.

•	Selling and administrative expense, which includes corporate and sales salaries and incentive compensation, professional fees, insurance, stock based compensation, rent, bad debt expense and other corporate administrative costs. The primary drivers for selling and administrative expense are wage increases, inflation, regulatory compliance costs, changes to stock based compensation based on stock valuation and changes in incentive compensation expense.

•	Interest expense, net, which includes interest payments on our indebtedness. Changes in the amount of our indebtedness and fluctuations in interest rates can drive changes in these costs.

•	Other expense (income), net, includes foreign currency transaction gains and losses, gains and losses on sales of fixed assets, Kelso financial advisory fees and other non-operating costs.

Raw materials for the metal segment include tinplate, blackplate and cold rolled steel, various fittings, coatings, inks and compounds. Steel producers have historically raised prices annually around January 1st of each year. Over the last four years there has been consolidation in the steel industry, and as a result our steel raw material purchases have been concentrated with the largest suppliers. In fiscal 2004, steel pricing increased more than historical levels due to increases in our steel producers’ cost of raw materials, primarily coke used to produce iron ore, and strong global demand. We have historically been able to secure steel to meet our customers’ requirements even during periods of high demand.

Raw materials for the plastics segment include resins, fittings and inks. Resin prices fluctuate periodically throughout the year and have increased approximately 68% over the last three years. We have generally been able to recover these raw material price increases through pass-through mechanisms in our sales agreements. We have historically been able to secure resin to meet our customers’ requirements even during periods of tight supply.

To reduce our overall cost of raw materials, we have periodically supplemented our steel and resin raw material supply with purchases on the spot market and additional purchases in advance of price increases.

Productivity Improvements

To maintain our low cost industry position, we have implemented continuous programs to improve manufacturing efficiency and process improvements that have resulted in significant workforce reductions and reduced operating costs. In fiscal 2000, we implemented a company wide manufacturing and cost structure rightsizing plan, which eliminated 89 employees and reduced our overall cost by approximately $10 million. In July 2001, we closed two manufacturing facilities, eliminated 200 employees and reduced overall costs by approximately $7.7 million. During fiscal 2005 we implemented a plastics segment restructuring plan, which resulted in the closure of three facilities, eliminated 129 employees and reduced our overall cost by approximately $2.3 million. In 2007, we acquired Vulcan Containers in Canada, and plan to close the acquired facilities and consolidate the business into our ICL facilities and eliminate approximately 100 employees.

Acquisitions and Restructuring

SST Industries Acquisition

On August 25, 2003, we acquired substantially all of the assets and assumed certain liabilities of SST Industries, a manufacturer of rigid plastic containers for industrial packaging markets. We paid approximately $23.1 million in cash for the acquisition, which was financed using available credit facility borrowings.

The SST Acquisition enabled us to enter the general line rigid plastic container market, which we believed was important to our growth, and to provide our customers with a more diverse product offering.

NAMPAC Acquisition

On July 7, 2004, we acquired all of the issued and outstanding shares of stock of NAMPAC, a manufacturer of rigid plastic containers for industrial packaging markets. We paid approximately $202.8 million in cash, net of cash acquired, for the acquisition, which was funded by a $30.0 million equity contribution from the Kelso affiliates and certain members of our senior management and from a portion of the proceeds from a $225.0 million term loan facility, which was subsequently refinanced in connection with the ICL acquisition. The results of operations related to this acquisition are included in our consolidated financial statements from the date of acquisition.

The NAMPAC acquisition enabled us to expand our presence in the general line rigid plastic container market and to further diversify our plastic container product offering.

After the NAMPAC acquisition, in October 2004, we approved a plan to close the three SST plastics manufacturing facilities and to eliminate certain positions that became redundant as a result of the NAMPAC acquisition. We ceased operations in and closed all three facilities—one at the end of fiscal 2004 and the remaining two in the third quarter of fiscal 2005. We consolidated the business from these closed facilities into our other plastics manufacturing facilities, which has resulted in lower overall manufacturing costs and improved manufacturing capacity. In closing the facilities, we relocated or terminated the workforce and disposed of, stored or transferred certain equipment to other manufacturing facilities.

ICL Acquisition

On July 17, 2006, we acquired substantially all of the assets and certain of the liabilities of ICL Ltd., a Toronto based manufacturer of rigid plastic containers and steel pails for industrial packaging markets. The assets were acquired by ICL, a wholly owned subsidiary of BWAY created to effectuate the acquisition. We paid approximately $68.4 million in cash for the acquisition, which was funded by $50.0 million in term loan borrowings by ICL and from a portion of the proceeds of additional term loan borrowings by BWAY. See “Description of Certain Indebtedness—Credit Facility” and Note 6 to the notes to our audited consolidated financial statements included elsewhere in this prospectus. The results of operations related to this acquisition are included in our consolidated financial statements from the date of acquisition. Included in the purchase price is approximately $1.7 million in transaction costs associated with the acquisition. The purchase price also includes purchase price adjustments of approximately $0.4 million settled in fiscal 2007, which were accrued as of October 1, 2006.

The ICL acquisition enables us to expand in the Canadian market. We believe geographic expansion is important to our growth.

Vulcan Acquisition

On January 30, 2007, we acquired substantially all of the assets and assumed certain liabilities of Vulcan Containers, Ltd. for a purchase price of approximately CDN$7.1 million, including transaction costs (approximately $6.0 million U.S. dollars at the closing date). The acquisition was funded using cash on hand. Vulcan is headquartered in Toronto and produces steel pails for distribution primarily in Canada. The acquired business is included in our metal packaging segment.

The Vulcan acquisition further expands our presence in Canada, a market we believe will be important for our future growth, and provides an opportunity to leverage the manufacturing capacity of ICL. In February 2007, we committed to a plan to consolidate the Vulcan business with and into our ICL operations. As a result, we intend to close the Vulcan manufacturing facilities and terminate approximately 100 employees. In connection with the preliminary purchase price allocation, pursuant to EITF Issue 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination, we recorded a reorganization liability of approximately $3.6 million, which consists of severance payments and facility closure costs. Of the $3.6 million liability, we expect to spend $2.5 million in the third quarter, $0.8 million in the fourth quarter and the remainder in the first half of fiscal 2008.

We refer to the ICL acquisition and the Vulcan acquisition as the “Canadian Acquisitions.”

Accounting for Inventory

We intend to change our method of accounting for the cost of inventories for our U.S. subsidiaries from the last-in, first-out (LIFO) method of inventory valuation to the first-in, first-out (FIFO) method, effective for the third quarter of fiscal 2007. The inventories of our non-U.S. subsidiaries will continue to be valued using the FIFO method. After this change, all of our inventories will be valued using FIFO.

Under the book-tax conformity rules of the Internal Revenue Code of 1986, as amended, which we refer to as the Internal Revenue Code or the Code, the method of accounting for inventories for U.S. tax purposes must conform to the method of accounting used for financial reporting purposes. We believe the change from LIFO to FIFO for tax purposes for BWAY may be automatic, but the change for NAMPAC requires the approval of the Internal Revenue Service, which we expect to receive in our fiscal third quarter. The election to change methods for tax purposes will result in additional taxes due of approximately $10.0 million, the majority of which is payable over four years. The additional tax is a result of accumulated tax deferrals.

We believe that the FIFO method is preferable to the LIFO method because it (1) will better match revenues and expenses for financial and tax reporting purposes; (2) will provide a consistent valuation method for all of our inventories; (3) provides for period-end FIFO inventory values which will be more current in rising price environments, and, as such, will better approximate replacement cost; and (4) will reduce the administrative burden of calculating LIFO reserve adjustments.

The change in accounting method from LIFO to FIFO would be accounted for using the guidance of Statement of Financial Accounting Standards No. 154, “Accounting Changes and Error Corrections,” or SFAS No. 154, as a change in accounting principle. Under SFAS No. 154, a change in accounting principle is reported through retrospective application to all prior periods, as if that principle had always been used. The cumulative effect of the change in accounting principle on periods prior to those presented is recorded as an adjustment to retained earnings as of the beginning of the first period presented. In addition, the impact of the change shall be reflected in each statement of operations and statement of cash flows presented for the applicable period impact on those statements.

The following table summarizes the expected effect of the proposed change in accounting principle on the consolidated statements of operations and cash flows for the fiscal years ended October 3, 2004, October 2, 2005 and October 1, 2006 and for the six months ended April 2, 2006 and April 1, 2007, and the expected effect on the balance sheets as of October 2, 2005, October 1, 2006, and April 1, 2007:

	Fiscal Year Ended						Six Months Ended
	October 3, 2004		October 2, 2005		October 1, 2006		April 2, 2006		April 1, 2007
	As Reported	As Adjusted for Accounting Change	As Reported	As Adjusted for Accounting Change	As Reported	As Adjusted for Accounting Change	As Reported	As Adjusted for Accounting Change	As Reported	As Adjusted for Accounting Change
	(Dollars in Thousands, Except Per Share Data)
Consolidated statements of operations:
Cost of products sold (excluding depreciation and amortization)	$529,064	$525,099	$714,039	$706,539	$796,401	$790,642	$379,002	$373,323	$370,688	$375,599
Provision for (benefit from) income taxes	3,634	2,218	4,351	9,414	6,941	2,323	157	(578)	5,616	7,321
Net income	5,707	11,088	8,129	10,566	5,397	15,774	311	6,725	7,814	1,918
Basic earnings per share	0.32	0.62	0.39	0.51	0.26	0.77	0.02	0.33	0.38	0.09
Diluted earnings per share	0.27	0.52	0.33	0.42	0.21	0.62	0.01	0.27	0.31	0.08
Consolidated statements of cash flows:
Adjustment for deferred income taxes	$3,334	$1,918	$(6,900)	$(1,837)	$835	$(3,783)	(5,585)	(6,320)	(4,390)	(2,685)
Change in inventories	7,526	3,561	(12,690)	(20,190)	(1,082)	(6,841)	(3,346)	(9,025)	(18,345)	(13,434)

			October 2, 2005		October 1, 2006				April 1, 2007
			As Reported	As Adjusted for Accounting Change	As Reported	As Adjusted for Accounting Change			As Reported	As Adjusted for Accounting Change
			(Dollars in Thousands)
Consolidated balance sheets:
Inventories			$71,965	$84,052	$80,441	$98,287			$100,613	$113,548
Deferred tax assets			9,174	9,174	4,038	6,977			2,881	5,820
Goodwill			219,218	217,314	248,687	246,783			248,994	247,090
Deferred tax liabilities			76,119	77,798	71,292	71,292			65,745	67,450
Retained earnings			16,227	16,731	21,624	40,505			29,438	41,703

Results of Operations

First Six Months of Fiscal 2006 and First Six Months of Fiscal 2007

Overview

The following highlights changes in the results of operations in the first six months of 2006 from the first six months of 2007. References to gross margin refer to net sales less cost of products sold (excluding depreciation and amortization).

•	The Canadian Acquisitions contributed $18.3 million to net sales and $3.5 million to gross margin.

•	Excluding the impact of the Canadian Acquisitions, net sales decreased $9.5 million (4.2%) and gross margin increased $2.5 million (7.8%).

•

The decrease in net sales, excluding the impact of the Canadian Acquisitions, is primarily due to lower selling prices in the plastics packaging segment and, to a lesser extent, lower volume in the metal packaging segment. Selling prices in the plastics packaging segment decreased as a result of a decrease in the cost of resin from the prior year. The decrease in metal packaging volume is due to lower industry demand.

•

Excluding the impact of the Canadian Acquisitions, gross margin included an unfavorable impact of $1.9 million over the prior year as a result of our LIFO method of accounting. Excluding the impact of LIFO and the Canadian Acquisitions, gross margin increased $4.4 million (15.1%) primarily due to lower resin costs and the timing of changes in resin costs and the pass through of those changes to our customers.

The following tables set forth changes in our statements of operations for the each of the six months ended April 2, 2006 and April 1, 2007.

	Six Months Ended		Change		Six Months Ended
	April 2, 2006	April 1, 2007	$	%	April 2, 2006	April 1, 2007
	(Dollars in Thousands)				(As a % of the Total)
Net sales	$426,792	$436,647	$9,855	2.3%	100.0%	100.0%
Cost of products sold (excluding depreciation and amortization)	379,002	370,688	(8,314)	(2.2)	88.8	84.9
Gross margin (excluding depreciation and amortization)	47,790	65,959	18,169	38.0	11.2	15.1
Depreciation and amortization	20,337	22,575	2,238	11.0	4.8	5.2
Selling and administrative expense	9,558	10,808	1,250	13.1	2.2	2.5
Restructuring (adjustment) charge	195	(164)	(359)	NM	—	—
Interest expense, net	16,511	18,723	2,212	13.4	3.9	4.3
Other expense, net	721	587	(134)	(18.6)	0.2	0.1
Income before income taxes	468	13,430	12,962	NM	0.1	3.1
Provision for income taxes	157	5,616	5,459	NM	—	1.3

Net income	$311	$7,814	$7,503	NM	0.1%	1.8%

NM—Not Meaningful

	Six Months Ended		Change		Six Months Ended
	April 2, 2006	April 1, 2007	$	%	April 1, 2007	April 2, 2006
	(Dollars in Thousands)				(As a % of the Total)
Net sales by segment
Metal packaging	$252,297	$259,435	$7,138	2.8%	59.4%	59.1%
Plastics packaging	174,495	177,212	2,717	1.6	40.6	40.9

Consolidated net sales	$426,792	$436,647	$9,855	2.3%	100.0%	100.0%

Included in net sales for the first six months of 2007 is approximately $32.8 million in net sales related to the Canadian Acquisitions. Net of this impact, net sales decreased $23.0 million in the first six months of 2007 from the first six months of 2006.

The increase in metal packaging segment net sales is primarily related to the Canadian Acquisitions (steel pail business), partially offset by a decrease in volume due to lower industry demand.

The increase in plastics packaging segment net sales results primarily from the acquired ICL plastic pail business and an increase in sales volume, partially offset by lower selling prices. Plastics packaging segment selling prices were lower in the first six months of 2007 due to the contractual pass through of lower plastic resin cost as compared to the first six months of 2006.

Cost of Products Sold (excluding depreciation and amortization)

	Six Months Ended		Change		Six Months Ended
	April 2, 2006	April 1, 2007	$	%	April 2, 2006	April 1, 2007
Cost of products sold by segment (excluding depreciation and amortization)	(Dollars in Thousands)				(As a % of the Total)
Metal packaging	$216,469	$223,569	$7,100	3.3%	57.1%	60.3%
Plastics packaging	162,438	147,101	(15,337)	(9.4)	42.9	39.7

Segment CPS	378,907	370,670	(8,237)	(2.2)	100.0	100.0
Corporate undistributed expenses	95	18	(77)	NM	—	—

Consolidated CPS	$379,002	$370,688	$(8,314)	(2.2)%	100.0%	100.0%

Included in cost of products sold, excluding depreciation and amortization, (“CPS”) for the first six months of 2007 is approximately $26.8 million in CPS related to the Canadian Acquisitions.

Net of the impact of the Canadian Acquisitions, CPS decreased $35.1 million in the first six months of 2007. Our LIFO method of accounting decreased CPS by approximately $10.6 million in the first six months of 2007. Net of the LIFO impact and the Canadian Acquisitions, CPS decreased $24.5 million in the first six months of 2007, primarily due to lower resin costs in the plastics segment and, to a lesser extent, lower volumes in the metal segment.

The increase in metal packaging segment CPS is primarily due to costs associated with the Canadian Acquisitions. Metal packaging segment CPS increased $0.9 million in the first six months of 2007 due to an increase in inventory costs as a result of our LIFO method of accounting. The impact of our LIFO method of accounting increased (decreased) metal packaging segment CPS by $(0.2) million and $0.8 million in the first six months of 2006 and in the first six months of 2007, respectively. Excluding the impact of LIFO and the Canadian Acquisitions, metal packaging segment CPS as a percentage of segment net sales decreased slightly to 85.8% for the first six months of fiscal 2007 from 85.9% in the first six months of 2006.

The decrease in plastics packaging segment CPS for the first six months of 2007 is primarily due to lower plastic resin costs, partially offset by cost of sales associated with the ICL Acquisition. Segment CPS decreased $11.5 million in the first six months of 2007, as a result of our LIFO method of accounting. Excluding the impact of LIFO and the ICL Acquisition, plastics packaging segment CPS as a percentage of segment net sales decreased to 87.2% in the first six months of 2007, from 89.7% in the first six months of 2006. The impact of our LIFO method of accounting increased (decreased) plastics packaging CPS by $5.8 million in the first six months of 2006 and by $(5.7) million in the first six months of 2007. The improvement in segment CPS as a percentage of segment net sales is primarily due to the reduction in CPS noted above and the timing of changes in resin costs and the pass through of those changes to our customers, higher absorption due to volume increases and lower spending.

Depreciation and Amortization

	Six Months Ended		Change		Six Months Ended
	April 2, 2006	April 1, 2007	$	%	April 2, 2006	April 1, 2007
Depreciation and amortization by segment	(Dollars in Thousands)				(As a % of the Total)
Metal packaging	$10,660	$11,118	$458	4.3%	52.4%	49.2%
Plastics packaging	8,701	10,776	2,075	23.8	42.8	47.7

Segment D&A	19,361	21,894	2,533	13.1	95.2	97.0
Corporate undistributed expenses	976	681	(295)	(30.2)	4.8	3.0

Consolidated D&A	$20,337	$22,575	$2,238	11.0%	100.0%	100.0%

The increase in metal packaging segment depreciation and amortization expense (“D&A”) in the first six months of 2007 relates to depreciation and amortization of long-lived and identifiable intangible assets acquired in the Canadian Acquisitions. The increase in plastics packaging segment D&A in the first six months of 2007 relates to depreciation of assets acquired through capital spending ($1.4 million), to depreciation and amortization of long-lived and identifiable intangible assets acquired in the ICL Acquisition ($0.9 million) and to higher scheduled amortization of intangible assets ($0.4 million). The decrease in corporate D&A in the first six months of 2007 is due to lower depreciation of existing corporate assets.

Selling and Administrative Expense

	Six Months Ended		Change		Six Months Ended
	April 2, 2006	April 1, 2007	$	%	April 2, 2006	April 1, 2007
	(Dollars in Thousands)				(As a % of the Total)
Selling and administrative expense by segment
Metal packaging	$3,367	$2,961	$(406)	(12.1)%	35.2%	27.4%
Plastics packaging	1,819	2,148	329	18.1	19.0	19.9

Segment S&A	5,186	5,109	(77)	(1.5)	54.3	47.3
Corporate undistributed expenses	4,372	5,699	1,327	30.4	45.7	52.7

Consolidated S&A	$9,558	$10,808	$1,250	13.1%	100.0%	100.0%

Selling and administrative expense (“S&A”) in the first six months of 2007 related to the Canadian Acquisitions was $0.9 million. Net of S&A related to the Canadian Acquisitions, S&A increased $0.3 million in the first six months of 2007.

The increase in S&A, excluding impact of the Canadian Acquisitions, in the first six months of 2007 primarily relates to an increase in professional fees ($1.0 million) and fees and expenses associated with the registration of our common stock ($0.3 million), partially offset by lower bonus expense in the first six months of fiscal 2007 and certain one-time expenses in the first six months of 2006. The increase in professional fees is primarily related to preparedness for Sarbanes-Oxley 404 certification and to generally higher tax and auditing fees.

Interest, Taxes and Other

Interest Expense, Net.    Interest expense, net, increased $2.2 million in the first six months of 2007. Additional debt associated with the ICL Acquisition resulted in an increase of $1.6 million in the first six months. The remainder of the increase in interest expense, net, for the first six months of 2007 is primarily a result of higher interest rates, partially offset by a $30.0 million principal payment on the term loan in 2006 and a $20.0 million principal payment on the term loan in the first quarter of 2007.

Provision for Income Taxes.    Income tax expense increased $5.4 million in the first six months due, in part, to an increase in taxable income. Also, the effective income tax rate increased in the first six months of 2007 primarily due to the expiration of a federal tax credit for possession corporations, which provided a benefit related to our operations in Puerto Rico.

Other Expense, Net.    Other expense, net, decreased in the first six months primarily as a result of currency transaction gains related to cross border transactions between the U.S. and Canada.

Fiscal Year 2005 and Fiscal Year 2006

Overview

The following highlights changes in the results of operations for fiscal 2006 compared to fiscal 2005. References to gross margin refer to net sales less cost of products sold (excluding depreciation and amortization).

•	The ICL acquisition in July 2006 contributed $14.8 million to net sales and $2.4 million to gross margin.

•	Excluding the impact of the ICL acquisition, net sales increased $74.6 million (9.0%) and gross margin increased $4.6 million (4.0%).

•

The increase in net sales for fiscal 2006, excluding the ICL impact, is primarily related to net volume gains in the metal packaging segment and higher selling prices related to higher resin costs in the plastics packaging segment.

•

The gross margin increase for fiscal 2006, excluding the ICL impact, is primarily related to increased volume for the metal packaging segment and lower spending and productivity for the plastics packaging segment and to a lesser extent changes in the LIFO reserve resulting from movements in raw material costs.

The following table sets forth changes in our statements of operations and line items as a percentage of net sales for fiscal 2005 (year ended October 2, 2005) and fiscal 2006 (year ended October 1, 2006).

	Fiscal Year Ended		Change		Fiscal Year Ended
	October 2, 2005	October 1, 2006	$	%	2005	2006
	(Dollars in Thousands)				(As a % of Net Sales)
Net Sales	$829,109	$918,513	$89,404	10.8%	100.0%	100.0%

Cost of products sold (excluding depreciation and amortization)	714,039	796,401	82,362	11.5	86.1	86.7

Gross profit (excluding depreciation and amortization)	115,070	122,112	7,042	6.1	13.9	13.3
Depreciation and amortization	43,215	41,615	(1,600)	(3.7)	5.2	4.5
Selling and administrative expense	22,120	29,777	7,651	34.6	2.7	3.2
Restructuring and impairment charge	5,265	1,511	(3,754)	(71.3)	0.6	0.2
Interest expense, net	32,165	34,660	2,495	7.8	3.9	3.8
Other expense (income), net	(175)	1,813	1,988	—	—	0.2

Income before income taxes and cumulative effect of change in accounting principle	12,480	12,736	256	2.1	1.5	1.4
Provision for income taxes	4,351	6,941	2,590	59.5	0.5	0.8

Income before cumulative effect of change in accounting principle	8,129	5,795	(2,334)	(28.7)	1.0	0.6
Cumulative effect of change in accounting principle, net of tax benefit	—	(398)	(398)	—	—	—

Net Income	$8,129	$5,397	$(2,732)	(33.6)%	1.0%	0.6%

Net Sales

	Fiscal years ended		Change		Fiscal years ended
	October 2, 2005	October 1, 2006	$	%	October 2, 2005	October 1, 2006
	(Dollars in Thousands)				(As a % of the Total)
Net sales by segment
Metal packaging	$528,512	$552,968	$24,456	4.6%	63.7%	60.2%
Plastics packaging	300,597	365,545	64,948	21.6	36.3	39.8

Consolidated net sales	$829,109	$918,513	$89,404	10.8%	100.0%	100.0%

The increase in metal packaging segment net sales for fiscal 2006 over fiscal 2005 is primarily related to net volume gains and to the ICL acquisition. The increase in plastics packaging segment net sales for 2006 over 2005 is primarily due to higher selling prices related to higher resin costs and, to a lesser extent, revenue from the ICL acquisition.

Cost of Products Sold

	Fiscal years ended		Change		Fiscal years ended
	October 2, 2005	October 1, 2006	$	%	October 2, 2005	October 1, 2006
	(Dollars in Thousands)				(As a % of the Total)
Cost of products sold by segment (excluding depreciation and amortization)
Metal packaging	$439,844	$459,217	$19,373	4.4%	61.6%	57.7%
Plastics packaging	273,851	335,217	61,366	22.4	38.4	42.1

Segment CPS	713,695	794,434	80,739	11.3	100.0	99.8
Corporate undistributed expenses	344	1,967	1,623	471.8	—	0.2

Consolidated CPS	$714,039	$796,401	$82,362	11.5%	100.0%	100.0%

The increase in cost of products sold, excluding depreciation and amortization, or “CPS,” for the metal packaging segment for fiscal 2006 over fiscal 2005 is primarily due to the net increase in metal packaging sales volume and to the ICL acquisition. Metal packaging CPS improved in fiscal 2006 over fiscal 2005 by approximately $3.5 million related to changes in the last-in-first-out, or “LIFO,” reserve resulting from movements in raw material costs. The impact of our LIFO method of accounting increased metal packaging segment CPS by $3.7 million in fiscal 2005 and by $0.2 million in fiscal 2006. Metal packaging segment CPS as a percentage of segment net sales decreased to 83.0% in 2006 from 83.2% in 2005.

The increase in CPS for the plastics packaging segment in fiscal 2006 from fiscal 2005 is primarily due to higher raw material costs and to the ICL acquisition, partially offset by reduced spending and manufacturing productivity. Plastics packaging segment CPS increased by approximately $3.0 million related to changes in the LIFO reserve due to movements in raw material costs. The impact of our LIFO method of accounting increased plastics packaging segment CPS by $2.5 million in fiscal 2005 and by $5.6 million in fiscal 2006. Plastics packaging segment CPS as a percentage of segment net sales increased to 91.7% in fiscal 2006 from 91.1% in fiscal 2005 primarily as a result of higher raw material costs for plastic resin that could not be passed on through increases in selling prices.

The increase in corporate undistributed expenses in fiscal 2006 over fiscal 2005 is primarily related to higher stock-based compensation expense associated with options issued after the Transaction.

Depreciation and Amortization

	Fiscal years ended		Change		Fiscal years ended
	October 2, 2005	October 1, 2006	$	%	October 2, 2005	October 1, 2006
	(Dollars in Thousands)				(As a % of the Total)
Depreciation and amortization by segment
Metal packaging	$21,468	$21,381	$(87)	(0.4)%	49.7%	51.4%
Plastics packaging	19,646	18,331	(1,315)	(6.7)	45.5	44.0

Segment D&A	41,114	39,712	(1,402)	(3.4)	95.1	95.4
Corporate	2,101	1,903	(198)	(9.4)	4.9	4.6

Consolidated D&A	$43,215	$41,615	$(1,600)	(3.7)%	100.0%	100.0%

The decrease in metal packaging segment depreciation and amortization expense, or “D&A,” in 2006 from 2005 primarily relates to lower scheduled amortization of intangibles, which was partially offset by increased amortization associated with the ICL acquisition.

The decrease in plastics packaging segment D&A in fiscal 2006 from fiscal 2005 primarily relates to approximately $3.9 million of additional depreciation in fiscal 2005 associated with the shortened useful lives on certain assets offset by higher scheduled amortization of intangibles and to the amortization of intangibles associated with the ICL acquisition.

Selling and Administrative Expense

	Fiscal years ended		Change		Fiscal years ended
	October 2, 2005	October 1, 2006	$	%	October 2, 2005	October 1, 2006
	(Dollars in Thousands)				(As a % of the Total)
Selling and administrative expense by segment
Metal packaging	$6,837	$6,558	$(279)	(4.1)%	30.9%	22.0%
Plastics packaging	4,561	3,974	(587)	(12.9)	20.6	13.3

Segment S&A	11,398	10,532	(866)	(7.6)	51.5	35.4
Corporate undistributed expenses	10,722	19,245	8,523	79.5	48.5	64.6

Consolidated S&A	$22,120	$29,777	$7,657	34.6%	100.0%	100.0%

The increase in consolidated selling and administrative expense, or “S&A,” in fiscal 2006 from fiscal 2005 is primarily due to stock-based compensation expense of $8.8 million in fiscal 2006 associated with the exercise of certain stock options partially offset by general cost savings and lower spending in each of the segments.

Interest, Taxes and Other Changes

Restructuring and Impairment Charges.    In fiscal 2005, we recorded a $5.3 million charge consisting of a $1.0 million impairment charge and a $4.3 million restructuring charge. The impairment charge related to the write-down of certain manufacturing equipment. The majority of the restructuring charge related to costs associated with the shutdown of certain of our plastics manufacturing facilities and related severance costs. A portion of the restructuring charge related to shutdown costs included the net present value of future lease payments, net of expected sublease proceeds, and other obligations associated with facilities that were closed in the third quarter of fiscal 2005.

The restructuring charge in fiscal 2006 primarily related to ongoing holding costs and severance related to the closures in fiscal 2005, including a charge of approximately $0.8 million related to a revision in our sublease assumption for one of the closed facilities.

Interest Expense, Net.    Interest expense, net, increased $2.4 million in fiscal 2006 from fiscal 2005 primarily due to higher interest rates and to additional borrowings associated with the ICL acquisition. Interest expense, net, in 2006 includes $0.2 million in deferred financing costs written off associated with the refinancing of the revolver component of the credit facility.

Other, Net.    Other expense, net, in fiscal 2006 includes $0.8 million in third party expenses incurred in connection with the refinancing of the term loan component of the credit facility that could not be capitalized as deferred financing costs in accordance with applicable accounting guidance. Other expense, net, in each of fiscal 2006 and fiscal 2005 includes $0.5 million in financial advisory fees paid to Kelso. Other income, net, in 2005 included gains on the sale of idled equipment and a vacant manufacturing facility in Dallas, Texas.

Provision for Income Taxes.    The provision for income taxes increased approximately $2.5 million to $6.9 million in fiscal 2006 from $4.4 million in fiscal 2005. The increase in the provision for income taxes was due primarily to a $0.9 million tax assessment by the Puerto Rican tax authority and to a $1.0 million adjustment to our estimated effective state tax rate.

Cumulative Effect of Change in Accounting Principle, Net of Tax Benefit.    Upon adoption of FIN 47 in the fourth quarter of fiscal 2006, we recorded an increase in property, plant and equipment of $0.6 million and recognized an asset retirement obligation of $1.2 million. This resulted in the recognition of a non-cash cumulative effect of a change in accounting principle of $0.4 million, net of a $0.2 million deferred tax benefit, in fiscal 2006.

Fiscal Year 2004 and Fiscal Year 2005

Overview

The following highlights changes in the results of operations for fiscal 2005 compared to fiscal 2004. References to gross margin refer to net sales less cost of products sold (excluding depreciation and amortization).

•	The NAMPAC acquisition in July 2004 contributed $62.7 million to net sales and $7.3 million to gross margin.

•	The increase in net sales in fiscal 2005 of $217.5 million is primarily attributable to the NAMPAC acquisition.

•

The increase in gross margin in fiscal 2005 of $32.6 million is primarily related to volume gains in certain product lines and the voluntary reduction in certain unprofitable material center business for the metal packaging segment and the acquisition of NAMPAC in the plastics packaging segment. The LIFO impact to gross margin was $6.2 million in fiscal 2005 versus $3.3 million in fiscal 2004.

•	The loss of a customer that reduced fiscal 2005 net sales by approximately $12.0 million.

The following table sets forth changes in our statements of operations and line items as a percentage of net sales for fiscal 2004 (year ended October 3, 2004) and fiscal 2005 (year ended October 2, 2005).

	Fiscal Year Ended		Change		Fiscal Year Ended
	October 3, 2004	October 2, 2005	$	%	October 3, 2004	October 2, 2005
	(Dollars in Thousands)				(As a % of Net Sales)

Net Sales	$611,588	$829,109	$217,521	35.6%	100.0%	100.0%

Cost of products sold (excluding depreciation and amortization)	529,064	714,039	184,975	35.0	86.5	86.1

Gross profit (excluding depreciation and amortization)	82,524	115,070	32,546	39.4	13.5	13.9
Depreciation and amortization	31,724	43,215	11,491	36.2	5.2	5.2
Selling and administrative expense	14,040	22,120	8,080	57.5	2.3	2.7
Restructuring and impairment charge	352	5,265	4,913	—	0.1	0.6
Interest expense, net	26,889	32,165	5,276	19.6	4.4	3.9
Other (income) expense, net	178	(175)	(353)	111.4	—	—

Income before income taxes	9,341	12,480	3,139	33.6	1.5	1.5
Provision for income taxes	3,634	4,351	717	19.7	0.6	0.5

Net Income	$5,707	$8,129	$2,422	42.4%	0.9%	1.0%

Net Sales

	Fiscal Years Ended		Change		Fiscal Years Ended
	October 3, 2004	October 2, 2005	$	%	October 3, 2004	October 2, 2005
	(Dollars in Thousands)				(As a % of the Total)
Net sales by segment
Metal packaging	$518,658	$528,512	$9,854	1.9%	84.8%	63.7%
Plastics packaging	92,930	300,597	207,667	223.5	15.2	36.3

Consolidated net sales	$611,588	$829,109	$217,521	35.6%	100.0%	100.0%

The increase in metal packaging segment net sales for fiscal 2005 over fiscal 2004 is primarily related to volume gains in certain product lines and by higher selling prices related to the pass through of higher metal costs, partially offset by the loss of the Folgers coffee can business in the first half of 2004, to voluntary reductions in certain unprofitable material center sales as capacity was redirected to meet internal needs and to volume decreases in other product lines.

The increase in plastics packaging segment net sales for fiscal 2005 over fiscal 2004 is primarily attributable to the NAMPAC acquisition, which occurred in July 2004.

Cost of Products Sold

	Fiscal Years Ended		Change		Fiscal Years Ended
	October 3, 2004	October 2, 2005	$	%	October 3, 2004	October 2, 2005
	(Dollars in Thousands)				(As a % of the Total)
Cost of products sold by segment (excluding depreciation and amortization)
Metal packaging	$455,459	$439,844	$(5,615)	(1.3)%	84.2%	61.6%
Plastics packaging	83,052	273,851	190,799	229.7	15.7	38.4
Segment CPS	528,511	713,695	185,184	35.0	99.9	100.0
Corporate undistributed expenses	206	344	138	67.0	—	—
Acquisition related expenses	347	—	(347)	(100.0)	0.1	—

Consolidated CPS	$529,064	$714,039	$184,975	35.0%	100.0%	100.0%

The decrease in CPS for the metal packaging segment for fiscal 2005 from fiscal 2004 is primarily due to the net decrease in metal packaging sales volume partially offset by an increase in raw material costs associated with steel surcharges. Additionally, metal packaging segment CPS was negatively impacted by approximately $5.1 million related to changes in the LIFO reserve resulting from movements in raw material costs.

Metal packaging segment CPS as a percentage of segment net sales decreased to 83.2% in fiscal 2005 from 85.9% in fiscal 2004. The decrease in CPS as a percentage of segment net sales is primarily a result of the pass through of steel surcharges as well as manufacturing efficiencies. In the fourth quarter of fiscal 2004, we began the implementation of a lean manufacturing program in the metal packaging segment to increase its operating efficiency and productivity. We began realizing the benefits of this initiative during the second quarter of fiscal 2005 and realized additional benefits in fiscal 2006. Some of the improvements in metal packaging segment CPS as a percentage of segment net sales were temporary.

The increase in CPS for the plastics packaging segment in fiscal 2005 from fiscal 2004 is primarily due to the NAMPAC acquisition, which occurred in July 2004, partially offset by the efficiencies from the closure of three plastics manufacturing facilities. Plastics packaging segment CPS was negatively impacted by approximately $2.5 million related to changes in the LIFO reserve resulting from movements in raw material costs.

Plastics packaging segment CPS as a percentage of segment net sales increased to 91.1% in fiscal 2005 from 89.4% in fiscal 2004 primarily as a result of higher operating costs associated with the NAMPAC acquisition and to higher raw material costs for plastic resin.

Corporate undistributed expenses of $0.2 million and $0.3 million in fiscal 2004 and fiscal 2005, respectively, represent stock-based compensation associated with options issued after the Transaction. Acquisition related expenses in fiscal 2004 represent the recognition of manufacturer’s profit in beginning inventory resulting from the NAMPAC acquisition.

Depreciation and Amortization

	Fiscal Years Ended		Change		Fiscal Years Ended
	October 3, 2004	October 2, 2005	$	%	October 3, 2004	October 2, 2005
	(Dollars in Thousands)				(As a % of the Total)
Depreciation and amortization by segment
Metal packaging	$25,178	$21,468	$(3,710)	(14.7)%	79.4%	49.7%
Plastics packaging	4,674	19,646	14,972	320.3	14.7	45.5

Segment D&A	29,852	41,114	11,262	37.7	94.1	95.1
Corporate	1,872	2,101	229	12.2	5.9	4.9

Consolidated D&A	$31,724	$43,215	$11,491	36.2%	100.0%	100.0%

The decrease in metal packaging segment D&A in fiscal 2005 from fiscal 2004 primarily relates to additional depreciation expense of $5.8 million related to the shortened useful lives of assets disposed of following the closure of our Picayune, Mississippi manufacturing facility in the second half of fiscal 2004.

The increase in plastics packaging segment D&A in fiscal 2005 from fiscal 2004 is a result of the NAMPAC acquisition. In addition, fiscal 2005 includes approximately $3.9 million of additional depreciation associated with the shortened useful lives on certain assets, primarily equipment, which have been disposed of or reclassified to assets held for sale in connection with the closure of certain of our plastics manufacturing facilities.

Selling and Administrative Expense

	Fiscal Years Ended		Change		Fiscal Years Ended
	October 3, 2004	October 2, 2005	$	%	October 3, 2004	October 2, 2005
	(Dollars in Thousands)				(As a % of the Total)
Selling and administrative expense by segment
Metal packaging	$7,080	$6,837	$(243)	(3.4)%	50.5%	30.9%
Plastics packaging	1,579	4,561	2,982	188.9	11.2	20.6

Segment S&A	8,659	11,398	2,739	31.6	61.7	51.5
Corporate undistributed expenses	5,381	10,722	5,341	99.3	38.3	48.5

Consolidated S&A	$14,040	$22,120	$8,080	57.5%	100.0%	100.0%

The decrease in metal packaging segment S&A in fiscal 2005 from fiscal 2004 relates primarily to general cost savings and lower spending in fiscal 2005.

The increase in plastics packaging segment S&A in fiscal 2005 over fiscal 2004 is primarily related to higher costs associated with the NAMPAC acquisition, which occurred in the fourth quarter of fiscal 2004.

Corporate undistributed expenses include $0.9 million and $1.5 million in fiscal 2004 and fiscal 2005, respectively, of stock-based compensation expense. Excluding the increase in stock-based compensation, the net increase in corporate undistributed S&A primarily relates to wages and expenses associated with the Sarbanes-Oxley compliance initiative, an increase in bonus expense and higher professional fees. Bonus expense increased approximately $2.4 million in fiscal 2005 over fiscal 2004 as a result of the company meeting certain performance measures in fiscal 2005 that were not met in fiscal 2004.

Interest, Taxes and Other

Restructuring and Impairment Charges.    In fiscal 2005, we recorded a $5.3 million charge consisting of a $1.0 million impairment charge and a $4.3 million restructuring charge. The impairment charge relates to the write-down of certain manufacturing equipment subsequently sold in fiscal 2006. The restructuring charge consists of $0.3 million related to costs associated with the shutdown of our manufacturing facility in Picayune, Mississippi, $3.1 million related to costs associated with the shutdown of certain of our plastics manufacturing facilities, $1.0 million related to severance costs associated with the closure of certain of the plastics manufacturing facilities and the elimination of redundant positions as a result of the NAMPAC acquisition and $(0.1) million to adjust a previously recorded facility closure exit liability.

A portion of the $3.1 million restructuring charge related to shutdown costs, as discussed above, includes the net present value of future lease payments, net of expected sublease proceeds, and other obligations associated with facilities that were closed in the third quarter of fiscal 2005.

Interest Expense, Net.    Interest expense, net, increased $5.3 million in fiscal 2005 from fiscal 2004. The increase is primarily due to higher outstanding borrowings in fiscal 2005 associated with the financing of the NAMPAC acquisition in the fourth quarter of fiscal 2004. In addition, the increased borrowings are at variable interest rates, which increased in fiscal 2005. Included in fiscal 2004 interest expense, net, is $1.3 million related to the write-off of deferred financing fees associated with the refinancing of our revolving credit facility and approximately $0.4 million in additional interest related to BWAY’s senior subordinated notes due to the additional week in fiscal 2004.

Other, Net.    Other, net, in fiscal 2005 relates primarily to gains on the sale of idled equipment and a vacant manufacturing facility in Dallas, Texas.

Provision for Income Taxes.    The provision for income taxes increased $0.8 million to $4.4 million in fiscal 2005 from $3.6 million in fiscal 2004. The effective tax rate decreased in fiscal 2005 to 34.9% from 38.9% in fiscal 2004 primarily due to the impact on the effective tax rate of foreign income from operations in Puerto Rico acquired in the NAMPAC acquisition that are taxed at rates other than the federal statutory rate.

Seasonality

Our business is seasonal, reflecting a general pattern of lower sales and earnings in the metal and plastics packaging industry during the first quarter of our fiscal year. For example, in the first quarter of fiscal 2005 and 2006 our net sales were 21% and 22%, respectively, of our total annual net sales and our gross profit was 16% and 13% of our total annual gross profit, respectively.

Liquidity and Capital Resources

In connection with the ICL acquisition, we refinanced our existing credit facility, which now provides a U.S. dollar term loan of $190.0 million, or the “U.S. Term Loan,” and a Canadian dollar term loan of $50.0 million, which is denominated in Canadian dollars (CDN$56.4 million at the time of borrowing), or the “Canadian Term Loan.” The Canadian Term Loan was borrowed by ICL ULC. The $240.0 million in term loan proceeds were used to repay the existing term loan outstanding of $165.3 million, to pay the consideration and transaction costs related to the ICL acquisition of approximately $68.4 million and to pay financing fees and costs of approximately $3.5 million related to the new credit facility. In addition, the new credit facility increases our revolver from $30.0 million to $50.0 million, or the “U.S. Revolver,” and provides for an additional $5.0 million (or the Canadian dollar equivalent) revolver, which can be borrowed by ICL ULC, or the “Canadian Revolver.”

The interest rates on our U.S. Term Loan and Canadian Term Loan borrowings are variable. The weighted-average borrowing rate on these variable rate loans at April 1, 2007 was approximately 7.0%.

BWAY has $200 million in aggregate principal amount of its 10% senior subordinated notes due 2010, the “Senior Notes,” outstanding. For a description of the Senior Notes and their terms, see “Description of Certain Indebtedness—Senior Notes.”

First Six Months Fiscal 2006 and First Six Months Fiscal 2007

Our cash requirements for operations and capital expenditures during the first six months of 2006 and 2007 were primarily financed through internally generated cash flows and cash on hand.

During the first six months of 2006, working capital increased $2.9 million to $56.6 million, which includes a decrease in cash and cash equivalents of $33.8 million. We voluntarily repaid approximately $30.0 million of principal on the U.S. Term Loan, paid approximately $15.7 million in interest and paid approximately $10.6 million in income taxes, primarily related to estimated tax payments for fiscal 2005. During the first six months of 2006, accounts receivable increased $2.3 million, inventories increased $9.0 million (net of a $5.7 million non-cash increase in the LIFO reserve) and accounts payable increased $10.4 million.

During the first six months of 2007, working capital increased $6.9 million to $77.9 million, which includes a decrease in cash and cash equivalents of $39.4 million. We voluntarily repaid $20.0 million of principal on the U.S. Term Loan and paid approximately $16.9 million in interest and $6.0 million for the Vulcan Acquisition. We collected a net of approximately $2.8 million in accounts receivable, increased inventories $13.4 million (net of a $4.9 million non-cash decrease in the LIFO reserve) and paid $11.2 million of accounts payable and $3.8 million of accrued rebates. We generally increase inventories in the first six months of the year in order to meet third quarter demand. The increase in inventories in the first six months of 2007 is approximately $5.0 million higher than the increase in the prior year due to purchases of steel in advance of a price increase. The decrease in accounts payable is partially due to lower resin purchases in the first quarter of 2007 and to a reduction in the average cost per pound of resin partially offset by an increase in accounts payable during the second quarter, which is consistent with changes during the second quarter of the prior year.

Changes in working capital experienced in the first six months of our fiscal year are not necessarily indicative of changes that should be expected for the entire fiscal year.

Long-term debt outstanding, including the current portion, at October 1, 2006 and April 1, 2007 was $440.0 million and $417.9 million, respectively. The decrease in long-term debt is primarily due to the voluntary repayment of $20.0 million in the first quarter of 2007. There were no revolver borrowings outstanding at either October 1, 2006 or April 1, 2007.

At April 1, 2007, we had $42.4 million in revolving credit available to us and our U.S. subsidiaries, after taking into consideration $7.6 million in standby letters of credit, which reduce available borrowings, and $5.0 million in revolving credit available to our Canadian subsidiary. We believe we have sufficient borrowing capacity under the revolvers to provide adequate resources to meet any short-term cash shortfalls due to the timing of cash flows. However, we may be limited by our credit agreement in our ability to provide funds to our Canadian subsidiary if its revolver is insufficient. When practicable, we use excess cash to permanently pay down a portion of the term loans.

Interest rates on our term loan borrowings are variable. The weighted-average interest rate on variable rate borrowings outstanding was approximately 7.0% at October 1, 2006 and April 1, 2007. The increase in the interest rate is due to an increase in the underlying base rate. The margin we pay based on our leverage ratio (as defined in the applicable credit agreement) has not changed. We are exposed to increases in interest rates in the U.S. and Canada. See “—Quantitative and Qualitative Disclosure about Market Risk—Interest Rates.”

The credit agreement governing our U.S. Term Loan, U.S. Revolver, Canadian Term Loan and Canadian Revolver requires that for the twelve months ended April 1, 2007 we maintain a minimum Consolidated Interest Coverage Ratio of 2.60. For the twelve months ended April 1, 2007, that ratio was 3.05.

The credit agreement also requires that for the twelve months ended April 1, 2007 we not exceed a Maximum Consolidated Total Leverage Ratio of 4.80. For the twelve months ended April 1, 2007, that ratio was 3.81.

As discussed above, we expect to expend approximately $21.0 million upon the closing of our initial public offering, which we expect to occur in the second half of 2007. This expenditure includes a $2.0 million one-time advisory fee to Deutsche Bank Securities Inc. contingent upon closing of our initial public offering.

We believe cash provided from operations and available revolver borrowings will provide sufficient working capital to operate our business, to make expected capital expenditures, to meet foreseeable liquidity requirements, including debt service on the Senior Notes, in the next 12 months, and the expected expenditures related to our initial public offering. However, we cannot provide assurance that our business will generate sufficient cash flows or that future borrowings will be available in an amount sufficient to enable us to service our debt, including the Senior Notes, or to fund our other liquidity needs in the long term.

The following table presents financial information on our cash flows and changes in cash and cash equivalents for each of the six months ended April 2, 2006 and April 1, 2007.

	Six Months Ended
	April 2, 2006	April 1, 2007	Change
	(Dollars in Thousands)
Net cash (used in) provided by operating activities	$10,575	$(2,432)	$(13,007)
Net cash used in investing activities	(14,215)	(16,650)	(2,435)
Net cash used in financing activities	(30,119)	(20,337)	9,782
Cash and cash equivalents, end of period	$18,130	$10,765

Net income, adjusted for depreciation, amortization of other intangibles and deferred financing costs, loss on disposition of property, plant and equipment and stock-based compensation expense, provided cash from operating activities of $22.6 million and $32.1 million in the first six months of 2006 and 2007, respectively. The change in working capital used operating cash of $5.9 million and $29.4 million in the first six months of 2006 and 2007, respectively.

Net cash used in investing activities includes capital expenditures of $14.9 million and $10.7 million in the first six months of 2006 and 2007, respectively. We expect annual capital expenditures for 2007 to exceed 2006 annual capital expenditures by approximately $1.0 to $3.0 million. The Vulcan Acquisition in the second quarter of 2007 used cash on hand of approximately US$6.0 million (CDN$7.1 million at the closing date).

Net cash used in financing activities in the first six months of 2006 and 2007 relates primarily to term loan repayments of $30.0 million and $20.2 million in the first six months of 2006 and 2007, respectively. The majority of these repayments were voluntary repayments using excess cash on hand.

The Senior Notes and the Credit Facility are more fully discussed in Note 4, “Long-Term Debt”, to the unaudited consolidated financial statements included elsewhere in this prospectus.

The indenture to the Senior Notes and the credit agreement related to the Credit Facility each contain covenants that, among other things, limit our ability (and the ability of some or all of our subsidiaries) to incur additional debt, pay dividends or distributions on our capital stock or to repurchase our capital stock, make certain investments, create liens on our assets to secure debt, engage in transactions with affiliates, merge or consolidate with another company and transfer and sell assets. These covenants are subject to a number of important limitations and exceptions. See “Risk Factors—Restrictive covenants in debt agreements of our company and its subsidiaries could restrict our operating flexibility.”

At April 1, 2007, we were in material compliance with all applicable covenants contained in each of the indenture and the credit agreement related to the Senior Notes and the Credit Facility, respectively.

Fiscal Years 2004, 2005 and 2006

The ICL acquisition in fiscal 2006 required total cash of approximately $68.4 million, which was funded by $50.0 million in term loan borrowings by ICL and from a portion of the proceeds of additional term loan borrowings by our company. The term loans are discussed above. The $68.4 million includes approximately $1.7 million in transaction costs associated with the acquisition and approximately $0.4 million in purchase price adjustments settled in fiscal 2007, which were accrued as of October 1, 2006.

During fiscal 2006, BWAY used available cash on hand to pay a $10.0 million dividend to BWAY Holding. BWAY Holding used the dividend to purchase shares of its common stock controlled by its Chairman and Chief Executive Officer, and to cash settle the exercise of a portion of his Exchange Options. See “Management—BWAY Holding Stock Incentive Plan.”

Our cash requirements for operations and capital expenditures during fiscal 2006 and fiscal 2005 were primarily financed through internally generated cash flows and borrowings under our revolving credit facility. During fiscal 2006, cash and cash equivalents decreased $0.9 million to $51.0 million. In the first quarter of fiscal 2007, we made a voluntary repayment of $20.0 million on the U.S. Term Loan. Repayments permanently reduce the U.S. Term Loan. See “Description of Certain Indebtedness—Credit Facility.”

Debt increased in fiscal 2006 by $44.7 million primarily as a result of borrowings to finance the ICL acquisition offset by a $30.0 million term loan payment in the first quarter of fiscal 2006.

At October 1, 2006, BWAY had $8.0 million in standby letter of credit commitments that reduced BWAY’s available borrowings under the U.S. Revolver to $42.0 million. There were no borrowings under the $5.0 million Canadian Revolver at October 1, 2006.

We expect that cash provided from operations and available borrowings under the revolvers will provide sufficient working capital to operate our business, to make expected capital expenditures and to meet foreseeable liquidity requirements, including debt service on our long-term debt, including the Senior Notes, in the next twelve months. However, we cannot provide assurance that our business will generate sufficient cash flows or that future borrowings will be available in an amount sufficient to enable us to service our debt or to fund our other liquidity needs in the long term.

The Senior Notes and the Credit Facility are subject to certain covenants, which we were in compliance with at October 1, 2006. For a discussion of these covenants and for further information on our long-term debt, see “Description of Certain Indebtedness” and Note 6 to the notes to the audited consolidated financial statements included elsewhere in this prospectus.

The following table presents financial information on our cash flows and changes in cash and cash equivalents for fiscal 2004, 2005 and 2006:

	Fiscal Year Ended			Change 2004 to 2005	Change 2005 to 2006
	October 3, 2004	October 2, 2005	October 1, 2006
	(Dollars in Thousands)
Net cash provided by operating activities	$45,098	$64,324	$60,933	$19,226	$(3,391)
Net cash used in investing activities	(220,857)	(19,247)	(92,131)	201,610	(72,884)
Net cash provided by (used in) financing activities	202,836	(20,513)	30,288	(223,349)	50,801

Net (decrease) increase in cash and cash equivalents	27,077	24,564	(910)	(2,513)	(25,474)

Cash and cash equivalents, end of period	$27,325	$51,889	$50,979	$24,564	$(910)

The increase in cash provided by operating activities from fiscal 2004 to 2005 is primarily a result of additional business associated with the NAMPAC acquisition in the fourth quarter of fiscal 2004. We paid cash interest of $22.6 million, $29.9 million and $33.2 million in fiscal 2004, 2005 and 2006, respectively. The increase in interest is primarily due to borrowings in 2004 related to the NAMPAC acquisition and, to a lesser extent, higher interest rates. We paid income taxes of $0.4 million and $20.0 million in fiscal 2005 and 2006, respectively, and received an income tax refund of $2.5 million in fiscal 2004.

We used cash in investing activities for capital expenditures of $19.1 million, $20.3 million and $25.0 million in fiscal 2004, 2005 and 2006, respectively. Increases in capital expenditures are primarily related to certain manufacturing improvement initiatives. Included in fiscal 2006 are capital expenditures for improvements required to meet certain environmental standards. Investing cash flows related to business acquisitions were $202.3 million in fiscal 2004 (NAMPAC) and $68.4 million in fiscal 2006 (ICL). We expect lower capital expenditures in fiscal year fiscal 2007.

Changes in cash related to financing activities are due to the following: net long-term debt borrowings of $197.8 million in fiscal 2004 and $44.1 million in fiscal 2006 were primarily related to the funding of the acquisitions discussed above. We had net repayments of $19.7 million in fiscal 2005. We received a capital contribution of $30.0 million in 2004 to partially fund the NAMPAC acquisition and paid $10.0 million in fiscal 2006 to purchase the stock and cash settle a portion of options held by our Chairman, as discussed above.

Quantitative and Qualitative Disclosures about Market Risk

We do not purchase, sell or hold derivatives or other market risk-sensitive instruments to hedge commodity price risk, interest rate risk or exchange rate risk or for trading purposes.

Interest Rates

Our cash flows and earnings are exposed to the market risk of interest rate changes resulting from variable rate borrowings under our credit facility. Credit facility borrowings bear interest at an applicable margin (based on certain ratios contained in the credit agreement) plus a market rate of interest. At April 1, 2007, we had borrowings of $217.9 million that were subject to interest rate risk. Each 100 basis point increase in interest rates relative to these borrowings would reduce annual pretax earnings by approximately $2.2 million. There were no outstanding borrowings at April 1, 2007 under the U.S. Revolver or the Canadian Revolver.

The fair value of the Senior Notes is exposed to the market risk of interest rate changes. A 100 basis point increase in interest rates would reduce the market value of the Senior Notes by approximately $5.8 million.

Foreign Exchange

Our earnings are exposed to the fluctuations of the Canadian dollar against the U.S. dollar, our reporting currency. For fiscal 2006, approximately 1.8% of actual net sales and approximately 6.4% of our net sales on a pro forma basis for the ICL acquisition were in Canadian dollars. For the first six months of 2007, approximately 8% of our net sales were denominated in Canadian dollars. Our purchases from foreign suppliers in transactions denominated in foreign currencies are not significant and we do not believe we are exposed to a significant market risk of exchange rate changes related to these purchases.

Commodity Risk

We are subject to various risks and uncertainties related to changing commodity prices for, and the availability of, the raw materials we use in our manufacturing processes (primarily steel and resin), as well as for unfavorable changes in energy costs (primarily electricity and natural gas).

We require substantial amounts of raw materials in our operations, including steel, resin and energy. We purchase all of our raw materials from outside sources, and consolidate our steel and resin purchases among a select group of suppliers in an effort to leverage purchasing power. As a result, our purchases of both steel and resin are concentrated with a few suppliers and any interruptions in their ability to supply these materials could have a material adverse effect on our financial position, results of operations and/or cash flows. In addition, the availability and price of our raw materials may be subject to curtailment or change due to new laws or regulations. For example, the United States previously imposed tariffs or quotas on imports of certain steel products and steel slabs. The availability and price of raw materials may also be subject to shortages in supply, suppliers’ allocations to other purchasers, interruptions in production by suppliers (including by reason of labor strikes or work stoppages at our suppliers’ plants), our inability to leverage our purchasing power as successfully as we have in the past, changes in exchange rates and worldwide price levels.

The price of these raw materials, such as steel and resin, has been subject to volatility in the past. In fiscal 2006, steel and resin represented approximately 50% of our consolidated cost of products sold, excluding depreciation and amortization. In fiscal 2006, the average market price for metal and metal products increased approximately 6% and the average market price for plastic resins and materials increased approximately 18%. Historically, we have generally been able to increase the selling price of our products to reflect increases in the cost of steel and plastic resin, but we may not be able to do so in the future, and we have generally not been able to pass on to our customers any price increases in the costs of the other raw materials we utilize in our business.

To the extent we are not able to leverage our purchasing power in the future as successfully as we have in the past, we are not be able to increase the selling price of our products to reflect increases in the costs of raw materials, or if we experience any interruptions or shortages in the supply of raw materials, our operating margins could materially decrease. In addition, our manufacturing operations are dependent on the availability of natural gas and electricity. In certain cases, these energy sources may become difficult to obtain on acceptable terms due to external factors, or may only be available at substantially increased cost, which could increase our operating costs or interrupt our ability to produce our products.

Off-Balance Sheet Arrangements

We had no off-balance sheet arrangements as of April 1, 2007.

Contractual Obligations and Commercial Commitments

The following table summarizes our significant contractual obligations at April 1, 2007:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(Dollars in Millions)
Contractual Obligations
Long-term debt obligations(1)(2)(3)	$417.9	$1.3	$4.0	$204.4	$208.2
Interest on the Senior Notes(4)	80.0	20.0	40.0	20.0	—
Operating and capital lease obligations	53.2	10.0	17.4	13.2	12.6
Other long-term liabilities(5)	23.3	1.7	3.6	4.3	13.7

Total Contractual Obligations	$574.4	$33.0	$65.0	$241.9	$234.5

(1)

Includes $200.0 million in principal amount of BWAY’s 10% Senior Subordinated Notes due 2010, or the “Senior Notes,” and $217.9 million of outstanding borrowings under the U.S. Term Loan and Canadian Term Loan. There were no outstanding borrowings under the U.S. Revolver or the Canadian Revolver. In the event of a continuing event of default (as defined in the credit facility agreement), the agent could declare outstanding borrowings immediately due and payable and/or may terminate any future borrowings under the facility. As of April 1, 2007, we had borrowing capacity under the U.S. Revolver of approximately $42.4 and $5.0 million under the Canadian Revolver. The U.S. Revolver and the Canadian Revolver expire July 17, 2012; the U.S. Term Loan and the Canadian Term Loan have scheduled quarterly repayments due with final maturity on July 17, 2013.

(2)	In the event of a continuing event of default (as defined in the indenture governing the Senior Notes), the trustee or holders of 25% of the outstanding principal could declare the principal and accrued interest on all the notes to be immediately due and payable. In the event of a change in control (as defined in the indenture governing the Senior Notes), each holder of notes shall have the right to require us to purchase all or a portion of the holder’s notes at 101% of the principal amount thereof plus accrued and unpaid interest to the date of purchase. At April 1, 2007, $200.0 million in principal amount was outstanding.
(3)	In the event that we are unable to repay or refinance the principal amount of BWAY’s senior subordinated notes when they become due in 2010, this could constitute an event of default and cause the acceleration of our obligations under the credit agreement governing the U.S. Term Loan and the Canadian Term Loan.
(4)	The table does not include variable interest payable on U.S. Term Loan and Canadian Term Loan borrowings. Based on outstanding U.S. Term Loan and Canadian Term Loan borrowings of $217.9 million and a weighted-average interest rate of 7.0% at April 1, 2007, our annual interest obligation would be approximately $15.2 million.
(5)	Other long-term obligations include certain future payments related to asset retirement obligations, supplemental executive retirement benefit obligations for certain of our current and retired executives, pension liabilities and other postretirement benefits. The amounts shown in the table are the maximum future benefit payments subject to certain actuarial assumptions regarding life expectancy, which differ from the actuarially determined liability related to these obligations recorded in the financial statements. The current and long-term actuarially determined amounts are included in our consolidated balance sheet in “Other Current Liabilities” and “Other Long-Term Liabilities,” respectively, as of April 1, 2007.

At April 1, 2007, a bank had issued standby letters of credit on our behalf in the aggregate amount of $7.6 million primarily in favor of our workers’ compensation insurers and purchasing card vendor.

Effect of Inflation

Historically, in certain circumstances, we have been able to pass through price increases in our primary raw materials (steel and resin) to our customers. Although we generally have been able to increase the price of our products to reflect increases in the price of these raw materials, we cannot rely on our ability to do so in the future. However, we believe that inflation in the near term will not have a material adverse impact on us.

New Accounting Standards

In December 2004, the Financial Accounting Standards Board, or the “FASB,” issued Statement of Financial Accounting Standards, or “SFAS,” 123 (revised 2004), Share-Based Payment, or “SFAS 123R,” which eliminates the ability to account for share based compensation transactions using APB 25 and generally requires that such transactions be accounted for using a fair value-based method with the resulting compensation cost recognized over the period that the employee is required to provide service in order to receive their compensation. SFAS 123R also amends SFAS 95, Statement of Cash Flows, requiring the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as currently required. For purposes of SFAS 123R, a nonpublic entity as defined in the Statement includes entities that have only debt securities trading in a public market.

We adopted SFAS 123R as of the required effective date for nonpublic entities, which, for us, was October 2, 2006, using the “prospective transition” method. Under the “prospective transition” method, compensation cost is recognized in the financial statements beginning with the effective date for all new awards and to awards modified, repurchased or cancelled after October 2, 2006. As such, the adoption of the Statement did not result in a cumulative effect of a change in accounting principle. However, SFAS 123R will have an impact on our consolidated financial statements for new awards and for awards modified, repurchased or cancelled after the required after October 2, 2006.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections—A Replacement of APB Opinion No. 20 and FASB Statement No. 3, or “SFAS 154.” SFAS 154 requires retrospective application to prior periods’ financial statements for changes in accounting principle, unless it is impracticable to determine either the period specific effects or the cumulative effect of the change. SFAS 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle, such as a change in nondiscretionary profit-sharing payments resulting from an accounting change, should be recognized in the period of the accounting change. SFAS 154 also requires that a change in depreciation, amortization, or depletion method for long-lived non-financial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. The Statement does not change the transition provisions of any existing accounting pronouncements. SFAS 154 is effective for accounting changes and errors in previously issued financial statements made in fiscal years beginning after December 15, 2005, which for us is the beginning of 2007. We will follow the provisions of this Statement in the event of any future accounting changes.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, or “FIN 48.” This interpretation clarifies the accounting for uncertainty in tax positions taken or expected to be taken in a tax return and requires that we recognize in our financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure requirements for uncertain tax positions. The provisions of FIN 48 are effective for us at the beginning of 2008 (October 2007). We are currently evaluating the impact of FIN 48 on our consolidated financial statements.

In September 2006, the SEC issued SAB 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, or “SAB 108.” SAB 108 states that registrants should use both a balance sheet approach and an income statement approach when quantifying and evaluating the materiality of a misstatement. The interpretations in SAB 108 contain guidance on correcting errors under the dual approach as well as provide transition guidance for correcting errors. This interpretation does not change the requirements within SFAS 154 for the correction of an error on financial statements. SAB 108 is effective for annual financial statements covering the first fiscal year ending after November 15, 2006, which, for us, is fiscal 2007 ending September 30, 2007. We are currently evaluating the impact of SAB 108 on our consolidated financial statements.

In September 2006, the FASB issued SFAS 157, Fair Value Measurements, or “SFAS 157.” SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 is effective for us at the beginning of 2009 (October 2008). We are currently evaluating the impact of SFAS 157 on our consolidated financial statements.

In September 2006, the FASB issued SFAS 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106, and 132(R), or “SFAS 158.” This Statement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability on its statement of financial position. SFAS 158 also requires an employer to recognize changes in that funded status in the year in which the changes occur through comprehensive income. In addition, this statement requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. SFAS 158 is effective for us at September 30, 2007. We are currently evaluating the impact of SFAS 158 on our consolidated financial statements.

In February 2007 the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, or “SFAS No. 159.” SFAS No. 159 expands opportunities to use fair value measurement in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for us at the beginning of fiscal 2009 (October 2008). We have not decided if we will early adopt SFAS No. 159 or if we will choose to measure any eligible financial assets and liabilities at fair value.

Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with accounting GAAP, which often requires the judgment of management in the selection and application of certain accounting principles and methods. We believe that the quality and reasonableness of our most critical policies enable the fair presentation of our financial position and results of operations. However, investors are cautioned that the sensitivity of financial statements to these methods, assumptions and estimates could create materially different results under different conditions or using different assumptions.

In response to the SEC’s Release No. 33-8040, Cautionary Advice Regarding Disclosure About Critical Accounting Policies, we have identified the following as the most critical accounting policies upon which our financial status depends. These critical policies were determined by considering accounting policies that involve the most complex or subjective decisions or assessments. Our most critical accounting policies are as follows:

Revenue Recognition

We recognize revenue when persuasive evidence of an arrangement exists, our products have been shipped and title and risk of loss have passed, the sales amount is fixed or determinable and collectibility of the amount billed is probable. We record provisions for discounts, returns, allowances, customer rebates and other adjustments in the same period as the related revenues are recorded. We do not engage in revenue arrangements with multiple deliverables.

Accounts Receivable

Accounts receivable are recorded net of an allowance for uncollectibility. The allowance for doubtful accounts is based on management’s assessment of the collectibility of customer accounts. We regularly review the allowance by considering factors such as historical experience, credit quality, the age of the accounts receivable balances, and current economic conditions that may affect a customer’s ability to pay. The determination of the amount of the allowance accounts is subject to significant levels of judgment and estimation by management. If circumstances change or economic conditions deteriorate, we may need to increase the allowance for doubtful accounts.

Inventories

Inventories are carried at the lower of cost or market. Generally, inventory is determined under the last-in, first-out (LIFO) method of inventory valuation. However, inventory at our ICL subsidiary is determined under the first-in, first-out (FIFO) method of inventory valuation. We estimate reserves for inventory obsolescence and shrinkage based on management’s judgment of future realization. Projected inventory losses are recognized at the time the loss is probable rather than when the goods are ultimately sold. We intend to change our method of accounting for the cost of inventories for our U.S. subsidiaries from the LIFO to the FIFO method, effective for the third quarter of 2007. See “—Accounting for Inventory,” above.

Accrued Rebates

We provide volume rebates to our customers on certain products. We accrue a provision for these rebates, which is recognized as a reduction of net sales, in the period that the goods are shipped. Accrued rebates may be settled in cash or as a credit against customer accounts receivable.

Long-Lived Assets

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If these assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

In addition, depreciation and amortization expense is affected by our determination of the estimated useful lives of the related assets. We determine estimated useful lives of our fixed assets and finite lived intangible assets based on the type and expected usage of the asset.

Goodwill and Other Intangible Assets

Our intangible assets consist of identifiable intangibles (tradenames, customer relationships and covenants not-to-compete) and goodwill. We amortize finite-lived, identifiable intangible assets over their remaining useful lives in proportion to the underlying cash flows that were used in determining the acquired value. Finite-lived, identifiable intangible assets are also tested for impairment as noted above for long-lived assets. Indefinite-lived identifiable intangibles and goodwill are not amortized, but tested for impairment at least annually at the end of our fiscal year.

We have two reporting units that have goodwill: metal packaging and plastic packaging. Fair value estimates are based on discounted future cash flows and market multiples. If the fair value of a reporting unit exceeds its carrying value, then no further testing is required. If the carrying value of a reporting unit exceeds its fair value, however, a second step is required to determine the amount of the impairment charge, if any. An impairment charge is recognized if the carrying value of a reporting unit’s goodwill exceeds its implied fair value.

We perform our impairment test for our indefinite-lived intangible assets by comparing the fair value of each indefinite-lived intangible asset to its carrying value. The fair value of the asset is estimated based on its discounted future cash flows. We recognize an impairment charge if the carrying value of the asset unit exceeds its estimated fair value.

Stock-Based Compensation

We adopted SFAS No. 123 (revised 2004), Share-Based Payment, or “SFAS No. 123R,” as of October 2, 2006 using the “prospective transition” method. Under this method of adoption, compensation cost is recognized in the financial statements beginning with the effective date for all new awards and for awards outstanding at the effective date that are subsequently modified, repurchased or cancelled. We will continue to account for awards outstanding as of October 2, 2006, which are not subsequently modified, repurchased or cancelled, using the intrinsic value method prescribed in Accounting Principles Board, or “APB,” Opinion 25, Accounting for Stock Issued to Employees, and related interpretations, or “APB 25.”

Pursuant to SFAS No. 123R, a nonpublic entity will measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of those instruments, except in certain circumstances. We are a nonpublic entity, as defined by SFAS No. 123R. For purposes of determining the grant date fair value of share-based payment awards, we use the Black-Scholes option-pricing model, or the “Black-Scholes Model.” The Black-Scholes Model requires the input of certain assumptions that involve judgment. Because our employee stock options have characteristics significantly different from those of traded options, and because changes in the input assumptions can materially affect the estimates of fair value, the available option pricing models may not provide a reliable single measure of the fair value of our employee stock options.

At April 1, 2007, the weighted-average remaining contractual life of options outstanding and exercisable was 5.9 years and 5.3 years, respectively. At April 1, 2007, we estimate that the aggregate intrinsic value of options outstanding and exercisable was approximately $75.6 million and $52.0 million, respectively. The weighted-average fair value at the grant date for options issued during the first six months of 2007 was $10.43 per option. We estimated the fair value of options at the grant date utilizing the Black-Scholes Model with the following weighted-average assumptions, which involve judgment, for the first six months of 2007: (1) no dividend yield on our stock, (2) expected stock price volatility of 55.5%, (3) a risk-free interest rate of 4.5% and (4) an expected option term of 8.1 years.

The expected dividend yield is based on our assumption that no dividends are expected to be approved in the near future. We estimated volatility using the historical volatility of BWAY’s stock which was publicly traded between May 1995 and February 2003, which we believe is the best indicator of future volatility. Our assumption of the risk-free rate is based on the U.S. Treasury yield curve in effect at the time of the grant for periods corresponding with the expected term of the option. The expected term represents our estimation of the weighted-average period of the time until exercise of each type of option granted on the grant date (service, performance and exit options).

Since our common stock is not publicly traded, there is not an observable fair value for purposes of determining the grant date fair value of our stock options. As such, we are required to contemporaneously estimate the fair value of the stock on the grant date, which involves certain assumptions that involve judgment. At the end of our fiscal year, we determine an estimated fair value of our common stock using the following valuation methodologies, each of which is a generally accepted valuation approach used to determine enterprise value from operations on a going-concern basis:

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Market Multiple. The market multiple approach entails the selection of peer companies that are comparable to us and the derivation of trading multiples that are applied to representative levels of our revenues and earnings. Changes in our assumptions regarding peer companies, trading multiples and representative levels of revenues and earnings, which include our estimates of future revenue and earnings, could impact our valuation using this approach.

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Discounted Cash Flows. The discounted cash flows approach values the company based upon the value of expected future cash flow streams, which are discounted to a present value using risk-adjusted discount rates. Changes in our assumptions regarding future cash flow streams, which involve estimates of future revenue and earnings growth, and risk-adjusted discount rates could impact our valuation using this approach.

Enterprise value from operations is increased for cash on hand and proceeds from vested options and is reduced by total debt to arrive at an aggregate enterprise value, which is then divided by the number of fully diluted shares to arrive at an estimated per share fair value for our common stock. We contemporaneously estimate the fair value of our common stock during interim periods using the year-end estimate of the fair value of our common stock, adjusted for cash and debt balances as of the most recent interim balance sheet date and any change in our estimates of future revenues and earnings.

BUSINESS

Our Company

We are a leading North American manufacturer of general line rigid metal and plastic containers, and we estimate that we have a number one U.S. market share in plastic pails, steel paint cans, steel specialty cans, ammunition boxes, plastic tight-head containers and plastic paint bottles and a number one Canadian market share in steel pails and plastic pails. These products together represented more than 78% of our fiscal 2006 net sales. In fiscal 2006, our total net sales were $918.5 million, of which 60.2% were in our metal packaging segment and 39.8% were in our plastics packaging segment. On a pro forma basis for our acquisition of substantially all of the assets of ICL in July 2006, our fiscal 2006 net sales were $968.9 million, of which 58.5% were in our metal packaging segment, which includes aerosol cans, and 41.5% were in our plastics packaging segment. We believe that our metal and plastic products, which we manufacture in our 22 strategically located facilities across the United States and in Canada, are complementary and often serve the same customers. Our products include:

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Metal Containers.    General line rigid metal containers made from steel, including paint cans and components, aerosol cans, steel pails, oblong cans, a variety of other specialty cans and ammunition boxes that our customers use to package paint, household and personal care products, automotive after-market products, paint thinners, driveway and deck sealants and other end-use products; and

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Plastic Containers.    Injection-molded plastic pails and blow-molded tight-head containers, bottles and drums that our customers use to package petroleum products, pharmaceuticals, agricultural chemicals, other chemical applications, paint, ink, edible oils, high-tech coatings, high-solid coatings, roofing mastic and adhesives and driveway sealants.

We manufacture and distribute our products under three business names: BWAY Packaging, NAMPAC Packaging and ICL Industrial Containers. We report the results of operations under each of these business names in our metal packaging, plastic packaging and metal and plastic packaging segments, respectively.

Based on management’s knowledge of the general line rigid metal and rigid plastic container industries, we estimate that in 2006 general line rigid metal and rigid plastic container industry revenues in North America were approximately $1.4 billion and $2.0 billion, respectively. Based on long-term growth data for the broader packaging industry, we estimate that 2006 growth rates for the general line rigid metal container and rigid plastic container markets in North America were approximately 0.5% and 3.5%, respectively.

Our end markets have historically exhibited stable demand and pricing characteristics, with little cyclicality and a relatively broad customer base. Metal containers are attractive to many of our customers based on steel’s strength and non-permeability, its ability to hold highly volatile and solvent-based liquids and its fire safety characteristics. Aerosol cans, which are a type of metal container, provide an effective system of delivery for a controlled spray pattern and are the preferred packaging for certain products. As a result of expansion of our production capacity in recent years, our aerosol can business grew significantly faster, at 11.0% in fiscal 2006, than the aerosol can market as a whole, which grew at 2.5% in 2006. In addition, plastic continues to prove adaptable to a wide variety of container end markets including the paint and building industry, non-retail food services, janitorial and chemical, agriculture, oil and petroleum, inks and other general industry. Plastic containers are attractive to many of our customers based on plastic’s durability, weight and corrosion resistance.

In fiscal 2000, we implemented several changes to our management team, including the appointment of Jean-Pierre M. Ergas as Chairman and Chief Executive Officer. In January 2007, Mr. Ergas resigned as CEO and was appointed Executive Chairman and Kenneth M. Roessler was appointed Chief Executive Officer. Our senior management team, with an average of over 20 years experience in the packaging industry has financially transformed our company and significantly improved our performance. For example, net sales have increased from $527.6 million in fiscal 2002 to $918.5 million in fiscal 2006, and Adjusted EBITDA has increased from

$57.3 million in fiscal 2002 to $108.7 million in fiscal 2006. For a discussion of our use of Adjusted EBITDA, see footnote 11 to “Summary—Summary Historical and Unaudited Pro Forma Financial Data.” In addition, since 2002, we have completed four acquisitions that have resulted in the expansion of our product offerings and geographic reach.

Our History and Recent Acquisitions

BWAY Holding was incorporated as BCO Holding Company in 2002. BWAY is the successor to a business founded in 1875. On February 7, 2003, BCO Holding Company acquired BWAY pursuant to a merger agreement dated September 30, 2002 whereby BWAY became a wholly owned subsidiary of BCO Holding Company, a holding company controlled by the Kelso affiliates. Upon completion of the acquisition, BWAY became a private company and its common stock was delisted from the New York Stock Exchange.

On August 25, 2003, we acquired substantially all of the assets of SST Industries, a manufacturer of rigid plastic containers for industrial packaging markets. We paid approximately $23.0 million in cash, net of cash acquired, for the SST assets.

On July 7, 2004, BWAY acquired all of the stock of NAMPAC, a manufacturer of rigid plastic containers for industrial packaging markets, from MVOC, LLC, a Delaware limited liability company and sole owner of the common shares of NAMPAC. As a result of the acquisition, NAMPAC became a wholly owned subsidiary of BWAY. For a further discussion of the NAMPAC acquisition, see Note 2 of the notes to the audited consolidated financial statements included elsewhere in this prospectus.

On July 17, 2006, we acquired substantially all of the assets and assumed certain of the liabilities of ICL Ltd., a Toronto based manufacturer of rigid plastic containers and steel pails for industrial packaging markets. The net assets were acquired by ICL, a wholly owned subsidiary of BWAY created to effectuate the acquisition. For a further discussion of the ICL acquisition, see Note 2 of the notes to the audited consolidated financial statements included elsewhere in this prospectus.

On January 30, 2007, we acquired substantially all of the assets and assumed certain liabilities of Vulcan Containers, Ltd. for a purchase price of approximately CDN$7.1 million (approximately $6.0 million U.S. dollars at the closing date), including transaction costs. The acquisition was funded using cash on hand. Vulcan is headquartered in Toronto and produces steel pails for distribution primarily in Canada. For a further discussion of the Vulcan acquisition, see Note 1 of the notes to the unaudited consolidated financial statements included elsewhere in this prospectus.

Competitive Strengths

Market Leadership Across Products

We have established leading market positions in most of our major product lines and estimate that we hold the number one market position in products that together represented approximately 78% of our fiscal 2006 net sales. The following table provides for fiscal 2006, on a pro forma basis for the ICL acquisition, our estimated market share and our estimated market position in the United States and Canada for each of our major product lines:

* Insignificant

Diversified Product Offering Servicing Customers on a National Basis

We believe that we are the only company in North America with the ability to service our customers’ needs on a national basis in both general line rigid metal and plastic packaging. This is important because we believe that our large customers generally prefer to deal with a few large, capable suppliers. We have grown sales to many of our key customers over time by cross-selling and expanding our range of products, and increasing the quality of our service. Moreover, our national manufacturing platform, with facilities located near many of our key customers, means that we generally have the ability to deliver our products to our customers within one day. The close proximity of our facilities to our customers reduces transportation, handling and spoilage costs and facilitates just-in-time inventory management for our customers. We believe that our portfolio of metal and plastic general line rigid packaging products as well as our strategically located operating facilities enhance our ability to grow market share. The following table provides for fiscal 2006, on a pro forma basis for the ICL acquisition, the percentage of our net sales generated by each of our major products:

Our Diverse Product Offering

Pro forma fiscal 2006 net sales by product

Attractive and Stable End Markets

The markets we serve are characterized by attractive demand and pricing characteristics. We attribute this to steady growth in our end markets and the fact that our markets are highly fragmented with generally smaller competitors. We have strategically decided not to enter the food and beverage packaging market, which is typically characterized by a highly competitive landscape serving a few very large customers. In addition, the products our containers carry typically are more expensive than food and beverage products. As a result, the cost of our containers represents a smaller percentage of the total product cost resulting in less pricing pressure from our customers. Finally, we face little competition from outside of North America, including from markets with lower labor costs, as products we manufacture cannot be shipped internationally in a cost-effective manner.

Longstanding Relationships with a Diversified Base of Nationally Recognized, Market-Leading Customers

Our customers include many of the world’s leading industrial and consumer products companies. This diverse customer mix covers a wide variety of industries. We believe we are the primary supplier for each of our top 10 customers and are the sole source supplier for many of our largest customers. The average length of our relationships with our top 10 customers exceeds 15 years. We serve every major national paint manufacturer including Benjamin Moore & Company, ICI Paints (Glidden), The Sherwin-Williams Company, and Valspar. Other significant customers include HC Brill Company (CSM), RPM International (Rust-Oleum Brands), SC Johnson, the U.S. Department of Defense and W.M. Barr. For fiscal 2006, our top 10 customers accounted for approximately 35% of our historical net sales, or 33% on a pro forma basis for the ICL acquisition, and sales to our largest customer, The Sherwin-Williams Company, were approximately 15% of our historical net sales, or 14% on a pro forma basis for the ICL acquisition.

Strong Sales Growth

Since fiscal 2000, we have pursued a balanced strategy of organic growth and strategic acquisitions. Our net sales have increased from $479.8 million in fiscal 2000 to $918.5 million in fiscal 2006, or $968.9 million on a pro forma basis for the ICL acquisition. Of this growth we estimate that approximately 42% and 58% were from organic growth (including price increases), and acquisitions, respectively, on an actual basis, or approximately 38% and 62%, respectively, on a pro forma basis for the ICL acquisition. Our organic growth initiatives have included cross-selling to existing customers, improving product quality and customer service, leveraging our national manufacturing platform and distributor network and initiatives to convert second-source customers to primary-source customers and to increase our overall market share.

Proven Record of Successful Strategic Acquisitions

We have a proven history of successful strategic acquisitions. As a result of the four acquisitions we completed over the past five years and our organic growth, we have significantly diversified our product mix from solely rigid metal containers to a mix of rigid metal and plastic containers in order to increase our presence in the growing rigid plastic container market. We have also expanded our geographic footprint to include Canadian manufacturing and distribution capabilities. Our rigid plastic container net sales have increased from $2.8 million in fiscal 2003 to $365.5 million in fiscal 2006, or $402.0 million on a pro forma basis for the ICL acquisition. The following chart shows our acquisitions since fiscal 2002:

Acquired Business	Fiscal Year	Annual Net Sales at Acquisition	Products
		(U.S. Dollars, Millions)

SST Industries	2003	$31	Injection and blow molded plastic containers
NAMPAC	2004	220	Injection and blow molded plastic containers
ICL	2006	65	Plastic and steel pails in Canada
Vulcan Containers	2007	16	Steel pails in Canada

Strong Free Cash Flow

For fiscal 2006, net cash provided by operating activities was $60.9 million and capital expenditures were $25.0 million. For the three year period ended October 1, 2006, cumulative net cash provided by operating activities was $170.4 million and capital expenditures were $64.4 million, a comparatively low level of capital expenditures compared to other markets in the overall packaging industry due to the limited reinvestments required at our general line rigid metal container facilities. We were able to do this through acquisitions, plant consolidations, productivity improvements in our manufacturing facilities, raw materials purchasing effectiveness initiatives and overhead reductions. Most of our supply agreements allow us to pass along increases in raw material costs for steel and plastic resin to our customers, reducing the exposure of our cash flows to fluctuations in commodity prices.

Proven Management Team

We have assembled a strong management team at both the corporate and the operating levels with extensive experience in the packaging industry. Our senior management team has an average of over 20 years experience in the packaging industry with extensive manufacturing, marketing and management experience. Since our current management was installed in fiscal 2000, they have implemented productivity improvements, across our business through a series of focused initiatives including overhead reductions, initiatives to improve raw materials purchasing effectiveness and plant consolidations, achieved organic sales growth in key markets and expanded our business into plastic packaging through acquisitions. We believe that our management’s significant equity stake in our company as well as our stock incentive plans align the interests of our management team with those of our stockholders.

Our Strategy

Continue to Pursue Opportunities in Areas with Higher Growth

Several of our current product lines, including aerosol cans, injection-molded plastic containers and blow-molded plastic containers, have experienced strong market growth in recent years and we have significantly expanded and improved our capabilities in these product lines in order to participate in that growth. We intend to leverage our national manufacturing platform and distribution network, our existing customer relationships and strategic acquisition opportunities to increase our share of these growing markets.

Expand Sales to Existing Customers

We intend to expand our relationships with our customers by focusing on continued improvements to quality and overall customer service as well as by cross-selling products to provide our customers with the efficiencies of one-stop shopping. We believe our ability to offer our customers a service-oriented, high-quality and competitive source from which to purchase metal and plastic packaging products along with our flexible manufacturing capacity effectively positions us to develop cross-selling opportunities. In addition, we have the ability to provide our customers with the cost and service benefits associated with dealing with a single supplier. For example, as a result of our expansion into plastic packaging in fiscal 2003, we have been able to convert some of our customers to primary supply status by leveraging our broad product portfolio and will continue to invest in capacity to support additional market share gains.

Continue Development of Innovative Customer-Focused Products

We plan to continue to work actively with customers to improve existing products and to design new packaging features to meet the changing requirements of our customers’ end markets through cost-effective product solutions. For example, we are currently developing several innovative new products which we believe will be significantly more cost effective for our customers than comparable existing products. We believe that these innovative customer-focused products will help us to increase our share of key product markets.

Pursue Strategic Acquisitions

We will continue to pursue a balanced strategy of organic growth and growth through acquisitions, building on our history of successfully executing and integrating acquisitions in core and complementary product lines. We intend to continue to evaluate and selectively pursue acquisitions that we believe are strategically important based on their potential to: meet our customers’ needs; leverage our current manufacturing platform, markets and customers; create synergistic cost reduction opportunities; complement our current core skills, knowledge and strengths; and expand our product portfolio to include a higher percentage of higher growth packaging products. For example, we believe that the rigid plastic container sector is highly fragmented, and we intend to pursue further consolidation opportunities in this market.

Maintain Low-Cost Position in Metals While Seeking Profitability Improvements in Plastics

While we believe that our general line metal container manufacturing costs are among the lowest in the industry, we are continuing to implement operating improvements at our facilities to further strengthen our low-cost position in this business. In addition, we believe that there are significant profitability improvement opportunities in our rigid plastic container business. We intend to lower costs and enhance operating efficiencies in our rigid plastic container business by maximizing facility scale, product standardization and capacity utilization as well as making focused capital investments in equipment and technology to improve productivity. We believe that strategic acquisitions, especially in the rigid plastic container market, represent an opportunity for us to create value through consolidation and profitability improvement initiatives. In addition, we intend to leverage our purchasing power to reduce our costs for steel, resin and other raw materials.

Utilize and Manage Leverage to Support Growth and Increase Shareholder Value

Our financial strategy is to use leverage prudently to support our growth and increase shareholder returns. Our strong free cash flow, generated largely as a result of our long-term customer relationships and generally non-cyclical business, supports our financial strategy. We intend to continue using leverage, supported by our strong free cash flow, to make value-enhancing acquisitions. In the absence of attractive acquisition opportunities, we intend to use available cash to repay indebtedness or for other permitted purposes that we believe will enhance long-term shareholder value.

Intellectual Property

We have registered the marks BWAY® , NAMPAC® and Armstrong® and certain other trademarks in the United States. We have not registered all of the trademarks we own and use in the business. Generally, registered trademarks have a perpetual life, provided that they are renewed on a timely basis and continue to be used properly as trademarks. We intend to maintain the trademark registrations so long as they remain valuable to our business. We hold patents, or have applied for patent protection, in the United States, and intend to maintain the patents during their respective terms so long as they remain valuable to our business. Other than the registered marks BWAY®, NAMPAC® and Armstrong®, we do not believe our business is dependent to a material degree on trademarks, patents, copyrights or trade secrets. Other than commercially available software licenses, we do not believe that any of our licenses to third-party intellectual property are material to our business, taken as a whole.

Industry Segments

Our business is organized on the basis of product type with two reportable segments: metal packaging and plastics packaging. We operate these reportable segments as separate divisions and differentiate the segments based on the nature of the products and services they offer. The markets in which we participate can generally be placed into two broad categories: North American general line rigid metal containers and North American general line rigid plastic containers.

Certain financial information about our industry segments is set forth in “Management’s Discussion and Analysis” and in the notes to the audited consolidated financial statements included elsewhere in this prospectus.

Metal Packaging Segment

Products and Markets

Our metal packaging segment operates primarily in North America in the general line segment of the metal container market. In the United States, we are the leading producer of steel paint cans, the third largest producer of steel aerosol cans and we have established significant market positions in most of our other product lines.

The primary uses for our general line cans are for paint and related products, lubricants, roof and driveway sealants, charcoal lighter fluid and household and personal care products. Specific products include round cans with rings and plugs (generally paint cans), specialty cans (generally PVC or rubber cement cans, brake fluid and other automotive after-market products cans, oblong or “F”-style cans, ammunition boxes and an assortment of other specialty cans), aerosol cans and steel pails. We produce a full line of these products to serve the specific requirements of a diversified base of nationally recognized customers. Most of our products are manufactured in facilities that are strategically located to allow us to deliver product to our customers within a one-day transit time.

Paint Cans.    We believe that we are the leading supplier in North America and the only national supplier of metal paint cans. We believe that we are the sole supplier of metal paint cans to the leading domestic paint companies, and we believe that we are the sole supplier of metal paint can components to the primary manufacturer of hybrid (plastic and metal) paint cans in North America.

Specialty Cans.    We believe that we are the leading supplier of metal specialty cans in North America. Specialty cans include screw top cans, pour top cans, oblong or “F”-style cans and ammunition boxes. Screw top cans typically have an applicator or brush attached to a screw cap and are typically used for PVC pipe cleaner, PVC cement and rubber cement. Pour top cans are typically used for packaging specialty oils and automotive after-market products. Oblong or “F”-style cans are typically used for packaging paint-related products, charcoal lighter fluid and waterproofing products. Ammunition boxes provide a hermetic seal, are coated with a corrosion-resistant finish and are used to package small arms ammunitions and other ordnance products. We sell ammunition boxes to the U.S. Department of Defense as well as to major domestic and foreign producers of ordnance.

Aerosol Cans.    We believe that we are the third largest supplier of aerosol cans in North America. We focus on serving as a primary supplier to small- and medium-sized customers and as a secondary supplier to large customers. Aerosol cans are typically used for packaging various household and industrial products, including paint and related products, personal care products, lubricants and insecticides.

Steel Pails.    We believe that we are one of the leading suppliers of steel pails in North America. Steel pails are typically used for packaging paint and related products, roof and driveway sealants, marine coatings, vegetable oil and water repellent.

Customers

Our metal packaging segment customers include many of the world’s leading paint, consumer and personal care companies. In fiscal 2006, sales to our 10 largest metal packaging segment customers accounted for approximately 43% of the segment’s net sales. Of the fiscal 2006 segment net sales, approximately 13% were to The Sherwin-Williams Company.

Consistent with industry practice, we enter into multi-year supply agreements with many of our major customers. However, many of our contracts are requirements contracts under which we supply a percentage of a customer’s requirements for our products over a period of time, without any specific commitment to unit volume. In addition, many of our customer contracts, including those with our major customers, provide that the customer may receive competitive proposals for all or a portion of the products we furnish to the customer under the contract, including proposals to reformulate the packaging to another material. We generally have the right to retain the customer’s business subject to the terms of the competitive proposal.

In fiscal 2006, approximately 95% and 92% of our actual and pro forma (for the ICL acquisition) consolidated net revenues, respectively, were in the United States. In fiscal 2006, approximately 4% and 7% of our actual and pro forma consolidated net revenues, respectively, were in Canada.

Raw Materials

Our principal raw materials consist of tinplate, blackplate and cold rolled steel, energy, various coatings, inks and compounds. Steel products represent the largest component of raw material costs. With the exception of pails and ammunition boxes, which are manufactured from either blackplate or cold rolled steel, all of our products are manufactured from tinplate steel. We purchase all required raw materials from outside sources.

Various domestic and foreign steel producers supply us with tinplate steel, although we currently purchase most of our tinplate steel from domestic suppliers. Procurement from suppliers generally depends on the suppliers’ product offering, product quality, service and price. The majority of our steel purchases are through requirements-based contracts at negotiated prices, subject to prevailing market conditions. We do not engage in forward contracts or other hedging arrangements related to these raw material purchases. Historically, we have generally been able to increase the price of our products to reflect increases in the price of steel, but we cannot be sure that we will be able to do so in the future.

A steel supply shortage could affect, among other things, our ability to obtain steel, the timing of steel deliveries and the price we pay for steel. In the event of supply interruptions, we could experience higher costs due to underutilization of our manufacturing facilities and lower sales due to a reduction in our ability to produce goods for sale.

In fiscal 2006, our four largest suppliers of steel provided approximately 85% of the steel we purchased that year.

In addition to steel products, we purchase energy from various suppliers as well as various coatings, inks and compounds. We do not anticipate any future shortages or supply problems for these items based on their historical availability and the current number of suppliers.

Competition

The steel container industry is highly competitive and some of our competitors have greater financial resources than we do. Competition is based primarily on price, manufacturing capacity, manufacturing flexibility and quality. We believe that (i) the close proximity of our manufacturing facilities to key customer locations, (ii) our low-cost, flexible manufacturing capabilities and (iii) our reputation for quality and customer service enable us to compete effectively.

In addition to competition within the steel container industry, we face competitive risks from substitute products, such as plastics, and, to a lesser extent, composites and flexible packaging containers. Steel containers continue to be the preferred package in the majority of our customers’ markets. We believe this is primarily due to: (i) their price stability and competitiveness as compared to alternative packaging; (ii) the attractive strength and non-permeable characteristics of steel versus other materials, such as plastics; (iii) their lower storage and handling costs; (iv) their ability to hold highly volatile and solvent-based liquids; and (v) their fire safety characteristics. In addition, we believe steel containers are easier and less costly to recycle and have a higher rate of recycling than alternative materials.

One of the objectives of our recent acquisitions of general line rigid plastic container manufacturers was to mitigate competitive risk from plastic substitution. In addition, the broader product offering enables us to provide other products utilized by our existing customer base.

Plastics Packaging Segment

Products and Markets

We believe that we are the largest manufacturer of general line rigid plastic containers in the North American market and we produce products in five broad categories: (1) open-head containers; (2) tight-head containers; (3) “F”-style plastic bottles; (4) plastic drums; and (5) plastic paint bottles.

Open-head Containers.    Open-head containers are injection-molded products made of high-density polyethylene, or “HDPE,” that are used primarily by the paint and coating, petroleum, food, building materials, agricultural and janitorial supply industries.

Tight-head Containers.    Tight-head containers are blow-molded products made of HDPE that are used primarily by the food, petroleum, agricultural, chemical, janitorial supply, beverage and coating industries.

“F”-Style Plastic Bottles.    “F”-style plastic bottles are one-piece, blow-molded HDPE containers that are most commonly used for storing and shipping herbicides and pesticides for the crop protection industries.

Plastic Drums.    Plastic drums are large transportable containers made from HDPE available in either an open-head or tight-head format. Plastic drums are most frequently used for shipping concentrated beverage syrup and chemicals.

Plastic Paint Bottles.    We are the primary supplier to The Sherwin-Williams Company of an innovative plastic paint container made from HDPE. The paint bottle is proprietary to The Sherwin-Williams Company, and we cannot provide it to other paint manufacturers.

Customers

Our plastics packaging segment customers include some of the world’s leading paint, food and industrial companies, several of which are also customers of our metal packaging segment. We have long-term relationships with our customers and in many cases we are the exclusive supplier of our customers’ plastic packaging requirements. In fiscal 2006, sales to our 10 largest plastics packaging segment customers accounted for approximately 40% of the segment’s net sales. Of the fiscal 2006 segment net sales, approximately 18% were to The Sherwin-Williams Company.

We maintain a diversified customer base, which is broadly distributed among industries as diverse as paint, food, construction, petroleum and chemicals. Consistent with industry practice, we enter into multi-year supply agreements with many of our major customers. However, many of our contracts are requirements contracts under which we supply a percentage of a customer’s requirements for our products over a period of time, without any specific commitment to unit volume. In addition, many of our customer contracts, including those with our major customers, provide that the customer may receive competitive proposals for all or a portion of the products we furnish to the customer under the contract, including proposals to reformulate the packaging to another material. We generally have the right to retain the customer’s business subject to the terms of the competitive proposal.

Raw Materials

The main raw material utilized in the plastics packaging segment is HDPE, a plastic resin used to produce rigid plastic packaging containers and materials. HDPE is particularly suitable for our plastic packaging products because of its strength, stiffness and resistance to chemicals and moisture. Furthermore, the product is relatively easy to process and form. HDPE resin constitutes approximately half of our plastics packaging segment total cost of products sold. As a commodity product, resin is susceptible to price fluctuations. Resin prices have increased approximately 27% during the last year.

In order to mitigate the impact of resin price fluctuations, we have agreements with our customers, which represent a substantial majority of our plastic packaging net sales, allowing changes in resin cost to be passed through to them. Most of these agreements are tied to specific chemical indices, such as the DeWitt Index, which provide a benchmark for the price of resin. As a result, some or all of the change in resin price is passed through to the customer, consistent with industry practice.

HDPE is the primary plastic resin we use in the manufacture of our products, which we purchase from major HDPE suppliers. The majority of our HDPE purchases are through requirements-based contracts at negotiated prices, subject to prevailing market conditions. In addition, we employ a strategy to purchase the balance of our resin requirements opportunistically in spot markets when resin can be bought below contract prices. We do not engage in forward contracts or other hedging arrangements related to these raw material purchases.

Competition

The general line rigid plastic containers market is very competitive and some of our competitors have greater financial resources than we do. Competition is based primarily on service, manufacturing flexibility and price. We believe that (i) our low-cost, flexible manufacturing capacities, (ii) the close proximity of our manufacturing facilities to key customer locations and (iii) our reputation for quality and customer service enable us to compete effectively.

Employees

As of April 1, 2007, we employed approximately 2,450 hourly employees and approximately 530 salaried employees. As of April 1, 2007, approximately 27% of our hourly workforce was covered by nine separate collective bargaining agreements.

Of our nine collective bargaining agreements, the agreement with our largest union, which is located at our Cincinnati facility and represents approximately 34% of our unionized employees, will become amendable in August 2007.

We manufacture the bulk of our total aerosol can output at our Cincinnati plant and as a result a labor dispute with either of the major unions representing employees at that facility could have a material adverse effect on our ability to produce aerosol cans and could result in a deterioration of that business.

While we consider relations with our employees to be good, we may not be able to negotiate new or renegotiate existing collective bargaining agreements (as they become amendable) with the same terms. A labor dispute could result in production interruptions, and a prolonged labor dispute, which could include a work stoppage, could adversely affect our ability to satisfy our customers’ requirements and could have a material adverse effect on our business, including our financial position, results of operations and/or cash flows.

Environmental, Health and Safety Matters

We are subject to a broad range of federal, state, provincial and local environmental, health and safety laws, including those governing discharges to air, soil and water, the handling and disposal of hazardous substances and the investigation and remediation of contamination resulting from the release of hazardous substances. We believe that we are currently in material compliance with all applicable environmental, health and safety laws, though future expenditures may be necessary in order to maintain such compliance, including compliance with air emission control requirements for volatile organic compounds. In addition, in the course of our operations we use, store and dispose of hazardous substances. Some of our current and former facilities are currently involved in environmental investigations, remediations and other claims resulting from the release of hazardous substances or the presence of other contaminants. Except to the extent otherwise disclosed herein, we believe it is remote that any material losses may have resulted from identified environmental remediation matters or environmental investigations relating to our current or former facilities. While we do not believe that any identified investigation or remediation obligations will have a material adverse effect on our financial position, results of operations and/or cash flows, there are no assurances that such obligations will not arise in the future. Many of our facilities have a history of industrial usage for which investigation and remediation obligations could arise in the future and which could have a material adverse effect on our financial position, results of operations and/or cash flows.

We incurred approximately $1.1 million in capital expenditures in fiscal 2006 and incurred approximately $0.8 million in the first six months of fiscal 2007 to comply with federal Maximum Achievable Control Technology, or “MACT,” regulations related to air emission control requirements for Hazardous Air Pollutants, or “HAP,” and volatile organic compounds. In addition, we expect to incur approximately $1.3 million in capital expenditures in the remainder of fiscal 2007 to comply with certain environmental laws at a facility related to the ICL acquisition.

We received a March 14, 2007 letter from the EPA stating that corrective action is required at our Cincinnati facility to address documented releases of hazardous substances at the site. The documented releases referenced by EPA occurred prior to ownership of the site. EPA has requested that we enter into an Administrative Order on Consent under the Resource Conservation and Recovery Act with respect to corrective action obligations. We are working with EPA to address their concerns and have notified a former owner of the site who we believe has indemnity obligations to us with respect to the EPA’s claim.

From time to time, we receive requests for information or are identified as a PRP pursuant to the Federal Comprehensive Environmental Response, Compensation and Liability Act or analogous state laws with respect to off-site waste disposal sites utilized by its current or former facilities or its predecessors in interest. We do not believe that any of these identified matters will have a material adverse effect on our financial position, results of operations or cash flows. We cannot, however, assure you that such obligations will not arise in the future.

In the third quarter of fiscal 2005, we joined a potentially responsible party, or “PRP,” group related to a waste disposal site in Georgia. Our status as a PRP was based on documents indicating that waste materials were transported to the site from our Homerville, Georgia facility prior to our acquisition of the facility in 1989. We joined the PRP group in order to reduce our exposure, which we estimate will approximate $0.1 million.

We record reserves for environmental liabilities when environmental investigation and remediation obligations are probable and related costs are reasonably estimable. We had accrued liabilities of approximately $0.3 million at October 2, 2005 and October 1, 2006; however, future expenditures may exceed the amounts accrued.

Properties

The following table sets forth certain information with respect to our headquarters and manufacturing facilities as of the date of this prospectus. We believe our properties are generally in good condition, well maintained and suitable for their intended use. We have excluded from the table our warehouses and any manufacturing facility that is permanently idled or otherwise not utilized by us in the production of our products.

Location	General Character	Approximate Square Footage	Type of Interest(1)	Segment
Atlanta, Georgia (Headquarters)	Office	16,000	Leased	Corporate
Brampton, Ontario	Manufacturing	41,000	Leased	Metal
Bryan, Texas	Manufacturing	83,000	Leased	Plastics
Cedar City, Utah	Manufacturing	89,000	Owned	Plastics
Chicago, Illinois (Kilbourn)	Manufacturing	141,000	Owned	Metal
Cidra, Puerto Rico	Manufacturing	83,000	Leased	Plastics
Cincinnati, Ohio	Manufacturing	467,000	Leased	Metal
Cleveland, Ohio	Manufacturing	248,000	Leased	Plastics
Dayton, New Jersey	Manufacturing	119,000	Leased	Plastics
Fontana, California	Manufacturing	72,000	Leased	Metal
Franklin Park, Illinois	Manufacturing	115,000	Leased	Metal
Garland, Texas	Manufacturing	108,000	Leased	Metal
Homerville, Georgia	Manufacturing	395,000	Owned	Metal
Indianapolis, Indiana	Manufacturing	169,000	Leased	Plastics
Lithonia, Georgia	Manufacturing	75,000	Leased	Plastics
Memphis, Tennessee	Manufacturing	120,000	Leased	Metal
St. Albert, Alberta	Manufacturing	62,000	Leased	Plastics
Sturtevant, Wisconsin	Manufacturing	85,000	Leased	Metal
Toccoa, Georgia	Manufacturing	121,000	Leased	Plastics
Toronto, Ontario	Manufacturing	73,000	Leased	Plastics
Trenton, New Jersey	Manufacturing	105,000	Leased	Metal
Valparaiso, Indiana	Manufacturing	106,000	Leased	Plastics
York, Pennsylvania	Manufacturing	97,000	Owned	Metal

(1)	Our owned manufacturing facilities are subject to a mortgage lien in favor of Deutsche Bank Trust Company Americas as collateral agent for the lenders under our credit facility. See “Description of Certain Indebtedness—Credit Facility.”

We regularly evaluate our various manufacturing facilities in light of current and expected market conditions and demand, and may further consolidate our manufacturing facilities in the future.

The following map shows our North American manufacturing reach:

Legal Proceedings

We are involved in legal proceedings from time to time in the ordinary course of business. Other than as described below, we are not currently involved in any litigation or other proceedings that we expect, either individually or in the aggregate, will have a material adverse effect on our financial condition, results of operations and/or cash flows. We are also involved in certain proceedings relating to environmental matters as described under “—Environmental, Health and Safety Matters.” We had an accrued liability of approximately $0.2 million at April 1, 2007 related to pending litigation matters, other than as discussed below.

Lead Pigment and Lead Paint Litigation

Personal Injury Cases

Approximately 33 cases arising out of the sale of lead pigment for use in lead-based paint have been filed in the Circuit Court of Milwaukee County, Wisconsin against our wholly owned subsidiary Armstrong Containers Inc., or “Armstrong” based on allegations that Armstrong is a successor in interest to the John R. MacGregor Co. and/or MacGregor Lead Company, or “MacGregor.” MacGregor was involved in the manufacture and sale of lead pigment from about 1937 until 1971, when MacGregor sold its lead and paint businesses to third parties. Three of these cases were originally filed against BWAY Corporation but plaintiffs agreed to the dismissal of BWAY Corporation and the substitution of Armstrong as the defendant in those cases. These cases seek to recover unspecified monetary damages in excess of the statutory minimum for personal injuries due to alleged exposure to lead-based paint.

In the initial three cases, Armstrong has answered the complaints, denying the allegations contained therein. These cases are currently in the discovery phase. In the subsequent thirty cases, Armstrong has recently acknowledged service and answered the complaints, generally denying the allegations contained therein. Discovery is just beginning in the subsequent thirty cases. We have been advised by plaintiffs’ counsel that other cases are likely to be filed which will name Armstrong as a defendant. Armstrong intends to defend these cases vigorously.

Public Nuisance Cases

Between December 2006 and April 2007, Armstrong, along with a number of other companies, was named as a defendant in the following lead paint cases that allege liability primarily based on a public nuisance theory:

City of Columbus, Ohio, vs. Sherwin-Williams Company, Millenium Holdings LLC, NL Industries, Inc., Conagra Grocery Products Company, E.I. Du Pont DeNemours and Company, Atlantic Richfield Company, CYTEC Industries, Inc., American Cyanamid Company, Armstrong Containers and John Doe Corporations, Defendants; Court of Common Pleas, Franklin County, Ohio, Civil Division; Civil Action File No. 06CVH12 16480;

City of Canton, Ohio, vs. Sherwin-Williams Company, Millenium Holdings LLC, NL Industries, Inc., Conagra Grocery Products Company, E.I. DuPont DeNemours and Company, Atlantic Richfield Company, CYTEC Industries, Inc., American Cyanamid Company, Armstrong Containers, Inc., and John Doe Corporations, Defendants; Court of Common Pleas, Stark County, Ohio, Civil Division; Civil Action File No. 2006CV05048;

City of Cincinnati, Ohio, vs. Sherwin-Williams Company, Millenium Holdings LLC, NL Industries, Inc., Conagra Grocery Products Company, E.I. DuPont DeNemours and Company, Atlantic Richfield Company, CYTEC Industries, Inc., American Cyanamid Co., Armstrong Containers, Inc., and John Doe Corporations, Defendants; Court of Common Pleas, Hamilton County, Ohio, Civil Division; Civil Action File No. A0611226;

City of Athens, Ohio vs. Sherwin-Williams Company, Millenium Holdings LLC, NL Industries, Inc., Conagra Grocery Products Company, E.I. Du Pont De Nemours, Atlantic Richfield Company, Cytec Industries, Inc., American Cyanamid Company, Armstrong Containers, and John Doe Corporations; In the Court of Common Pleas, Athens County, Ohio, Civil Division; Case No. 07 CI 136;

City of Dayton, Ohio vs. Sherwin-Williams Company, Millenium Holdings LLC, NL Industries, Inc., Conagra Grocery Products Company, E.I. Du Pont De Nemours and Company, Atlantic Richfield Company, Cytec Industries, Inc., American Cyanamid Company, Armstrong Containers, Inc., Lyondell Chemical Company, and John Doe Corporations; In the Court of Common Pleas, Montgomery County, Ohio, Civil Division; Case No. 07-2701;

City of Massillon, Ohio vs. Sherwin-Williams Company, Millenium Holdings LLC, NL Industries, Inc., Conagra Grocery Products Company, E.I. Du Pont De Nemours and Company, Atlantic Richfield Company, Cytec Industries, Inc., American Cyanamid Company, Armstrong Containers, and John Doe Corporations; In the Court of Common Pleas, Start County, Ohio, Civil Division; Case No. 2007 CV 01224;

City of Youngstown, Ohio, Individually and on behalf of the People of the State of Ohio vs. Sherwin-Williams Company, E.I. Du Pont De Nemours and Company, American Cyanamid Company, Armstrong Containers, Inc., Atlantic Ritchfield Company, Conagra Grocery Products Company, Cytec Industries, Inc., Lyondell Chemical Company, Millennium Holdings LLC, NL Industries, Inc., and John Doe Corporations; In the Court of Common Pleas, Mahoning County, Ohio, Civil Division; Case No. 07 CV 1167; and

State of Ohio, ex rel. Marc Dann Attorney General vs. Sherwin-Williams Company, E.I. Du Pont De Nemours and Company, American Cyanamid Company, Armstrong Containers, Inc., Atlantic Ritchfield Company, Conagra Grocery Products Company, Cytec Industries, Inc., Lyondell Chemical Company, Millennium Holdings LLC, NL Industries, Inc., and John Doe Corporation; In the Court of Common Pleas, Franklin County, Ohio; Case No. 07 CV 014587.

Armstrong has been named as a defendant on the ground that it is an alleged successor in interest to MacGregor. Plaintiffs contend that lead paint is hazardous to human health, particularly the health of children. Plaintiffs assert claims for public nuisance as well as claims for unjust enrichment, indemnity and concert of action, and seek to recover compensatory damages including the costs of abating the alleged nuisance. The complaints also seek punitive damages. Armstrong likely will move to dismiss the above referenced cases in accordance with the filing deadlines. Scheduling orders have been entered in some cases. Recently, plaintiffs have moved to stay many of the cases pending resolution of a proceeding between the Ohio state legislature and the Ohio governor’s office regarding legislation relating to public nuisance claims, which proceeding is presently before the Ohio Supreme Court.

In February 2006, a jury in Rhode Island returned a verdict in a statewide lead-paint based public nuisance suit (in which Armstrong was not named as a defendant) finding that (i) the cumulative presence of lead pigment in paints and coatings on buildings in the State of Rhode Island constitutes a public nuisance, (ii) certain defendants caused or substantially contributed to the creation of the public nuisance, and (iii) certain defendants should be ordered to abate the public nuisance. The court in this case may order these defendants to make payments to fund lead paint abatement affecting both public and private properties, and certain other health and safety programs, although the extent of such payments is not certain. The defendants have appealed the decision of the trial court. The February 2006 verdict may increase the likelihood that additional similar cases will be filed in other jurisdictions.

While we believe that we have valid defenses to the personal injury and public nuisance cases and plan to vigorously defend them, we can neither predict the outcome at this time due to the uncertainties involved nor can we reasonably determine the scope or amount of the potential costs and liabilities related to these matters. We have, therefore, not reserved any amounts in respect of potential payments of damages. Any potential liability arising out of these matters may have a material adverse effect on our financial position, results of operations and/or cash flows. At April 1, 2007, we had accrued approximately $0.2 million in legal fees and expenses related to these matters.

Tender of Lead Pigment and Lead Paint Litigation to Insurers

In connection with the personal injury cases, the lawsuits were tendered to Armstrong’s insurers for which Armstrong had policies in place during the potentially relevant time period, which currently is 1989 through the present. In response to the tenders, the various insurers have acknowledged receipt of the lawsuits and generally agreed to participate in the defense of the cases, subject to a reservation of their rights to contest coverage at a later date.

Notwithstanding this general approach, one of these insurers, Liberty Mutual Insurance Company (“Liberty”), filed a declaratory judgment action against BWAY and Armstrong in state court in Wisconsin on May 18, 2007. That case is styled as Liberty Mutual Insurance Company v. BWAY Corporation, et al., Circuit of Milwaukee County, State of Wisconsin, Case No. 07-CV-005625. In the lawsuit, Liberty seeks a declaration that Liberty is not required to defend or indemnify BWAY or Armstrong, under two insurance policies that Liberty issued to BWAY, in connection with the following three personal injury lead paint lawsuits: (1) Anthony Johnson v. SJM Properties, LLC, et al., Case No. 07-CV-0000343, in the Circuit Court of Milwaukee County, Wisconsin; (2) Demond’Dre Myers v. Brenda Scott, et al., Case No. 06-CV-012658, in the Circuit Court of Milwaukee County, Wisconsin; and (3) Perrion Ruffin, et al. v. Perry Gladney, et al., Case No. 06-CV-012650, in the Circuit Court of Milwaukee County, Wisconsin. The policy period for the Liberty Mutual policies at issue begins on October 1, 2004 and ends on October 1, 2006, and those policies may represent our only potentially available coverage for that period. At this time, Liberty continues to participate in the defense of the other personal injury cases. Our current insurance policy for the 2006-2007 policy year, also issued by Liberty, contains a lead exclusion that may exclude coverage for claims arising from the sale of lead pigment and/or lead-based paint.

In its complaint, Liberty argues that there are a number of reasons why it is not obligated to defend or indemnify BWAY or Armstrong under the subject policies, including on the ground that the “pollution exclusion” clause contained in these policies bars coverage for lead paint claims under Wisconsin law. The courts in Wisconsin have held in other cases that certain “pollution exclusion” clauses do bar coverage for lead paint claims. We believe, however, that these cases do not apply to our insurance policies. The other insurance policies pursuant to which our insurers currently are participating in the defense of lead paint-related personal injury cases against us contain “pollution exclusion” clauses.

While Armstrong has not yet responded to Liberty’s complaint, Armstrong intends to challenge this declaratory judgment action vigorously. In addition, Armstrong filed a declaratory judgment action against Liberty and certain individuals on or about June 6, 2007 in the Superior Court for Gwinnett County, State of Georgia. Armstrong is seeking a determination that there is coverage under its 2004-2005 and 2005-2006 policies with Liberty and that Liberty be required to indemnify it for any losses and reimburse it for defense costs, in accordance with the terms of such policies. However, given that these actions are in a very early stage, Armstrong cannot at this time predict the outcome of this litigation or what the impact of an adverse judgment might be with respect to these policies, or any other policies issued by Liberty or our other insurers that may potentially provide for coverage for the claims asserted in the personal injury lead paint cases referenced above, the other personal injury lawsuits pending against Armstrong in Wisconsin, or any other current or future lead paint related claims against Armstrong.

For further discussion of both the personal injury and public nuisance cases related to lead pigment and lead-based paint, see “Risk Factors—Risks Related to Our Business—Our revenues or operating costs could be adversely affected by product liability or product recall costs involving our products” and “—The outcome of pending and future litigation related to the manufacture and sale of lead pigments and lead-based paint could have a material adverse effect on our financial position, results of operations and/or cash flows.”

MANAGEMENT

Directors and Executive Officers

Set forth below are the names, ages and positions of our executive officers and directors.

Name	Age	Position
Jean-Pierre M. Ergas(1)	67	Executive Chairman of the Board
Warren J. Hayford	77	Non-Executive Vice-Chairman of the Board
Kenneth M. Roessler(1)	44	President and Chief Executive Officer
David I. Wahrhaftig	49	Director
Thomas R. Wall, IV	48	Director
David M. Roderick	82	Director
Lawrence A. McVicker	66	Director
Earl L. Mason	59	Director Elect
Kevin C. Kern	48	Vice President of Administration and Chief Financial Officer
Jeffrey M. O’Connell	54	Vice President, Treasurer and Secretary
Thomas K. Linton	54	Senior Vice President and President and Chief Operating Officer—NAMPAC Division

(1)	Effective January 2, 2007, Mr. Ergas resigned as Chief Executive Officer of BWAY and was named Executive Chairman of BWAY’s Board and Mr. Roessler was named Chief Executive Officer of BWAY.

Mr. Ergas became our executive chairman on March 7, 2007 and Executive Chairman of BWAY on January 2, 2007. Mr. Ergas has been a member of our board of directors since February 2003. Until January 2, 2007 he had served as the Chairman and Chief Executive Officer of BWAY since January 2000. Mr. Ergas has served as one of BWAY’s directors since August 1995 and served as Vice Chairman of BWAY’s board of directors from July 1999 to December 1999. Mr. Ergas has also previously served as Executive Vice President, Europe of Alcan Aluminum Limited, President of Alcan Europe Limited, Executive Chairman of British Alcan Aluminum plc. and Chief Executive Officer of Alcan Deutschland GmbH from June 1996 to December 1999. Mr. Ergas served as senior advisor to the Chief Executive Officer of Alcan Aluminum Limited from January 1995 to June 1996 and served as a trustee of DePaul University from February 1994 to December 1994. Prior thereto, Mr. Ergas served as Senior Executive Vice President of Pechiney S.A. and as a member of the Pechiney Group executive committee from 1987 to January 1994 and also held several management positions with various subsidiaries of Pechiney S.A., serving as: Chief Executive Officer of American National Can Company from 1989 to January 1994 and Chairman of the Board from 1991 to January 1994; Chief Executive Officer of Cegedur Pechiney from 1982 to 1988 and Chairman of the Board from 1987 to 1988; Chief Executive Officer of Cebal S.A. from 1974 to 1982 and Chairman of the Board during 1982; and marketing manager for Pechiney Aluminum from 1967 to 1974. Mr. Ergas is a trustee of DePaul and AUP Universities and a director of Dover Corporation and Compagnie Plastic Omnium.

Mr. Hayford became our Non-Executive Vice-Chairman in February 2003 and Non-Executive Vice-Chairman of BWAY in December 1999. Mr. Hayford has been a member of our board of directors since February 2003. From 1989 until December 1999, Mr. Hayford served as BWAY’s Chief Executive Officer and Chairman of the Board. Mr. Hayford has held a number of senior positions within the packaging industry over the past 35 years including President and Chief Operating Officer of Gaylord Container Corporation, a manufacturer of paper packaging products, 1986 to 1988, and Vice Chairman of Gaylord Container, 1988 through 1992. Prior to Gaylord Container, Mr. Hayford served as President and a director of Gencorp, Inc., President and a director of Navistar International Corporation and Executive Vice President and a director of the Continental Group, Inc.

Mr. Roessler became our Chief Executive Officer on March 7, 2007 and the Chief Executive Officer of BWAY on January 2, 2007. Prior to January 2, 2007 he was the President and Chief Operating Officer of BWAY since March 2006. He has also served as President and Chief Operating Officer of our BWAY Packaging Division since July 2004. From July 2004 to February 2006, Mr. Roessler served as Senior Vice President of BWAY. From January 2003 through July 2004, Mr. Roessler served as Chief Operating Officer of BWAY and, from March 2000 until January 2003, he served as BWAY’s Executive Vice President of sales and marketing. From June 1993 to February 2000, Mr. Roessler served in various senior management positions with Southcorp Packaging USA, including Vice President of sales and marketing from 1998 to February 2000, Vice President and general manager from 1995 to 1998 and Vice President and Chief Financial Officer from June 1993 through 1995. Prior to June 1993, Mr. Roessler held senior management positions with Berwind Corporation.

Mr. Wahrhaftig became one of our directors in September 2002 and a director of BWAY in February 2003. Mr. Wahrhaftig joined Kelso in 1987 and has served as a managing director since 1998. Prior to becoming a managing director of Kelso, he was a Vice President. Mr. Wahrhaftig is also a director of DS Waters Enterprises, Inc., Insurance Auto Auctions, Inc., Renfro Corporation and U.S. Electrical Services, LLC. Mr. Wahrhaftig is a member also on the board of visitors of the Babcock Graduate School of Management at Wake Forest University Babcock School.

Mr. Wall became one of our directors on September 2002 and a director of BWAY in February 2003. Mr. Wall joined Kelso in 1983 and has served as a managing director since 1990. Mr. Wall spent the previous three years as a lending officer in the corporate division of Chemical Bank, where his responsibilities included the analysis and evaluation of lending proposals for numerous leveraged buyouts. Mr. Wall is a director of Ellis Communications Group, LLC, Endurance Business Media, Inc., Mitchell Supreme Fuel Company, Renfro Corporation and U.S. Electrical Services, LLC. Mr. Wall is also a Trustee of Choate Rosemary Hall and the Sacred Heart School in New York City.

Mr. Roderick became one of our directors in July 2004 and a director of BWAY in May 2003. Mr. Roderick has served as Chairman of the Board of Earle M. Jorgensen Company since January 1998. He was Chairman and Chief Executive Officer of USX Corporation from 1979 to 1989 and President from 1975 to 1979. Mr. Roderick is a member of the boards of the University of Pittsburgh Medical Center and Citation Corporation. He is past Chairman of both the American Iron and Steel Institute and the International Iron Institute. Mr. Roderick is past Chairman of the International Environmental Bureau. He is a co-founder and currently is Chairman Emeritus of the U.S.-Korea Business Council and is a past Chairman of the National Alliance of Business. Mr. Roderick is a trustee and past Chairman of the board of trustees of Carnegie Mellon University. He is a past member of the Business Roundtable and a member of the Business Council.

Mr. McVicker became one of our directors on March 7, 2007 and a director of BWAY in October 2004. Mr. McVicker is currently the Chief Executive Officer of MVOC, LLC. Mr. McVicker was Chairman and Chief Executive Officer of NAMPAC from 2001 to July 2004 and was President and Chief Operating Officer of Southcorp Packaging USA from 1999 to 2001. Mr. McVicker served as President and Chief Operating Officer for Waldorf Corporation from 1995 to 1997 and from 1964 to 1995 was employed by Packaging Corporation of America (Tenneco), most recently as the Senior Vice President of international operations from 1991 to 1995. Mr. McVicker is a trustee of the Miami University Foundation. He has served as Vice-Chairman, executive committee—recycled paperboard and solid waste task force for the American Forest & Paper Association; served on the executive committee and board of directors of the Paperboard Packaging Council; served on the board of trustees of the Recycled Paperboard Technical Association and of the Miami University Pulp & Paper Foundation.

Mr. Mason will become one of our directors immediately after completion of this offering. Mr. Mason presently serves as the Chairman of the Board of Dividend Growth Fund. From 2002 until 2006, Mr. Mason served as the Lead Director and Chairman of the Audit Committee at Earle M. Jorgensen Company, and from 2000 until 2005 he was the Chairman of the Board at Computer Horizons Inc. From 1999 until 2000, Mr. Mason was the Chief Executive Officer and President of Alliant Exchange Inc. Prior to 1999, Mr. Mason held a number of senior positions within the computer and steel industries. Mr. Mason began his career in 1970 at American Telephone and Telegraph Company where he worked until 1985, most recently as Executive Director and Corporate Controller from 1982 until 1985.

Mr. Kern has been our Vice President of Administration and Chief Financial Officer since March 7, 2007 and the Vice President of administration and Chief Financial Officer of BWAY since February 2001. From May 1995 until February 2001, Mr. Kern served as Vice President corporate controller of BWAY. From 1991 to May 1995, Mr. Kern was controller of McKechnie Plastics Components, Inc. From 1981 to 1991, Mr. Kern was employed by Ernst & Young, most recently as a senior audit manager from 1988 to 1991.

Mr. O’Connell has been our Vice President, Treasurer and Secretary since March 7, 2007 and Vice President and Treasurer of BWAY since May 1997. He has also served as BWAY’s Secretary since May 2001. From June 1996 to May 1997, Mr. O’Connell served as BWAY’s Assistant Treasurer. From June 1995 to June 1996, Mr. O’Connell served as Vice President of Finance of Macmillan Bloedel Packaging Inc. From October 1994 to June 1995, Mr. O’Connell served as our director of financial planning. Prior thereto, Mr. O’Connell served as Vice President of Administration of Mead Coated Board Division of The Mead Corporation.

Mr. Linton was named our Senior Vice President on March 7, 2007 and the Senior Vice President of BWAY in October 2004 and has served as President and Chief Operating Officer of our NAMPAC Division since July 2004. Prior to our acquisition of NAMPAC in July 2004, Mr. Linton was Vice President and General Manager of NAMPAC’s Western Division. From 1997 to 2001, Mr. Linton was the Executive Vice President and General Manager of Field Container Company, where he had responsibility for the consumer packaging business. Between 1991 and 1997, Mr. Linton served as Vice President and General Manager of the folding carton business at Tenneco Packaging, where he began his career as a sales representative in 1979.

Composition of Our Board of Directors

Our by-laws provide that the size of the board of directors, or the “Board,” shall be fixed from time to time by resolution of the Board and that the remaining directors may fill vacancies on the Board. The Board currently consists of six directors; immediately after completion of this offering, Mr. Mason will become one of our directors and our Board will consist of seven directors. Each director elected shall hold office until a successor is duly elected and qualified or until his or her earlier death, resignation or removal as provided in the by-laws.

Audit Committee

Our Audit Committee is currently comprised of Messrs. David M. Roderick (Chair), Lawrence A. McVicker and David I. Wahrhaftig. The Board has determined that each of such members is an “audit committee financial expert” in accordance with Item 401(h) of Regulation S-K. In addition, the Board has determined that David M. Roderick serving on our current Audit Committee is “independent.” The Board determined “independence” as that term is defined in the listing requirements of the New York Stock Exchange.

Effective upon completion of the offering, our audit committee will consist of Messrs. Earl L. Mason (Chair), Lawrence A. McVicker, and David I. Wahrhaftig. The Board has determined that each of such members is an “audit committee financial expert” in accordance with Item 401(h) of Regulation S-K. In addition, the Board has determined that Earl L. Mason, serving on our audit committee after completion of the offering, is “independent.”

Following the completion of the offering contemplated by this prospectus, copies of the charter for our Audit Committee will be available without charge, upon request in writing to BWAY Holding Company, 8607 Roberts Drive, Suite 250, Atlanta, Georgia 30350, Attention: Corporate Secretary or on the investor relations portion of our website, www.bwaycorp.com.

Nominating Committee

Our Nominating Committee is comprised of Messrs. David M. Roderick (Chair), Thomas R. Wall and Lawrence A. McVicker. In addition, the Board has determined that David M. Roderick serving on our Nominating Committee is “independent.”

Following the completion of the offering contemplated by this prospectus, copies of the charter for our Nominating Committee will be available without charge, upon request in writing to BWAY Holding Company, 8607 Roberts Drive, Suite 250, Atlanta, Georgia 30350, Attention: Corporate Secretary or on the investor relations portion of our website, www.bwaycorp.com.

Compensation Committee

Our Compensation Committee is comprised of Messrs. Warren J. Hayford (Chair), Thomas R. Wall and David I. Wahrhaftig. In addition, the Board has determined that Warren J. Hayford serving on our Compensation Committee is “independent.”

Effective upon completion of the offering, our compensation committee will consist of Messrs. Warren J. Hayford, Thomas R. Wall, and Earl L. Mason. The Board has determined that Warren J. Hayford and Earl L. Mason, serving on our compensation committee after completion of the offering, are “independent.”

Following the completion of the offering contemplated by this prospectus, copies of the charter for our Compensation Committee will be available without charge, upon request in writing to BWAY Holding Company, 8607 Roberts Drive, Suite 250, Atlanta, Georgia 30350, Attention: Corporate Secretary or on the investor relations portion of our website, www.bwaycorp.com.

Code of Ethics

We have adopted a code of ethics that applies to our executive officers, including, but not limited to, our chief executive and chief financial officers and to other members of management. Following the completion of the offering contemplated by this prospectus, copies of the Code of Ethics will be available without charge, upon request in writing to BWAY Holding Company, 8607 Roberts Drive, Suite 250, Atlanta, Georgia 30350, Attention: Corporate Secretary or on the investor relations portion of our website, www.bwaycorp.com.

Executive Compensation

Our Board’s Compensation Committee determines compensation for our executive officers.

The following tables and related notes present information regarding compensation provided by us to our Chief Executive Officer and to each of our four other most highly compensated executive officers, or the “Named Executive Officers,” for services rendered to us in all capacities during 2004, 2005 and 2006.

Summary Compensation Table

		Annual Compensation						All Other Compensation ($)
	Fiscal Year	Salary ($)	Bonus ($) (1)	Other Annual Compensation ($)	Awards		Payouts
Name and Principal Position					Securities Underlying Options/ SARs (#)		LTIP Payouts ($)
Jean-Pierre M. Ergas	2006	681,667	1,227,000	—	—		8,800,646(3)	463,257(4)
Chairman and Chief Executive Officer(2)	2005 2004	637,500 581,250	1,490,000 300,000	— —	—		—	699,517(5) 446,099(6)

Kenneth M. Roessler(7)	2006	374,792	505,969	—	—		—	8,800(8)
President and Chief Operating Officer; President and Chief Operating Officer—BWAY Packaging Division	2005 2004	339,375 318,750	564,219 100,000	— —	— —		— —	5,600(8) 1,432(8)

Thomas K. Linton(9)	2006	318,760	298,838	—	—		—	6,300(8)
Senior Vice President; President and Chief Operating Officer— NAMPAC Division	2005 2004	307,500 70,161	217,188 150,000	— —	— 120,000	(10)	— —	7,060(8) 1,811(8)

Kevin C. Kern	2006	288,542	324,609	—	—		—	3,333(8)
Chief Financial Officer; Vice-President of Administration	2005 2004	265,625 246,250	402,031 175,000	— —	— —		— —	3,083(8) 3,283(8)

Jeffrey M. O’Connell	2006	194,042	174,638	—	—		—	6,681(8)
Vice President; Treasurer and Secretary	2005 2004	180,625 168,125	230,625 100,000	— —	— —		— —	6,375(8) 5,075(8)

(1)	Bonus amounts were earned during the fiscal year indicated and paid in the subsequent fiscal year.
(2)	On January 2, 2007, Mr. Ergas resigned as Chief Executive Officer and was appointed executive Chairman of the board of directors. In connection with this appointment, his annual salary was changed to $780,000.
(3)	Compensation related to the cash settlement upon the exercise of 722,547 Exchange Options. See “Certain Relationships and Related Party Transactions—Exchange Agreements.”
(4)	The amount includes an accrual of $459,957 for supplemental executive retirement benefits pursuant to his employment agreement and $3,300 of Company paid 401(k) contributions under the Savings Plan. See “—Pension and Savings Plans.”
(5)	The amount includes an accrual of $696,517 for supplemental executive retirement benefits pursuant to his employment agreement and $3,000 of Company paid 401(k) contributions under the Savings Plan. See “—Pension and Savings Plans.”
(6)	The amount includes an accrual of $438,349 for supplemental executive retirement benefits pursuant to his employment agreement and $7,750 of Company matching 401(k) contributions under the Savings Plan. See “—Pension and Savings Plans.”
(7)	On January 2, 2007, Mr. Roessler was appointed our Chief Executive Officer and his annual salary was changed to $600,000 and he became eligible to receive a target bonus of 70% of his annual salary. Mr. Roessler served as BWAY’s Executive Vice President of sales and marketing from March 2000 through December 2002 and as BWAY’s Chief Operating Officer from January 2003 through June 2004. Mr. Roessler became the President and Chief Operating Officer of our BWAY Packaging Division in September 2004 and was appointed President and Chief Operating Officer of BWAY in March 2006.
(8)	The amount represents Company paid 401(k) contributions under the Savings Plan. See “—Pension and Savings Plans.”
(9)	Mr. Linton became the President and Chief Operating Officer of our NAMPAC Division following the NAMPAC acquisition in July 2004. Prior to the acquisition, Mr. Linton was an officer of NAMPAC.

(10)	Options were granted under the BCO Holding Company Stock Incentive Plan and are exercisable for shares of our common stock. Forty percent of the options to acquire the common stock of BWAY Holding will generally become exercisable in three equal annual installments with the first installment exercisable on July 8, 2005. Ten percent of the options to acquire the common stock of BWAY Holding will generally become exercisable in five equal annual installments if BWAY achieves certain performance benchmarks. The remaining 50% of the options to acquire the common stock of BWAY Holding are exit options that will generally become exercisable if certain targets have been achieved upon a change in control.

There were no stock options granted to the Named Executive Officers during 2006. The following table summarizes options held by the Named Executive Officers at October 1, 2006.

Aggregated Option/SAR Exercises in Last Fiscal Year

and Fiscal Year-End Option/SAR Values

Under the BWAY Holding Stock Incentive Plan

	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options/SARs at Fiscal Year End (#) Exercisable / Unexercisable	Value of Unexercised In-the Money Options/SARs at Fiscal Year End ($) (1) Exercisable /Unexercisable
Jean-Pierre M. Ergas	722,547	$8,800,646	1,361,450 / 780,979	$16,952,811 / 8,845,850
Kenneth M. Roessler	—	—	454,522 / 390,489	5,481,541 / 4,422,925
Thomas K. Linton	—	—	73,335 / 151,161	576,240 / 1,187,760
Kevin C. Kern	—	—	180,595 / 93,718	2,291,362 / 1,061,513
Jeffrey M. O’Connell	—	—	105,863 / 39,049	1,369,252 / 442,299

(1)	As of the end of the fiscal year, all of the exercisable, unexercised options held by the Named Executive Officers were in the money. The estimated fair value of the underlying securities is based on a valuation as of September 30, 2006 at $16.67 per share.

Long-Term Incentive Plans—Awards in Last Fiscal Year

We did not grant any long-term incentive plan awards to the Named Executive Officers in fiscal 2006.

Management Bonus

We expect to pay a one-time $10.0 million bonus to certain members of management, including certain of our executive officers, contingent upon the offering. See “Certain Relationships and Related Party Transactions.”

Management Employment Agreements

Jean-Pierre M. Ergas.    BWAY entered into an amended and restated employment agreement with Jean-Pierre M. Ergas, dated as of February 7, 2003, whereby Mr. Ergas will continue to serve as BWAY’s Executive Chairman through December 31, 2007, unless his employment is terminated earlier as a result of his resignation, death, or permanent disability or incapacity or BWAY terminates Mr. Ergas’ employment with or without cause. Upon expiration of the employment period, Mr. Ergas will become BWAY’s Non-Executive Chairman on such terms and conditions as BWAY and Mr. Ergas shall agree at such time, provided that Mr. Ergas shall be entitled to participate and vest in, and be deemed to be an employee for purposes of, all of our employee benefit programs. Under this agreement, Mr. Ergas will receive an annual base salary, currently at $780,000, as determined by BWAY’s board of directors (but not less than $550,000), and is eligible to participate in all of BWAY’s employee benefit plans for which its senior executive employees are generally eligible. Mr. Ergas is eligible to receive an annual target bonus of 80% of his base salary, if certain performance benchmarks are achieved for the applicable fiscal year. If these EBITDA targets are exceeded, Mr. Ergas’ actual bonus for such fiscal year will be increased to a maximum of 2.5 times his actual bonus. The Management Resources,

Nominating and Compensation Committee of BWAY’s board of directors determines the applicable fiscal year EBITDA targets related to the bonus. Under the employment agreement, Mr. Ergas received 1,501,882 options to purchase our common stock pursuant to the BCO Holding Company Stock Incentive Plan.

In the event BWAY terminates Mr. Ergas’ employment without cause, or Mr. Ergas terminates his employment for good reason, in each case, prior to December 31, 2007, BWAY will (i) pay his base salary until the second anniversary of the date of his termination, (ii) pay his target bonus in respect of the fiscal year in which his employment is terminated (or if his target bonus has not yet been set for such fiscal year, an amount equal to 70% of his base salary at the date of termination in lieu of the target bonus for such fiscal year), (iii) reimburse his COBRA premium under our group health plan and dental plan (if any) on a monthly basis for the lesser of the period in which he is eligible to receive such continuation coverage or 18 months, which we define as the COBRA period, and, (iv) upon expiration of the COBRA period, procure individual medical and dental insurance policies for him on substantially similar terms as the coverage we provided to him as of the date of termination through the second anniversary of his termination of employment. In addition, in the event the employment period is terminated as a result of Mr. Ergas’ death or retirement, or the employment period expires, Mr. Ergas will be entitled to receive a pro rata bonus for the year which includes the date of Mr. Ergas’ termination, based on BWAY’s performance through such date, as determined by the Management Resources, Nominating and Compensation Committee of BWAY’s board of directors.

If Mr. Ergas’ employment terminates for any reason other than for cause, Mr. Ergas will be entitled to a monthly supplemental retirement benefit until his death (and, following his death, until the death of his surviving spouse). The monthly benefit will be equal to one-twelfth of his then-current base salary, multiplied by 35%. Payments commence on the first day of the calendar month that begins coincident with or immediately after Mr. Ergas’ termination date. Mr. Ergas has agreed not to compete with us during the term of his employment and so long as he is receiving salary and bonus under the agreement as a result of his termination by us without cause or by him for good reason (but in no event for less than eighteen months after the termination of his employment).

For purposes of Mr. Ergas’s employment agreement, Mr. Ergas would generally have “good reason” to resign if (i) he is no longer Executive Chairman, (ii) a significant reduction of his base salary, (iii) the assignment to him of duties and responsibilities which are significantly different from, and that result in a substantial diminution of, the duties and responsibilities, (iv) the taking of any action by BWAY that would substantially diminish the aggregate value of the benefits provided to him under the company’s accident, disability, life insurance and any other employee benefit plans in which he participates, (v) a material breach of the agreement by BWAY, (vi) termination as a result of his permanent disability or incapacity, (vii) the company’s shareholders fail to elect (or remove) him as a member of BWAY’s board of directors or the board fails to elect (or removes) him as Chairman, or (viii) BWAY requires him to be based anywhere other than within 25 miles of the city limits of Chicago, Illinois, except for travel reasonably required by the Company. The company would have “cause” to terminate Mr. Ergas’s employment if he (i) materially breaches the employment agreement, (ii) is convicted by a court of competent jurisdiction of a felony or a crime involving moral turpitude, (iii) acts in a way that, if known to the general public, would likely bring the company or any of its subsidiaries into substantial public disgrace or disrepute, (iv) substantially and repeatedly fails to perform his duties as reasonably directed by the company’s board of directors or (v) commits gross negligence or willful misconduct with respect to the company or any of its subsidiaries.

Thomas K. Linton.    BWAY entered into a letter agreement with Thomas K. Linton in May 2004 that became effective upon the closing of the NAMPAC acquisition on July 7, 2004. Pursuant to the agreement, Mr. Linton became President and Chief Operating Officer—NAMPAC Division. Mr. Linton’s base salary was initially set at $300,000 annually and is subject to annual merit increases based on a performance review. Mr. Linton is eligible to participate in our cash incentive plan whereby Mr. Linton’s target bonus would be initially set at 45% of his base salary pending BWAY achieving certain performance goals as determined by BWAY’s board of directors. Mr. Linton was guaranteed a minimum target bonus of $135,000 in fiscal 2004. Mr. Linton is eligible to participate in the BCO Holding Company Stock Incentive Plan and was awarded 224,496 options following the closing of the NAMPAC acquisition.

In the event BWAY terminates Mr. Linton’s employment for reasons other than performance or cause, he will be entitled to his base salary, health and dental benefits and executive outplacement services, each for twelve months following the date of his termination. Mr. Linton will also be entitled to any accrued and unpaid bonus through the date of termination.

In the event of a change in control whereby more than 50% of the business is sold to another controlling interest, as detailed in the agreement, if Mr. Linton is terminated for reasons other than performance or cause within six months following the change in control, he is entitled to a lump sum payment of two times his annual base salary and one times his target incentive bonus, each as in effect at the time of the change in control. Mr. Linton would also be entitled to twenty-four months of health and dental benefits and executive outplacement services. Any benefits under the change in control would be in lieu of any other severance benefits provided for in the agreement.

Change in Control Agreements

We intend to enter into change of control agreements with each of Mr. Roessler, Mr. Kern and Mr. O’Connell upon the consummation of this offering.

We expect that the change in control agreements will have an initial term ending on December 31, 2008, subject to automatic one-year renewals unless we provide or the executive provides written notice of non-renewal at least 30 days prior to the expiration of the initial term or any extended term. However, if an executive is not continuously employed with us through the date that is 30 days prior to the change in control event, the change in control agreement will be void and without effect. If a change in control occurred within the agreement’s initial or extended term, the executive would be entitled to certain benefits if we were to terminate the executive’s employment without cause or as a result of the executive’s death or disability, or if the executive terminates employment for good reason at any time within 30 days prior to or 24 months following the change in control event. The benefits would generally include the following:

(a)	a lump sum payment equal to the sum of two (in the case of Mr. Roessler), one-and a half (in the case of Mr. Kern) or one (in the case of Mr. O’Connell) times the executive’s base salary, and one times the executive’s target bonus;

(b)	continuation of perquisites until the later of the end of the year in which the executive terminates employment or the date that is six months following the executive’s termination of employment;

(c)	reimbursement of COBRA premiums under our group health plan and dental plan for up to one and a half years following the executive’s termination of employment;

(d)	individual life insurance coverage on substantially similar terms as the coverage provided to the executive as of the date his employment terminated under our group life insurance plan for a period of one and a half years following the termination date;

(e)	any retirement benefits to which the executive may be entitled pursuant to any nonqualified retirement or nonqualified deferred compensation plans maintained by us in which the executive is a participant as of the termination date would fully vest; and

(f)	outplacement services for a period of 12 months.

The change in control agreements will provide that if any payments to the executive are considered “excess parachute payments” as defined in Section 280G of the Internal Revenue Code, the amount payable under the agreement will be reduced by the minimum amount necessary to reduce the “parachute payments” to 299% of the executive’s “base amount” as defined in Section 280G of the Internal Revenue Code.

Payment of the benefits described above will be delayed for six months following the date the executive’s employment terminates if such delay is deemed necessary to avoid the imposition on the executive of an additional tax under Section 409A of the Internal Revenue Code.

Following termination, each executive will be subject to a customary one-year non-compete agreement, which, if breached, would require an executive to repay (or, if unpaid, to forfeit) all the above specified payments and benefits, as well as to forfeit any vested or unvested equity awards and return any compensation realized by the executive upon the vesting of such equity awards that occurred during the period beginning from the earlier of the date the executive materially violated any restrictive covenant or the date the executive terminated employment.

For purposes of the change in control agreements, a “change in control” will generally be defined to include:

•

the acquisition by any person, other than by us, our subsidiaries, any of our employee benefit plans or their subsidiaries or, collectively, Kelso Investment Associates VI, L.P. and KEP VI, LLC, of 50% or more of the combined voting power of our then outstanding voting securities,

•	a change in the majority of the board during any 24 month period as a result of a proxy contest,

•

a merger or consolidation resulting in the persons who were owners of our voting securities, immediately prior to such transaction, ceasing to own more than 50% of the combined voting power entitled to vote generally in the election of directors of the surviving company,

•

a liquidation or dissolution of our company (other than a liquidation of our company into any of our subsidiaries or a liquidation resulting in shareholders that held a majority of our voting stock prior to the liquidation holding substantially all of our assets), or

•	the sale, transfer or other disposition of 80% or more of our assets in a single transaction or a series of related transactions in any consecutive 12-month period to one or more unaffiliated persons.

A change in control will not be deemed to occur if we file for bankruptcy, liquidation or reorganization under the United States Bankruptcy Code. In addition, a change in control will not be deemed to occur upon a public offering pursuant to an effective registration statement filed with the Securities and Exchange Commission that covers our common stock.

For purposes of the change in control agreements, “cause” will generally be defined to include:

•	refusal or neglect to perform substantially employment-related duties;

•	willful misconduct or breach of fiduciary duty resulting in material harm to us;

•	conviction of or entering a plea of guilty to a crime constituting a felony or willful violation of any other law, rule, or regulation (other than a traffic offense);

•	material breach of any restrictive covenant with us.

For purposes of the change in control agreements, “disability” will generally be defined as a reasonably documented physical or mental illness preventing an executive from performing his duties for us on a full-time basis for more than six months, and within 30 days after we have provided written notice of termination, the executive has not returned to the full time performance of his duties.

“Good reason” will generally be defined to include:

•	any action by us that is materially inconsistent with, or results in the material reduction of, the executive’s current title, duties or responsibilities,

•	the executive’s current base salary is materially reduced below his salary on the date of a change in control,

•	the executive’s benefits are materially reduced, unless a similar reduction is made for other executives,

•	the change in control requires executive is required to relocate more than 25 miles, or

•	our successor fails to assume the executive’s change in control agreement.

As discussed under “—Management Employment Agreements,” Mr. Linton’s letter agreement provides certain change in control benefits.

BCO Holding Company Stock Incentive Plan

In February 2000, BWAY adopted the Fourth Amendment and Restatement of the 1995 Long-Term Incentive Plan, or the “Predecessor Incentive Plan.” As a result of the Transaction (which, as defined in the Predecessor Incentive Plan, was an event of a change in control), all outstanding options became immediately vested and exercisable. Certain members of management who held stock options under the Predecessor Incentive Plan entered into Exchange Agreements with BCO Holding whereby their Predecessor Incentive Plan options to acquire shares of common stock of BWAY Corporation were exchanged for new options to acquire BWAY Holding common stock, or “Exchange Options.” The Exchange Options were fully vested as of the closing of the Transaction and were issued with substantially the same terms and conditions in effect immediately before the exchange.

Effective with the closing of the Transaction in February 2003, BCO Holding assumed the Predecessor Incentive Plan and adopted the BCO Holding Company Stock Incentive Plan, the “BCO Plan.” In July 2004, the BCO Plan was amended to increase the number of available shares of our common stock subject to the exercise of options from 3,754,707 to 4,480,797.

Three types of options have been granted under the BCO Plan:

Service options.    These options generally become exercisable in up to three equal annual installments commencing on the first anniversary of the grant date. On May 23, 2007, the Board amended the BCO Plan to provide that outstanding unvested service options will become fully vested contingent upon and concurrently with the completion of the public offering.

Performance options.    These options generally become exercisable in five equal annual installments if BWAY achieves specified performance benchmarks. On May 23, 2007, the Board amended the BCO Plan to provide that outstanding unvested performance options will become fully vested contingent upon and concurrently with the completion of the public offering.

Exit options.    These options generally become exercisable only if the Kelso affiliates are able to sell all or substantially all of their equity investment in BCO Holding at a price greater than or equal to four times their initial investment (taking into account all options) and achieve at least a 15% internal rate of return, compounded annually, subject to certain exceptions. Exit options become exercisable ratably between two times the exit value and four times the exit value. However, in connection with a public offering, the compensation committee has the authority to amend any outstanding options to provide for the substitution of these exercisability criteria with criteria based on stock price taking into consideration the progress made towards achieving the exercisability criteria that may relate to the Kelso affiliates’ return on their investment to date. Pursuant to the authority granted to our Compensation Committee, the committee determined that 43.0% of each holder’s outstanding unvested exit options would become vested upon the completion of the public offering and that the holder’s remaining options would become vested in three tranches, as follows:

•

 1/3 would vest if the average per share closing price of BCO Holding’s common stock over any consecutive 45 days during which the stock trades is at least $19.26 and the closing price on the 45th such day is at least $16.37;

•

 1/3 would vest if the average per share closing price of BCO Holding’s common stock over any consecutive 45 days during which the stock trades is at least $21.52 and the closing price on the 45th such day is at least $18.29; and

•

 1/3 would vest if the average per share closing price of BCO Holding’s common stock over any consecutive 45 days during which the stock trades is at least $23.78 and the closing price on the 45th such day is at least $20.21.

In the event that a participant’s employment with us terminates by reason of death, disability or retirement, the participant (or the participant’s beneficiary) may exercise any vested options within one year following the termination or before the normal expiry date of the options, whichever period is shorter, and all unvested options are canceled immediately upon such termination. If we terminate the participant for cause, all options, whether vested or unvested, are immediately canceled. In the event a participant’s employment terminates due to voluntary resignation or any reason other than those described above, any options held by the participant that are exercisable at the date of such termination, shall remain exercisable for a period of sixty days following the termination.

Upon a change in control, each outstanding service option, each performance option that is exercisable on or prior to the change in control and each exit option that is exercisable on or prior to the change in control shall be canceled in exchange for a payment in cash of an amount equal to the excess, if any, of the change in control price over the option price. Alternatively, the Compensation Committee of our board of directors may determine that in the event of a change in control, such options shall be honored or assumed, or new rights substituted therefor by the new employer on a substantially similar basis and in accordance with the terms and conditions of the BCO Plan. The BCO Plan also provides that if any payments to the participant are considered “excess parachute payments” as defined in Section 280G of the Internal Revenue Code, the amount of the payment to a participant under the BCO Plan will be reduced by the minimum amount necessary to reduce the parachute payments to 299% of the participant’s “base amount” as defined in Section 280G of the Internal Revenue Code.

The Compensation Committee of BWAY’s board of directors administers the BCO Plan or, if there shall not be any committee serving, the Board administers the BCO Plan. The committee has discretionary authority to determine the employees eligible to participate under the plan and determines the number of shares of common stock subject to each option granted thereunder, the time and condition of exercise of such option and all other terms and conditions of such option, including the form of the option agreement setting forth the terms and conditions of such option. The compensation committee determines the exercise price of each option under the incentive plan, provided that the exercise price cannot be less than the fair market value (as determined under the incentive plan) of our common stock on the date of grant. It is anticipated that all options will be non-qualified stock options for federal income tax purposes. Options are not transferable other than by will or by the laws of descent and distribution or, if permitted by the compensation committee, in connection with certain pledges and estate planning transfers. All of the shares acquired upon exercise of any option will be subject to the securityholder arrangements described above.

For purposes of the BCO Plan, “cause” generally includes the participant’s (i) refusal or neglect to perform substantially his or her employment-related duties, (ii) willful misconduct or breach of fiduciary duty, (iii) conviction of or entering a plea of guilty to a crime constituting a felony or his or her willful violation of any other law, rule, or regulation or (iv) material breach of any covenant or agreement with BWAY or any subsidiary, or any written policy of BWAY or any subsidiary, not to disclose any information pertaining to or not to compete or interfere with BWAY or any subsidiary. “Good reason” generally includes (i) a significant reduction of the participant’s salary or (ii) the taking of any action by BWAY or any subsidiary that would substantially diminish the aggregate value of the benefits provided the participant under the company’s or such subsidiary’s accident, disability, life insurance and any other employee benefit plans in which the participant was participating. A “change of control” is generally deemed to occur upon the sale, exchange, transfer or other disposition by the Kelso entities to one or more persons or entities that are not, immediately prior to such sale, affiliates of BWAY or any Kelso entity, of more than 50% of the common stock of BWAY beneficially owned by the Kelso entities; or the sale, exchange, transfer or other disposition of more than 50% of all of the assets of BWAY and its subsidiaries to one or more persons or entities that are not, immediately prior to such sale, transfer or other disposition, affiliates of BWAY or any Kelso entity. For purposes of this definition, a public offering is not a change of control.

BWAY Holding Company 2007 Omnibus Incentive Plan

On May 23, 2007, the Board approved the BWAY Holding Company 2007 Omnibus Incentive Plan, or the “Omnibus Plan.” The Omnibus Plan authorizes the grant of awards in the form of incentive stock options, non- qualified stock options, stock appreciation rights, performance stock, performance stock units, performance units restricted stock, restricted stock units and deferred stock.

Summary of Plan Terms

Administration. Our Compensation Committee determines the individuals to whom awards are granted, the type or types of awards to be granted and the terms and conditions of awards. Our Compensation Committee may delegate to any of our officers or group of officers or our affiliates any portion of its authority and powers under the Omnibus Plan with respect to participants who are not our officers or officers of any subsidiary subject to the reporting requirements under Section 16(a) of the Securities Exchange Act.

Participation and Eligibility. Participants in the Omnibus Plan may include any non-employee director, officer or employee of, or any natural person who is a consultant or advisor to, BWAY Holding or any of its subsidiaries.

Stock Options. Our Compensation Committee may grant incentive stock options, as defined under section 422 of the Internal Revenue Code, and non-qualified stock options to participants. Options will generally become exercisable upon a participant’s completion of an established service period. The exercise price of an option will be determined by our Compensation Committee, provided that the exercise price will not be less than the fair market value of our common stock on the grant date of the option.

Stock Appreciation Rights. Our Compensation Committee may also grant a stock appreciation right, which we refer to as an SAR, which is the right to receive payment of an amount equal to the excess of the exercise date fair market value of a share of common stock over the grant date fair market value of a share of common stock. SARs may be granted in tandem with stock options, or on a freestanding basis. The SARs may be paid in cash, in common stock or in a combination of both. SARs generally will become exercisable upon a participant’s completion of an established service period. SARs granted in tandem with an option may only be exercised upon the surrender of the right to exercise that option, and may be exercised only with respect to the shares of common stock for which the related option is then exercisable.

Performance-Based Awards. Our Compensation Committee may grant performance stock, performance stock units, and performance units to participants. These awards generally vest upon the attainment of specified performance objectives established by our Compensation Committee. Upon vesting, performance stock units will be settled in shares of our common stock, or, at our Compensation Committee’s discretion, in cash equal to the fair market value of the shares of common stock. Performance units will be settled in cash equal to the value of the award, or, if our Compensation Committee determines, a number of shares of common stock with a fair market value equal to the value of the award. Unless otherwise determined by our Compensation Committee, any cash dividends or distributions credited to the participant’s account in respect of performance stock, performance stock units or performance units, will be deemed to have been invested in additional performance stock, performance stock units, or performance units, as the case may be.

The performance objectives for any grant of performance-based awards will be based upon our achievement of certain designated criteria, whether in absolute terms or relative to the performance of one or more similarly situated companies or a published index covering the performance of a number of companies, as determined by our Compensation Committee for the performance period. In addition, our Compensation Committee may establish the performance objectives on the basis of our overall performance or, alternatively, with respect to one or more of our business units, divisions, or subsidiaries.

In establishing the performance objectives, our Compensation Committee may select one or more of the following criteria: net sales; revenue; revenue growth or product revenue growth; operating income (before or after taxes); pre- or after-tax income (before or after allocation of corporate overhead and bonus); net earnings;

earnings per share; net income (before or after taxes); return on equity; labor cost per unit; total shareholder return; return on assets or net assets; appreciation in and/or maintenance of share price; market share; gross profits; earnings (including earnings before taxes, earnings before interest and taxes or earnings before interest, taxes, depreciation and amortization); economic value-added models or equivalent metrics; comparisons with various stock market indices; reductions in costs; cash flow or cash flow per share (before or after dividends); return on capital (including return on total capital or return on invested capital); cash flow return on investment; improvement in or attainment of expense levels or working capital levels; operating margins, gross margins or cash margin; year-end cash; debt reductions; shareholder equity; market share; regulatory achievements; and implementation, completion or attainment of measurable objectives with respect to research, development, products or projects and recruiting and maintaining personnel.

Restricted Stock. Our Compensation Committee may grant to participants restricted stock, which generally vests upon a participant’s completion of an established service period. Participants holding outstanding restricted stock are generally entitled to:

•	receive all dividends and distributions paid in respect of shares of common stock underlying the award; and

•	exercise full voting rights and other rights as a stockholder with respect to the shares of common stock underlying the award.

Restricted Stock Units. Our Compensation Committee may grant to participants restricted stock units, which generally vest upon a participant’s completion of an established service period. Vested restricted units are paid in shares of common stock, or, at our Compensation Committee’s discretion, an amount in cash equal to the fair market value of the shares of common stock. Unless otherwise determined by our Compensation Committee, any cash dividends or distributions credited to the participant’s account in respect of restricted stock units shall be deemed to have been invested in additional restricted stock units.

Deferred Stock. Our Compensation Committee may grant freestanding, fully vested shares of deferred stock to participants, or permit participants to elect to receive deferred shares in lieu of annual compensation and/or bonus. Upon a participant’s termination of employment (or such later date elected by the participant), the deferred stock is payable in shares of common stock or, if our Compensation Committee provides, in a cash amount equal to the fair market value of the corresponding shares of common stock.

Amount of Stock. The Omnibus Plan provides for awards of up to 2,057,898 shares of our common stock. Shares covering awards that expire, are forfeited or are cancelled, or are otherwise settled without the issuance of shares will be available for further awards under the Omnibus Plan. Other shares of common stock that will not be counted against the maximum include:

•	shares tendered by a participant, or withheld by us, to pay the exercise price of any options or to satisfy any tax withholding obligations; and

•	shares issued in connection with awards that are assumed, converted or substituted pursuant to a change in control or adjustment.

Limitations on Awards. During the term of the Omnibus Plan, the maximum number of shares of common stock available for grant of awards under the Omnibus Plan will not exceed 2,057,898. During any 36-month period, no participant will receive options or SARs covering more than 748,326 shares of our common stock. During the term of the Omnibus Plan, the maximum number of shares of common stock available for the grant of incentive stock options is the same as the maximum number of shares of common stock available for grant of awards under the Omnibus Plan. During any 36-month period, no participant will receive any awards that are subject to performance measures covering more than 748,326 shares of our common stock. During any

36-month performance period, no participant will receive any awards that are payable in cash of more than $20,000,000. The performance period limitations will be proportionately adjusted on a straight-line basis for performance periods of shorter or longer duration.

Change in Control. Unless otherwise determined by our Compensation Committee, all awards granted under the Omnibus Plan will become fully exercisable and all restrictions will lapse immediately prior to a “change in control” (as defined in the Omnibus Plan). In addition, any applicable performance period will end effective upon a change in control, and all participants granted performance stock, performance stock units and performance units will be deemed to have earned a pro rata award based on the applicable target award opportunity and the percentage of performance objectives achieved as of that date. Alternatively, our Compensation Committee may reasonably determine that awards will be honored, assumed or substituted following a change in control, provided that any alternative award must:

•	be based on shares of common stock traded on an established U.S. securities exchange;

•	provide rights and entitlements substantially equivalent to or better than those under the old award;

•	have substantially equivalent economic value to the old award; and

•	provide for accelerated vesting or exercisability in the event that the participant suffers an involuntary termination within two years following the change in control.

Amendment and Termination. Our Compensation Committee may at any time terminate, suspend or amend the Omnibus Plan, provided that stockholder approval must be obtained for any amendment to:

•	materially increase the benefits accruing under the plan;

•	materially increase the number of shares of common stock subject to the plan or the individual award limitations (other than with respect to certain capitalization adjustments);

•	modify the plan’s restrictions on the repricing of options or SARs; or

•	materially modify the requirements for participation in the plan.

Transferability. A participant’s rights and interest under the Omnibus Plan generally may not be assigned or transferred other than by will or the laws of descent and distribution and, during the lifetime of a participant, only the participant personally (or if applicable, the participant’s beneficiary) may exercise rights under the Omnibus Plan. In addition, except to the extent required by law, no award shall be subject to any lien, obligation or liability of the participant.

Federal Income Tax Consequences

The following discussion is a brief summary of certain U.S. federal income tax consequences under current federal income tax laws relating to awards under the Omnibus Plan. This summary is not intended to be exhaustive and, among other things, does not describe state, local or foreign income and other tax consequences.

Non-Qualified Stock Options. An optionee will not recognize any taxable income upon the grant of a non-qualified stock option. We will not be entitled to a tax deduction with respect to the grant of a non-qualified stock option. Upon exercise of a non-qualified stock option, the excess of the fair market value of common stock on the exercise date over the option exercise price will be taxable as compensation income to the optionee and will be subject to applicable withholding taxes. We will generally be entitled to a tax deduction at such time in the amount of such compensation income. The optionee’s tax basis for common stock received pursuant to the exercise of a non-qualified stock option will equal the sum of such compensation income and the exercise price. In the event of a sale, exchange or other distribution of common stock received upon the exercise of a non-qualified stock option, any appreciation or depreciation after the exercise date generally will constitute a capital gain or loss.

Incentive Stock Options. An optionee will not recognize any taxable income at the time of grant or timely exercise of an incentive stock option and we will not be entitled to a tax deduction with respect to such grant or exercise. Exercise of an incentive stock option may, however, give rise to taxable compensation income, and a tax deduction to us, if the incentive stock option is not exercised on a timely basis (generally, while the optionee is employed by us or within 90 days after termination of employment) or if the optionee subsequently engages in a “disqualifying disposition” as described below. A sale or exchange by an optionee of shares acquired upon the exercise of an incentive stock option more than one year after the transfer of the shares to such optionee and more than two years after the date of grant of incentive stock options will result in any difference between the net sale proceeds and the exercise price being treated as long-term capital gain (or loss) to the optionee. If such sale or exchange takes place within two years after the date of the grant of incentive stock option or within one year from the date of transfer of the incentive stock option shares to the optionee, such sale or exchange will generally constitute a “disqualifying disposition” of such shares that will have the following results: any excess of:

(a) the lesser of:

•	the fair market value of the shares at the time of exercise of the incentive stock option; and

•	the amount realized on such disqualifying disposition of the shares; over

(b) the option exercise price of such shares will be ordinary income to the optionee and we will generally be entitled to a tax deduction in the amount of such income.

Any further gain or loss after the date of exercise generally will constitute a capital gain or loss and will not result in any deduction by us. The amount by which the fair market value of the common stock on the exercise date of any incentive stock option exceeds the option price will be an item of adjustment for purposes of the “alternative minimum tax” imposed by Section 55 of the Code.

Transferred Options: Estate and Gift Taxes. If incentive stock options or non-qualified stock options are held until death, federal and, if applicable, state estate and inheritance taxes would be imposed on the fair market value of the options at the time of death. If, however, the optionholder makes a lifetime gift of non-qualified stock options to permitted family members, trusts for their benefit, or other entities, federal and, if applicable, state gift taxes would be imposed on the fair market value of the non-qualified stock options at the time of the completed gift (generally, the time at which all service conditions to exercisability have been satisfied). The optionholder (or if the optionholder is deceased, the optionholder’s estate), rather than the donee, will recognize ordinary income for federal income tax purposes upon the exercise of the transferred option (just as if there had been no transfer).

Restricted Stock. Under the Code, a participant normally will not realize taxable income and we will not be entitled to a deduction upon the grant of restricted stock. At the time the shares are no longer subject to a substantial risk of forfeiture (as defined in the Code) or become transferable, the participant will realize taxable ordinary income in an amount equal to the fair market value of such number of shares which have become nonforfeitable or transferable. However, a participant may make an income recognition election under Section 83(b) of the Code, which we refer to as an 83(b) Election, within 30 days of the grant of restricted shares, to recognize taxable ordinary income in the year the restricted stock is awarded in an amount equal to their fair market value at the time of the award, determined without regard to the restrictions. In that event, we will be entitled to a deduction in such year in the same amount, provided that we comply with applicable income tax reporting requirements, and any gain or loss realized by the participant upon the subsequent disposition of the shares will be capital gain or loss and will not result in any further deduction to us. Any dividends with respect to the restricted shares that are paid or made available to a participant who has not made an 83(b) Election while the shares remain forfeitable are treated as additional compensation taxable as ordinary income to the participant and deductible by us when paid. If an 83(b) Election has been made with respect to the restricted shares, the dividends represent ordinary dividend income to the participant and are not deductible by us. If the participant makes an 83(b) Election and subsequently forfeits the shares, the participant is not entitled to a deduction as a consequence of such forfeiture, and we must include as ordinary income the amount it previously deducted in the year of grant with respect to such shares.

Restricted Stock Units, Performance Stock, Performance Stock Units and Performance Units. A participant receiving “restricted stock units,” “performance stock,” “performance stock units,” or “performance units” will not have taxable income at the time the performance shares, performance units or the dividend equivalents awarded thereon are credited to the participant’s account. The participant will recognize ordinary income equal to:

•	the amount of cash paid; and/or

•

the fair market value of the shares of common stock or other property on their respective payment dates when such cash, shares of common stock, and/or other property are delivered or paid to the participant in accordance with the terms of the award.

The participant will also recognize ordinary income to the extent he or she receives current payments of dividend equivalents in respect of his or her performance stock, performance stock units or performance units.

Stock Appreciation Rights. There will be no federal income tax consequences to either the participant or us on the grant of a stock appreciation right, or during the period that such a right remains outstanding. Upon exercise of such a right, the common stock or cash received by the participant is taxable to the participant as ordinary income and we will be entitled to a corresponding deduction, provided it complies with applicable income tax reporting requirements. Upon the sale of any common stock acquired by exercise of a stock appreciation right, the participant will realize long-term or short-term gain or loss, depending upon the holding period of such shares.

Other Types of Awards. Other types of awards under the Omnibus Plan generally would result in taxable ordinary income to the grantee, the amount and timing of which would depend upon the terms and conditions of the particular award. We would generally be entitled to a corresponding tax deduction.

Tax Consequences of Change in Control. The accelerated vesting of awards under the Omnibus Plan in connection with a “change in control” (as defined in the Omnibus Plan) could cause award holders to be subject to the federal excise tax on “excess parachute payments” and cause a corresponding loss of deduction on our part. In addition, options that otherwise qualified as incentive stock options could be treated as non-qualified options as a result of such accelerated vesting.

Section 409A. The Omnibus Plan is intended to be administered in a manner consistent with the requirements, where applicable, of Section 409A of the Code. Where reasonably possible and practicable, the Omnibus Plan will be administered in a manner to avoid the imposition on participants of immediate tax recognition and additional taxes pursuant to Section 409A. However, notwithstanding the foregoing, neither we nor our Compensation Committee will have any liability to any person in the event Section 409A applies to any award in a manner that results in adverse tax consequences for the participant or any of his beneficiaries or transferees.

Plan Benefits Awarded

Benefits under the Omnibus Plan will depend on a number of factors, including the fair market value of common stock on future dates and the exercise decisions made by the grantees. Consequently, it is not possible to determine the benefits that might be received by the grantees receiving grants under the Omnibus Plan.

BWAY Holding Company 2007 Annual Incentive Plan

On May 23, 2007, our Compensation Committee recommended that the Board approve the BWAY Holding Company 2007 Annual Incentive Plan (the “Annual Incentive Plan”). On May 23, 2007, the Board approved this recommendation and adopted the Annual Incentive Plan, which became effective on May 25, 2007. The Board believes that the Annual Incentive Plan will help us to attract, retain, motivate and reward the best qualified executive officers and key employees by providing them with the opportunity to earn competitive compensation that is directly linked to our performance.

Summary of Plan Terms

The Annual Incentive Plan authorizes incentive bonus compensation to be paid to our executive officers and other key employees with respect to each of our fiscal years or other performance periods determined by our Compensation Committee. The Annual Incentive Plan’s design includes features that support our commitment to effective management of our compensation program and protection of our stockholders’ interests. The Annual Incentive Plan is designed to allow awards made under the plan to qualify as “performance-based compensation” under Section 162(m) of the Internal Revenue Code.

Administration. The Board appointed our Compensation Committee to administer and interpret the Annual Incentive Plan. In administering the Annual Incentive Plan, our Compensation Committee may employ legal counsel, consultants and agents to administer the Annual Incentive Plan and may rely upon any opinions or computations received from these persons.

Participation and Eligibility. Our Compensation Committee has the authority to determine the participants and the terms of their awards.

Performance Periods and Objectives. Within 90 days after the commencement of each performance period (or at any later time permitted by applicable provisions of the Internal Revenue Code), our Compensation Committee shall determine the performance objectives that must be satisfied in order for a participant to receive a bonus award for the performance period. The performance objectives will be based upon our achievement of certain designated criteria, whether in absolute terms or relative to the performance of one or more similarly situated companies or a published index covering the performance of a number of companies, as determined by our Compensation Committee for the performance period. In addition, our Compensation Committee may establish the performance objectives on the basis of our overall performance or, alternatively, with respect to one or more of our business units, divisions, subsidiaries or products.

In establishing the performance objectives, our Compensation Committee may select one or more of the following criteria: net sales; revenue; revenue growth or product revenue growth; operating income (before or after taxes); pre- or after-tax income (before or after allocation of corporate overhead and bonus); net earnings; earnings per share; net income (before or after taxes); return on equity; labor cost per unit; total shareholder return; return on assets or net assets; appreciation in and/or maintenance of share price; market share; gross profits; earnings (including earnings before taxes, earnings before interest and taxes or earnings before interest, taxes, depreciation and amortization); economic value-added models or equivalent metrics; comparisons with various stock market indices; reductions in costs; cash flow or cash flow per share (before or after dividends); return on capital (including return on total capital or return on invested capital); cash flow return on investment; improvement in or attainment of expense levels or working capital levels; operating margins, gross margins or cash margin; year-end cash; debt reductions; shareholder equity; market share; regulatory achievements; and implementation, completion or attainment of measurable objectives with respect to research, development, products or projects and recruiting and maintaining personnel.

Payment of Awards. Following the end of a performance period and written certification by our Compensation Committee that applicable performance objectives were achieved, participants will become eligible to receive an award. All awards are subject to reduction or elimination by our Compensation Committee based on factors that it determines in its absolute discretion, including but not limited to, the participant’s individual performance. In no case will an award to a participant with respect to any performance period exceed $5.0 million. Awards will be payable in cash, equity or any combination determined by our Compensation Committee. Our Compensation Committee shall have the right to impose whatever conditions it deems appropriate with respect to the award of equity, including conditioning the vesting of equity on the performance of additional service. If a participant’s employment with us terminates prior to the conclusion of a performance period the participant will forfeit the right to any award not yet paid, except our Compensation Committee may determine, in its discretion, to pay a partial award with respect to the portion of the performance period worked to a participant whose employment terminates as a result of retirement, disability or death. Our Compensation Committee, in its discretion, may also waive any forfeiture in whole or in part.

Termination and Amendment. Our Compensation Committee may amend, suspend, discontinue or terminate the Annual Incentive Plan at any time.

Plan Benefits. Future benefits under the Annual Incentive Plan are not determinable currently because the grant of awards under the plan are discretionary.

Pension and Savings Plans

We maintain various savings plans, or the “Savings Plans,” qualified under Sections 401(a) and 401(k) of the Internal Revenue Code. Generally, all full-time employees, including executives and officers, are eligible to participate in the Savings Plans upon their employment with us. With the exception of Mr. Linton, the named executive officers are eligible to participate under the BWAY Corporation Retirement Savings Plan, which provides for matching contributions from us of 100% of the first 4% of annual compensation contributed after completing one year of service. Mr. Linton is eligible to participate in the North America Packaging Corporation 401(k) Retirement Savings Plan, which provides for contributions from us of 3% of compensation.

Mr. Linton is a participant in the North America Packaging Corporation Pension Plan, which was frozen in October 2004. Effective with the freeze, each active participant’s pension benefit will be determined based on the participant’s compensation and period of employment as of the freeze.

Equity Compensation Plan Information

The following table summarizes compensation plans (including individual compensation arrangements) under which the equity securities of BWAY Holding are authorized for issuance as of October 1, 2006.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders under the BCO Holding Company Incentive Plan	6,522,803	$5.30	269,569
Equity compensation plans not approved by security holders	—	—	—
Total	6,522,803	$5.30	269,569

Compensation of Directors

Directors who serve on our Board and who are also employed by us or one of our subsidiaries, or who are employed by Kelso, are not entitled to receive a fee for serving as a director. Each non-employee director is entitled to receive a fee to be determined by the Board. Mr. Hayford receives an annual retainer fee of $100,000 in accordance with his written agreement. Two non-employee directors receive annual retainer fees of $25,000.

Compensation Committee Interlocks and Insider Participation in Compensation Decisions

During fiscal 2006, the Management Resources, Nominating and Compensation Committee was composed of Thomas R. Wall, IV (Chair), Warren J. Hayford and David I. Wahrhaftig. Messrs. Wall and Wahrhaftig are managing members of KEP VI, LLC, and of Kelso GP VI, LLC, the general partner of Kelso Investment Associates VI, L.P., our principal stockholders, but are not employees or officers of BWAY or any of its subsidiaries.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS,

MANAGEMENT AND THE SELLING STOCKHOLDERS

As of June 12, 2007, there were twelve holders of the common stock of BWAY Holding and 20,524,708 shares were issued and outstanding. The following table provides certain information with respect to the beneficial ownership of our common stock as of June 12, 2007, by (i) each stockholder known by us who owns beneficially 5 percent or more of the outstanding shares of such common stock, (ii) each of our directors, (iii) each of our executive officers, (iv) all of our directors and executive officers as a group and (v) all other selling stockholders. To our knowledge, each stockholder has sole voting and investment power with respect to the shares indicated as beneficially owned, unless otherwise indicated in a footnote to the following table. Unless otherwise indicated in a footnote, the business address of each person is our corporate address.

The selling stockholders are offering a total of 10,039,216 shares of our common stock in this offering, assuming no exercise of the underwriters’ option by the underwriters. The selling stockholders, other than Jean-Pierre Ergas and Hayford Charitable Remainder Trust, have granted the underwriters’ option based on their pro rata ownership (calculated as of May 30, 2007) of shares of our common stock and vested options to acquire our common stock. The selling stockholders may be deemed to be underwriters within the meaning of the Securities Act of 1933. The amounts and percentages of shares beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

	Shares Beneficially Owned before the Offering		Shares to be Sold in the Offering		Shares Beneficially Owned after the Offering
Name and Address of Beneficial Owner	Number	Percent	Number	Percent	Number	Percent
Kelso Investment Associates VI, L.P.(1)(2)	17,643,634	85.8%	7,715,531	85.5%	9,928,103	46.0%
KEP VI, LLC(1)(2)	17,643,634	85.8%	7,715,531	85.5%	9,928,103	46.0%
Thomas R. Wall, IV(1)(3)	—	*	—	*	—	*
David I. Wahrhaftig(1)(3)	—	*	—	*	—	*
Jean-Pierre M. Ergas(4)	1,714,392	7.7%	428,597	4.5%	1,285,795	5.6%
Kenneth M. Roessler(5)	630,991	3.0%	—	*	630,991	2.8%
Kevin C. Kern(6)	231,456	1.1%	—	*	231,456	1.1%
Jeffrey M. O’Connell(7)	129,182	*	—	*	129,182	*
Warren J. Hayford(8)	3,001,176	16.8%	1,255,634	13.2%	1,745,542	7.8%
Marylou Hayford(9)	1,661,081	8.1%	669,614	7.4%	991,467	4.6%
Thomas K. Linton(10)	205,897	1.0%	—	*	205,897	*
Lawrence A. McVicker	—	*	—	*	—	*
David M. Roderick	—	*	—	*	—	*
Catherine C. Roessler(11)	64,050	*	28,008	*	36,042	*
Thomas N. Eagleson(12)	172,188	*	75,297	*	96,891	*
Magnetite Asset Investors III L.L.C.(13)	439,973	2.1%	192,399	2.1%	247,574	1.1%
Hayford Charitable Remainder Trust(14)	343,750	1.7%	343,750	3.8%	—	*
All Directors and Executive Officers as a Group (10 persons)(15)	5,913,094	24.0%	1,684,231	16.9%	4,228,863	17.1%

*	Less than one percent.

(1)	The business address for these persons is c/o Kelso & Company, 320 Park Avenue, 24th Floor, New York, New York 10022.
(2)	The shares of common stock beneficially owned by Kelso Investment Associates VI, L.P. and KEP VI, LLC represents the combined share ownership of Kelso Investment Associates VI, L.P. and KEP VI, LLC. Kelso Investment Associates VI, L.P. and KEP VI, LLC, due to their common control, could be deemed to beneficially own each of the other’s shares, but disclaim such beneficial ownership.
(3)

Messrs. Wall and Wahrhaftig, as well as Frank T. Nickell, George E. Matelich, Michael B. Goldberg, Frank K. Bynum, Jr., Philip E. Berney, Frank J. Loverro and James J. Connors, II, may be deemed to share beneficial ownership of shares of common stock owned of record by Kelso Investment Associates VI, L.P. and KEP VI, LLC, by virtue of their status as managing members of KEP VI, LLC and Kelso GP VI, LLC, the general partner of Kelso Investment Associates VI, L.P. Messrs. Nickell, Wall, Matelich, Goldberg, Wahrhaftig, Bynum, Berney, Loverro and Connors share investment and voting power with respect to the shares of common stock owned by Kelso Investment Associates VI, L.P. and KEP VI, LLC but disclaim beneficial ownership of such shares.

(4)	The shares of common stock beneficially owned by Mr. Ergas consist of 1,714,392 shares subject to options exercisable within 60 days, of which all options to be exercised and sold in the offering contemplated by this prospectus are held by Sagre Group, L.P., a limited partnership of which Mr. Ergas is the managing partner.
(5)	The shares of common stock beneficially owned by Mr. Roessler consist of 630,991 shares subject to options exercisable within 60 days. The shares of common stock beneficially owned by Mr. Roessler exclude 17,017 shares and 47,033 shares subject to options transferred to his wife in fiscal 2005 pursuant to a settlement agreement entered into in conjunction with a division of marital assets incident to their divorce.
(6)	The shares of common stock beneficially owned by Mr. Kern consist of 8,508 shares and 222,948 shares subject to options exercisable within 60 days.
(7)	The shares of common stock beneficially owned by Mr. O’Connell consist of 5,672 shares and 123,509 shares subject to options exercisable within 60 days.
(8)	The shares of common stock beneficially owned by Mr. Hayford consist of 2,317,331 shares directly owned by his wife, Marylou Hayford, and 85,088 shares and 1,255,006 shares subject to options directly owned by Mr. Hayford. Mr. Hayford disclaims beneficial ownership of all shares of our common stock owned by Hayford Charitable Remainder Trust.
(9)	Mrs. Hayford disclaims beneficial ownership all shares of our common stock owned by Hayford Charitable Remainder Trust.
(10)	The shares of common stock beneficially owned by Mr. Linton consist of 160,515 shares subject to options exercisable within 60 days and 45,382 shares issued pursuant to a deferred share agreement in connection with the offering.
(11)	Ms. Roessler’s address is 7687 Hampton Place, Cincinnati, Ohio 45244. The shares of common stock beneficially owned by Ms. Roessler consist of 17,017 shares and 47,033 shares subject to options exercisable within 60 days.
(12)	The shares of common stock beneficially owned by Mr. Eagleson consist of shares subject to options exercisable within 60 days.
(13)	The business address is c/o BlackRock Financial Management, Inc., 345 Park Avenue, 29th Floor, New York, NY 10154.
(14)	The business address is c/o Meyer & Wagner, 115 Lafayette St., St. Mary, PA 15857.
(15)	The shares of common stock held by directors and executive officers as a group exclude shares held by Kelso Investment Associates VI, L.P. and KEP VI, LLC that may be deemed to be beneficially owned by Mr. Wall and Mr. Wahrhaftig.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Securityholders Agreement

On February 7, 2003, we entered into a securityholders agreement with the Kelso affiliates, which in the aggregate own a majority of our common stock, and certain other securityholders who own our common stock and options to purchase our common stock and whom we refer to in this prospectus as the “non-Kelso securityholders.”

Pursuant to Amendment No. 2 to the Securityholders Agreement, the entire securityholders agreement shall terminate upon consummation of the offering contemplated by this prospectus.

The securityholders agreement provides that Jean-Pierre M. Ergas or a family representative or, with Kelso’s consent, other representative following his death or disability, will be a member of our Board until the later of (a) Mr. Ergas no longer serving as either our Chief Executive officer or Chairman or (b) he or his family or estate selling any of their equity in BWAY Holding. The securityholders agreement also provides that Warren J. Hayford or another person he and Mary Lou Hayford designate will be a member of our Board (or if our Board is composed of 11 or more persons, Mr. and Mrs. Hayford may designate two of our directors). Consent of the Kelso affiliates is required for any Hayford designees who are not members of the Hayford family. The Kelso affiliates have the right to designate all of the other members of our Board. Mr. Hayford or any Hayford family member board designee or the disinterested members of our Board have the right to approve all affiliate transactions and certain other matters, subject to certain specified exceptions.

The securityholders agreement generally restricts the transfer of shares of our common stock owned by securityholders other than the Kelso affiliates and any of our employees who will, at a later point, become parties to the agreement. Exceptions to this restriction include transfers for estate planning purposes or transfers in connection with certain pledges, so long as any transferee agrees to be bound by the terms of the securityholders agreement. Warren J. Hayford and Marylou Hayford have the right to transfer their shares to third parties with the consent of the Kelso affiliates.

In addition, under the securityholders agreement, securityholders other than the Kelso affiliates have “tag-along” rights to sell their shares on a pro rata basis with the Kelso affiliates in significant sales to third parties. Similarly, the Kelso affiliates have “drag-along” rights to cause securityholders other than the Kelso affiliates to sell their shares on a pro rata basis with the Kelso affiliates in significant sales to third parties. Our employees who are parties to the securityholders agreement are subject to “put” and “call” rights which, subject to certain exceptions, entitle an employee stockholder to require us to purchase their shares and which entitle us, subject to certain exceptions, to require the employee stockholder to sell their shares to us, upon any termination of the stockholder’s employment with us at differing prices, depending upon the circumstances of the termination and further subject to a six-month and one day holding period following the date of acquisition of any shares through the exercise of stock options.

Nominating Agreement

Upon consummation of the offering contemplated by this prospectus, we will enter into a Nominating Agreement with the Kelso Affiliates. Under the Nominating Agreement, so long as the aggregate beneficial ownership percentage of the Kelso Affiliates and their affiliates, including any shares of common stock over which the Kelso Affiliates or their affiliates have voting or dispositive power, in the total outstanding shares of our common stock exceeds the percentages set forth in the table below, we will include in the slate of nominees recommended to our stockholders for election as directors the number of individuals designated by Kelso set forth opposite the applicable percentage:

Ownership Percentage	Number of Kelso Designees
Less than 15% but equal to or greater than 5%	3 individuals
Less than 30% but equal to or greater than 15%	2 individuals
30% or greater	1 individual

Registration Rights Agreement

On February 7, 2003, we entered into a registration rights agreement with the Kelso affiliates and securityholders other than the Kelso affiliates. Pursuant to this agreement, the Kelso affiliates have the right to make an unlimited number of requests that we register their shares of our common stock under the Securities Act of 1933, and, following the first anniversary of an initial public offering, Mr. and Mrs. Hayford have the right to make up to two requests for such registration. In any demand registration, all of the parties to the registration rights agreement have the right to participate on a pro rata basis, subject to certain conditions. In addition, if we propose to register any of our shares (other than registrations related to exchange offers, benefit plans and certain other exceptions), all of the holders of registration rights under the registration rights agreement have the right to include their shares in the registration statement, subject to certain conditions.

Kelso Arrangements

In connection with the Transaction, BWAY paid to Kelso a one-time fee of $4.95 million in 2003. In addition, BWAY entered into an agreement, which requires BWAY to pay to Kelso annual financial advisory fees not to exceed $495,000, reimburse Kelso and certain of its affiliates for their expenses incurred in connection with the transactions and in connection with any services to be provided by Kelso or any such affiliates to BWAY on a going-forward basis, and indemnify Kelso and certain of its affiliates with respect to the Transaction and any services to be provided by Kelso or any such affiliates to BWAY on a going-forward basis. Upon completion of this offering, we will make a one-time payment to Kelso of $5.0 million in consideration for termination of payment of the annual financial advisory fees.

Exchange Agreements

We entered into separate exchange agreements, dated as of September 30, 2002, with each of Jean-Pierre M. Ergas, Warren J. Hayford, Marylou Hayford, Thomas N. Eagleson, Kevin C. Kern, Jeffrey M. O’Connell and Kenneth M. Roessler. Pursuant to these exchange agreements, immediately prior to the consummation of the merger of BCO Acquisition, Inc., a special purpose company that was merged into BWAY in connection with the Transaction, and BWAY, Marylou Hayford exchanged 1,116,121 shares of common stock of BWAY for 2,232,243 shares of our common stock, and Jean-Pierre M. Ergas, Warren J. Hayford, Thomas N. Eagleson, Kevin C. Kern, Jeffrey M. O’Connell and Kenneth M. Roessler exchanged, in the aggregate, options to acquire 1,520,801 shares of common stock of BWAY for new options to acquire, in the aggregate, 3,041,602 shares of our common stock. On July 17, 2006, Mr. Ergas cash settled options to acquire 722,547 shares of our common stock.

Management Bonus

As soon as practicable after, and conditioned upon consummation of, this offering, we will pay a bonus in the aggregate amount of $10.0 million to our employees on the closing date who are also participants in our stock incentive plan, to be allocated as shall be determined by the Compensation Committee of our board of directors. Our named executive officers, Messrs. Jean-Pierre M. Ergas, Kenneth M. Roessler, Kevin C. Kern, Jeffrey M. O’Connell and Thomas K. Linton, will receive approximately $750,000, $3.68 million, $1.42 million, $805,000 and $972,000 of this amount, respectively. The management bonus is to reward management for its contributions in improving sales and earnings performance that are expected to enable us to successfully complete the offering contemplated by this prospectus.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Senior Subordinated Notes

Overview

On February 7, 2003, BWAY Finance Corp., an entity later merged into BWAY, issued $200.0 million in aggregate principal amount of 10% Senior Subordinated Notes due 2010 in a private transaction not subject to the registration requirements of the Securities Act. On February 7, 2003, BWAY assumed the obligations of BWAY Finance Corp. under the indenture governing these notes. In December 2003, BWAY exchanged these privately placed notes for an equivalent amount of its 10% Senior Subordinated Notes due 2010, which had been registered under the Securities Act, or the “Senior Notes.” The Senior Notes are governed by an Indenture dated as of November 27, 2002 between BWAY Finance Corp. and The Bank of New York, as trustee, as assumed by BWAY Corporation on February 7, 2003 and as amended from time to time, or the “Indenture.” Interest on the Senior Notes is payable semi-annually in arrears on April 15 and October 15. The interest rate is fixed at 10% per annum.

Guarantees and Ranking

The Senior Notes are unsecured senior subordinated obligations of BWAY and are effectively subordinated to all senior debt obligations of BWAY. All of BWAY’s U.S. based subsidiaries have fully and unconditionally guaranteed the Senior Notes.

Change of Control

Upon the occurrence of a Change in Control, as defined in the Indenture, each holder of Senior Notes has the right to require BWAY to repurchase some or all of such holder’s Senior Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase.

We do not believe that the offering constitutes a Change of Control as defined in the Indenture governing the Senior Notes.

Covenants

The Indenture governing the Senior Notes contains covenants that, among other things, limit BWAY’s ability (and the ability of some or all of its subsidiaries) to:

•	incur additional debt;

•	pay dividends or distributions on its capital stock or to repurchase its capital stock;

•	make certain investments;

•	create liens on our assets to secure debt;

•	engage in transactions with affiliates;

•	merge or consolidate with another company; and

•	transfer and sell assets.

These covenants are subject to a number of important limitations and exceptions. At April 1, 2007, BWAY was in compliance with all applicable covenants related to the Senior Notes.

Optional Redemption

BWAY may redeem some or all of the Senior Notes at redemption prices specified in the Indenture (105% on October 15, 2006 declining annually to 100% on October 15, 2009).

Events of Default

The Indenture governing the Senior Notes also provides for customary events of default including non-payment of interest or principal, violation of covenants, cross default and cross acceleration of certain other material indebtedness, material judgments, certain bankruptcy events and material invalidity of guarantees.

Credit Facility

Overview

On July 17, 2006, in conjunction with the ICL acquisition, we and our subsidiaries entered into a credit facility, or the “Credit Agreement,” with various lenders, Deutsche Bank Trust Company Americas, as administrative agent, LaSalle Bank, N.A., as documentation agent and Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc., as joint arrangers. The credit facility consists of a $190.0 million B Term Loan, or the “U.S. Term Loan,” and a $50.0 million revolving credit facility, the “U.S. Revolver,” with BWAY Corporation as borrower and a CDN$56.41 million (US$50.0 million equivalent at the borrowing date) C Term Loan, or the “Canadian Term Loan,” and the Canadian dollar equivalent of a $5.0 million revolving credit facility, or the “Canadian Revolver,” with ICL ULC as borrower.

On May 10, 2007, the Credit Agreement was amended to modify certain covenants to allow the transactions contemplated by and contingent upon the offering contemplated by this prospectus.

Maturity; Amortization and Prepayments

The term loans mature July 17, 2013 and the revolving loans mature July 17, 2012. In the event the Senior Notes are not refinanced prior to April 15, 2010, the U.S. Term Loan and the U.S. Revolver and the Canadian Revolver mature April 15, 2010 and the Canadian Term Loan matures July 18, 2011.

Once repaid, the U.S. Term Loan may not be reborrowed. Scheduled quarterly repayments under the U.S. Term Loan of approximately $0.5 million each began September 30, 2006 and continue to March 31, 2013. The remaining balance is due on the maturity date. Any outstanding borrowings under the U.S. Revolver are due at maturity. In December 2006, BWAY made a voluntary prepayment on the U.S. Term Loan in the amount of $20.0 million. As a result, scheduled quarterly repayments of approximately $0.4 million resume December 31, 2007.

Once repaid, the Canadian Term Loan may not be reborrowed. Scheduled quarterly repayments of approximately CDN$141 thousand (approximately $122 thousand U.S. dollars at April 1, 2007) began September 30, 2006 and continue to March 31, 2013. The remaining balance is due on the maturity date. Any outstanding borrowings under the Canadian Revolver are due at maturity.

Interest

The U.S. Term Loan is denominated in U.S. dollars and, at the option of the borrower, may consist of a Base Rate Loan or a Eurodollar Loan, each as defined in the Credit Agreement. Interest accrues on Base Rate Loans at a fixed margin of 0.75% plus the greater of the federal funds rate plus 0.5% or the Prime Lending Rate and on Eurodollar Loans at a Eurodollar Rate (as defined in the Credit Agreement) plus a fixed margin of 1.75%. At April 1, 2007, the effective interest rate on outstanding U.S. Term Loan borrowings was approximately 7.1%.

The U.S. Revolver is denominated in U.S. dollars and, at the option of the borrower, may consist of a Base Rate Loan or a Eurodollar Loan, each as defined in the Credit Agreement. Interest accrues on Base Rate Loans at a variable margin ranging from 0.25% to 1.00% plus the greater of the federal funds rate plus 0.5% or the administrative agent’s “prime lending rate.” Interest accrues on Eurodollar Loans at a Eurodollar Rate plus a variable margin ranging from 1.25% to 2.00%. The applicable margin for either the Base Rate or Eurodollar loans is based on a Consolidated Total Leverage Ratio, as defined in the Credit Agreement.

The Canadian Term Loan is denominated in Canadian dollars and, at the option of the borrower, may consist of a Canadian Prime Rate Loan or a B/A Discount Rate Loan, each as defined in the Credit Agreement. Interest accrues on Canadian Prime Rate Loans at the greater of DB Canada’s “prime rate” or CDOR plus 75 basis points plus a fixed margin of 1.0% and on B/A Discount Rate Loans at CDOR plus a fixed margin of 2.0%. At April 1, 2007, the effective interest rate on outstanding Canadian Term Loan borrowings was approximately 6.4%.

The Canadian Revolver is denominated in either U.S. or Canadian dollars, at the option of the borrower, and, at the option of the borrower, may consist of a Base Rate Loan or a Eurodollar Loan for U.S. dollar denominated loans or Canadian Prime Rate Loan or a B/A Discount Rate Loan for Canadian dollar denominated loans, each as defined in the Credit Agreement. Interest accrues on Base Rate Loans or Canadian Prime Rate Loans at the applicable base (as discussed above) plus a variable margin ranging from 0.25% to 1.00%. Interest accrues on Eurodollar Loans or B/A Discount Rate Loans at the applicable base (as discussed above) plus a variable margin ranging from 1.25% to 2.00%. The applicable margin for either the Base Rate or Eurodollar loans is based on a Consolidated Total Leverage Ratio, as defined in the Credit Agreement.

Guarantees; Security

BWAY Holding and each of BWAY’s U.S. subsidiaries have guaranteed the U.S. Term Loan and U.S. Revolver, each of which is secured by substantially all of our U.S. assets, including our owned real property. In addition, BWAY pledged as collateral all of the issued and outstanding stock of our wholly-owned U.S. subsidiaries, and, subject to certain limitations, the outstanding stock of ICL ULC. ICL ULC has guaranteed the Canadian Term Loan and Canadian Revolver, each of which is secured by all of the assets of ICL ULC. Under certain circumstances, we are required under the Credit Agreement to utilize the proceeds of any casualty insurance, but not business interruption insurance, to repay outstanding indebtedness under the Credit Agreement rather than to reinvest such proceeds in rebuilding any facility that has been lost due to accident, terrorist attack, labor issues, weather conditions, natural disasters or otherwise.

Covenants

The Credit Agreement contains covenants that, among other things, limit our ability (and the ability of some or all of our subsidiaries) to:

•	incur additional debt;

•	pay dividends or distributions on our capital stock or to repurchase our capital stock;

•	make certain investments;

•	create liens on our assets to secure debt;

•	engage in transactions with affiliates;

•	merge or consolidate with another company and transfer and sell assets.

We are also required to maintain a minimum Consolidated Interest Coverage Ratio and to not exceed a Maximum Consolidated Total Leverage Ratio (each as defined in the Credit Agreement). These covenants are subject to a number of important limitations and exceptions. At April 1, 2007, we were in compliance with all applicable financial covenants contained in the Credit Agreement.

At April 1, 2007, we had $7.6 million in standby letter of credit commitments that reduced our available borrowings under the U.S. Revolver to $42.4 million. There were no outstanding borrowings under the U.S. Revolver or Canadian Revolver at April 1, 2007.

DESCRIPTION OF CAPITAL STOCK

Overview

The amended and restated certificate of incorporation of BWAY Holding, which we refer to in this prospectus as our “certificate of incorporation,” became effective on May 25, 2007. It authorizes 200,000,000 shares of common stock, par value $.01 per share. There are currently 20,524,708 shares of our common stock issued and outstanding. In addition, our certificate of incorporation authorizes 20,000,000 shares of preferred stock, par value $.01 per share, none of which has been issued or is outstanding.

Our amended and restated by-laws also became effective on May 25, 2007. We refer to our amended and restated by-laws in this prospectus as our “by-laws.”

The following descriptions of our capital stock and provisions of our certificate of incorporation and by-laws are summaries of their material terms and provisions and are qualified by reference to our certificate of incorporation and by-laws, copies of which have been filed with the SEC as exhibits to our registration statement of which this prospectus is a part.

Common Stock

Each holder of our common stock is entitled to one vote per share on all matters to be voted on by stockholders. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Any director may be removed only for cause, upon the affirmative vote of the holders of a majority of the outstanding shares of our common stock entitled to vote for the election of the directors.

The holders of our common stock are entitled to receive any dividends and other distributions that may be declared by our Board, subject to any preferential dividend rights of outstanding preferred stock. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to receive proportionately any of our assets remaining after the payment of liabilities and subject to the prior rights of any outstanding preferred stock. Our ability to pay dividends on our common stock is subject to our subsidiaries’ ability to pay dividends to BWAY Holding, which is in turn subject to the restrictions set forth in our senior credit facilities and the indentures governing the Senior Notes.

Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of our common stock are fully paid and non-assessable. The rights and privileges of holders of our common stock are subject to any series of preferred stock that we may issue in the future, as described below.

LaSalle Bank, N.A. is the transfer agent and registrar for our common stock.

Preferred Stock

Under our certificate of incorporation, our Board has the authority, without further vote or action by the stockholders, to issue up to 20,000,000 shares of preferred stock in one or more series and to fix the number of shares of any class or series of preferred stock and to determine its voting powers, designations, preferences or other rights and restrictions. The issuance of preferred stock could adversely affect the rights of holders of common stock. We have no present plan to issue any shares of preferred stock.

Corporate Opportunities

Our certificate of incorporation provides that our stockholders that are affiliates of Kelso have no obligation to offer us an opportunity to participate in business opportunities presented to Kelso or its officers, directors, agents, members, partners and affiliates even if the opportunity is one that we might reasonably have pursued, and that neither Kelso nor its officers, directors, agents, members, partners or affiliates are liable to us or our stockholders for breach of any duty by reason of any such activities unless, in the case of any person who is a director or officer of our company, such business opportunity is expressly offered to such director or officer in writing solely in his or her capacity as an officer or director of our company. Stockholders are deemed to have notice of and consented to this provision of our certificate of incorporation.

Change of Control Related Provisions of Our Certificate of Incorporation and By-Laws and Delaware Law

A number of provisions in our certificate of incorporation and by-laws and under the Delaware General Corporation Law may make it more difficult to acquire control of us. These provisions may have the effect of discouraging a future takeover attempt not approved by our board of directors but which individual stockholders may deem to be in their best interests or in which stockholders may receive a substantial premium for their shares over then current market prices. As a result, stockholders who might desire to participate in such a transaction may not have an opportunity to do so. In addition, these provisions may adversely affect the prevailing market price of the common stock. These provisions are intended to:

•	enhance the likelihood of continuity and stability in the composition of our board of directors;

•	discourage some types of transactions that may involve an actual or threatened change in control of us;

•	discourage certain tactics that may be used in proxy fights;

•	ensure that our board of directors will have sufficient time to act in what the board believes to be in the best interests of us and our stockholders; and

•	encourage persons seeking to acquire control of us to consult first with our board to negotiate the terms of any proposed business combination or offer.

Unissued Shares of Capital Stock

Common Stock

There are 20,524,708 shares of our authorized common stock currently outstanding and no new shares will be issued in connection with this offering (although an additional 1,015,816 shares are expected to be issued and sold in this offering in connection with option exercises by selling stockholders). The remaining shares of authorized and unissued common stock will be available for future issuance without additional stockholder approval. While the additional shares are not designed to deter or prevent a change of control, under some circumstances we could use the additional shares to create voting impediments or to frustrate persons seeking to effect a takeover or otherwise gain control by, for example, issuing those shares in private placements to purchasers who might side with our board of directors in opposing a hostile takeover bid.

Preferred Stock

Our certificate of incorporation provides that our board of directors has the authority, without any further vote or action by our stockholders, to issue preferred stock in one or more series and to fix the number of shares constituting any such series and the preferences, limitations and relative rights, including dividend rights, dividend rate, voting rights, terms of redemption, redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series. The existence of authorized but unissued preferred stock could reduce our attractiveness as a target for an unsolicited takeover bid since we could, for example, issue shares of preferred stock to parties who might oppose such a takeover bid or shares that contain terms the potential acquiror may find unattractive. This may have the effect of delaying or preventing a change of control, may discourage bids for our common stock at a premium over the market price of our common stock, and may adversely affect the market price of and the voting and other rights of the holders of common stock.

Board of Directors; Vacancies and Removal of Directors

Our certificate of incorporation provides that our directors serve three-year terms. Our certificate of incorporation provides that directors may be removed only for cause at a meeting of stockholders upon the affirmative vote of the holders of a majority of the outstanding shares of our common stock entitled to vote for the election of the director. Vacancies in our board of directors may be filled only by our board of directors. Any director elected to fill a vacancy will hold office until such director’s successor shall have been duly elected and qualified. No decrease in the number of directors will shorten the term of any incumbent director. Our by-laws provide that the number of directors shall be fixed and increased or decreased from time to time by resolution of the board of directors (but may not be less than three directors).

These provisions may have the effect of slowing or impeding a third party from initiating a proxy contest, making a tender offer or otherwise attempting a change in the membership of our board of directors that would effect a change of control.

Advance Notice Requirements for Nomination of Directors and Presentation of New Business at Meetings of Stockholders; Calling Stockholder Meetings; Action by Written Consent

Our by-laws require advance notice for stockholder proposals and nominations for director. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Under our by-laws, stockholders are deemed to have complied with this notice requirement if they have provided notice in compliance with Exchange Act Rule 14a-8(e). Also, special meetings of the stockholders may only be called by the board of directors or upon a request by holders of at least 30% in voting power of all the outstanding shares entitled to vote at that meeting. Our certificate of incorporation and by-laws prohibit stockholders from taking action by written consent in lieu of an annual or special meeting.

These provisions make it more procedurally difficult for a stockholder to place a proposal or nomination on the meeting agenda or to take action without a meeting, and therefore may reduce the likelihood that a stockholder will seek to take independent action to replace directors or seek a stockholder vote with respect to other matters that are not supported by management.

Limitation of Liability of Directors; Indemnification of Directors

Our certificate of incorporation provides that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that this limitation on or exemption from liability is not permitted by the Delaware General Corporation Law and any amendments to that law.

The principal effect of the limitation on liability provision is that a stockholder will be unable to prosecute an action for monetary damages against a director unless the stockholder can demonstrate a basis for liability for which indemnification is not available under the Delaware General Corporation Law. This provision, however, does not eliminate or limit director liability arising in connection with causes of action brought under the federal securities laws. Our certificate of incorporation does not eliminate our directors’ duty of care. The inclusion of this provision in our certificate of incorporation may, however, discourage or deter stockholders or management from bringing a lawsuit against directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited us and our stockholders. This provision should not affect the availability of equitable remedies such as injunction or rescission based upon a director’s breach of the duty of care.

Our certificate of incorporation provides that we are required to indemnify and advance expenses to our directors to the fullest extent permitted by law, except in the case of a proceeding instituted by the director without the approval of our board of directors. Our by-laws provide that we are required to indemnify our directors and officers, to the fullest extent permitted by law, for all judgments, fines, settlements, legal fees and other expenses incurred in connection with pending or threatened legal proceedings because of the director’s or officer’s positions with us or another entity that the director or officer serves at our request, subject to various conditions, and to advance funds to our directors and officers to enable them to defend against such proceedings. To receive indemnification, the director or officer must have been successful in the legal proceeding or have acted in good faith and in what was reasonably believed to be a lawful manner in our best interest.

Prior to the completion of this offering, we will enter into an indemnification agreement with each of our directors. The indemnification agreement will provide the directors with contractual rights to the indemnification and expense advancement rights provided under our by-laws, as well as contractual rights to additional indemnification as provided in the indemnification agreement.

Delaware Takeover Statute

We have opted out of Section 203 Delaware General Corporation Law, which would have otherwise imposed additional requirements regarding mergers and other business combinations.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect the market price of our common stock. After this offering is completed, the number of shares available for future sale into the public markets is subject to legal and contractual restrictions, some of which are described below. The expiration of these restrictions will permit sales of substantial amounts of our common stock in the public market or could create the perception that these sales could occur, which could adversely affect the market price for our common stock. These factors could also make it more difficult for us to raise funds through future offerings of common stock.

Sale of Restricted Securities

After this offering, 21,585,906 shares of our common stock will be outstanding, giving effect to the exercise of options to purchase 1,015,816 shares of our common stock and the sale of the underlying shares in the offering contemplated by this prospectus. Of these shares, all of the shares sold in this offering will be freely tradable without restriction under the Securities Act, unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. The remaining shares of our common stock that will be outstanding after this offering are “restricted securities” within the meaning of Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below. Subject to the lock-up agreements described below, shares held by our affiliates that are not restricted securities or that have been owned for more than one year may be sold subject to compliance with Rule 144 of the Securities Act without regard to the prescribed one-year holding period under Rule 144.

Stock Options

Upon completion of this offering, we intend to file one or more registration statements under the Securities Act to register the shares of common stock to be issued under our stock option plans and, as a result, all shares of common stock acquired upon exercise of stock options and other equity based awards granted under these plans will also be freely tradable under the Securities Act unless purchased by our affiliates. A total of 8,850,268 shares of common stock are reserved for issuance under our benefit plans.

Lock-Up Arrangements

We, the Kelso affiliates, our directors and executive officers named under “Security Ownership of Certain Beneficial Owners, Management and the Selling Stockholders” and the other selling stockholders have agreed with the underwriters, subject to exceptions, not to (1) offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of common stock or any options or warrants to purchase any shares of common stock or any securities convertible into or exchangeable for or that represent the right to receive shares of common stock, owned directly (including holdings as a custodian) or with respect to which the party subject to the lock-up has beneficial ownership or (2) enter into any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of any shares of common stock, for 180 days after the date of this prospectus, except with the prior written consent of representatives of the underwriters. The 180-day restricted period will be automatically extended if: (1) during the last 17 days of the 180-day restricted period the company issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, the company announces that it will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event. Following the lock-up periods, we estimate that approximately 11,546,690 shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 or Rule 701 under the Securities Act.

Registration Rights Agreement

Stockholders currently representing substantially all of the shares of our common stock will have the right to require us to register shares of common stock for resale in some circumstances. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Rule 144

In general, under Rule 144, as currently in effect, beginning 90 days after the date of this prospectus, any person or persons whose shares are aggregated, including an affiliate, who has beneficially owned shares of our common stock for a period of at least one year is entitled to sell, within any three month period, a number of shares that does not exceed the greater of:

•	1% of the then-outstanding shares of common stock; and

•

the average weekly trading volume in the common stock on the New York Stock Exchange during the four calendar weeks preceding the date on which the notice of the sale is filed with the Securities and Exchange Commission.

Sales under Rule 144 are also subject to provisions relating to notice, manner of sale, volume limitations and the availability of current public information about us.

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares for at least two years, including the holding period of any prior owner other than an “affiliate,” is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

On May 23, 2007, the SEC proposed changes to Rule 144 which would reduce the minimum holding period applicable to sales of shares by each of affiliates and non-affiliates, and eliminate the notice, manner of sale, volume limitation and public information provisions with respect to some sales by non-affiliates. It is unclear when, or if, such proposals will be adopted by the SEC.

Rule 701

In general, Rule 701 under the Securities Act may be relied upon for the resale of our common stock originally issued by us before our initial public offering to our employees, directors, officers, consultants or advisers under written compensatory benefit plans, including our stock option plans, or contracts relating to the compensation of these persons. Shares of our common stock issued in reliance on Rule 701 are “restricted securities” and, beginning 90 days after the date of this prospectus, may be sold by non-affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with the one-year holding period, in each case subject to the lock-up agreements.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS

The following is a general discussion of the material U.S. federal income and estate tax consequences relating to the ownership and disposition of our common stock by non-United States holders, as defined below, who purchase shares of our common stock and hold such shares as capital assets. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended, or the Code, existing and proposed Treasury regulations promulgated thereunder, and administrative and judicial interpretation thereof, all as in effect or proposed on the date hereof and all of which are subject to change, possibly with retroactive effect or different interpretations. This discussion does not address all of the tax consequences that may be relevant to specific holders in light of their particular circumstances or to holders subject to special treatment under U.S. federal income or estate tax laws (such as financial institutions, insurance companies, tax-exempt organizations, retirement plans, partnerships and their partners, other pass-through entities and their members, dealers in securities, brokers, U.S. expatriates, or persons who have acquired shares of our common stock as part of a straddle, hedge, conversion transaction or other integrated investment). This discussion does not address the U.S. state and local or non-U.S. tax consequences relating to the ownership and disposition of our common stock. You are urged to consult your own tax advisor regarding the U.S. federal tax consequences of owning and disposing of our common stock, as well as the applicability and effect of any state, local or foreign tax laws.

As used in this discussion, the term “non-United States holder” refers to a beneficial owner of our common stock that for U.S. federal income or estate tax purposes, as applicable, is an individual corporation, estate or trust that is not:

(i) an individual who is a citizen or resident of the United States;

(ii) a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States or any state or political subdivision thereof or therein, including the District of Columbia;

(iii) an estate the income of which is subject to U.S. federal income tax regardless of source thereof; or

(iv) a trust (a) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all its substantial decisions, or (b) that has in effect a valid election under applicable U.S. Treasury Regulations to remain a domestic trust.

The test for whether an individual is a resident of the United States for U.S. federal estate tax purposes differs from the test used for U.S. federal income tax purposes. Some individuals, therefore, may be non-United States holders for purposes of the federal income tax discussion, but not for purposes of the federal estate tax discussion and vice versa.

If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding shares of our common stock, we urge you to consult your own tax advisor.

Dividends

We or a withholding agent will have to withhold U.S. federal withholding tax from the gross amount of any dividends paid to a non-United States holder at a rate of 30%, unless (i) an applicable income tax treaty reduces such rate, and a non-United States holder claiming the benefit of such treaty provides to us or such agent proper Internal Revenue Service (“IRS”) documentation or (ii) the dividends are effectively connected with a non-United States holder’s conduct of a trade or business in the United States and the non-United States holder provides to us or such agent proper IRS documentation. In the latter case, such non-United States holder generally will be subject to U.S. federal income tax with respect to such dividends in the same manner as a U.S. citizen or corporation, as applicable, unless otherwise provided in an applicable income tax treaty. Additionally, a non-United States holder that is a corporation could be subject to a branch profits tax on effectively connected dividend income, subject to certain adjustments, at a rate of 30% (or at a reduced rate under an applicable income tax treaty). If a non-United States holder is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, such non-United States holder may obtain a refund of any excess amount withheld by filing an appropriate claim for refund with the IRS.

Sale, Exchange or Other Disposition

Generally, a non-United States holder will not be subject to U.S. federal income tax on gain realized upon the sale, exchange or other disposition of shares of our common stock unless (i) such non-United States holder is an individual present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition and certain other conditions are met, (ii) the gain is effectively connected with such non-United States holder’s conduct of a trade or business in the United States, and where a tax treaty provides, the gain is attributable to a U.S. permanent establishment of such non-United States holder, in which case the 30% branch profits tax may also apply to corporate holders, or (iii) we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period preceding such sale, exchange or other disposition or the period that such non-United States holder held our common stock (such shorter period, the “Applicable Period”).

We do not believe that we have been, are currently or are likely to be a U.S. real property holding corporation for U.S. federal income tax purposes. If we are or were to become a U.S. real property holding corporation, so long as our common shares are regularly traded on an established securities market and continue to be traded, a non-United States holder would be subject to U.S. federal income tax on any gain from the sale, exchange or other disposition of our common stock only if such non-United States holder actually or constructively owned, during the Applicable Period, more than 5% of our common stock.

Special rules may apply to non-United States holders, such as controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid federal income tax, that are subject to special treatment under the Code. These entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Federal Estate Tax

Common stock owned or treated as owned by an individual who is a non-United States holder at the time of his or her death generally will be included in the individual’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding Tax

Generally, we must report annually to the IRS and to each non-United States holder the amount of dividends paid to such non-United States holder and the amount, if any, of tax withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-United States holder resides.

Generally, additional information reporting and backup withholding of United States federal income tax at the applicable rate may apply to dividend payments made by us or our paying agent to a non-United States holder if such holder fails to make the appropriate certification that the holder is not a U.S. person or if we or our paying agent has actual knowledge or reason to know that the payee is a U.S. person.

Payments of the proceeds of the sale of our common stock to or through a foreign office of a U.S. broker or of a foreign broker with certain specified U.S. connections will be subject to information reporting requirements, unless the payee is an exempt recipient or such broker has evidence in its records that the payee is not a U.S. person. Payments of the proceeds of a sale of our common stock to or through the U.S. office of a broker will be subject to information reporting and backup withholding unless the payee certifies under penalties of perjury as to his or her status as a non-U.S. person or otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules from a payment to a non-United States holder of our common stock will be allowed as a credit against such holder’s U.S. federal income tax, if any, or will be otherwise refundable, provided that the required information is furnished to the IRS in a timely manner.

UNDERWRITING

BWAY Holding, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Banc of America Securities LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co	3,513,726
Banc of America Securities LLC	3,513,726
Deutsche Bank Securities Inc.	1,505,882
J.P. Morgan Securities Inc.	1,505,882

Total	10,039,216

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,505,882 shares from certain selling shareholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling shareholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 1,505,882 additional shares. The selling stockholders, other than Jean-Pierre Ergas and Hayford Charitable Remainder Trust, have granted the underwriters’ option based on their pro rata ownership (calculated as of May 30, 2007) of shares of our common stock and vested options to acquire our common stock.

Paid by the Selling Stockholders	No Exercise	Full Exercise
Per Share	$1.0125	$1.0125
Total	$10,164,706	$11,689,412

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.6075 per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

BWAY Holding and its officers, directors, and holders of substantially all of the company’s common stock, including the selling shareholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. The underwriters have no established criteria to determine whether to consent to the waiver of lock-up restrictions and such determination will be made in the sole discretion of the representatives of the underwriters. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period the company issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, the company announces that it will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among BWAY Holding, the selling shareholders and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the company’s historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We have been authorized to list the common stock on the New York Stock Exchange under the symbol BWY. In order to meet one of the requirements for listing the common stock on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 400 beneficial holders.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from certain selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by BWAY Holding of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the company; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the “Securities and Exchange Law”) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

BWAY Holding and the selling shareholders estimate that total expenses of the offering, excluding underwriting discounts and commissions, to be paid by BWAY Holding will be approximately $4.0 million.

BWAY Holding and the selling shareholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We expect to pay a one-time $2.0 million advisory fee to Deutsche Bank Securities Inc. in connection with and contingent upon closing of this offering.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for BWAY Holding, for which they received or will receive customary fees and expenses. Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc. have acted as joint arrangers, and an affiliate of Deutsche Bank Securities Inc. acts as administrative agent, for BWAY Holding’s credit facility, for which each has received customary fees and expenses.

LEGAL MATTERS

The validity of the common stock offered in this offering will be passed upon for us by Debevoise & Plimpton LLP, New York, New York and for the underwriters by Sullivan & Cromwell LLP, New York, New York.

EXPERTS

The consolidated financial statements as of October 2, 2005 and October 1, 2006, and for each of the three years in the period ended October 1, 2006 included in this prospectus and the related financial statement schedules included elsewhere in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s adoption of Financial Accounting Standards Board Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143,” in the fourth quarter of fiscal year 2006) and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus, filed as part of the registration statement, does not contain all the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common stock, we refer you to the registration statement and to its exhibits and schedules. With respect to statements in this prospectus about the contents of any contract, agreement or other document, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement, and each such statement is qualified in all respects by reference to the document to which it refers.

The public may read and copy any reports or other information that we file with the SEC. Such filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. The SEC’s website is included in this prospectus as an inactive textual reference only. You may also read and copy any document that we file with the SEC at its public reference room at 100 F Street, N.E., Washington D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

Upon completion of this offering, BWAY Holding will be subject to the informational requirements of the Exchange Act and will be required to file reports, proxy statements and other information with the SEC. You will be able to inspect and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at the address noted above. You will also be able to obtain copies of this material from the Public Reference Room of the SEC as described above, or inspect them without charge at the SEC’s website. Upon completion of this offering, you will also be able to access, free of charge, our reports filed with the SEC (for example, our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K and any amendments to those forms) through the investor relations portion of our Internet website (http://www.bwaycorp.com). Reports filed with or furnished to the SEC will be available as soon as reasonably practicable after they are filed with or furnished to the SEC. Our website is included in this prospectus as an inactive textual reference only. The information found on our website is not part of this prospectus or any report filed with or furnished to the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by an independent registered public accounting firm.

BWAY HOLDING COMPANY

INDEX TO FINANCIAL STATEMENTS

Page

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF APRIL 1, 2007 AND FOR THE SIX MONTHS ENDED APRIL 2, 2006 AND APRIL 1, 2007

Unaudited Consolidated Balance Sheet	F-2

Unaudited Consolidated Statements of Operations	F-3

Unaudited Consolidated Statements of Cash Flows	F-4

Notes to Unaudited Consolidated Financial Statements	F-5

CONSOLIDATED FINANCIAL STATEMENTS AS OF OCTOBER 2, 2005 AND OCTOBER 1, 2006 AND FOR THE YEARS ENDED OCTOBER 3, 2004, OCTOBER 2, 2005 AND OCTOBER 1, 2006

Report of Independent Registered Public Accounting Firm	F-23

Consolidated Balance Sheets	F-24

Consolidated Statements of Operations	F-25

Consolidated Statements of Stockholders’ Equity	F-26

Consolidated Statements of Cash Flows	F-27

Notes to Consolidated Financial Statements	F-28

FINANCIAL STATEMENT SCHEDULES

Schedule I—Condensed Financial Information of the Registrant	S-1

Schedule II—Valuation and Qualifying Accounts	S-6

BWAY HOLDING COMPANY AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEET

		Pro Forma As Adjusted
(Dollars in thousands, except share data)	April 1, 2007	April 1, 2007
Assets
CURRENT ASSETS
Cash and cash equivalents	$10,765	$—
Accounts receivable, net of allowance for doubtful accounts of $1,799	115,167	115,167
Inventories, net	100,613	100,613
Income taxes receivable	—	2,136
Deferred tax assets	2,881	2,881
Other	8,386	8,386

TOTAL CURRENT ASSETS	237,812	229,183

PROPERTY, PLANT AND EQUIPMENT, NET	138,617	138,617

OTHER ASSETS
Goodwill	248,994	248,994
Other intangible assets, net	163,077	163,077
Deferred financing costs, net of accumulated amortization of $5,076	9,860	9,860
Other	1,505	1,505

TOTAL OTHER ASSETS	423,436	423,436

TOTAL ASSETS	$799,865	$791,236

Liabilities and Stockholders’ Equity
CURRENT LIABILITIES
Accounts payable	$108,726	$108,726
Accrued salaries and wages	11,989	11,989
Accrued interest	10,595	10,595
Accrued rebates	7,302	7,302
Income taxes payable	1,541	—
Current portion of long-term debt	1,346	1,346
Other	18,380	18,380

TOTAL CURRENT LIABILITIES	159,879	158,338

LONG-TERM DEBT	416,587	423,983

OTHER LIABILITIES
Deferred tax liabilities	65,745	57,472
Other	23,082	23,082

TOTAL OTHER LIABILITIES	88,827	80,554

TOTAL LIABILITIES	665,293	662,875

COMMITMENTS AND CONTINGENCIES (NOTE 9)

STOCKHOLDERS’ EQUITY
Common stock, $.01 par value, 23,995,088 shares authorized actual, 200,000,000 shares authorized pro forma as adjusted; 20,524,708 shares issued and outstanding actual, 21,585,906 shares issued and outstanding pro forma as adjusted	205	216
Additional paid-in capital	106,151	120,479
Retained earnings	29,438	8,888
Accumulated other comprehensive loss	(1,222)	(1,222)

TOTAL STOCKHOLDERS’ EQUITY	134,572	128,361

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$799,865	$791,236

The accompanying Notes to Unaudited Consolidated Financial Statements

are an integral part of these statements.

BWAY HOLDING COMPANY AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six Months Ended
(Dollars in thousands)	April 2, 2006	April 1, 2007
NET SALES	$426,792	$436,647

COSTS AND EXPENSES
Cost of products sold (excluding depreciation and amortization)	379,002	370,688
Depreciation and amortization	20,337	22,575
Selling and administrative expense	9,558	10,808
Restructuring charge (adjustment)	195	(164)
Interest expense, net	16,511	18,723
Other expense, net	721	587

TOTAL COSTS AND EXPENSES	426,324	423,217

INCOME BEFORE INCOME TAXES	468	13,430

Provision for income taxes	157	5,616

NET INCOME	$311	$7,814

NET INCOME PER SHARE (NOTE 7)
Basic	$0.02	$0.38
Diluted	0.01	0.31

The accompanying Notes to Unaudited Consolidated Financial Statements

are an integral part of these statements.

BWAY HOLDING COMPANY AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended
(Dollars in thousands)	April 2, 2006	April 1, 2007
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$311	$7,814
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Depreciation	13,835	14,752
Amortization of other intangible assets	6,502	7,823
Amortization of deferred financing costs	1,063	1,049
Provision for doubtful accounts	43	102
Loss on disposition of property, plant and equipment	332	233
Deferred income taxes	(5,585)	(4,390)
Stock-based compensation expense	510	477
Changes in assets and liabilities, net of effects of business acquisitions
Accounts receivable	(2,325)	2,766
Inventories	(3,346)	(18,345)
Other assets	(763)	(3,158)
Accounts payable	10,368	(11,167)
Accrued and other liabilities	(5,539)	(8,087)
Income taxes	(4,831)	7,699

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	10,575	(2,432)

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(14,882)	(10,661)
Business acquisitions	—	(6,065)
Other	667	76

NET CASH USED IN INVESTING ACTIVITIES	(14,215)	(16,650)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of term loan	(30,000)	(20,243)
Principal repayments under capital leases	(119)	(94)

NET CASH USED IN FINANCING ACTIVITIES	(30,119)	(20,337)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	—	(795)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(33,759)	(40,214)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	51,889	50,979

CASH AND CASH EQUIVALENTS, END OF PERIOD	$18,130	$10,765

SUPPLEMENTAL DISCLOSURES
Cash paid during the period for:
Interest	$15,697	$16,915
Income taxes	10,574	2,120
Detail of business acquisitions:
Fair value of assets acquired	—	11,111
Liabilities assumed	—	(5,046)

Cash paid for business acquisitions	—	6,065
Non-cash investing and financing activities
Amounts owed for capital expenditures	856	810

The accompanying Notes to Unaudited Consolidated Financial Statements

are an integral part of these statements.

BWAY CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. General

Principles of Consolidation and Basis of Presentation

The accompanying unaudited consolidated financial statements include the accounts of BWAY Holding Company (formerly known as “BCO Holding Company”) and its subsidiaries (“BWAY Holding”) (collectively, the “Company”, “we” or “our”) and have been prepared without audit. Certain information and footnote disclosures, including critical and significant accounting policies, normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These statements and the accompanying notes should be read in conjunction with the audited consolidated financial statements and the accompanying notes included elsewhere in this prospectus. The consolidated financial statements include all normal recurring adjustments necessary for a fair presentation of the financial position and results of operations for the periods presented.

Results of operations for the six months ended April 1, 2007 are not necessarily indicative of the results that may be expected for the entire fiscal year.

Unless otherwise stated, references to years in these consolidated financial statements relate to fiscal years rather than to calendar years.

Pro Forma Information

The pro forma balance sheet information as of April 1, 2007 gives effect to (i) payment of a one-time $5.0 million termination fee to Kelso contingent upon the closing of the initial public offering, (ii) payment of a one-time $10.0 million bonus to certain members of management contingent upon the closing of the initial public offering, (iii) payment of $4.0 million in transaction expenses payable by the Company in connection with the public offering, (iv) payment of a one-time $2.0 million advisory fee to Deutsche Bank Securities Inc. contingent upon the closing of the initial public offering, (v) an $11.5 million non-cash stock-based compensation charge related to the accelerated vesting of certain stock options concurrently with and contingent upon the closing of the initial public offering, (vi) the tax effect of the adjustments contemplated in (i) through (v) and (vii) the exercise of options to purchase 1,015,816 shares of our common stock and the sale of the underlying shares in completion of the offering contemplated by this prospectus, as if such transactions had occurred on April 1, 2007.

Business and Segment Information

BWAY Holding is a holding company without independent operations. Our operating subsidiary, BWAY Corporation and its subsidiaries (“BWAY”), manufacture and distribute metal and rigid plastic containers that are used primarily by manufacturers of industrial and consumer products for packaging. We have operations in the United States and Canada and sell primarily to customers located in these geographic markets.

We manufacture and distribute metal and rigid plastic containers for paint and certain other consumer and industrial products primarily in the United States and Canada. We report two segments—metal packaging and plastics packaging. See Note 10, “Business Segments”, for a discussion of our business segments.

Our common stock is privately held by affiliates of Kelso & Company, L.P. and certain members of management, as a result of a leveraged buyout completed on February 7, 2003 (the “Transaction”). Pursuant to the Transaction, we purchased all of the issued and outstanding shares of BWAY, which, at the time, was publicly traded on the New York Stock Exchange. References herein to “Predecessor” refer to BWAY prior to the Transaction.

BWAY HOLDING COMPANY AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Our fiscal year ends on the Sunday closest to September 30. Our North America Packaging Corporation (“NAMPAC”) and ICL Industrial Containers ULC (“ICL”) subsidiaries report their financial position and results of operations on a calendar month basis with fiscal years ending on September 30. There were no significant or unusual transactions between the calendar month and fiscal month ending dates that should have been considered in the consolidated financial statements.

In March 2007, we filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-1 under the Securities Act related to our common stock. Once the SEC declares the registration statement effective, certain selling stockholders, including Kelso, our executive chairman and another member of the board, intend to offer a portion of their BWAY Holding shares to the public. We will not receive the proceeds from the shares being sold by the selling stockholders. We expect to incur a charge of approximately $32.5 million upon the closing of our initial public offering. Approximately $21.0 million of the charge, including payment of a $2.0 million one-time advisory fee to Deutsche Bank Securities Inc. contingent upon closing of BWAY Holding’s initial public offering, will be settled in cash and approximately $11.5 million of the charge represents non-cash stock-based compensation related to accelerated vesting of certain stock options.

Acquisitions

Industrial Containers

On July 17, 2006, we acquired substantially all of the assets and assumed certain of the liabilities of Industrial Containers, Ltd., (“ICL Ltd.”) a Toronto based manufacturer of rigid plastic containers and steel pails for industrial packaging markets (the “ICL Acquisition”). The assets were acquired by our subsidiary, ICL. The results of operations related to this acquisition are included from the acquisition date.

Vulcan Containers

On January 30, 2007, we acquired substantially all of the assets and assumed certain of the liabilities of Vulcan Containers, Ltd. (“Vulcan”) for a purchase price of approximately CDN$7.1 million, including transaction costs, (approximately $6.0 million U.S. dollars at the closing date) (the “Vulcan Acquisition”). We funded the acquisition using available cash on hand. Vulcan is headquartered in Toronto and produces steel pails for distribution primarily in Canada. The acquired business is included in our metal packaging segment.

The Vulcan acquisition further expands our presence in Canada, a market we believe will be important for our future growth, and provides an opportunity to leverage the manufacturing capacity of ICL. In February 2007, we committed to a plan to consolidate the Vulcan business with and into our ICL operations. As a result, we intend to close the Vulcan manufacturing facilities and terminate approximately 100 employees. In connection with the preliminary purchase price allocation pursuant to EITF Issue 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination (“EITF 95-3”), we recorded a reorganization liability of approximately $3.6 million, which consists of severance payments and facility closure costs.

The acquisition was accounted for as a purchase in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations (“SFAS No. 141”). As such, the assets and liabilities have been recorded at estimated fair value at the date of acquisition. We allocated the purchase price based on our estimates of fair value.

BWAY HOLDING COMPANY AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a summary of the fair value of the assets acquired and liabilities assumed as of the date of acquisition based on a preliminary purchase price allocation. The finalization of certain transaction costs, among other things, could result in an adjustment to the allocation.

(Dollars in thousands)
Current assets	$4,453
Intangible assets subject to amortization	5,391
Goodwill	1,217
Other	33

Total assets	11,094

Current liabilities	1,406
Reorganization liability	3,640
Total liabilities	5,046

PURCHASE PRICE	$6,048

The life of the acquired intangible assets subject to amortization, which consist solely of customer relationships, is included in our metal packaging segment and is approximately 14 years. Goodwill resulting from this acquisition is not deductible for income tax purposes.

Stock Split and Shares Authorized

On May 23, 2007, the Board declared a stock split of our common stock by means of a stock dividend in the amount of 0.87081603410564 shares of common stock for each share of common stock issued and held by stockholders of record as of the close of business on May 23, 2007 payable on May 25, 2007. The Board also adjusted each outstanding option to purchase one share of common stock under our stock-based compensation plans as of the close of business on May 23, 2007 to be an option to purchase 1.87081603410564 shares of common stock at an exercise price equal to 53.452610078685% of the original exercise price for that option. All share and per share amounts (except par value) have been adjusted to reflect the effect of the stock split for all periods presented.

On May 25, 2007, we filed an amendment to our certificate of incorporation to increase our authorized share capital to 200,000,000 shares of common stock, par value $0.01 per share and 20,000,000 shares of preferred stock, par value $0.01 per share. There was no preferred stock outstanding at April 1, 2007 on an actual or pro forma as adjusted basis.

Recently Issued Accounting Standards

In July 2006, the Financial Accounting Standards Board (the “FASB”) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”). This interpretation clarifies the accounting for uncertainty in tax positions taken or expected to be taken in a tax return and requires that we recognize in our financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure requirements for uncertain tax positions. The provisions of FIN 48 are effective for us at the beginning of 2008 (October 2007). We are currently evaluating the impact of FIN 48 on our consolidated financial statements.

BWAY HOLDING COMPANY AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159”). SFAS No. 159 expands opportunities to use fair value measurement in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for us at the beginning of fiscal 2009 (October 2008). We have not decided if we will early adopt SFAS No. 159 or if we will choose to measure any eligible financial assets and liabilities at fair value.

2. Inventories

(Dollars in thousands)	April 1, 2007
Raw materials	$34,626
Work-in-progress	38,577
Finished goods	40,345

Inventories at FIFO cost	113,548
LIFO reserve	(12,935)

INVENTORIES	$100,613

We intend to change our method of accounting for the cost of inventories for our U.S. subsidiaries from the last-in, first-out (LIFO) method of inventory valuation to the first-in, first-out (FIFO) method, effective for the third quarter of fiscal 2007. The inventories of our non-U.S. subsidiaries will continue to be valued using the FIFO method. After this change, all of our inventories will be valued using the FIFO method.

We believe that the FIFO method is preferable to the LIFO method because it (1) will better match revenues and expenses for financial and tax reporting purposes; (2) will provide a consistent valuation method for all of our inventories; (3) provides for period-end FIFO inventory values, which will be more current in rising price environments, and, as such, will better approximate replacement cost; and (4) will reduce the administrative burden of calculating LIFO reserve adjustments.

3. Goodwill and Other Intangibles

Change in the net carrying amount of goodwill by reportable segment during the first six months of 2007:

(Dollars in thousands)	Metal Packaging	Plastics Packaging	Total
BALANCE, OCTOBER 1, 2006	$120,328	$128,359	$248,687

Additions related to the Vulcan Acquisition	1,217	—	1,217
Adjustment to the NAMPAC Acquisition	—	113	113
Adjustment to the ICL Acquisition	5	12	17
Currency translation adjustment	(254)	(786)	(1,040)

BALANCE, APRIL 1, 2007	$121,296	$127,698	$248,994

During the second quarter of 2007, an Internal Revenue Service (the “IRS”) audit was concluded related to certain preacquisition net operating loss (“NOL”) carryforwards we acquired in the NAMPAC Acquisition. In the purchase price allocation for the NAMPAC Acquisition, we accrued a contingent liability of approximately $0.9 million as an estimate of NOL carryforwards that would be disallowed following the IRS audit. We recorded an adjustment to goodwill of $0.1 million in the second quarter of 2007 to adjust our estimate to the amount actually disallowed by the IRS.

BWAY HOLDING COMPANY AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Identifiable intangible assets by major asset class:

	April 1, 2007
(Dollars in thousands)	Gross Carrying Amount	Accumulated Amortization	Net
AMORTIZABLE INTANGIBLE ASSETS
Customer relationships	$182,667	$(40,391)	$142,276
Tradenames	25,870	(5,729)	20,141
Noncompetition agreements	401	(354)	47

	208,938	(46,474)	162,464

UNAMORTIZABLE INTANGIBLE ASSETS
Technology	613	—	613

TOTAL OTHER INTANGIBLE ASSETS	$209,551	$(46,474)	$163,077

The useful lives of customer relationships, tradenames and noncompetition agreements range from 14 to 18 years, 10 to 15 years and 3 to 4 years, respectively.

Expected amortization expense is as follows:

(Dollars in thousands)
FISCAL YEAR ENDING
2007 (remaining six months)	$7,935
2008	15,463
2009	14,901
2010	14,802
2011	14,152
Thereafter	95,211

$162,464

4. Long-Term Debt

(Dollars in thousands)	April 1, 2007
LONG TERM DEBT
10% USD senior subordinated notes due October 2010	$200,000
Variable rate USD term loan maturing July 2013	169,500

Variable rate CAD term loan maturing July 2013	48,433

417,933
Less: Current portion	(1,346)

LONG TERM DEBT, NET OF CURRENT PORTION	$416,587

The weighted-average interest rate on variable rate credit facility borrowings at April 1, 2007 was approximately 7.0%.

Scheduled maturities of long-term debt:

(Dollars in thousands)
FISCAL YEAR ENDING
2007 (remaining six months)	$244
2008	1,775
2009	2,634
2010	2,204
2011	202,204
Thereafter	208,872

$417,933

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NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Of the $1.3 million current portion of long-term debt, $0.2 million is scheduled to be repaid in the last six months of 2007 and the remaining $1.1 million is scheduled to be repaid in the first six months of 2008.

Senior Subordinated Notes

10% Senior Notes Due 2010

The $200.0 million principal amount of 10% Senior Subordinated Notes due 2010 (the “Senior Notes”) are unsecured senior subordinated obligations of BWAY and are effectively subordinated to all senior debt obligations of BWAY. Interest on the Senior Notes is payable semi-annually in arrears on April 15 and October 15. The interest rate is fixed at 10% per annum. All of our U.S. based subsidiaries have fully and unconditionally guaranteed the Senior Notes.

The Senior Notes are governed by an Indenture dated November 27, 2002 with The Bank of New York, as trustee, as assumed by BWAY on February 7, 2003 and as amended from time to time (the “Indenture”).

The Senior Notes are subject to covenants that, among other things, limit BWAY’s ability (and the ability of some or all of our subsidiaries) to: incur additional indebtedness, pay dividends or distributions on BWAY’s capital stock or to repurchase BWAY’s capital stock, make certain investments, create liens on BWAY’s assets to secure debt, engage in transactions with affiliates, merge or consolidate with another company and transfer and sell assets. These covenants are subject to a number of important limitations and exceptions. At April 1, 2007, BWAY was in compliance with all applicable covenants related to the Senior Notes.

BWAY may redeem some or all of these notes at redemption prices specified in the Indenture (105% on October 15, 2006 declining annually to 100% on October 15, 2009). Upon the occurrence of a Change in Control, as defined in the Indenture, the holders of the Senior Notes could require BWAY to repurchase the notes at 101% of the principal amount.

We are amortizing approximately $8.0 million in deferred financing costs related to the underwriting and registration of these notes to interest expense over the term of the notes on a straight-line basis, which approximates the effective yield method. At April 1, 2007, approximately $3.7 million of the deferred costs were unamortized.

Credit Facility

On July 17, 2006, in conjunction with the ICL Acquisition, we entered into a new credit facility with various lenders, Deutsche Bank Trust Company Americas, as administrative agent, LaSalle Bank, N.A., as documentation agent and Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc., as joint arrangers. The credit facility consists of a $190.0 million B Term Loan (the “US Term Loan”) and a $50.0 million revolving credit facility (the “US Revolver”) and a CDN$56.41 million (US$50.0 million equivalent at the borrowing date) C Term Loan (the “Canadian Term Loan”) and a US$5.0 million equivalent revolving credit facility (the “Canadian Revolver”).

BWAY is the borrower of the US Term Loan and only BWAY can borrow on the US Revolver. ICL is the borrower of the Canadian Term Loan and only ICL can borrow on the Canadian Revolver.

The term loans mature July 17, 2013 and the revolving loans mature July 17, 2012. In the event the Senior Notes are not refinanced prior to April 15, 2010, the US Term Loan and the US and Canadian Revolvers mature April 15, 2010 and the Canadian Term Loan matures July 18, 2011.

BWAY HOLDING COMPANY AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The US Term Loan is denominated in U.S. dollars and, at the option of the borrower, may consist of a Base Rate Loan or a Eurodollar Loan, each as defined in the credit agreement. Interest accrues on Base Rate Loans at a fixed margin of 0.75% plus the greater of the federal funds rate plus .5% or the Prime Lending Rate and on Eurodollar Loans at a Eurodollar Rate (as defined in the credit agreement) plus a fixed margin of 1.75%. At April 1, 2007, the effective interest rate on outstanding US Term Loan borrowings was approximately 7.1%.

Due to a $20.0 million voluntary prepayment on the US Term Loan in December 2006, scheduled quarterly repayments of approximately $0.4 million do not resume until December 31, 2007 and will continue through March 31, 2013. The remaining unpaid balance is due on the maturity date. Once repaid, the term loan may not be reborrowed.

The US Revolver is denominated in U.S. dollars and, at the option of the borrower, may consist of a Base Rate Loan or a Eurodollar Loan, each as defined in the credit agreement. Any outstanding borrowings are due at maturity. Interest accrues on Base Rate Loans at a variable margin ranging from 0.25% to 1.00% plus the greater of either the federal funds rate plus .5% or the administrative agent’s “prime lending rate.” Interest accrues on Eurodollar Loans at a Eurodollar Rate plus a variable margin ranging from 1.25% to 2.00%. The applicable margin for either the Base Rate or Eurodollar loans is based on a Consolidated Total Leverage Ratio, as defined in the credit agreement.

The Canadian Term Loan is denominated in Canadian dollars and, at the option of the borrower, may consist of a Canadian Prime Rate Loan or a B/A Discount Rate Loan, each as defined in the credit agreement. Interest accrues on Canadian Prime Rate Loans at the greater of DB Canada’s “prime rate” or CDOR plus .75% plus a fixed margin of 1.0% and on B/A Discount Rate Loans at CDOR plus a fixed margin of 2.0%. At April 1, 2007, the effective interest rate on outstanding Canadian Term Loan borrowings was approximately 6.4%.

Scheduled quarterly repayments on the Canadian Term Loan of approximately CDN$141 thousand (approximately US$122 thousand equivalent at April 1, 2007) began September 30, 2006 and will continue through March 31, 2013. The remaining unpaid balance is due on the maturity date. Once repaid, the term loan may not be reborrowed.

The Canadian Revolver can be drawn in either U.S. or Canadian dollars, at the option of the borrower, and, at the option of the borrower, may consist of a Base Rate Loan or a Eurodollar Loan for U.S. dollar denominated loans or Canadian Prime Rate Loan or a B/A Discount Rate Loan for Canadian dollar denominated loans, each as defined in the credit agreement. Any outstanding borrowings are due at maturity. Interest accrues on Base Rate Loans or Canadian Prime Rate Loans at the applicable base (as discussed above) plus a variable margin ranging from 0.25% to 1.00%. Interest accrues on Eurodollar Loans or B/A Discount Rate Loans at the applicable base (as discussed above) plus a variable margin ranging from 1.25% to 2.00%. The applicable margin for either the Base Rate or Eurodollar loans is based on a Consolidated Total Leverage Ratio, as defined in the credit agreement.

BWAY Holding and each of its U.S. subsidiaries have guaranteed the US Term Loan and US Revolver, each of which is secured by substantially all of our U.S. assets. In addition, we have pledged as collateral all of the issued and outstanding stock of our U.S. subsidiaries, which are wholly-owned, and, subject to certain limitations, the outstanding stock of ICL. ICL has guaranteed the Canadian Term Loan and Canadian Revolver, each of which is secured by all of the assets of ICL.

A portion of the term loan proceeds was used to finance the ICL Acquisition.

At April 1, 2007, we had $7.6 million in standby letter of credit commitments that reduced our available borrowings under the US Revolver to $42.4 million. There were no outstanding US or Canadian Revolver borrowings at April 1, 2007.

BWAY HOLDING COMPANY AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The credit agreement contains covenants that, among other things, limit our ability (and the ability of some or all of our subsidiaries) to: incur additional debt, pay dividends or distributions on our capital stock or to repurchase our capital stock, make certain investments, loans or advances, create liens on our assets to secure debt, engage in transactions with affiliates, merge or consolidate with another company, transfer and sell assets and make acquisitions. We are also required to maintain a minimum Consolidated Interest Coverage Ratio and to not exceed a Maximum Consolidated Total Leverage Ratio (each as defined in the credit agreement). These covenants are subject to a number of important limitations and exceptions. At April 1, 2007, we were in compliance with all applicable financial covenants contained in the credit agreement.

On May 10, 2007, the credit agreement was amended to modify certain covenants to allow the transactions contemplated by and contingent upon the closing of the initial public offering of our common stock.

We are amortizing approximately $5.8 million in deferred financing costs related to the Term Loans to interest expense over the term of the loans in proportion to the outstanding principal, which approximates the effective yield method. We are amortizing approximately $1.1 million in deferred financing costs related to the Revolvers on a straight-line basis over the term of the Revolvers, which approximates the effective yield method. At April 1, 2007, approximately $6.2 million of deferred costs associated with the credit facility were unamortized.

5. Employment Benefit Obligations

Employee benefit obligation liabilities:

(Dollars in thousands)	April 1, 2007
Defined benefit pension liability	$3,301
Retiree medical and other postretirement benefits	5,055
Deferred compensation	6,824

EMPLOYEE BENEFIT OBLIGATION LIABILITIES	$15,180

At April 1, 2007, approximately $14.6 million of the employee benefit obligation liabilities were recorded in current liabilities and other long-term liabilities, respectively.

Components of net periodic benefit cost:

	Defined Benefit Pension Plan		Other Postretirement Benefits
	Six Months Ended
(Dollars in thousands)	April 2, 2006	April 1, 2007	April 2, 2006	April 1, 2007
COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost	$–	$–	$3	$3
Interest cost	299	337	178	198
Expected return on plan assets	(301)	(341)	–	–
Recognized net actuarial loss	–	3	26	35

NET PERIODIC BENEFIT COST	$(2)	$(1)	$207	$236

BWAY HOLDING COMPANY AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. Restructuring and Reorganization Liabilities

The following table sets forth changes in our restructuring liability from October 1, 2006 to April 1, 2007. The nature of the liability has not changed from that previously reported in the audited consolidated financial statements and accompanying notes included elsewhere in this prospectus. The restructuring liability is included in other current liabilities and relates to the Plastics Packaging segment.

(Dollars in millions)	Balance October 1, 2006	Adjustments	Expenditures	Balance April 1, 2007
RESTRUCTURING LIABILITY
Severance costs	$0.2	$—	$(0.2)	$—
Facility closure costs	1.4	(0.2)	(0.4)	0.8

TOTALS	$1.6	$(0.2)	$(0.6)	$0.8

In conjunction with the Vulcan Acquisition, we committed to a plan to consolidate the Vulcan business with and into our ICL operations. As a result, we intend to close the Vulcan manufacturing facilities and terminate approximately 100 employees. As part of the preliminary purchase price allocation, we recorded a reorganization liability pursuant to EITF 95-3 of approximately $3.6 million, which consists of severance payments and facility closure costs. The liability is included in other current liabilities and relates to the Metal Packaging segment.

(Dollars in millions)	Purchase Accounting January 30, 2007	Expenditures	Translation Adjustments	Balance April 1, 2007
REORGANIZATION LIABILITY
Severance costs	$1.9	$(0.1)	$—	$1.8
Facility closure costs	1.7	—	0.1	1.8

TOTALS	$3.6	$(0.1)	$0.1	$3.6

7. Net Income Per Share

The following table shows the computation of basic and diluted net income per share for the period presented:

	Six Months Ended
(Amounts in thousands except per share amounts)	April 2, 2006	April 1, 2007
BASIC NET INCOME PER SHARE
Net income	$311	$7,814

Weighted-average number of shares outstanding	20,610	20,525

Basic Net Income per Share	$0.02	$0.38

DILUTED NET INCOME PER SHARE
Net income	$311	$7,814

Weighted-average number of shares outstanding	20,610	20,525
Dilutive effect of stock options	4,156	4,495

Weighted-average number of shares outstanding assuming dilution	24,766	25,020

Diluted Net Income per Share	$0.01	$0.31

BWAY HOLDING COMPANY AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8. Stock-Based Compensation

We adopted SFAS No. 123 (revised 2004), Share-Based Payment, (“SFAS No. 123R”) as of October 2, 2006 using the “prospective transition” method. Under this method of adoption, compensation cost is recognized in the financial statements beginning with the effective date for all new awards and for awards outstanding at the effective date that are subsequently modified, repurchased or cancelled. We will continue to account for awards outstanding as of October 2, 2006, which are not subsequently modified, repurchased or cancelled, using the intrinsic value method prescribed in Accounting Principles Board (“APB”) Opinion 25, Accounting for Stock Issued to Employees, and related interpretations (“APB 25”).

Pursuant to SFAS No. 123R, a nonpublic entity will measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of those instruments, except in certain circumstances. We are a nonpublic entity, as defined by SFAS No. 123R.

For purposes of determining the grant date fair value of share-based payment awards, we use the Black-Scholes option-pricing model (the “Black-Scholes Model”). The Black-Scholes Model requires the input of certain assumptions that involve judgment. Because our employee stock options have characteristics significantly different from those of traded options, and because changes in the input assumptions can materially affect the estimates of fair value, the available option pricing models may not provide a reliable single measure of the fair value of our employee stock options.

SFAS No. 123R amends SFAS No. 95, Statement of Cash Flows, requiring the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow rather than as an operating cash flow as previously required. Under SFAS No. 123R, we are no longer required to provide pro forma disclosures for outstanding awards that we continue to account for under APB 25. Based on limited option activity in the first six months of 2007, the impact on stock-based compensation of adopting SFAS No. 123R was not material.

We recorded stock-based compensation of $0.5 million in each of the six months ended April 2, 2006 and April 1, 2007.

Summary of Stock-Based Compensation Plans

In February 2000, Predecessor adopted the Fourth Amendment and Restatement of BWAY’s 1995 Long-Term Incentive Plan (the “Predecessor Incentive Plan”). The Predecessor Incentive Plan authorized grants of stock options to participants from time to time as determined by the Board. As a result of the Transaction, which was a change in control event under the plan, all outstanding options immediately vested and became exercisable. Certain members of management who held stock options under the Predecessor Incentive Plan entered into Exchange Agreements with BWAY Holding whereby their Predecessor Incentive Plan options to acquire shares in BWAY were exchanged 2-for-1 for new options to acquire BWAY Holding common stock with an exercise price equal to the exercise price of the exchanged option as adjusted for the 2-for-1 split (the “Exchange Options”). The Exchange Options were fully vested as of the closing of the Transaction and were issued with substantially the same terms and conditions in effect immediately before the exchange.

Effective with the closing of the Transaction, BWAY Holding assumed the Predecessor Incentive Plan and approximately 1.8 million options were granted on February 8, 2003. The Predecessor Incentive Plan was

BWAY HOLDING COMPANY AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

replaced in July 2004 with the Amended and Restated BCO Holding Stock Incentive Plan (the “Holding Incentive Plan”), which, excluding the Exchange Options, increased the number of available shares of common stock of BWAY Holding subject to options from 3,754,707 to 4,480,797.

Three types of options may be granted under the Holding Incentive Plan: (1) Service Options, which vest in three equal annual installments commencing on the first anniversary of the grant date based upon service; (2) Performance Options, which vest in five equal annual installments based on our achievement of certain specified performance objectives; and (3) Exit Options, which vest upon a change in equity control event (as defined in the plan and subject to certain limitations). Under the Holding Incentive Plan, 40% of available options will be Service Options, 10% will be Performance Options and 50% will be Exit Options.

For options outstanding prior to the effective date of SFAS No. 123R that are accounted for under APB 25, Service Options are fixed awards and compensation expense is determined as the amount by which the fair value of BWAY Holding common stock at the grant date exceeds the exercise price of the option granted. Compensation expense, if any, related to Service Options is recognized ratably over the vesting period. Because the number of options is contingent upon future events, for options outstanding prior to the effective date of SFAS No. 123R, we account for Performance Options as variable awards and record compensation expense for the number of unvested options during each reporting period. The compensation expense recorded for the Performance Options is the change during the period in the amount by which the fair value of BWAY Holding common stock at the end of the reporting period exceeds the exercise price on unvested options. We assume performance objectives will be met and recognize compensation expense ratably over the five year vesting period. We also account for Exit Options outstanding prior to the effective date of SFAS No. 123R as variable awards. However, since the contingent event upon which they are based is unknown, we have not recorded compensation expense related to these options.

The Holding Incentive Plan will terminate on February 7, 2013 unless terminated earlier by BWAY Holding. Termination of the Holding Incentive Plan will not affect grants made prior to the termination.

The following table presents the changes in our stock-based compensation plans from October 1, 2006 to April 1, 2007:

	Exchange Options	Service Options	Performance Options	Exit Options	Total Options
EMPLOYEE STOCK OPTIONS
Options outstanding at October 1, 2006	2,319,055	1,679,114	419,006	2,105,628	6,522,803
Options granted	—	70,983	17,744	88,728	177,454
Options forfeited	—	(14,860)	(3,714)	(18,572)	(37,146)

OPTIONS OUTSTANDING AT APRIL 1, 2007	2,319,055	1,735,237	433,036	2,175,783	6,663,111

VESTED OR EXPECTED TO VEST AT APRIL 1, 2007	2,319,055	1,471,276	295,022	—	4,085,353

EXERCISABLE AT APRIL 1, 2007	2,319,055	1,471,276	295,022	—	4,085,353

BWAY HOLDING COMPANY AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes information about stock options outstanding and exercisable at April 1, 2007:

	Options Outstanding			Options Exercisable
	Number of Options	Weighted-Average Remaining Term	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
RANGE OF EXERCISE PRICES
$1.19 – 2.96	2,319,055	4.7 years	$2.79	2,319,055	$2.79
$5.35	3,116,411	5.9 years	5.35	1,491,981	5.35
$8.82 – 11.76	826,153	7.4 years	9.20	258,868	9.08
$14.10 – 16.68	401,492	9.4 years	15.54	15,449	14.10

	6,663,111	5.9 years	$5.55	4,085,353	$4.17

The following table summarizes certain information for options granted during each quarter in the twelve months ended April 1, 2007:

	Three Months Ended
	July 2, 2006	October 1, 2006	December 31, 2006	April 1, 2007	Total
EMPLOYEE STOCK OPTIONS
Options granted	111,982	46,504	28,061	149,393	335,940

Weighted-average exercise price	$14.10	$16.68	$16.68	$16.68	$15.82

Weighted-average common stock fair value	13.63	16.68	16.46	16.38	15.51

Weighted-average intrinsic value per option	0.01	—	—	—	—

Since our common stock is not publicly traded, there is not an observable fair value for purposes of determining the grant date fair value of our stock options. As such, we are required to contemporaneously estimate the fair value of the stock on the grant date, which involves certain assumptions that involve judgment. At the end of our fiscal year, we determine an estimated fair value of our common stock using the following valuation methodologies, each of which is a generally accepted valuation approach used to determine enterprise value from operations on a going-concern basis:

•

Market Multiple. The market multiple approach is a market-centric approach that entails the selection of peer companies that are comparable to us and the derivation of trading multiples that are applied to representative levels of our revenues and earnings. Changes in our assumptions regarding peer companies, trading multiples and representative levels of revenues and earnings, which include our estimates of future revenue and earnings, could impact our valuation using this approach.

•

Discounted Cash Flows. The discounted cash flows approach is an income-centric approach that values the company based upon the value of expected future cash flow streams, which are discounted to a present value using risk-adjusted discount rates. Changes in our assumptions regarding future cash flow streams, which involve estimates of future revenue and earnings growth, and risk-adjusted discount rates could impact our valuation using this approach.

Enterprise value from operations is increased for cash on hand and proceeds from vested options and is reduced by total debt to arrive at an aggregate enterprise value, which is then divided by the number of fully diluted shares to arrive at an estimated per share fair value for our common stock. We contemporaneously

BWAY HOLDING COMPANY AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

estimate the fair value of our common stock during interim periods using the year-end estimate of the fair value of our common stock, adjusted for cash and debt balances as of the most recent interim balance sheet date and any change in our estimates of future revenues and earnings.

At April 1, 2007, the weighted-average remaining contractual life of options outstanding and exercisable was 5.9 years and 5.3 years, respectively. At April 1, 2007, we estimate that the aggregate intrinsic value of options outstanding and exercisable was approximately $75.6 million and $52.0 million, respectively. The weighted average fair value at the grant date for options issued during the first six months of 2007 was $10.43 per option. The fair value of options at the grant date was estimated utilizing the Black-Scholes Model with the following weighted average assumptions for the first six months of 2007: (1) no dividend yield on our stock, (2) expected stock price volatility of 55.5%, (3) a risk-free interest rate of 4.5%, and (4) an expected option term of 8.1 years.

Concurrent with and contingent upon our initial public offering, as approved by the Board of Directors on May 23, 2007, we will fully vest any unvested service and performance options and will vest certain exit options based on the offering price of our common stock. In the period of the initial public offering, we expect to incur a non-cash stock-based compensation charge of approximately $11.5 million related to the accelerated vesting of these options.

9. Commitments and Contingencies

Environmental

We are subject to a broad range of federal, state, provincial and local environmental, health and safety laws, including those governing discharges to air, soil and water, the handling and disposal of hazardous substances and the investigation and remediation of contamination resulting from the release of hazardous substances. We believe that we are currently in material compliance with all applicable environmental, health and safety laws, though future expenditures may be necessary in order to maintain such compliance, including compliance with air emission control requirements for volatile organic compounds. In addition, in the course of our operations we use, store and dispose of hazardous substances. Some of our current and former facilities are currently involved in environmental investigations, remediations and claims resulting from the release of hazardous substances or the presence of other contaminants. Except to the extent otherwise disclosed herein, we believe it is remote that any material losses may have resulted from identified environmental remediation matters or environmental investigations relating to our current or former facilities. While we do not believe that any identified investigation or remediation obligations will have a material adverse effect on our financial position, results of operations or cash flows, there are no assurances that such obligations will not arise in the future. Many of our facilities have a history of industrial usage for which investigation and remediation obligations could arise in the future and which could have a material adverse effect on our financial position, results of operations or cash flows.

We incurred capital expenditures of approximately $0.8 million in the six months of 2007 to comply with federal Maximum Achievable Control Technology (“MACT”) regulations related to air emission control requirements for Hazardous Air Pollutants (“HAP”) and volatile organic compounds. In addition, we expect to incur approximately $1.3 million in capital expenditures in the remainder of 2007 to comply with certain environmental laws at a facility related to the ICL Acquisition.

We received a letter dated March 14, 2007 from the EPA stating that corrective action is required at our Cincinnati facility to address documented releases of hazardous substances at the site. The releases referenced by the EPA occurred prior to our ownership of the site. The EPA has requested that we enter into an Administrative

BWAY HOLDING COMPANY AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Order on Consent under the Resource Conservation and Recovery Act with respect to corrective action obligations. We are working with the EPA to address their concerns and have notified a former owner of the site that we believe has indemnity obligations to us with respect to the EPA’s claim.

We are a member of a potentially responsible party (“PRP”) group related to a waste disposal site in Georgia. Our status as a PRP is based on documents indicating that waste materials were transported to the site from our Homerville, Georgia facility prior to our acquisition of the facility in 1989. We estimate our exposure related to this site will approximate $0.1 million.

From time to time, we receive requests for information or are identified as a PRP pursuant to the Federal Comprehensive Environmental Response, Compensation and Liability Act or analogous state laws with respect to off-site waste disposal sites utilized by our current or former facilities or our predecessors in interest. We do not believe that any of these identified matters will have a material adverse effect on our financial condition, results of operations or cash flows. We cannot, however, provide assure that such obligations will not arise in the future.

We record reserves for environmental liabilities when environmental investigation and remediation obligations are probable and related costs are reasonably estimable. At April 1, 2007, we had an accrued liability of approximately $0.3 million. However, our future expenditures related to these matters may exceed the amounts accrued.

Self-Insurance

The majority of our medical and workers’ compensation benefits are under high-deductible plans with certain stop loss arrangements. We determine our liability related to workers’ compensation using actuarial data based on filed claims, and we determine our liability related to medical claims based on our analysis of actual claims. The amounts related to these claims are included in other current liabilities and were approximately $7.6 million at April 1, 2007.

Litigation

We are involved in legal proceedings from time to time in the ordinary course of business. We believe that the outcome of these proceedings will not have a material effect on our financial condition, results of operations or cash flows. At April 1, 2007, we had an accrued liability of approximately $0.2 million related to pending litigation matters, other than as discussed below.

Lead Paint Litigation

Our Armstrong Containers, Inc. subsidiary (“Armstrong”) has been named as a defendant in various complaints related to the sale of lead pigment for use in lead-based paint based on the grounds that Armstrong is an alleged successor in interest to the John R. MacGregor Company and/or the MacGregor Lead Company (collectively, “MacGregor”). MacGregor was involved in the manufacture and sale of lead pigment until mid-1971, when MacGregor sold its lead and lead-paint businesses to third parties.

The allegations in these cases are similar to those that have been made against leading paint manufacturers in the United States. Plaintiffs in certain of the cases, based upon theories of public nuisance, indemnity, unjust enrichment and concert of action, seek compensatory and punitive damages, including the cost of abating the alleged nuisance. Plaintiffs in certain of the cases, based upon a theory of personal injury, seek unspecified monetary damages in excess of the statutory minimum for personal injuries due to alleged exposure to lead paint.

BWAY HOLDING COMPANY AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

We expect that additional lead pigment/lead-based paint litigation may be filed against Armstrong (or that Armstrong may be added to existing litigation against other defendants) in the future asserting similar or different claims and seeking similar or different types of damages or relief.

While we believe that we have valid defenses to the personal injury and public nuisance cases and plan to vigorously defend them, we can neither predict the outcome at this time due to the uncertainties involved nor can we reasonably determine the scope or amount of the potential costs and liabilities related to these matters. We have, therefore, not reserved any amounts in respect of potential payments of damages. Any potential liability arising out of these matters may have a material adverse effect on our financial position, results of operations and/or cash flows. At April 1, 2007, we had accrued approximately $0.2 million in legal fees and expenses related to these matters. We have notified our general liability insurers, some of whom are participating in the defense of the claims, subject to reservations of rights.

One of these insurers, Liberty Mutual Insurance Company (“Liberty”), filed a declaratory judgment action against BWAY and Armstrong in state court in Wisconsin on May 18, 2007. That case is styled as Liberty Mutual Insurance Company v. BWAY Corporation, et al., Circuit of Milwaukee County, State of Wisconsin, Case No. 07-CV-005625. In the lawsuit, Liberty seeks a declaration that Liberty is not required to defend or indemnify BWAY or Armstrong, under two insurance policies that Liberty issued to BWAY, in connection with the following three personal injury lead paint lawsuits: (1) Anthony Johnson v. SJM Properties, LLC, et al., Case No. 07-CV-0000343, in the Circuit Court of Milwaukee County, Wisconsin; (2) Demond’Dre Myers v. Brenda Scott, et al., Case No. 06-CV-012658, in the Circuit Court of Milwaukee County, Wisconsin; and (3) Perrion Ruffin, et al. v. Perry Gladney, et al., Case No. 06-CV-012650, in the Circuit Court of Milwaukee County, Wisconsin. The policy period for the Liberty Mutual policies at issue begins on October 1, 2004 and ends on October 1, 2006, and those policies may represent our only potentially available coverage for that period. At this time, Liberty continues to participate in the defense of the other personal injury cases. Our current insurance policy for the 2006-2007 policy year, also issued by Liberty, contains a lead exclusion that may exclude coverage for claims arising from the sale of lead pigment and/or lead-based paint.

In its complaint, Liberty argues that there are a number of reasons why it is not obligated to defend or indemnify BWAY or Armstrong under the subject policies, including on the ground that the “pollution exclusion” clause contained in these policies bars coverage for lead paint claims under Wisconsin law. The courts in Wisconsin have held in other cases that certain “pollution exclusion” clauses do bar coverage for lead paint claims. We believe, however, that these cases do not apply to our insurance policies. The other insurance policies pursuant to which our insurers currently are participating in the defense of lead paint-related personal injury cases against us contain “pollution exclusion” clauses.

While Armstrong has not yet responded to Liberty’s complaint, Armstrong intends to challenge this declaratory judgment action vigorously. In addition, Armstrong filed a declaratory judgment action against Liberty and certain individuals on or about June 6, 2007 in the Superior Court for Gwinnett County, State of Georgia. Armstrong is seeking a determination that there is coverage under its 2004-2005 and 2005-2006 policies with Liberty and that Liberty be required to indemnify it for any losses and reimburse it for defense costs, in accordance with the terms of such policies. However, given that these actions are in a very early stage, Armstrong cannot at this time predict the outcome of this litigation or what the impact of an adverse judgment might be with respect to these policies, or any other policies issued by Liberty or our other insurers that may potentially provide for coverage for the claims asserted in the personal injury lead paint cases referenced above, the other personal injury lawsuits pending against Armstrong in Wisconsin, or any other current or future lead paint related claims against Armstrong.

Letters of Credit

At April 1, 2007, a bank had issued standby letters of credit on our behalf in the aggregate amount of $7.6 million primarily in favor of our workers’ compensation insurers and purchasing card vendor.

BWAY HOLDING COMPANY AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Commodity Risk

We are subject to various risks and uncertainties related to changing commodity prices for, and the availability of, the raw materials we use in our manufacturing processes (primarily steel and resin), as well as for unfavorable changes in energy costs (primarily electricity and natural gas).

Other

In the third quarter of 2006, one of our customers notified us that it had initiated a voluntary product recall of certain of its products due to potential leaks in certain of the containers that we likely manufactured. At April 1, 2007, we had accrued approximately $0.7 million related to this matter, which was subsequently settled in the third quarter of 2007.

10. Business Segments

Our operations are organized and reviewed by management along our product lines in two reportable segments—Metal Packaging and Plastics Packaging. We differentiate the segments based on the nature of the products they offer. The primary raw material and manufacturing process are unique for each segment. A further description of each business segment and of our Corporate services area follows:

Metal Packaging.  Metal Packaging includes our metal packaging products, such as paint cans, aerosol containers, ammunition boxes and other general line containers made from steel. Metal Packaging is a separate reportable segment of the Company with production facilities and processes distinct from our Plastics Packaging segment. Metal packaging includes steel pails manufactured by ICL and Vulcan.

Plastics Packaging.  Plastics Packaging includes the plastics packaging products manufactured and distributed by NAMPAC and ICL. Principal products in this segment include open- and tight-head pails and drums and other multi-purpose rigid industrial plastic packaging. Plastics Packaging is a separate reportable segment of the Company with production facilities and processes distinct from our Metal Packaging segment.

Corporate.  Corporate includes executive management, accounting and finance, information technology, payroll and human resources and various other overhead charges, each to the extent not allocated to the divisions.

Segment assets include, among other things, inventories, property, plant and equipment, goodwill and other intangible assets. The accounting policies of our segments have not changed from those described in the Annual Report. There were no inter-segment sales reported in the periods presented. Management’s evaluation of segment performance is principally based on a measure of segment earnings, which we calculate as segment gross profit (excluding depreciation and amortization) less selling expenses (“Segment Earnings”).

BWAY HOLDING COMPANY AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following sets forth certain financial information attributable to our business segments for the six months ended April 2, 2006 and April 1, 2007:

	Six Months Ended
(Dollars in thousands)	April 2, 2006	April 1, 2007
NET SALES
Metal packaging	$252,297	$259,435
Plastics packaging	174,495	177,212

CONSOLIDATED NET SALES	426,792	436,647

INCOME BEFORE INCOME TAXES
Metal packaging	32,461	32,905
Plastics packaging	10,238	27,963

SEGMENT EARNINGS	42,699	60,868

Corporate undistributed expense	(4,715)	(5,717)
Depreciation and amortization (see below)	(20,337)	(22,575)
Restructuring adjustment (charge)	(195)	164
Interest expense, net	(16,511)	(18,723)
Other expense, net	(473)	(587)

CONSOLIDATED INCOME BEFORE INCOME TAXES	$468	$13,430

DEPRECIATION AND AMORTIZATION
Metal packaging	$10,660	$11,118
Plastics packaging	8,701	10,776

Segment depreciation and amortization	19,361	21,894
Corporate depreciation and amortization	976	681

CONSOLIDATED DEPRECIATION AND AMORTIZATION	$20,337	$22,575

The following table sets forth total assets attributable to our business segments at April 1, 2007.

(Dollars in thousands)	April 1, 2007
TOTAL ASSETS
Metal packaging assets	$332,430
Plastics packaging assets	321,185

Segment assets	653,615
Corporate	146,250

CONSOLIDATED TOTAL ASSETS	$799,865

In the second quarter and first six months of 2007, approximately 91% of our net sales were in the U.S., approximately 8% of our net sales were in Canada and the remaining 1% was to other foreign countries. In the second quarter and first six months of 2006, net sales outside the U.S. were less than 5%. In the second quarter and first six months of 2007, approximately 88% and 87% of our metal packaging net sales and plastics packaging net sales, respectively, were in the U.S. with the remainder for each primarily in Canada (non-Canadian foreign sales were less than 1.0%). Geographic net sales information is based on the destination of our shipments.

BWAY HOLDING COMPANY AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-lived assets located in Canada at April 1, 2007 were approximately $4.2 million. At April 1, 2007, all other long-lived assets were located in the U.S.

11. Comprehensive Income Information

During the first six months of 2007, our comprehensive income was comprised of net income and adjustments for foreign currency translation. The components of accumulated other comprehensive loss and total comprehensive income are as follows:

(Dollars in thousands)	Minimum Pension Liability Adjustment (net of tax)	Foreign Currency Translation Adjustments	Total Accumulated Other Comprehensive Loss
ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance, October 1, 2006	$(748)	$251	$(497)
Change	—	(725)	(725)

BALANCE, APRIL 1, 2007	$(748)	$(474)	$(1,222)

The components of total comprehensive income are as follows:

	Six Months Ended
(Dollars in thousands)	April 2, 2006	April 1, 2007
COMPREHENSIVE INCOME
Net income	$311	$7,814
Foreign currency translation adjustment	—	(725)

TOTAL COMPREHENSIVE INCOME	$311	$7,089

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of BWAY Holding Company:

We have audited the accompanying consolidated balance sheets of BWAY Holding Company and subsidiaries (the “Company”) as of October 2, 2005 and October 1, 2006 and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended October 1, 2006. Our audits also included the financial statement schedules listed in the Index on page F-1. These financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of BWAY Holding Company and subsidiaries at October 2, 2005 and October 1, 2006, and the results of their operations and their cash flows for each of the three years in the period ended October 1, 2006, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Financial Accounting Standards Board Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143,” in the fourth quarter of fiscal year 2006.

/s/ Deloitte & Touche LLP

Atlanta, Georgia

March 8, 2007 (May 25, 2007 as to the effects of the stock split described in Note 1)

BWAY Holding Company and Subsidiaries

Consolidated Balance Sheets

October 2, 2005 and October 1, 2006 (Dollars in thousands, except share data)	2005	2006
Assets
CURRENT ASSETS
Cash and cash equivalents	$51,889	$50,979
Accounts receivable, net of allowance for doubtful accounts of $1,613 and $1,702	104,122	115,986
Inventories, net	71,965	80,441
Income taxes receivable	—	7,291
Deferred tax assets	9,174	4,038
Other	3,750	4,842

TOTAL CURRENT ASSETS	240,900	263,577

PROPERTY, PLANT AND EQUIPMENT, NET	142,476	142,944

OTHER ASSETS
Goodwill	219,218	248,687
Other intangible assets, net	156,751	166,201
Deferred financing costs, net of accumulated amortization of $4,085 and $4,029	10,589	10,952
Other	2,060	1,384

TOTAL OTHER ASSETS	388,618	427,224

TOTAL ASSETS	$771,994	$833,745

Liabilities and Stockholders’ Equity
CURRENT LIABILITIES
Accounts payable	$97,968	$118,939
Accrued salaries and wages	13,786	13,856
Accrued interest	10,803	9,837
Accrued rebates	10,104	11,091
Income taxes payable	7,993	—
Current portion of long-term debt	30,000	20,506
Other	16,537	18,360

TOTAL CURRENT LIABILITIES	187,191	192,589

LONG-TERM DEBT	365,300	419,495

OTHER LIABILITIES
Deferred tax liabilities	76,119	71,292
Other	19,948	22,886
TOTAL OTHER LIABILITIES	96,067	94,178

TOTAL LIABILITIES	648,558	706,262

COMMITMENTS AND CONTINGENCIES (NOTE 14)

STOCKHOLDERS’ EQUITY
Common stock, $.01 par value, 23,995,088 shares authorized; 20,609,796 and 20,524,708 shares issued and outstanding at October 2, 2005 and October 1, 2006, respectively	206	205
Additional paid-in capital	107,350	106,151
Retained earnings	16,227	21,624
Accumulated other comprehensive loss	(347)	(497)

TOTAL STOCKHOLDERS’ EQUITY	123,436	127,483

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$771,994	$833,745

The accompanying Notes to Consolidated Financial Statements

are an integral part of these statements.

BWAY Holding Company and Subsidiaries

Consolidated Statements of Operations

Fiscal years ended October 3, 2004, October 2, 2005 and October 1, 2006 (Dollars in thousands except per share amounts)	2004	2005	2006
NET SALES	$611,588	$829,109	$918,513

COSTS AND EXPENSES
Cost of products sold (excluding depreciation and amortization)	529,064	714,039	796,401
Depreciation and amortization	31,724	43,215	41,615
Selling and administrative expense	14,040	22,120	29,777
Restructuring and impairment charge	352	5,265	1,511
Interest expense, net	26,889	32,165	34,660
Other expense (income), net	178	(175)	1,813

TOTAL COSTS AND EXPENSES	602,247	816,629	905,777

INCOME BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	9,341	12,480	12,736

Provision for income taxes	3,634	4,351	6,941

INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	5,707	8,129	5,795
Cumulative effect of change in accounting principle, net of income taxes of $246	—	—	(398)

NET INCOME	$5,707	$8,129	$5,397

NET INCOME PER SHARE (NOTE 7)
BASIC
Income before cumulative effect of change in accounting principle, net of tax	$0.32	$0.39	$0.28
Cumulative effective of change in accounting principle, net of tax	—	—	(0.02)

Net income	0.32	$0.39	$0.26

DILUTED
Income before cumulative effect of change in accounting principle, net of tax	0.27	0.33	0.23
Cumulative effective of change in accounting principle, net of tax	—	$—	(0.02)

Net income	$0.27	$0.33	$0.21

The accompanying Notes to Consolidated Financial Statements

are an integral part of these statements.

BWAY Holding Company and Subsidiaries

Consolidated Statements of Stockholders’ Equity

Fiscal years ended October 3, 2004, October 2, 2005 and October 1, 2006 (Dollars in thousands)	2004	2005	2006
COMMON STOCK
Balance, beginning of period	$92	$206	$206
Effect of stock split	80	—	—
Issuance of common stock	34	—	—
Repurchase and cancellation of common stock	—	—	(1)

Balance, end of period	$206	$206	$205

ADDITIONAL PAID-IN CAPITAL
Balance, beginning of period	$77,004	$107,290	$107,350
Effect of stock split	(80)	—	—
Issuance of common stock	29,966	—	—
Exercise of stock options	—	60	—
Repurchase and cancellation of common stock	—	—	(1,199)
Issuance of deferred shares	400	—	—

Balance, end of period	$107,290	$107,350	$106,151

RETAINED EARNINGS
Balance, beginning of period	2,391	8,098	16,227
Net income	5,707	8,129	5,397

Balance, end of period	$8,098	$16,227	$21,624

ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance, beginning of period	—	(589)	(347)
Minimum pension liability adjustment, net of tax	(589)	242	(401)
Foreign currency translation adjustment	—	—	251

Balance, end of period	$(589)	$(347)	$(497)

TOTAL STOCKHOLDERS’ EQUITY	$115,005	$123,436	$127,483

COMPREHENSIVE INCOME
Net income	$5,707	$8,129	$5,397
Additional minimum pension liability, net of tax of $(280), $152 and $(369)	(589)	242	(401)
Foreign currency translation adjustment	—	—	251

TOTAL COMPREHENSIVE INCOME	$5,118	$8,371	$5,247

SHARES ISSUED AND OUTSTANDING	11,012	11,016	10,971

The accompanying Notes to Consolidated Financial Statements

are an integral part of these statements.

BWAY Holding Company and Subsidiaries

Consolidated Statements of Cash Flows

Fiscal years ended October 3, 2004, October 2, 2005 and October 1, 2006 (Dollars in thousands)	2004	2005	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$5,707	$8,129	$5,397
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	24,136	31,353	28,101
Amortization of other intangible assets	7,588	11,862	13,514
Amortization of deferred financing costs	1,970	2,120	2,156
Deferred financing costs expensed	1,252	—	1,040
Cumulative effect of change in accounting principle, net of tax benefit	—	—	398
Recovery of (provision for) doubtful accounts	178	(41)	(13)
Impairment charge	—	1,000	—
(Gain) loss on disposition of property, plant and equipment and assets held for sale	(57)	(754)	98
Utilization of acquired deferred tax asset	—	—	1,659
Deferred income taxes	3,334	(6,900)	835
Stock-based compensation expense	1,110	1,852	10,155
Changes in assets and liabilities, net of effects of business acquisitions
Accounts receivable	(889)	(23,042)	(411)
Inventories	7,526	(12,690)	(1,082)
Other assets	239	639	(831)
Accounts payable	(9,773)	31,832	15,420
Accrued and other liabilities	383	8,091	(219)
Income taxes	2,394	10,873	(15,284)

NET CASH PROVIDED BY OPERATING ACTIVITIES	45,098	64,324	60,933

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(19,066)	(20,282)	(25,041)
Business acquisitions, net of cash acquired	(202,307)	(262)	(68,427)
Proceeds from disposition of property, plant and equipment and assets held for sale	516	1,297	1,337

NET CASH USED IN INVESTING ACTIVITIES	(220,857)	(19,247)	(92,131)

CASH FLOWS FROM FINANCING ACTIVITIES
Net repayments under revolving credit facility	(17,170)	—	—
Proceeds from term loan	225,000	—	240,000
Repayments of term loan	(10,000)	(19,700)	(195,927)
Issuance of common stock	30,000	—	—
Repurchase and cancellation of common stock	—	—	(1,200)
Cash settlement of stock options	—	—	(8,800)
Proceeds from exercise of stock option	—	40	—
Decrease in book overdrafts	(18,072)	(621)	—
Principal repayments under capital leases	(117)	(232)	(241)
Financing costs incurred	(6,805)	—	(3,544)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	202,836	(20,513)	30,288

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	27,077	24,564	(910)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	248	27,325	51,889

CASH AND CASH EQUIVALENTS, END OF PERIOD	$27,325	$51,889	$50,979

SUPPLEMENTAL DISCLOSURES
Cash paid (refunded) during the period for:
Interest	$22,595	$29,866	$33,200
Income taxes	(2,493)	378	19,833
Detail of business acquisitions
Fair value of assets acquired	290,461	221	74,597
Liabilities (assumed) adjusted	(88,154)	41	(6,170)

Cash paid for business acquisitions, net	$202,307	$262	$68,427

Non-cash investing and financing activities
Amounts owed for capital expenditures	$1,062	$897	$642
Assets acquired through capital leases	560	81	—
Grant of deferred shares in conjunction with the NAMPAC Acquisition	400	—	—

The accompanying Notes to Consolidated Financial Statements

are an integral part of these statements.

BWAY HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Business and Summary of Significant Accounting Policies

Business Operations

BWAY Holding Company (formerly known as “BCO Holding Company”) and its subsidiaries (collectively, “BWAY Holding”, the “Company”, “we”, or “our”) is a holding company without independent operations. Our operating subsidiary, BWAY Corporation (“BWAY”), and BWAY’s subsidiaries manufacture and distribute metal and rigid plastic containers that are used primarily by manufacturers of industrial and consumer products for packaging. We have operations in the United States and Canada and primarily sell to customers located in these geographic markets.

Our common stock is privately held by affiliates of Kelso & Company, L.P. and certain members of management, as a result of a leveraged buyout completed on February 7, 2003 (the “Transaction”). Pursuant to the Transaction, we purchased all of the issued and outstanding shares of BWAY, which, at the time, was publicly traded on the New York Stock Exchange. The Transaction was accounted for as a purchase in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations, and Emerging Issues Task Force (“EITF”) Issue 88-16, Basis in Leveraged Buyout Transactions. As such, the acquired assets and assumed liabilities were recorded at fair market value for the interests acquired and liabilities assumed by new investors and at carryover basis for continuing investors. The acquired assets and assumed liabilities were assigned new book values in the same proportion as the residual interests of the continuing investors and the new interests acquired by the new investors. References herein to “Predecessor” refer to BWAY prior to the Transaction.

In the fourth quarter of 2006, we acquired substantially all of the assets of Industrial Containers Ltd, a Canadian manufacturer of rigid plastic containers and steel pails. In the fourth quarter of 2004, we acquired all of the issued and outstanding common stock of North America Packaging Corporation (“NAMPAC”), a manufacturer of rigid plastic containers. See Note 2 regarding these acquisitions.

Principles of Consolidation and Basis of Presentation

The Consolidated Financial Statements include the accounts of BWAY Holding and its subsidiaries, each wholly owned. We have eliminated all significant intercompany accounts and transactions. Results of operations related to acquisitions are included from the date of acquisition.

Our fiscal year ends on the Sunday closest to September 30. Fiscal years 2004, 2005 and 2006 ended October 3, 2004, October 2, 2005 and October 1, 2006, respectively. Fiscal years 2005 and 2006 consisted of 52 weeks and fiscal year 2004 consisted of 53 weeks. Our NAMPAC and ICL subsidiaries report their financial position and results of operations on a calendar month basis with fiscal years ending on September 30 and have been consolidated year ended September 30, 2004 and as of September 30, 2005 and September 30, 2006 and for the years then ended. There were no significant or unusual transactions between the calendar month and fiscal month ending dates that should have been considered in the Consolidated Financial Statements.

Unless otherwise stated, references to years in these consolidated financial statements relate to fiscal years rather than to calendar years.

We have prepared the Consolidated Financial Statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Our Consolidated Financial

BWAY HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Statements include amounts that are based on management’s best estimates and judgments. Actual results could differ from those estimates and assumptions.

All references in these consolidated financial statements to U.S. based subsidiaries or operations include the Commonwealth of Puerto Rico, unless otherwise indicated.

Stock Split

On May 23, 2007, the Board declared a stock split of our common stock by means of a stock dividend in the amount of 0.87081603410564 shares of common stock for each share of common stock issued and held by stockholders of record as of the close of business on May 23, 2007 payable on May 25, 2007. In connection therewith, we transferred $80,000 from additional paid-in capital to common stock, representing the par value of additional shares issued. The Board also adjusted each outstanding option to purchase one share of common stock under our stock-based compensation plans as of the close of business on May 23, 2007 to be an option to purchase 1.87081603410564 shares of common stock at an exercise price equal to 53.452610078685% of the original exercise price for that option. All share and per share amounts (except par value) have been adjusted to reflect the effect of the stock split for all periods presented.

Stock-Based Compensation

We account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board (“APB”) Opinion 25, Accounting for Stock Issued to Employees, and related interpretations (“APB 25”). Accordingly, we are not required to record compensation expense when the exercise price of stock options granted to employees or directors is equal to or greater than the fair market value of the stock when the option is granted.

In December 2004, the Financial Accounting Standards Board (the “FASB”) issued SFAS 123 (revised 2004), Share-Based Payment (“SFAS 123R”), which eliminates the ability to account for share based compensation transactions using APB 25 and generally requires that such transactions be accounted for using a fair value-based method with the resulting compensation cost recognized over the period that the employee is required to provide service in order to receive their compensation. SFAS 123R also amends SFAS 95, Statement of Cash Flows, requiring the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow rather than as an operating cash flow as currently required. For purposes of SFAS 123R, a “nonpublic entity” as defined in the Statement includes entities that have only debt securities trading in a public market.

We adopted SFAS 123R as of the required effective date for nonpublic entities, which, for us, was October 2, 2006, using the “prospective transition” method. Under the “prospective transition” method, compensation cost is recognized in the financial statements beginning with the effective date for all new awards and to awards modified, repurchased or cancelled after the required effective date. As such, the adoption of the Statement did not result in a cumulative effect of a change in accounting principle. However, SFAS 123R will have an impact on our consolidated financial statements for new awards and for awards modified, repurchased or cancelled after the required effective date. Under SFAS 123R, we are no longer required to provide, after adoption of the Statement, pro forma disclosures for outstanding awards that we continue to account for under the intrinsic value method previously allowed under APB 25.

In March 2005, the Securities and Exchange Commission (the “SEC”) released SEC Staff Accounting Bulletin (“SAB”) 107, Share-Based Payment (“SAB 107”). SAB 107 provides the SEC staff’s position regarding the implementation of SFAS 123R. SAB No. 107 contains interpretive guidance related to the interaction between SFAS 123R and certain SEC rules and regulations, as well as provides the staff’s views regarding the valuation of share-based payment transactions. The guidance of SAB 107 will be followed in association with our adoption of SFAS 123R.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table illustrates the pro forma effect on net income if we had determined stock-based compensation based on the fair value-based method of SFAS 123, Accounting for Stock-Based Compensation, using a “minimum value” methodology, which excludes the effects of volatility of our stock price on the fair value of the option since our equity securities are not publicly traded.

Fiscal years ended October 3, 2004, October 2, 2005 and October 1, 2006 (Dollars in thousands)	2004	2005	2006
Net income	$5,707	$8,129	$5,397
Add: Stock-based compensation included in reported net income, net of related tax effects(1)	683	1,206	4,620
Less: Pro forma stock-based compensation under SFAS 123, net of related tax effects	(2,463)	(2,707)	(950)

PRO FORMA NET INCOME	$3,927	$6,628	$9,067

Basic net income per share
As reported	$0.32	$0.39	$0.26
Pro forma	0.22	0.32	0.44
Diluted net income per share
As reported	$0.27	$0.33	$0.21
Pro forma	0.18	0.27	0.36

(1)	Stock-based compensation included in net income, net of related tax effects, recorded in 2004 and 2005 relates to stock options issued pursuant to the Holding Incentive Plan (see Note 8). Of the stock-based compensation included in net income, net of related tax effects, recorded in 2006, approximately 0.6 million relates to stock options issued pursuant to the Holding Incentive Plan and approximately $4.0 million relates to the cash settlement of Exchange Options exercised (see Note 7).

Under SFAS 123, no additional compensation expense is recognized for cash settlements of outstanding awards, which is why pro forma stock-based compensation expense for 2006 is less than stock-based compensation under APB 25.

The weighted-average grant date fair value of each option granted during 2004, 2005 and 2006 was $2.04, $1.28 and $5.18, respectively.

In determining the pro forma disclosures above, the fair value of options granted was estimated on the date of grant using the Black-Scholes option-pricing model and assumptions appropriate to the plan. The Black-Scholes model was developed to estimate the fair value of traded options, which have different characteristics than the employee stock options we grant, and changes to the subjective assumptions used in the model can result in different fair value estimates. The weighted average grant date fair values for the options granted in 2004, 2005 and 2006 were based on the following assumptions:

Fiscal years ended October 3, 2004, October 2, 2005 and October 1, 2006	2004	2005	2006
Expected dividend yield	0.0%	0.0%	0.0%
Expected volatility	0.0%	0.0%	0.0%
Risk-free interest rate	4.0%	3.8%	4.7%
Expected life (in years)	4.0	3.5	10.0

Cash and Cash Equivalents

We consider all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

BWAY HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded net of an allowance for uncollectibility. The allowance for doubtful accounts is based on management’s assessment of the collectibility of customer accounts. We regularly review the allowance by considering factors such as historical experience, credit quality, the age of the accounts receivable balances and current economic conditions that may affect a customer’s ability to pay.

Inventories

Inventories are carried at the lower of cost or market. Generally, inventory is determined under the last-in, first-out (LIFO) method of inventory valuation. However, inventory totaling approximately $7.1 million at our ICL subsidiary is determined under the first-in, first-out (FIFO) method of inventory valuation. We estimate reserves for inventory obsolescence and shrinkage based on management’s judgment of future realization. Projected inventory losses are recognized at the time the loss is probable rather than when the goods are ultimately sold.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets. Generally, estimated useful lives are 30 years for buildings and improvements, 5 to 15 years for machinery and equipment, 5 to 7 years for furniture and fixtures and 3 years for computer information systems.

We amortize leasehold improvements over the lesser of the estimated useful lives or the remaining underlying lease term. We depreciate equipment under capital leases using the straight-line method over the lesser of the estimated useful life or the term of the lease. We periodically assess the appropriateness of and make revisions to the remaining estimated useful lives of property, plant and equipment. For leasehold improvements acquired in a business combination or purchased subsequent to the inception of a lease after June 2005, we amortize these improvements over the lesser of the useful life of the assets or the term of the lease including renewals that are reasonably assured at the date of the business combination or purchase.

We capitalize expenditures for major renewals and replacements and charge against income expenditures for maintenance and repairs. When we retire or otherwise dispose of property, plant and equipment, we remove the asset balances from the related asset and accumulated depreciation accounts, and we credit or charge to operations any resulting gain or loss, respectively.

We capitalize interest in connection with the installation of major machinery and equipment. Capitalized interest is recorded as part of the cost of the related asset and is depreciated over the asset’s estimated useful life. Interest capitalized in 2004, 2005 and 2006 was immaterial.

We include assets under capital leases and the related amortization in property, plant and equipment and depreciation expense, respectively.

Goodwill and Other Intangible Assets

Indefinite-lived identifiable intangibles and goodwill are not amortized, but tested for impairment at least annually. We perform an impairment test for our indefinite-lived intangible assets by comparing the fair value of indefinite-lived intangible assets to their carrying value. The fair value of the assets is estimated based on discounted future cash flows. We recognize an impairment charge if the carrying value of the assets exceed their estimated fair value. There were no impairments of indefinite-lived intangibles during 2004, 2005 or 2006.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Goodwill represents the excess of the purchase price over the fair value of net assets acquired. We test goodwill for impairment annually or more frequently if an event occurs or circumstances change that more likely than not reduce the value of the reporting unit below its carrying value. For purposes of goodwill impairment testing, we compare the fair value of each reporting unit with its carrying amount, including goodwill. Each of our two operating divisions is considered a reporting unit for goodwill impairment testing. The fair value of each reporting unit is determined based on expected discounted future cash flows. If the carrying amount of a reporting unit exceeds its fair value, goodwill is considered impaired. If goodwill is considered impaired, the impairment loss to be recognized is measured by the amount by which the carrying amount of goodwill exceeds implied fair value of that goodwill. We performed our annual impairment test as of October 1, 2006. For purposes of our annual goodwill impairment test, we estimated the fair value of our reporting units. Based on a comparison of the carrying value of each of our reporting units to its estimated fair value, we determined that goodwill was not impaired as of October 1, 2006. Our annual impairment tests for 2004 and 2005 did not indicate an impairment of goodwill.

Our other intangible assets consist of finite-lived and indefinite-lived identifiable intangibles. We amortize our acquired finite-lived, identifiable intangible assets over their remaining useful lives in proportion to the underlying cash flows that were used in determining the acquired value. A portion of these intangibles represent basis carried over in the Transaction; these continue to be amortized on a straight-line basis. Our finite-lived intangibles are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of any asset may not be recoverable based on estimates of future undiscounted cash flows. In the event of impairment, the asset would be written down to its fair market value as estimated by future discounted cash flows. Indefinite-lived identifiable intangibles are tested in the same manner as goodwill, as discussed above. There were no impairments of other intangible assets recognized in 2004, 2005 or 2006.

Deferred Financing Costs

We amortize deferred financing costs to interest expense over the term of the related financing agreement using the straight-line method for costs associated with financing having a single payoff date and using a declining balance method for costs associated with financing having scheduled payoffs, each of which approximates the effective yield method.

Foreign Currency Translation

The financial statements of our non-U.S. subsidiary are translated into U.S. dollars for financial reporting purposes. The cumulative translation adjustments are reflected in stockholders’ equity. Assets and liabilities are translated at the rate of exchange on the balance sheet date, while revenues and expenses are translated at average exchange rates during the year.

Revenue Recognition

We recognize revenue when persuasive evidence of an arrangement exists, our products have been shipped and title and risk of loss have passed, the sales amount is fixed or determinable and collectibility of the amount billed is probable. We record provisions for discounts, returns, allowances, customer rebates and other adjustments in the same period as the related revenues are recorded. We do not engage in revenue arrangements with multiple deliverables.

Accrued Rebates

We provide volume rebates to our customers on certain products. We accrue a provision for these rebates, which is recognized as a reduction of net sales, in the period that the goods are shipped. Accrued rebates may be settled in cash or as a credit against customer accounts receivable.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If these assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Assets to be disposed of are recorded at the lower of net book value or fair market value less cost to sell at the date management commits to a plan of disposal. Assets to be disposed of are reclassified to other current assets on the consolidated balance sheets. At the end of 2005, assets held for sale in other current assets was approximately $0.6 million.

Fair Value of Financial Instruments

Due to variable interest rates that change on a relative short-term basis, we consider the historical carrying value of our Term Loan borrowings to be a reasonable estimate of their fair value. The fair value of our publicly held Senior Notes is estimated based on the quoted bid price for these debt instruments and was approximately $211.0 and $210.0 million as of October 2, 2005 and October 1, 2006, respectively. The carrying value of the Senior Notes was $200.0 million at October 2, 2005 and October 1, 2006. The Term Loans and Senior Notes are further described in Note 6. In addition, we consider the carrying value of cash and cash equivalents, trade accounts receivable and trade accounts payable to approximate fair value. Our estimates of fair value involve judgment and are not necessarily indicative of the amounts that could be realized or paid in a current market exchange.

Derivative Financial Instruments and Hedging Activities

We do not enter into or hold derivatives for trading or hedging purposes. We review our contracts for embedded derivatives that would require separate reporting and disclosure.

Income Taxes

We account for income taxes in accordance with SFAS 109, Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. In accordance with SFAS 109, deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

Net Income Per Share

Basic net income per share is computed by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted net income per share reflects the potential dilution that could occur if stock options were exercised and converted into common stock that then shared in earnings.

Comprehensive Income

Comprehensive income includes net income, adjustments to the minimum pension liability, net of tax, and foreign currency translation adjustments.

BWAY HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The components of accumulated other comprehensive loss are as follows:

October 2, 2005 and October 1, 2006 (Dollars in thousands)	2005	2006
Minimum pension liability adjustment, net of tax	$(347)	$(748)
Cumulative foreign currency translation adjustments	—	251

TOTAL ACCUMULATED OTHER COMPREHENSIVE LOSS	$(347)	$(497)

Conditional Asset Retirement Obligations

In March 2005, the FASB issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143 (“FIN 47”). FIN 47 is an interpretation of SFAS 143, Accounting for Asset Retirement Obligations, which applies to all entities and addresses the legal obligations with the retirement of tangible long-lived assets that result from the acquisition, construction, development or normal operation of a long-lived asset. The Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made even though uncertainty exists about the timing and/or method of settlement. FIN 47 further clarifies the meaning of “conditional asset retirement obligation” with respect to recording the asset retirement obligation discussed in SFAS 143. Upon adoption of FIN 47 in the fourth quarter of 2006, we recorded an increase in property, plant and equipment of $0.6 million and recognized an asset retirement obligation of $1.2 million. This resulted in the recognition of a non-cash charge of $0.4 million, net of a $0.2 million deferred tax benefit, for 2006 that was reported as a cumulative effect of a change in accounting principle. Pursuant to FIN 47, the financial statements for periods prior to October 1, 2006 have not been restated. If FIN 47 had been in effect in prior periods, we would have recorded asset retirement obligations of approximately $0.9 million and $1.0 million at October 3, 2004 and October 2, 2005, respectively.

Recently Issued Accounting Standards

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections—A Replacement of APB Opinion No. 20 and FASB Statement No. 3 (“SFAS No. 154”). SFAS No. 154 requires retrospective application to prior periods’ financial statements for changes in accounting principle, unless it is impracticable to determine either the period specific effects or the cumulative effect of the change. SFAS 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle, such as a change in nondiscretionary profit-sharing payments resulting from an accounting change, should be recognized in the period of the accounting change. SFAS 154 also requires that a change in depreciation, amortization, or depletion method for long-lived non-financial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. SFAS 154 is effective for us beginning in 2007. However, the Statement does not change the transition provisions of any of the existing accounting pronouncements. SFAS 154 is effective for accounting changes and errors in previously issued financial statements made in fiscal years beginning after December 15, 2005, which for us is the beginning of 2007. We will follow the provisions of this Statement in the event of any future accounting changes.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”). This interpretation clarifies the accounting for uncertainty in tax positions taken or expected to be taken in a tax return and requires that we recognize in our financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. This interpretation also provides guidance on derecognition,

BWAY HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

classification, interest and penalties, accounting in interim periods and disclosure requirements for uncertain tax positions. The provisions of FIN 48 are effective for us at the beginning of 2008 (October 2007). We are currently evaluating the impact of FIN 48 on our consolidated financial statements.

In September 2006, the SEC issued SAB 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”). SAB 108 states that registrants should use both a balance sheet approach and an income statement approach when quantifying and evaluating the materiality of a misstatement. The interpretations in SAB 108 contain guidance on correcting errors under the dual approach as well as provide transition guidance for correcting errors. This interpretation does not change the requirements within SFAS 154 for the correction of an error on financial statements. SAB 108 is effective for annual financial statements covering the first fiscal year ending after November 15, 2006, which, for us, is fiscal 2007 ending September 30, 2007. We are currently evaluating the impact of SAB 108 on our consolidated financial statements.

In September 2006, the FASB issued SFAS 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 is effective for us at the beginning of 2009 (October 2008). We are currently evaluating the impact of SFAS 157 on our consolidated financial statements.

In September 2006, the FASB issued SFAS 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106, and 132(R) (“SFAS 158”). This Statement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability on its statement of financial position. SFAS 158 also requires an employer to recognize changes in that funded status in the year in which the changes occur through comprehensive income. In addition, this statement requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. Since we do not have publicly traded equity securities, SFAS 158 is effective for us at the end of the fiscal year ending after June 15, 2007, which is fiscal 2007 ending September 30, 2007. We are currently evaluating the impact of SFAS 158 on our consolidated financial statements.

In February 2007 the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159”). SFAS No. 159 expands opportunities to use fair value measurement in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for us at the beginning of fiscal 2009 (October 2008). We have not decided if we will early adopt SFAS No. 159 or if we will choose to measure any eligible financial assets and liabilities at fair value.

2. Acquisitions

NAMPAC Acquisition

On July 7, 2004, we acquired all of the issued and outstanding shares of stock of NAMPAC, a manufacturer of rigid plastic containers for industrial packaging markets, from MVOC, LLC, a Delaware limited liability company and sole owner of the common shares of NAMPAC (the “NAMPAC Acquisition”). As a result of the acquisition, NAMPAC became a wholly owned subsidiary of BWAY. We paid approximately $202.8 million in cash, net of cash acquired, for the acquisition, which was funded by a $30.0 million equity contribution from Kelso and certain members of our senior management and from a portion of the proceeds from a $225.0 million term loan facility. The term loan facility is further discussed in Note 6. The results of operations related to this acquisition are included in the consolidated financial statements from the date of acquisition. Included in the purchase price is approximately $2.3 million in transaction costs associated with the acquisition. The

BWAY HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

purchase price was subject to a working capital adjustment, which was finalized and received in September 2004 and is reflected in the purchase price.

The NAMPAC transaction enabled us to expand the scale of our plastic container offerings, which were first established with the SST Industries asset acquisition in August 2003. We believe the rigid plastic container segment is important to our growth, and the acquisition enables us to serve our customers with a more diverse product offering.

The acquisition was accounted for as a purchase in accordance with SFAS 141, Business Combinations. As such, the assets and liabilities have been recorded at fair value. We allocated the purchase price based on our estimates of fair value. The purchase price allocation was adjusted in 2006 for a correction to a vacation liability and for the utilization of an acquired deferred tax asset, net of contingency, that was not previously recorded (see Note 5).

The following is a summary of the final allocation of fair values of the assets and liabilities, as adjusted, related to the acquisition:

(Dollars in thousands)
Current assets	$46,121
Property, plant and equipment	42,289
Intangible assets subject to amortization
Customer relationships	90,214
Tradenames	14,243
Noncompetition agreements	371
Goodwill	98,894
Other assets	284

Total assets	292,416

Current liabilities	37,670
Other liabilities	51,989

Total liabilities	89,659

CASH PURCHASE PRICE, NET OF $11,351 CASH ACQUIRED	$202,757

We allocated goodwill and intangible assets resulting from the acquisition to our plastics packaging segment. The weighted-average life of the acquired intangible assets subject to amortization is approximately 18, 15 and 3 years for customer relationships, tradenames and noncompetition agreements, respectively. Goodwill resulting from this acquisition is not deductible for income tax purposes.

ICL Acquisition

On July 17, 2006, we acquired substantially all of the assets and assumed certain of the liabilities of Industrial Containers, Ltd., (“ICL Ltd.”) a Toronto based manufacturer of rigid plastic containers and steel pails for industrial packaging markets (the “ICL Acquisition”). The net assets were acquired by ICL Industrial Containers ULC (“ICL”), a wholly owned subsidiary of BWAY created to effectuate the acquisition. We paid approximately $68.4 million in cash for the acquisition, which was funded by $50.0 million in term loan borrowings by ICL and from a portion of the proceeds of additional term loan borrowings by BWAY. The term loans are further discussed in Note 6. The results of operations related to this acquisition are included in the consolidated financial statements from the date of acquisition. Included in the purchase price is approximately

BWAY HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

$1.7 million in transaction costs associated with the acquisition. The purchase price also includes purchase price adjustments of approximately $0.4 million, which were paid in 2007.

The ICL Acquisition enables us to expand in the Canadian market. We believe geographic expansion is important to our growth.

We recorded the assets acquired and liabilities assumed at fair market value in accordance with SFAS No. 141. We allocated the purchase price based on our estimates. Although we believe the purchase price allocation is substantially complete, the finalization of certain tax allocations or transaction costs, among other things, could result in an adjustment to the allocation.

The following is a summary of the initial allocation of fair value of the assets acquired and liabilities assumed in the transaction:

(Dollars in thousands)
Current assets	$18,735
Property, plant and equipment	4,063
Intangible assets subject to amortization
Customer relationships	19,567
Tradenames	3,112
Goodwill	29,166

Total assets	74,643

Less: Current liabilities	(6,216)

NET ASSETS ACQUIRED	$68,427

Goodwill and intangible assets resulting from the acquisition have been allocated to each of our metal and plastics packaging segment based on estimated fair value. See Note 5. The weighted-average life of the acquired intangible assets subject to amortization is approximately 13 and 15 years for customer relationships and tradenames, respectively. Goodwill resulting from this acquisition is not deductible for U.S. income tax purposes.

3. Inventories

October 2, 2005 and October 1, 2006 (Dollars in thousands)	2005	2006
Raw materials	$28,999	$26,212
Work-in-progress	29,737	39,181
Finished goods	25,316	32,894

Inventories at FIFO cost	84,052	98,287
LIFO reserve	(12,087)	(17,846)

INVENTORIES	$71,965	$80,441

During 2004 and 2006, as a result of reduced inventory quantities, LIFO inventory quantities carried at lower costs were liquidated which resulted in an increase in income before taxes and cumulative effect of change in accounting principle of approximately $0.6 million and $3.0 million, respectively. There was no LIFO liquidation in 2005. The liquidation results in additional earnings due to LIFO inventories valued at costs prevailing in prior years that were lower than the costs of current purchases.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. Property, Plant and Equipment

October 2, 2005 and October 1, 2006 (Dollars in thousands)	2005	2006
Land	$3,063	$3,272
Buildings and improvements	12,609	13,740
Machinery and equipment	181,031	203,168
Furniture, fixtures and computer information systems	13,518	15,019
Construction-in-progress	9,669	7,454

	219,890	242,653
Accumulated depreciation	(77,414)	(99,709)

PROPERTY, PLANT AND EQUIPMENT, NET	$142,476	$142,944

5. Goodwill and Other Intangible Assets

The change in the net carrying amount of goodwill for 2005 and 2006 by reportable segment:

(Dollars in thousands)	Metal Packaging	Plastics Packaging	Total
BALANCE, OCTOBER 3, 2004	$112,556	$107,741	$220,297
Adjustments related to the NAMPAC Acquisition(1)	—	(1,079)	(1,079)

BALANCE, OCTOBER 2, 2005	112,556	106,662	219,218
Correction related to the NAMPAC Acquisition(2)	—	667	667
Utilization of acquired deferred tax asset, net of contingency(3)	—	(731)	(731)
Additions related to the ICL Acquisition	7,677	21,489	29,166
Currency translation adjustment	95	272	367

BALANCE, OCTOBER 1, 2006	$120,328	$128,359	$248,687

(1)	Purchase accounting adjustments primarily related to net operating loss carryforwards, which resulted in an increase in deferred tax assets, net of a valuation allowance, and a reduction in goodwill of approximately $0.9 million.
(2)	During the implementation of an automated time keeping system in the first quarter of fiscal 2006 at facilities acquired in the NAMPAC Acquisition, we determined that the accrued vacation liability recorded as part of the purchase price allocation for the NAMPAC Acquisition was understated by approximately $0.7 million due to differences between actual pay practices and documentation provided and used to determine the purchase price allocation. We recorded an adjustment of $0.7 million to the accrued salaries and wages liability related to accrued vacation in the consolidated balance sheet as of January 1, 2006 with an offsetting increase to goodwill. Based on the amount of this adjustment and the impact on previously reported financial statements, management determined that such previously issued financial statements were not materially misstated.
(3)	In the third quarter of fiscal 2006, we reduced goodwill for approximately $1.7 million related to the utilization of a deferred tax asset associated with a net operating loss carryforward acquired in the NAMPAC Acquisition. However, a portion of the net operating loss carryforward is currently under review by the Internal Revenue Service. As such, we have established a contingent liability for approximately $1.0 million (and increased goodwill) based on our estimate of net operating loss carry forwards that are probable of disallowance by the Internal Revenue Service.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Identifiable intangible assets by major asset class:

	2005			2006
October 2, 2005 and October 1, 2006 (Dollars in thousands)	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
AMORTIZABLE INTANGIBLE ASSETS
Customer relationships	$158,060	$(21,924)	$136,136	$177,873	$(33,601)	$144,272
Tradenames	22,833	(3,150)	19,683	25,984	(4,809)	21,175
Noncompetition agreements	401	(82)	319	401	(260)	141

	181,294	(25,156)	156,138	204,258	(38,670)	165,588
UNAMORTIZABLE INTANGIBLE ASSETS
Technology	613	—	613	613	—	613

	$181,907	$(25,156)	$156,751	$204,871	$(38,670)	$166,201

The useful lives of customer relationships, tradenames and noncompetition agreements range from 14 to 18 years, 10 to 15 years and 3 to 4 years, respectively.

Expected future amortization expense:

(Dollars in thousands)
FISCAL YEAR ENDING
2007	$15,519
2008	15,011
2009	14,468
2010	14,396
2011	13,766
Thereafter	92,428

$165,588

6. Long-Term Debt

October 2, 2005 and October 1, 2006 (Dollars in thousands)	2005	2006
LONG TERM DEBT
10% USD senior subordinated notes due October 2010	$200,000	$200,000
Variable rate USD term loan maturing July 2013	—	189,500
Variable rate CAD term loan maturing July 2013	—	50,501
Variable rate USD term loan(1)	195,300	—

	395,300	440,001
Less: Current portion	(30,000)	(20,506)

LONG TERM DEBT, NET OF CURRENT PORTION	$365,300	$419,495

(1)	Loan was refinanced with the variable rate USD term loan maturing July 2013 in conjunction with the ICL Acquisition (see Note 2).

BWAY HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The current portion of long-term debt for 2005 and 2006 reflects voluntary prepayments of the applicable USD term loan of $30.0 million and $20.0 million, respectively. The prepayments were made in the first quarter following the applicable year-end.

The weighted-average interest rate on variable rate credit facility borrowings at October 2, 2005 and October 1, 2006 was 6.0% and 7.0%, respectively.

Scheduled maturities on long-term debt reflecting any prepayments discussed above are as follows:

(Dollars in thousands)
FISCAL YEAR ENDING
2007	$20,506
2008	1,794
2009	2,652
2010	2,223
2011	202,223
Thereafter	210,603

$440,001

Senior Subordinated Notes

The $200.0 million principal amount of 10% Senior Subordinated Notes due 2010 (the “Senior Notes”) are unsecured senior subordinated obligations of BWAY Corporation and are effectively subordinated to all senior debt obligations of the Company. Interest on the Senior Notes is payable semi-annually in arrears on April 15 and October 15. The interest rate is fixed at 10% per annum. All of our U.S. based subsidiaries have fully and unconditionally guaranteed the Senior Notes.

The Senior Notes are governed by an Indenture dated as of November 27, 2002 with The Bank of New York, as trustee, as assumed by BWAY Corporation on February 7, 2003 and as amended from time to time (the “Indenture”).

The Senior Notes are subject to covenants that, among other things, limit BWAY Corporation’s ability (and the ability of some or all of its subsidiaries) to: incur additional debt, pay dividends or distributions on our capital stock or to repurchase our capital stock, make certain investments, create liens on our assets to secure debt, engage in transactions with affiliates, merge or consolidate with another company and transfer and sell assets. These covenants are subject to a number of important limitations and exceptions. At October 1, 2006, BWAY was in compliance with all applicable covenants related to the Senior Notes.

We may redeem some or all of these notes at redemption prices specified in the Indenture (105% on October 15, 2006 declining annually to 100% on October 15, 2009). Upon the occurrence of a Change in Control, as defined in the Indenture, the holders of the Senior Notes could require us to repurchase the notes at 101% of the principal amount.

We incurred and have deferred approximately $8.0 million in financing costs related to the underwriting and registration of these notes. We are amortizing these deferred costs to interest expense over the term of the notes. At October 2, 2005 and October 1, 2006, approximately $5.2 million and $4.2 million, respectively, of the deferred costs remained to be amortized.

BWAY HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Credit Facility

New Credit Facility

On July 17, 2006, in conjunction with the ICL Acquisition, we entered into a new credit facility with various lenders, Deutsche Bank Trust Company Americas, as administrative agent, LaSalle Bank, N.A., as documentation agent and Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc., as joint arrangers. The credit facility consists of a $190.0 million B Term Loan (the “US Term Loan”) and a $50.0 million revolving credit facility (the “US Revolver”) and a CDN$56.41 million (US$50.0 million equivalent at the borrowing date) C Term Loan (the “Canadian Term Loan”) and a $5.0 million equivalent revolving credit facility (the “Canadian Revolver”) (collectively, the “Credit Facility”).

BWAY Corporation is the borrower of the US Term Loan and only BWAY Corporation can borrow on the US Revolver. ICL is the borrower of the Canadian Term Loan and only ICL can borrow on the Canadian Revolver.

The term loans mature July 17, 2013 and the revolving loans mature July 17, 2012. In the event the Senior Notes are not refinanced prior to April 15, 2010, the US Term Loan and the US and Canadian Revolvers mature April 15, 2010 and the Canadian Term Loan matures July 18, 2011.

The US Term Loan is denominated in U.S. dollars and, at the option of the borrower, may consist of a Base Rate Loan or a Eurodollar Loan, each as defined in the Credit Agreement. Once repaid, the US Term Loan may not be reborrowed. Scheduled quarterly repayments of approximately $0.5 million begin September 30, 2006 and continue to March 31, 2013. The remaining balance is due on the maturity date. Interest accrues on Base Rate Loans at a fixed margin of 0.75% plus the greater of the federal funds rate plus .005% or the Prime Lending Rate and on Eurodollar Loans at a Eurodollar Rate (as defined in the Credit Agreement) plus a fixed margin of 1.75%. At October 1, 2006, the effective interest rate on outstanding US Term Loan borrowings was approximately 7.13%.

The US Revolver is denominated in U.S. dollars and, at the option of the borrower, may consist of a Base Rate Loan or a Eurodollar Loan, each as defined in the Credit Agreement. Any outstanding borrowings are due at maturity. Interest accrues on Base Rate Loans at a variable margin ranging from 0.25% to 1.00% plus the greater of the federal funds rate plus .005% or the administrative agent’s “prime lending rate”. Interest accrues on Eurodollar Loans at a Eurodollar Rate plus a variable margin ranging from 1.25% to 2.00%. The applicable margin for either the Base Rate or Eurodollar loans is based on a Consolidated Total Leverage Ratio, as defined in the Credit Agreement.

The Canadian Term Loan is denominated in Canadian dollars and, at the option of the borrower, may consist of a Canadian Prime Rate Loan or a B/A Discount Rate Loan, each as defined in the Credit Agreement. Once repaid, the Canadian Term Loan may not be reborrowed. Scheduled quarterly repayments of approximately CDN$141 thousand (approximately $127 thousand US dollar equivalent at October 1, 2006) begin September 30, 2006 and continue to March 31, 2013. The remaining balance is due on the maturity date. Interest accrues on Canadian Prime Rate Loans at the greater of DB Canada’s “prime rate” or CDOR plus 75 basis points plus a fixed margin of 1.0% and on B/A Discount Rate Loans at CDOR plus a fixed margin of 2.0%. At October 1, 2006, the effective interest rate on outstanding Canadian Term Loan borrowings was approximately 6.43%.

The Canadian Revolver is denominated in either U.S. or Canadian dollars, at the option of the borrower, and, at the option of the borrower, may consist of a Base Rate Loan or a Eurodollar Loan for U.S. dollar denominated loans or Canadian Prime Rate Loan or a B/A Discount Rate Loan for Canadian dollar denominated loans, each as defined in the Credit Agreement. Any outstanding borrowings are due at maturity. Interest accrues on Base Rate

BWAY HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Loans or Canadian Prime Rate Loans at the applicable base (as discussed above) plus a variable margin ranging from 0.25% to 1.00%. Interest accrues on Eurodollar Loans or B/A Discount Rate Loans at the applicable base (as discussed above) plus a variable margin ranging from 1.25% to 2.00%. The applicable margin for either the Base Rate or Eurodollar loans is based on a Consolidated Total Leverage Ratio, as defined in the Credit Agreement.

BWAY Holding and each of its U.S. subsidiaries have guaranteed the US Term Loan and US Revolver, which are secured by substantially all of our assets and the U.S. assets of our subsidiaries. In addition, we have pledged as collateral all of the issued and outstanding stock of our U.S. subsidiaries, which are wholly-owned, and, subject to certain limitations, the outstanding stock of ICL. ICL has guaranteed the Canadian Term Loan and Canadian Revolver, which are secured by all of the assets of ICL.

A portion of the initial net proceeds from the Term Loans were used to finance the ICL Acquisition.

At October 1, 2006, BWAY had $8.0 million in standby letter of credit commitments that reduced BWAY’s available borrowings under the US Revolver to $42.0 million. There were no outstanding US or Canadian Revolver borrowings at October 1, 2006.

The credit agreement contains covenants that, among other things, limit our ability (and the ability of some or all of our subsidiaries) to: incur additional debt, pay dividends or distributions on our capital stock or to repurchase our capital stock, make certain investments, create liens on our assets to secure debt, engage in transactions with affiliates, merge or consolidate with another company and transfer and sell assets. We are also required to maintain a minimum Consolidated Interest Coverage Ratio and to not exceed a Maximum Consolidated Total Leverage Ratio (each as defined in the credit agreement). These covenants are subject to a number of important limitations and exceptions. At October 1, 2006, we were in compliance will all applicable covenants contained in the credit agreement.

Deferred Financing Costs

In connection with the refinancing of our credit facility, we followed the guidance of EITF 98-14, Debtor’s Accounting for Changes in Line-of-Credit or Revolving-Debt Arrangements (“EITF 98-14”) related to the revolver and EITF 96-19 Debtor’s Accounting for Modification or Exchange of Debt Instruments (“EITF 96-19”) related to the term loans. Pursuant to EITF 98-14, we carried forward approximately $0.4 million and expensed approximately $0.2 million of the unamortized financing costs related to the revolver at the date refinanced, July 17, 2006. Pursuant to EITF 96-19, the refinancing was not considered a “debt extinguishment” and, as such, we expensed approximately $0.8 million in third-party expenses incurred in connection with refinancing the term loan and carried forward $3.9 million in unamortized financing costs related to the term loan at July 17, 2006. We incurred and deferred approximately $1.5 million in new fees and costs associated with the US Revolver and US Term Loan and approximately $1.2 million in fees and costs associated with the Canadian Revolver and Term Loan.

We are amortizing the resulting $5.9 million of these deferred costs related to the Term Loans to interest expense over the term of the loans in proportion to the outstanding principal, which approximates the effective yield method. We are amortizing the remaining $1.1 million related to the Revolvers on a straight-line basis over the term of the Revolvers, which approximates the effective yield method. At October 2, 2005, approximately $5.4 million of deferred costs associated with the Old Credit Facility were unamortized. At October 1, 2006, approximately $6.8 million of deferred costs associated with the New Credit Facility were unamortized.

In 2004, we charged to interest expense approximately $1.3 million of unamortized deferred financing costs that were not carried forward under EITF 98-14 when we refinanced the then credit facility in connection with the NAMPAC Acquisition.

BWAY HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Old Credit Facility

On July 7, 2004, in connection with the NAMPAC Acquisition, we entered into a $255.0 million credit facility with various lenders and Deutsche Bank Trust Company Americas, as administrative agent. The credit facility consisted of (a) a $225.0 million term loan facility which was scheduled to mature June 30, 2011 and (b) a $30.0 million revolving credit facility, which was scheduled to mature June 30, 2009. This credit facility was refinanced in conjunction with the ICL Acquisition, as discussed above.

7. Stockholders’ Equity

Net Income Per Share

The following table shows the computation of basic and diluted net income per share for the periods presented:

Fiscal years ended October 3, 2004, October 2, 2005 and October 1, 2006 (Amounts in thousands except per share amounts)	2004	2005	2006
BASIC NET INCOME PER SHARE
Income before cumulative effect of change in accounting principle, net of tax	$5,707	$8,129	$5,795
Cumulative effect of change in accounting principle, net of tax	—	—	(398)

Net income	$5,707	$8,129	$5,397

Weighted-average number of shares outstanding	18,006	20,603	20,592

PER SHARE AMOUNTS
Income before cumulative effect of change in accounting principle, net of tax	$0.32	$0.39	$0.28
Cumulative effect of change in accounting principle, net of tax	—	—	(0.02)

BASIC EARNINGS PER SHARE	$0.32	$0.39	$0.26

DILUTED NET INCOME PER SHARE
Income before cumulative effect of change in accounting principle, net of tax	$5,707	$8,129	$5,397
Cumulative effect of change in accounting principle, net of tax	—	—	(398)

Net income	$5,707	$8,129	$5,397

WEIGHTED-AVERAGE SHARES
Weighted-average number of shares outstanding	18,006	20,603	20,592
Dilutive effect of stock options	3,327	4,334	4,756

Weighted-average number of shares outstanding assuming dilution	21,333	24,937	25,348

PER SHARE AMOUNTS
Income before cumulative effect of change in accounting principle, net of tax	$0.27	$0.33	$0.23
Cumulative effect of change in accounting principle, net of tax	—	—	(0.02)

DILUTED EARNINGS PER SHARE	$0.27	$0.33	$0.21

Options to purchase 189,809, 25,722 and 4,472 shares of common stock were not included in the computation of diluted earnings per share for the years ended October 3, 2004, October 2, 2005 and October 1, 2006, respectively, because the options’ exercise prices were greater than the average market price for the common stock and their effect would have been antidilutive.

BWAY HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Dividend

In the fourth quarter of 2006, BWAY Corporation declared a dividend of $10.0 million payable to BWAY Holding. The dividend was used to purchase 85,088 shares of common stock for $1.2 million controlled by our chairman and chief executive officer and to cash settle the exercise of 722,547 Exchange Options (as defined in Note 8) for $8.8 million. All of the Exchange Options were fully vested as of February 7, 2003 and the settlement price per option was based on the difference between the fair value per share of our common stock at the exercise date and the weighted average option price. We recorded approximately $8.8 million in stock-based compensation expense related to the exercise of these options.

Capital Contribution

In the fourth quarter of 2004, we issued 3,403,537 shares of common stock to our existing stockholders for $30.0 million in cash. The funds were used to finance, in part, the NAMPAC Acquisition.

Deferred Shares

In conjunction with the NAMPAC Acquisition, we issued 45,382 deferred shares valued at $0.4 million to an officer of NAMPAC to satisfy amounts due to him under a NAMPAC long-term performance plan that was terminated as part of the NAMPAC Acquisition.

The number of deferred shares granted was fixed based on a value per share agreed upon by the parties to the deferred share agreement. The obligation under the deferred share agreement can only be settled through the issuance of BWAY Holding common stock.

BWAY Holding Securityholders Agreement

On February 7, 2003, we entered into a securityholders agreement with the Kelso affiliates, which in the aggregate own a majority of our common stock (the “Kelso Affiliates”), and certain other securityholders who own common stock and options to purchase common stock (the “Non-Kelso Securityholders”) (the “Securityholders Agreement”).

The Securityholders Agreement generally restricts the transfer of shares of common stock owned by the Non-Kelso Securityholders and any of the Company’s employees who will, at a later point, become parties to the agreement. Exceptions to this restriction include transfers for estate planning purposes or transfers in connection with certain pledges, so long as any transferee agrees to be bound by the terms of the Securityholders Agreement.

In addition, the Non-Kelso Securityholders have “tag-along” rights to sell their shares on a pro rata basis with the Kelso Affiliates in significant sales to third parties. The Kelso Affiliates have “drag-along” rights to cause the Non-Kelso Securityholders to sell their shares on a pro rata basis with the Kelso Affiliates in significant sales to third parties.

Our employees who are a party to the Securityholders Agreement are subject to “put” and “call” rights, which, subject to certain exceptions, entitle an employee stockholder to require us to purchase their shares, and which entitle us, subject to certain exceptions, to require the employee stockholder to sell their shares to us, upon any termination of the stockholder’s employment, at differing prices, depending upon the circumstances of the termination and further subject to a six-month and one day holding period following the date of acquisition of any shares through the exercise of stock options. The Securityholders Agreement also contains a provision that requires us to offer certain existing stockholders the right to purchase shares upon a new issuance on a pro rata basis, subject to certain exceptions.

BWAY HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

BWAY Holding Registration Rights Agreement

On February 7, 2003, we entered into a registration rights agreement with the Non-Kelso Securityholders (the “Holding Registration Rights Agreement”). Pursuant to this agreement, the Kelso Affiliates have the right to make an unlimited number of requests that we register their shares under the Securities Act following the first anniversary of an initial public offering. In any demand registration, all of the parties to the Holding Registration Rights Agreement have the right to participate on a pro rata basis, subject to certain conditions. In addition, if we propose to register any of our shares (other than registrations related to exchange offers, benefit plans and certain other exceptions), all of the holders of registration rights under the Holding Registration Rights Agreement have the right to include their shares in the registration statement, subject to certain conditions.

8. Stock-Based Compensation

In February 2000, Predecessor adopted the Fourth Amendment and Restatement of BWAY’s 1995 Long-Term Incentive Plan (the “Predecessor Incentive Plan”). The Predecessor Incentive Plan authorized grants of stock options to participants from time to time as determined by the Board. As a result of the Transaction, which as defined in the Predecessor Incentive Plan, was a change in control event, all outstanding options became immediately vested and exercisable. Certain members of management that held stock options under the Predecessor Incentive Plan entered into Exchange Agreements with BWAY Holding whereby their Predecessor Incentive Plan options to acquire shares in BWAY were exchanged 2-for-1 for new options to acquire BWAY Holding common stock with an exercise price equal to the exercise price of the exchanged option as adjusted for the 2-for-1 split (“Exchange Options”). The Exchange Options were fully vested as of the closing of the Transaction and were issued with substantially the same terms and conditions in effect immediately before the exchange. Shares of common stock of BWAY Holding subject to Exchange options were 3,041,602 and 2,319,055 at October 2, 2005 and October 1, 2006, respectively.

Effective with the closing of the Transaction in February 2003, BWAY Holding assumed the Predecessor Incentive Plan, and we granted approximately 1.8 million options on February 8, 2003. The Predecessor Incentive Plan was replaced in July 2004 with the Amended and Restated BCO Holding Stock Incentive Plan (the “Holding Incentive Plan”), which increased the number of available shares of common stock of BWAY Holding subject to options from 3,754,707 to 4,480,797.

Three types of options may be granted under the Holding Incentive Plan: (1) Service Options, which vest in three equal annual installments commencing on the first anniversary of the grant date based upon service; (2) Performance Options, which vest in five equal annual installments if we achieve certain specified performance objectives; and (3) Exit Options, which vest upon a change in equity control (as defined and subject to certain limitations). Under the Holding Incentive Plan, 40% of available options will be Service Options, 10% will be Performance Options and 50% will be Exit Options.

We account for Service Options as fixed awards and determine compensation expense as the amount by which the fair value of our common stock at the grant date exceeds the exercise price of the option granted. Compensation expense, if any, related to Service Options is recognized ratably as the options vest. Because the number of options is contingent upon future events, we account for Performance Options as variable awards and record compensation expense for the number of options with known vesting during each reporting period. The compensation expense recorded for the Performance Options is the change during the period in the amount by which the fair value of BWAY Holding common stock at the end of the reporting period exceeds the exercise price on unvested options. We also account for Exit Options as variable awards. However, since the contingent event upon which they are based is unknown, we have not recorded compensation expense related to these options.

The Holding Incentive Plan will terminate on February 7, 2013 unless terminated earlier the Board. Termination of the Holding Incentive Plan will not affect grants made prior to the termination.

BWAY HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

We recorded approximately $1.1 million, $1.9 million and $1.4 million in stock-based compensation expense in 2004, 2005 and 2006, respectively, related to outstanding Service and Performance options. Because the underlying exit event cannot be reasonably estimated, we did not record compensation expense in any of those periods related to Exit Options. In addition, we recorded stock-based compensation expense of approximately $8.8 million related to the exercise of certain exchange options as further described in Note 7.

The following table presents the status of the Holding Incentive Plan at October 3, 2004, October 2, 2005 and October 1, 2006 and changes during the periods then ended:

	Shares Under Option	Weighted- Average Exercise Price	Options Exercisable	Weighted- Average Exercise Price
EMPLOYEE STOCK OPTIONS
Options outstanding at September 28, 2003	6,480,866	$4.05	3,041,604	$2.58
Options granted	875,510	8.82
Options forfeited	(135,165)	5.35

Options outstanding at October 3, 2004	7,221,211	4.61	3,548,234	2.98
Options granted	227,659	10.27
Options exercised	(7,482)	5.35
Options forfeited	(191,128)	5.96

Options outstanding at October 2, 2005	7,250,260	4.75	4,215,942	3.48
Options granted	261,190	14.56
Options exercised	(722,547)	1.92
Options forfeited	(266,100)	8.59

Options Outstanding at October 1, 2006	6,522,803	$5.30	4,065,451	$4.14

The following table summarizes information about stock options outstanding and exercisable at October 1, 2006:

	Number Outstanding	Weighted-Average Remaining Term	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
RANGE OF EXERCISE PRICES
$1.19 - 2.96	2,319,055	5.2 years	$2.79	2,319,055	$2.79
$5.35	3,116,411	6.4 years	5.35	1,491,981	5.35
$8.82 - 11.76	826,153	7.9 years	9.20	225,543	9.56
$14.10 - 16.68	261,184	9.5 years	14.56	28,872	7.81

	6,522,803	6.3 years	$5.30	4,065,451	$4.14

At October 1, 2006, there were 269,569 options available for grant.

BWAY HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9. Income Taxes

Our provision for income taxes consists of the following:

Fiscal years ended October 3, 2004, October 2, 2005 and October 1, 2006 (Dollars in thousands)	2004	2005	2006
CURRENT INCOME TAXES
Federal	$(546)	$9,907	$3,703
Foreign	—	—	1,161
State	478	1,344	1,242
DEFERRED INCOME TAXES	3,702	(6,900)	835

PROVISION FOR INCOME TAXES	$3,634	$4,351	$6,941

The provision for income taxes is reconciled with the federal statutory rate as follows:

Fiscal years ended October 3, 2004, October 2, 2005 and October 1, 2006 (Dollars in thousands)	2004	2005	2006
Income tax expense at the federal statutory rate	$3,269	$4,368	$4,458
State income tax expense, net of federal income tax benefits	327	437	399
Foreign income taxed at rates other than the federal statutory rate	(296)	(791)	(947)
Puerto Rican tax assessment	—	—	899
Adjustment to estimated effective state tax rates	—	—	1,034
Other items, net	334	337	1,098

PROVISION FOR INCOME TAXES	$3,634	$4,351	6,941

EFFECTIVE TAX RATE AS A PERCENTAGE OF PRETAX INCOME	38.9%	34.9%	54.5%

The components of deferred tax assets and liabilities are as follows:

October 2, 2005 and October 1, 2006 (Dollars in thousands)	2005	2006
DEFERRED TAX LIABILITIES
Property, plant and equipment	$30,567	$27,221
Intangible assets	56,407	54,087
Other	842	1,664

TOTAL DEFERRED TAX LIABILITIES	87,816	82,972

DEFERRED TAX ASSETS
Restructuring reserves	779	956
Employee benefits	11,815	11,260
Accounts receivable	1,409	1,460
Inventory	3,990	102
Transaction costs	1,384	775
Net operating loss carryforwards	727	—
Other	1,494	1,165

Total deferred tax assets, gross	21,598	15,718
Valuation allowance	(727)	—

TOTAL DEFERRED TAX ASSETS	20,871	15,718

DEFERRED TAX LIABILITY, NET	$66,945	$67,254

Current deferred tax assets, net	$(9,174)	$(4,038)
Noncurrent deferred tax liability, net	76,119	71,292

DEFERRED TAX LIABILITY, NET	$66,945	$67,254

BWAY HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In accordance with SFAS 109, Accounting for Income Taxes, and SFAS 5, Accounting for Contingencies, we establish reserves for tax contingencies that reflect our best estimate of the deductions and credits that we may be unable to sustain, or that we could be willing to concede as part of a broader tax settlement. At October 2, 2005 and October 1, 2006, we had recorded tax contingency reserves of approximately $0.4 million and $1.3 million, respectively. The increase in the tax contingency reserve relates to estimated amounts of utilized acquired net operating losses that are probable of disallowance. Any future benefits of these net operating losses will result in an adjustment to goodwill. See Note 5.

10. Lease Commitments

We lease manufacturing facilities, warehouses and office space under operating leases, and we lease vehicles and equipment under operating and capitalized leases. We recorded lease expense of approximately $8.2 million, $11.1 million and $10.8 million in 2004, 2005 and 2006, respectively.

At October 1, 2006, future minimum lease payments under non-cancelable capitalized and operating leases, net of sublease income of approximately $0.8 million and 0.7 million for 2007 and 2008, respectively were as follows:

(Dollars in thousands)	Capitalized Leases	Operating Leases
Fiscal year ending
2007	$228	$9,812
2008	148	9,495
2009	92	7,776
2010	—	6,748
2011	—	6,475
2012 and thereafter	—	17,227

Total minimum lease payments	468	$57,533

Less: imputed interest	(25)

Present value of minimum capitalized lease payments	443
Current portion of capitalized lease obligations	219

Long-term capitalized lease obligations	$224

11. Employee Benefit Plans

Pension and Postretirement Plans

Our defined benefit pension and other postretirement benefit costs and obligations are dependent on assumptions used by actuaries in calculating such amounts. These assumptions, which we review annually, include the discount rate, long-term expected rate of return on plan assets, healthcare cost trend rate and other economic and demographic factors. We determine the discount rate assumption for our defined benefit pension plan based on the estimated rate at which annuity contracts could be purchased to discharge the pension benefit obligation. In estimating discount rates for the defined benefit pension plan and the other postretirement benefit plans, we evaluate the AA-rated corporate long-term bond yield rate in the United States at the end of our fiscal year as an estimate of the rate that would generate matching cash flows to pay benefits under the plans if invested in a portfolio of high quality debt instruments. The long-term expected rate of return on plan assets is based on a combination of historical results of the portfolio and our expectation of future returns that we expect to realize

BWAY HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

over the estimated remaining life of the plan liabilities that will be funded with the plan assets. The healthcare cost trend rate assumptions are based on historical cost and payment data, the near-term outlook and an assessment of the likely long-term trends. Since the defined benefit pension plan was frozen, as discussed below, we did not make salary growth assumptions.

We have a defined benefit pension plan sponsored by NAMPAC that covers certain of its hourly and salaried employees. The plan was frozen effective October 31, 2004 for salaried participants; the plan was frozen to hourly participants in 1998. Benefits are based on the participant’s compensation and period of employment as of the date the applicable portion of the plan was frozen.

We offer postretirement medical coverage to certain union employees at our Cincinnati, Ohio manufacturing facility in accordance with certain of our collective bargaining agreements. We closed the plan to new participants in 1998.

The measurement dates used to determine pension benefit obligations are September 30, 2005 and September 30, 2006 and the measurement dates used to determine other postretirement benefit obligations are October 2, 2005 and October 1, 2006.

The following table reflects the change in benefit obligation and plan assets and the components of net periodic benefits cost associated with these benefits:

	Defined Benefit Pension Plan(1)			Other Postretirement Benefits
Fiscal years ended October 3, 2004, October 2, 2005 and October 1, 2006 (Dollars in thousands)	2004	2005	2006	2004	2005	2006
COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost	$204	$72	$—	$5	$5	$6
Interest cost	158	609	599	399	382	356
Expected return on plan assets	(159)	(530)	(603)	—	—	—
Recognized net actuarial loss	—	—	—	59	52	53

NET PERIODIC BENEFIT COST	$203	$151	$(4)	$463	$439	$415

WEIGHTED AVERAGE ASSUMPTIONS
Discount rate	6.10%	5.75%	5.54%	6.00%	6.00%	5.50%
Expected return on plan assets	8.75%	8.00%	8.00%	n/a	n/a	n/a

(1)	Net periodic benefit cost for 2004 is for the period from July 7, 2004 when the plan was acquired in the NAMPAC Acquisition. We did not have defined benefit pension plans prior to the NAMPAC Acquisition.

BWAY HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Defined Benefit Pension Plan(1)			Other Postretirement Benefits
Fiscal years ended October 3, 2004, October 2, 2005 and October 1, 2006 (Dollars in thousands)	2004	2005	2006	2004	2005	2006
CHANGE IN FAIR VALUE OF PLAN ASSETS
Beginning of period	$7,353	$6,402	$7,433	$—	$—	$—
Actual return on plan assets	(73)	706	489	—	—	—
Company contributions	—	547	421	532	326	433
Benefits paid	(878)	(222)	(237)	(532)	(326)	(433)

END OF PERIOD FAIR VALUE	6,402	7,433	8,106	—	—	—

CHANGE IN PROJECTED BENEFIT OBLIGATION
Beginning of period	$10,457	$10,666	$10,908	$6,882	$6,604	$6,700
Service cost	204	72	—	5	5	6
Interest cost	158	609	599	399	382	356
Actuarial loss (gain)	725	(217)	567	(150)	35	512
Benefits paid	(878)	(222)	(237)	(532)	(326)	(433)

END OF PERIOD PROJECTED BENEFIT OBLIGATION	10,666	10,908	11,837	6,604	6,700	7,141

Unfunded status of the plan	(4,264)	(3,475)	(3,731)	(6,604)	(6,700)	(7,141)
Unrecognized net actuarial loss	958	564	1,245	1,692	1,676	2,135
Accrued benefit cost	(3,306)	(2,911)	(2,486)	(4,912)	(5,024)	(5,006)
Additional minimum liability	(958)	(564)	(1,245)	—	—	—

NET AMOUNT RECOGNIZED	$(4,264)	$(3,475)	$(3,731)	$(4,912)	$(5,024)	$(5,006)

WEIGHTED AVERAGE ASSUMPTIONS
Discount rate	5.75%	5.54%	5.75%	6.00%	5.50%	5.75%
Expected return on plan assets	8.00%	8.00%	8.00%	n/a	n/a	n/a

(1)	Net periodic benefit cost for 2004 is for the period from July 7, 2004 when the plan was acquired in the NAMPAC Acquisition. We did not have defined benefit pension plans prior to the NAMPAC Acquisition.

The accumulated benefit obligation for the defined benefit pension plan was $10.9 million and $11.8 million as of October 2, 2005 and October 1, 2006, respectively. The accumulated benefit obligation for the other post-retirement benefit plans was $6.7 million and $7.1 million as of October 2, 2005 and October 1, 2006, respectively.

The following table presents plan assets as a percentage of total plan assets for our defined benefit pension plan at the date indicated:

September 30 (Dollars in thousands)	2004	2005	2006
ASSET CATEGORY
Equity mutual funds	61%	61%	60%
Fixed income mutual funds	39%	39%	40%

	100%	100%	100%

NAMPAC employs a total return investment approach whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets for a determined level of risk. Risk tolerance is established through consideration of plan liabilities, plan funded status and corporate financial condition. The investment portfolio contains a diversified blend of equity and fixed-income investments. Furthermore, equity investments are diversified across domestic and non-domestic stock, as well as growth, value and small and large capitalizations. Other assets such as real estate, private equity and hedge funds may be used to enhance long-term returns while improving portfolio diversification. Derivatives may be used to gain

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

market exposure; however, derivatives may not be used to leverage the portfolio beyond the market value of the underlying investments. Investment risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews, annual liability measurements and periodic asset/liability studies.

Estimated future benefit payments under the defined benefit pension plan and other postretirement benefits by fiscal year are as follows:

(Dollars in thousands)	Pension Benefits	Other Benefits
FISCAL YEAR ENDING
2007	$292	$513
2008	320	514
2009	376	541
2010	404	571
2011	418	582
2012 through 2016	2,727	2,467

In 2007, we expect to contribute approximately $1.0 million and $0.5 million to the pension plan and the postretirement benefit plan, respectively.

For measurement purposes, annual rates of increase of 10.75% and 10.0% in the post-65 per capita costs of covered health care benefits were assumed for each of 2005 and 2006, respectively, and a 9.75% and 9.0% annual rate of increase in the pre-65 per capita costs of covered health care benefits were assumed for 2005 and 2006, respectively. As of October 1, 2006, post-65 rates were assumed to decrease by 0.75% per year to 7.0% and then by 0.5% per year to 5.5% and remain at that level thereafter. Pre-65 rates were assumed to decrease by 0.75% per year to 7.5% and then by 0.5% per year to 5.5% and remain at that level thereafter.

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Medicare Act”) was signed into law. The Medicare Act introduced a Medicare prescription drug benefit that began in calendar 2006 as well as a federal subsidy to sponsors of retirement health care plans that provide a benefit at least “actuarially equivalent” to the Medicare benefit. We evaluated the benefits of the subsidy and determined that the cost of applying for the subsidy was outweighed by the estimated benefit to the Company. As such, plan obligations do not reflect the impact of this legislation.

Assumed healthcare cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage point change in assumed health care cost trend rates would have the following effects:

(Dollars in thousands)	2006
1% INCREASE IN ASSUMED HEALTH CARE COST TRENDS
Effect on total service and interest cost components	$42

Effect on postretirement benefit obligation	708

1% DECREASE IN ASSUMED HEALTH CARE COST TRENDS
Effect on total service and interest cost components	$(36)

Effect on postretirement benefit obligation	(609)

Defined Contribution Plans

We offer qualified defined contribution plans that cover substantially all full-time employees. Under the plans, we match employee contributions up to a certain limit. One of our plans provides for a deferred profit

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

sharing component, which is funded at the discretion of our Board of Directors. Our net contributions to these plans were approximately $1.9 million, $2.5 million and $2.8 million in 2004, 2005 and 2006, respectively.

We contribute to certain union sponsored defined contribution plans that provide benefits to certain of our union employees under collective bargaining agreements. Our contributions to these plans were approximately $1.4 million, $1.3 million and $1.4 million in 2004, 2005 and 2006, respectively.

Supplemental Executive Retirement Plans

We provide for retirement benefits to certain current and former executives of the Company or its predecessors through supplemental executive retirement plans (“SERPs”). We recorded expenses of approximately $0.4 million, $0.9 million and $0.8 million in 2004, 2005 and 2006, respectively related to these plans. We paid SERP benefits of approximately $0.2 million, $0.4 million and $0.4 million in 2004, 2005 and 2006, respectively. At October 2, 2005 and October 1, 2006, we had accrued SERP liabilities of $5.8 million and $6.6 million, respectively. The current and the non-current portions of the SERP liability are recorded in other current liabilities and other noncurrent liabilities, respectively, in the consolidated balance sheets. The liabilities at October 2, 2005 and October 1, 2006 were determined using a discount rate of 5.43% and 5.74%, respectively. The SERPs are unfunded.

Estimated future benefit payments under the SERP agreements are as follows:

(Dollars in thousands)
FISCAL YEAR ENDING
2007	$477
2008	722
2009	722
2010	722
2011	722
2012 through 2016	3,288

12. Related Party Transactions

We pay an annual financial advisory fee to Kelso of approximately $0.5 million and reimburse them for related expenses. These expenses are included in other expense (income), net.

13. Restructuring and Impairment

Fiscal years ended October 3, 2004, October 2, 2005 and October 1, 2006 (Dollars in thousands)	2004	2005	2006
Restructuring charge	$352	$4,265	$1,511
Impairment charge	—	1,000	—

RESTRUCTURING AND IMPAIRMENT CHARGE	$352	5,265	$1,511

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table set forth changes in the restructuring and exit liabilities, which are included in other current liabilities in the consolidated balance sheets. The nature of the liabilities has not changed from that previously reported and restructuring charges are shown net of any adjustments.

	Metal Packaging Segment			Plastic Packaging Segment
(Dollars in millions)	Severance Costs	Facility Closure Costs	Segment Total	Severance Costs	Facility Closure Costs	Segment Total	Total
Restructuring liability
Balance at September 29, 2003	$0.3	$1.2	$1.5	$—	$—	$—	$1.5
Restructuring charge	0.2	0.1	0.3	—	—	—	0.3
Expenditures	(0.5)	(1.2)	(1.7)	—	—	—	(1.7)

Balance at October 3, 2004	—	0.1	0.1	—	—	—	0.1
Restructuring charge	—	0.3	0.3	1.0	3.1	4.1	4.4
Expenditures	—	(0.4)	(0.4)	(0.6)	(1.6)	(2.2)	(2.6)

Balance at October 2, 2005	—	—	—	0.4	1.5	1.9	1.9
Restructuring charge	—	—	—	0.4	0.3	0.7	0.7
Adjustment related to change in sublease assumptions	—	—	—	—	0.8	—	0.8
Expenditures	—	—	—	(0.6)	(1.2)	(1.8)	(1.8)

Balance at October 1, 2006	$—	$—	$—	$0.2	$1.4	$1.6	$1.6

Exit liability
Balance at September 29, 2003	$0.2	$0.5	$0.7	$—	$—	$—	$0.7
Adjustments	(0.2)	0.2	—	—	—	—	—
Expenditures	—	(0.5)	(0.5)	—	—	—	(0.5)

Balance at October 3, 2004	—	0.2	0.2	—	—	—	0.2
Adjustments	—	(0.1)	(0.1)	—	—	—	(0.1)
Expenditures	—	(0.1)	(0.1)	—	—	—	(0.1)

Balance at October 2, 2005	$—	$—	$—	$—	$—	$—	$—

Restructuring Charge and Liability

2001 Rightsizing Plan.    In 2001, we implemented a manufacturing and cost structure rightsizing plan whereby we recorded a restructuring charge of approximately $5.3 million. The restructuring liability of $1.5 million remaining at the beginning of 2004 primarily related to future lease obligations at two of our closed manufacturing facilities. We recorded a reduction in the restructuring liability of approximately $0.1 million (as an adjustment to restructuring expense) in 2005 as no further severance or facility closure costs were expected. At October 2, 2005, there were no amounts remaining in the restructuring liability related to this plan, and we do not anticipate any related future charges or adjustments.

2004 Picayune Facility Closure.    In the fourth quarter of 2003, we were notified by one of our large customers that it was converting its steel packaging requirements to an alternative packaging that we did not manufacture. The customer completed its conversion in the second quarter of 2004. As a result of this conversion, we closed our Picayune, Mississippi manufacturing facility, whereby we relocated or terminated the workforce and disposed of, stored or transferred certain equipment to other of our manufacturing facilities. Upon notice from the customer and in anticipation of the closure, we recorded a restructuring charge of approximately $0.3 million in 2003 (primarily related to severance and benefits) and recorded an aggregated restructuring

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

charge of approximately $0.3 million in each of 2004 and 2005. The total restructuring charge consisted of severance and benefits, equipment disposition and other related costs associated with closure of the Picayune facility. We terminated approximately 80 employees related to this facility closure.

In addition to the restructuring charge, we shortened the estimated remaining useful lives of certain long-lived assets, primarily equipment, associated with the manufacture of the steel packaging supplied to the customer discussed above. The shortened useful lives resulted in approximately $1.8 million in additional depreciation expense in the fourth quarter of 2003 and approximately $5.8 million in additional depreciation in 2004.

We returned the facility to the landlord in 2005, and, at October 2, 2005, there were no amounts remaining in the restructuring liability related to the closure of this facility. We do not anticipate any related future charges or adjustments.

2005 Plastics Manufacturing Restructuring Plan.    In October 2004, the Board of Directors approved a broad plan to close certain plastics manufacturing facilities and to eliminate certain positions that became redundant as a result of the NAMPAC Acquisition. We ceased operations at one of the facilities at the end of 2004, and the remaining facilities were closed in the third quarter of 2005. Approximately 88 hourly and approximately 41 salaried employees were affected by the plan. The purpose of the plan was to lower overall manufacturing costs and improve manufacturing capacity through the consolidation of existing business from these closed facilities into our NAMPAC facilities.

In 2005, we recorded a $4.1 million restructuring charge consisting of $3.1 million in costs associated with the shutdown of certain of our plastics manufacturing facilities and $1.0 million in severance and benefits costs associated with the facility closures and the elimination of redundant positions as a result of the NAMPAC Acquisition. A portion of the $3.1 million restructuring charge related to shutdown costs includes the net present value of future lease payments, net of expected sublease proceeds, and other obligations associated with facilities that were closed in the third quarter of 2005.

In addition to the restructuring charge, we recorded approximately $3.9 million of additional depreciation in 2005 associated with the shortened useful lives of equipment subsequently taken out of service in association with the closure of the plastic manufacturing facilities.

During 2006, we incurred and expensed approximately $1.0 million in facility closure costs and approximately $0.3 million in severance costs related to these facilities. Included in the $1.0 million in facility closure costs is an adjustment of approximately $0.8 million related to a change in our sublease assumptions on the remaining facility. We expect to incur future restructuring charges of approximately $0.4 million related to facility shutdown and holding costs, which include the accretion of net lease liabilities recorded at present value, and to severance related costs.

In the fourth quarter of 2006, we closed a warehouse facility in Canada, which resulted in the termination of 3 employees. We recorded approximately $0.1 million in facility closure costs and approximately $0.1 million in severance and benefits costs. We do not anticipate any future charges related to this closure.

Impairment Charge

As a result of the plastics manufacturing restructuring plan, as discussed above, we took an initial $0.8 million impairment charge in the third quarter of 2005 to write certain assets down to their estimated fair value and reclassified them as assets held for sale in other current assets. We took an additional charge of $0.2 million in the fourth quarter of 2005 to further write the assets down to their estimated fair value.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At October 2, 2005, the estimated fair value less cost to sell of equipment held for sale associated with the closed facilities was approximately $0.6 million, and is included in other current assets. The assets were sold in 2006 for $0.6 million.

Exit Liability

At February 7, 2003, our senior management committed to a plan to exit a manufacturing facility. In conjunction with this decision, we established an exit liability of $1.1 million for closing our Southwest manufacturing facility in Dallas, Texas. This liability included severance and benefit costs of approximately $0.5 million and estimated facility closure costs of approximately $0.6 million. The facility was sold in fiscal 2005, and we do not anticipate any future charges or adjustments.

The facility was classified as an asset held for sale in other current assets at October 3, 2004. We sold the facility for approximately $0.7 million in December 2004 and recorded a gain on the sale of approximately $0.2 million.

14. Contingencies

Environmental

We are subject to a broad range of federal, state, provincial and local environmental, health and safety laws, including those governing discharges to air, soil and water, the handling and disposal of hazardous substances and the investigation and remediation of contamination resulting from the release of hazardous substances. We believe that we are currently in material compliance with all applicable environmental, health and safety laws, though future expenditures may be necessary in order to maintain such compliance, including compliance with air emission control requirements for volatile organic compounds. In addition, in the course of our operations we use, store and dispose of hazardous substances. Some of our current and former facilities are currently involved in environmental investigations, remediations and claims resulting from the release of hazardous substances or the presence of other contaminants. Except to the extent otherwise disclosed herein, we believe it is remote that any material losses may have resulted from identified environmental remediation matters or environmental investigations relating to our current or former facilities. While we do not believe that any identified investigation or remediation obligations will have a material adverse effect on our financial position, results of operations or cash flows, there are no assurances that such obligations will not arise in the future. Many of our facilities have a history of industrial usage for which investigation and remediation obligations could arise in the future and which could have a material adverse effect on our financial position, results of operations or cash flows.

We incurred approximately $1.1 million in capital expenditures in 2006 and will incur approximately $0.7 million in the first quarter of 2007 to comply with federal Maximum Achievable Control Technology (“MACT”) regulations related to air emission control requirements for Hazardous Air Pollutants (“HAP”) and volatile organic compounds. In addition, we expect to incur approximately $1.4 million in capital expenditures in the remainder of 2007 to comply with certain environmental laws at a facility related to the ICL Acquisition.

In the third quarter of 2005, we joined a potentially responsible party (“PRP”) group related to a waste disposal site in Georgia. Our status as a PRP was based on documents indicating that waste materials were transported to the site from our Homerville, Georgia facility prior to our acquisition of the facility in 1989. We joined the PRP group in order to reduce our exposure, which we estimate will approximate $0.1 million.

From time to time, we receive requests for information or are identified as a PRP pursuant to the Federal Comprehensive Environmental Response, Compensation and Liability Act or analogous state laws with respect

BWAY HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

to off-site waste disposal sites utilized by its current or former facilities or its predecessors in interest. We do not believe that any of these identified matters will have a material adverse effect on our financial position, results of operations or cash flows. We cannot, however, assure you that such obligations will not arise in the future.

We record reserves for environmental liabilities when environmental investigation and remediation obligations are probable and related costs are reasonably estimable. We had accrued liabilities of approximately $0.3 million at October 2, 2005 and October 1, 2006; however, future expenditures may exceed the amounts accrued.

Self Insurance

We are self-insured with stop loss arrangements for the majority of our medical and workers’ compensation benefits. The self insurance liability related to workers’ compensation is determined based on filed claims. The self-insurance liability related to medical claims is determined based on internal and external analysis of actual claims. The amounts related to these claims are included in other current liabilities and were $7.5 million and $7.0 million at October 2, 2005 and October 1, 2006, respectively.

Other

We are involved in legal proceedings from time to time in the ordinary course of business. We believe that the outcome of these proceedings will not have a material effect on our financial position, results of operations or cash flows. At October 2, 2005 and October 1, 2006, we had accrued approximately $0.5 million and $0.3 million, respectively, related to pending litigation matters, other than as discussed below.

Our Armstrong Containers, Inc. subsidiary (“Armstrong”) has been named as a defendant in various complaints related to the sale of lead pigment for use in lead-based paint based on the ground that Armstrong is an alleged successor in interest to the John R. MacGregor Company and/or the MacGregor Lead Company (collectively, “MacGregor”). MacGregor was involved in the manufacture and sale of lead pigment until mid-1971, when MacGregor sold its lead and lead-paint businesses to third parties.

The allegations in these cases are similar to those made against leading paint manufacturers described above. Plaintiffs in the public nuisance cases seek compensatory and punitive damages, including the cost of abating the alleged nuisance, and plaintiffs in the personal injury cases seek unspecified monetary damages in excess of the statutory minimum for personal injuries due to alleged exposure to lead paint. We expect that additional lead pigment/lead-based paint litigation may be filed against Armstrong (or that Armstrong may be added to existing litigation against other defendants) in the future asserting similar or different claims and seeking similar or different types of damages or relief.

Litigation is inherently subject to many uncertainties. Adverse court rulings, determinations of liability, changes in legislation and administrative regulations, among other factors, could affect the lead pigment/lead-based paint litigation against Armstrong and increase the likelihood of future claims and proceedings. We can neither predict the outcome of existing or future cases that name Armstrong as a defendant due to the uncertainties involved nor can we reasonably determine the scope or amount of the potential costs and liabilities related to these matters. We have, therefore, not reserved any amounts in respect of potential payments of damages. At October 1, 2006, we had accrued approximately $0.5 million in legal fees and expenses related to this matter.

In the third quarter of 2006, one of our customers notified us that it had initiated a voluntary product recall of certain of its products due to potential leaks in certain of the containers that we likely manufactured. At October 1, 2006, we had approximately $1.2 million accrued related to this matter.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Letters of Credit

At October 1, 2006, a bank had issued standby letters of credit on our behalf in the aggregate amount of $8.0 million primarily in favor of our workers’ compensation insurers and purchasing card vendor.

Collective Bargaining Agreements

At October 1, 2006, approximately 23% of our hourly employees were subject to union collective bargaining agreements. Two of our collective bargaining agreements, representing approximately 47% of our union employees, will become amendable in 2007.

Commodity Risk

We are subject to various risks and uncertainties related to changing commodity prices for and the availability of the raw materials used in the manufacture of our products, primarily steel and resin, as well as unfavorable changes in energy costs, primarily electricity and natural gas.

15. Business Segments

Our operations are organized and reviewed by management along our products lines in two reportable segments—Metal Packaging and Plastics Packaging. We operate these reportable segments as separate divisions and differentiate the segments based on the nature of the products and services they offer. The primary raw material and manufacturing process are unique for each segment. A further description of each business segment and of our Corporate services area follows:

Metal Packaging.    Metal Packaging includes the metal packaging products and material center services that we have historically offered. Primarily products in this segment include paint cans, aerosol containers, ammunition boxes and other general line containers made from steel. Metal Packaging is a separate division of the Company with management and production facilities and processes distinct from our Plastics Packaging Division. Metal Packaging includes steel pails manufactured by ICL.

Plastics Packaging.    Plastics Packaging includes the plastics packaging products manufactured and distributed by NAMPAC and ICL. Principle products in this segment include open- and tight-head pails and drums and other multi-purpose rigid industrial plastic packaging. Plastics Packaging is a separate division of the Company with management and production facilities and processes distinct from our Metal Packaging Division.

Corporate.    Corporate includes accounting and finance, information technology, payroll and human resources and various other overhead charges, each to the extent not allocated to the divisions.

Segment assets include, among other things, inventories, property, plant and equipment, goodwill and other intangible assets. The accounting policies of our segments are the same as those described in Note 1. There were no intersegment sales in the periods presented. Management’s evaluation of segment performance is principally based on a measure of segment earnings, which we calculate as segment gross profit (excluding depreciation and amortization) less selling expenses (“Segment Earnings”).

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following sets forth certain financial information attributable to our business segments for 2005 and 2006.

Fiscal years ended October 2, 2005 and October 1, 2006 (Dollars in thousands)	2005	2006
NET SALES
Metal packaging	$528,512	$552,968
Plastics packaging	300,597	365,545

CONSOLIDATED NET SALES	$829,109	$918,513

INCOME BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE
Metal packaging	$81,831	$87,193
Plastics packaging	22,185	26,354

SEGMENT EARNINGS	104,016	113,547
Corporate undistributed expense	(11,561)	(21,212)
Depreciation and amortization (see below)	(43,215)	(41,615)
Restructuring and impairment charge	(5,265)	(1,511)
Interest expense, net	(32,165)	(34,660)
Other (expense) income, net	670	(1,813)

CONSOLIDATED INCOME BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	$12,480	$12,736

TOTAL ASSETS
Metal packaging	$303,364	$318,699
Plastics packaging	285,434	322,540

Segment assets	588,798	641,239
Corporate assets	183,196	192,506

CONSOLIDATED TOTAL ASSETS	$771,994	$833,745

CAPITAL EXPENDITURES
Metal packaging	$8,143	$8,543
Plastics packaging	11,337	15,632

Segment capital expenditures	19,480	24,175
Corporate capital expenditures	802	866

CONSOLIDATED CAPITAL EXPENDITURES	$20,282	$25,041

DEPRECIATION AND AMORTIZATION
Metal packaging	$21,468	$21,381
Plastics packaging	19,646	18,331

Segment depreciation and amortization	41,114	39,712
Corporate depreciation and amortization	2,101	1,903

CONSOLIDATED DEPRECIATION AND AMORTIZATION	$43,215	$41,615

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following sets forth business segment net sales by products and services for 2004, 2005 and 2006:

Fiscal years ended October 3, 2004, October 2, 2005 and October 1, 2006 (Dollars in thousands)	2004	2005	2006
METAL PACKAGING
General line containers	$472,707	$502,318	$535,942
Other	45,951	26,194	17,026

TOTAL METAL PACKAGING SEGMENT NET SALES	518,658	528,512	552,968

PLASTICS PACKAGING SEGMENT NET SALES	92,930	300,597	365,545

CONSOLIDATED NET SALES	$611,588	$829,109	$918,513

Customers

We sell our containers to a large number of customers in various industry sectors. To reduce credit risk, we set credit limits and perform ongoing credit evaluations. Although our exposure to credit risk associated with nonpayment is affected by the industry conditions of our customers, our outstanding accounts receivable are substantially current and are materially within our established terms and limits.

Fiscal years ended October 3, 2004, October 2, 2005 and October 1, 2006	2004	2005	2006
PERCENTAGE OF SALES TO TOP TEN CUSTOMERS
Metal packaging segment	47%	48%	43%
Plastics packaging segment	29	42	40

Total	42	40	35

PERCENTAGE OF SALES TO LARGEST CUSTOMER
Metal packaging segment	16%	16%	13%
Plastics packaging segment	16	22	18

Total	16	18	15

We sell our products primarily in North America. In 2004, 2005 and 2006, sales to customers located outside the United States were less than five percent of our total net sales.

16. Subsequent Events

On January 30, 2007, we acquired substantially all of the assets and assumed certain liabilities of Vulcan Containers, Ltd. (“Vulcan”) for a purchase price of approximately CDN$6.5 million (approximately $5.5 million U.S. dollars at the closing date). The acquisition was funded using cash on hand. Vulcan is headquartered in Toronto and produces steel pails for distribution primarily in Canada. The acquired business will be included in our metal packaging segment.

In February 2007, we committed to a plan to consolidate the Vulcan business with and into our ICL business. As a result, we intend to close the Vulcan manufacturing facilities and terminate approximately 100 employees. In connection with the purchase price allocation, we expect to record a restructuring liability of approximately $4 million to $5 million, which will consist of severance payments, facility holding costs and facility closure costs.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17. Quarterly Results of Operations (unaudited)

(Amounts in thousands except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter(1)	Total(1)
FISCAL YEAR 2005
Net sales	$174,707	$206,830	$227,412	$220,160	$829,109

Gross profit (excluding depreciation and amortization)	18,769	29,962	35,869	30,470	115,070

Net (loss) income	$(1,889)	$1,420	$6,012	$2,586	$8,129

Net (loss) income per share:
Basic	$(0.09)	$0.07	$0.29	$0.13	$0.39
Diluted	(0.09)	0.07	0.24	0.10	0.33
Weighted-average number of shares outstanding:
Basic	20,602	20,602	20,602	20,606	20,603
Diluted	20,602	20,602	24,892	24,939	24,937

FISCAL YEAR 2006
Net sales	$201,373	$225,419	$242,675	$249,046	$918,513

Gross profit (excluding depreciation and amortization)	16,039	31,751	37,786	36,536	122,112

(Loss) income before cumulative effect of change in accounting principle, net of tax	(4,606)	4,917	9,310	(3,826)	5,795

Net (loss) income	$(4,606)	$4,917	$9,310	$(4,224)	$5,397

Net (loss) income per share:
Basic
Net (loss) income per share before cumulative effect of change in accounting principle, net of tax	$(0.22)	$0.24	$0.45	$(0.19)	$0.28
Net (loss) income per share	(0.22)	0.24	0.45	(0.21)	0.26
Diluted
Net (loss) income per share before cumulative effect of change in accounting principle, net of tax	(0.22)	0.20	0.38	(0.19)	0.23
Net (loss) income per share	(0.22)	0.20	0.38	(0.21)	0.21
Weighted-average number of shares outstanding:
Basic	20,610	20,610	20,610	20,539	20,592
Diluted	20,610	24,765	24,802	20,539	25,348

(1)	The results of operations in the fourth quarter of fiscal 2006 include the following items:

•	ICL Asset Purchase was completed on July 17, 2006 and the related results of operations are included from the date of acquisition. See Note 2.

•

We recorded an adjustment of approximately $0.8 million related to a change in our estimated sublease assumptions on a closed manufacturing facility, which resulted in additional restructuring expense. See Note 13.

•

We expensed approximately $0.8 million in debt issuance costs that could not be capitalized related to the refinancing of the credit facility. The expense was recorded to other expense, net. See Note 6.

BWAY HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•

We recorded approximately $8.8 million in stock based compensation related to the cash settlement of certain Exchange Options exercised. The expense was recorded in Selling and Administrative Expense. See Notes 1, 7 and 8.

•	We adopted FIN 47 as of October 1, 2006, which resulted in a charge of $0.4 million, net of related tax effect, related to the cumulative effect of change in accounting principle. See Note 1.

•

The provision for income taxes includes approximately $0.9 million related to a Puerto Rican tax assessment and to approximately $1.0 million related to adjustments to our estimated effective state tax rate.

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF REGISTRANT

BWAY HOLDING COMPANY

CONDENSED BALANCE SHEET INFORMATION

(Dollars in thousands except share data)	October 2, 2005	October 1, 2006
Assets
INVESTMENT IN SUBSIDIARY	$123,436	$127,483

TOTAL ASSETS	$123,436	$127,483

Liabilities and Stockholders’ Equity
STOCKHOLDERS’ EQUITY
Common stock, $.01 par value, 23,995,088 shares authorized; 20,609,796 shares issued and outstanding at October 2, 2005 and 20,524,708 shares issued and outstanding at October 1, 2006	$206	$205
Additional paid-in capital	107,350	106,151
Retained earnings	16,227	21,624
Accumulated other comprehensive loss	(347)	(497)

TOTAL STOCKHOLDERS’ EQUITY	123,436	127,483

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$123,436	$127,483

The accompanying Notes to Condensed Financial Information are an integral part of these statements.

BWAY HOLDING COMPANY

CONDENSED STATEMENT OF OPERATIONS INFORMATION

	Fiscal Years Ended
(Dollars in thousands, expect per share data)	October 3, 2004	October 2, 2005	October 1, 2006
Equity in earnings of subsidiary, net of tax	$5,707	$8,129	$5,397

NET INCOME	$5,707	$8,129	$5,397

WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING
Basic	18,006	20,603	20,592

Diluted	21,333	24,937	25,348

EARNINGS PER SHARE
Basic	$0.32	$0.39	$0.26

Diluted	0.27	0.33	0.21

The accompanying Notes to Condensed Financial Information are an integral part of these statements.

BWAY HOLDING COMPANY

CONDENSED STATEMENT OF CASH FLOWS INFORMATION

	Fiscal Years Ended
(Dollars in thousands, expect per share data)	October 3, 2004	October 2, 2005	October 1, 2006
CASH PROVIDED BY OPERATING ACTIVITIES	$—	$—	$10,000

CASH FLOW FROM INVESTING ACTIVITIES
Investment in subsidiary	(30,000)	—	—

CASH USED IN INVESTING ACTIVITIES	(30,000)	—	—

CASH FLOW FROM FINANCING ACTIVITIES
Issuance of common stock	30,000	—	—
Repurchase and cancellation of common stock	—	—	(1,200)
Cash settlement of stock options	—	—	(8,800)

CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	30,000	—	(10,000)

NET CHANGE IN CASH AND CASH EQUIVALENTS	—	—	—
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	—	—	—

CASH AND CASH EQUIVALENTS, END OF PERIOD	$—	$—	$—

The accompanying Notes to Condensed Financial Information are an integral part of these statements.

BWAY HOLDING COMPANY

NOTES TO CONDENSED FINANCIAL INFORMATION

1. Basis of Presentation

These condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X. BWAY Holding Company (“BWAY Holding”) is a holding company, which conducts its operations through its wholly-owned subsidiary, BWAY Corporation and its subsidiaries (“BWAY”). BWAY Holding was formerly known as BCO Holding Company.

2. Debt

On July 17, 2006, BWAY Holding, BWAY and its wholly-owned subsidiary, ICL Industrial Containers ULC (“ICL”), entered into a credit facility with various lenders, Deutsche Bank Trust Company Americas, as administrative agent, LaSalle Bank, N.A., as documentation agent and Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc., as joint arrangers. The credit facility consists of a $190.0 million B Term Loan (the “US Term Loan”) and a $50.0 million revolving credit facility (the “US Revolver”) and a CDN$56.41 million (US$50.0 million equivalent at the borrowing date) C Term Loan (the “Canadian Term Loan”) and a $5.0 million equivalent revolving credit facility (the “Canadian Revolver”) (collectively, the “Credit Facility”).

BWAY Corporation is the borrower of the US Term Loan and only BWAY Corporation can borrow on the US Revolver. ICL is the borrower of the Canadian Term Loan and only ICL can borrow on the Canadian Revolver.

The term loans mature July 17, 2013 and the revolving loans mature July 17, 2012. In the event the BWAY Corporation’s $200.0 million in principal senior subordinated notes are not refinanced prior to April 15, 2010, the US Term Loan and the US and Canadian Revolvers mature April 15, 2010 and the Canadian Term Loan matures July 18, 2011.

The US Term Loan is denominated in U.S. dollars and accrues interest at a variable base plus a fixed margin. At October 1, 2006, the effective interest rate on outstanding US Term Loan borrowings was approximately 7.13%. Once repaid, the US Term Loan may not be reborrowed. As the borrower, BWAY Corporation has recorded the US Term Loan on its balance sheet.

The US Revolver is denominated in U.S. dollars and accrues interest at a variable base plus a variable margin based on a Consolidated Total Leverage Ratio, as defined in the credit agreement. There were no outstanding US Revolver borrowings at October 1, 2006.

The Canadian Term Loan is denominated in Canadian dollars and accrues interest at a variable base plus a fixed margin. At October 1, 2006, the effective interest rate on outstanding Canadian Term Loan borrowings was approximately 6.43%. Once repaid, the Canadian Term Loan may not be reborrowed. As the borrower, ICL has recorded the Canadian Term Loan on its balance sheet.

The Canadian Revolver is denominated in either U.S. or Canadian dollars, at the option of the borrower, and, accrues interest at a variable base plus a variable margin based on a Consolidated Total Leverage Ratio, as defined in the credit agreement. There were no outstanding Canadian Revolver borrowings at October 1, 2006.

BWAY Holding and each of its U.S. subsidiaries have guaranteed the US Term Loan and US Revolver, each of which is secured by substantially all of our assets and the U.S. assets of our subsidiaries. In addition, we have pledged as collateral all of the issued and outstanding stock of BWAY and its U.S. subsidiaries, which are wholly-owned by BWAY, and, subject to certain limitations, the outstanding stock of ICL. ICL has guaranteed the Canadian Term Loan and Canadian Revolver, each of which is secured by all of the assets of ICL.

BWAY HOLDING COMPANY

NOTES TO CONDENSED FINANCIAL INFORMATION—(Continued)

At October 1, 2006, BWAY had $8.0 million in standby letter of credit commitments that reduced the available borrowings to BWAY under the US Revolver to $42.0 million.

The credit agreement contains covenants that, among other things, limit our ability (and the ability of some or all of our subsidiaries) to: incur additional debt, pay dividends or distributions on our capital stock or to repurchase our capital stock, make certain investments, create liens on our assets to secure debt, engage in transactions with affiliates, merge or consolidate with another company and transfer and sell assets. We are also required to maintain a minimum Consolidated Interest Coverage Ratio and to not exceed a Maximum Consolidated Total Leverage Ratio (each as defined in the credit agreement). These covenants are subject to a number of important limitations and exceptions. At October 1, 2006, we were in compliance will all applicable covenants contained in the credit agreement.

BWAY had borrowings outstanding under a previous credit facility at October 2, 2005 of $195.3 million, which was a direct obligation of BWAY. BWAY and ICL had borrowings outstanding under the Credit Facility at October 1, 2006 of $240.0 million. All of the borrowings at October 1, 2006 were the direct obligations of BWAY or ICL.

3. Equity

Dividend

In the fourth quarter of fiscal 2006, BWAY declared a dividend of $10.0 million payable to BWAY Holding. The dividend was used to fund the repurchase of shares of BWAY Holding common stock for $1.2 million and the cash settlement of certain stock options from our chairman and chief executive officer for $8.8 million.

Capital Contribution

In the fourth quarter of fiscal 2004, we issued 1,819,282 shares of common stock to our existing stockholders for $30.0 million in cash. We contributed the $30.0 million to BWAY as an additional capital investment. BWAY used the funds to finance, in part, the acquisition of North America Packaging Corporation (“NAMPAC”) in the fourth quarter of fiscal 2004 (the “NAMPAC Acquisition”).

Deferred Shares

In conjunction with the NAMPAC Acquisition, we issued 24,258 deferred shares valued at $0.4 million to an officer of NAMPAC to satisfy amounts due to him under a NAMPAC long-term performance plan that was terminated as part of the NAMPAC Acquisition.

The number of deferred shares granted was fixed based on a value per share agreed upon by the parties to the deferred share agreement. The obligation under the deferred share agreement can only be settled through the issuance of BWAY Holding common stock.

4. Subsequent Event

On May 23, 2007, the Board declared a stock split of our common stock by means of a stock dividend in the amount of 0.87081603410564 shares of common stock for each share of common stock issued and held by stockholders of record as of the close of business on May 23, 2007 payable on May 25, 2007. The Board also adjusted each outstanding option to purchase one share of common stock under our stock-based compensation plans as of the close of business on May 23, 2007 to be an option to purchase 1.87081603410564 shares of common stock at an exercise price equal to 53.452610078685% of the original exercise price for that option. All share and per share amounts (except par value) have been adjusted to reflect the effect of the stock split for all periods presented.

BWAY HOLDING COMPANY

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

(Dollars in thousands)	Balance, Beginning of the Period	Additions Charged to Costs and Expenses	Acquired Balances (Purchase Accounting)		Deductions (2)	Balance, End of the Period
ALLOWANCE FOR DOUBTFUL ACCOUNTS
Year ended October 3, 2004	$961	$265	$515	(1)	$87	$1,654
Year ended October 2, 2005	1,654	189	—		230	1,613
Year ended October 1, 2006	1,613	95	102	(3)	108	1,702

(1)	Represents the opening balance established as part of purchase accounting associated with the NAMPAC Acquisition.
(2)	Deductions represent the net write-offs of uncollectible items.
(3)	Represents the opening balance established as part of purchase accounting associated with the ICL Acquisition.

No dealer, salesperson or other person is authorized to give information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Through and including July 7, 2007 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

10,039,216 Shares

Common Stock

PROSPECTUS

Goldman, Sachs & Co.

Banc of America Securities LLC

Deutsche Bank Securities

JPMorgan